FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item

1.	Interim Report for the Nine Month Period Ended September 30, 2010

TABLE OF CONTENTS

i

CAUTIONARY STATEMENT CONCERNING
FORWARD-LOOKING STATEMENTS

We have made statements in this report on Form 6-K that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear throughout this report and include statements regarding our intent, belief or current expectations regarding:

•	asset growth and alternative sources of funding

•	growth of our fee-based business

•	financing plans

•	impact of competition

•	impact of regulation

•	exposure to market risks:

•	interest rate risk

•	foreign exchange risk

•	equity price risk

•	projected capital expenditures

•	liquidity

•	trends affecting:

•	our financial condition

•	our results of operation

The sections of this report which contain forward-looking statements include, without limitation, “Item 1: Key Information–Risk Factors,” “Item 3: Operating and Financial Review and Prospects,” “Item 6: Financial Information–Legal Proceedings,” and “Item 9: Quantitative and Qualitative Disclosures About Market Risk.” Our forward-looking statements also may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “could,” “may,” “seeks,” “aim,” “combined,” “estimates,” “probability,” “risk,” “VaR,” “target,” “goal,” “objective,” “future” or similar expressions.

You should understand that the following important factors, in addition to those discussed elsewhere in this report and in the documents which are incorporated by reference, could affect our future results and could cause those results or other outcomes to differ materially from those expressed in our forward-looking statements:

•	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies

•	changes in economic conditions

•	the monetary and interest rate policies of the Banco Central de Chile (the “Central Bank”)

•	inflation

•	deflation

•	unemployment

•	unanticipated turbulence in interest rates

•	movements in foreign exchange rates

•	movements in equity prices or other rates or prices

•	changes in Chilean and foreign laws and regulations

•	changes in taxes

•	competition, changes in competition and pricing environments

•	our inability to hedge certain risks economically

•	the adequacy of loss allowances

•	technological changes

•	changes in consumer spending and saving habits

•	increased costs

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms

•	changes in, or failure to comply with, banking regulations

•	our ability to successfully market and sell additional services to our existing customers

•	disruptions in client service

•	natural disasters

•	implementation of new technologies

•	an inaccurate or ineffective client segmentation model

You should not place undue reliance on such statements, which speak only as of the date that they were made. The forward-looking statements contained in this document speak only as of the date of this report, and we do not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CERTAIN TERMS AND CONVENTIONS

As used in this report on Form 6-K, “Santander-Chile”, “the Bank”, “we,” “our” and “us” refer to Banco Santander-Chile and its consolidated subsidiaries.

When we refer to “Banco Santander Spain” or “Santander Spain”, we refer to our parent company, Banco Santander, S.A.

As used in this report, the term “billion” means one thousand million (1,000,000,000).

In this report, references to “$”, “US$”, “U.S. dollars” and “dollars” are to United States dollars, references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month. The Bank does not perform inflation accounting, but some loan and deposits products are contracted in “UF” and are accounted for in a similar fashion as a variable rate financial instrument. See “Item 3: Operating and Financial Review and Prospects”.

In this report, references to the Audit Committee are to the Bank’s Comité de Directores y Auditoría.

In this report, references to “BIS” are to the Bank for International Settlement, and references to “BIS ratio” are to the capital adequacy ratio as calculated in accordance with the Basel Capital Accord.

PRESENTATION OF FINANCIAL INFORMATION

Santander-Chile is a Chilean bank and maintains its financial books and records in Chilean pesos and prepares its condensed consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), in order to comply with requirements of the Securities and Exchange Commission (the “SEC”).

As required by local regulations, our locally filed consolidated financial statements have been prepared in accordance with accounting principles issued by the Superintendency of Banks and Financial Institutions (the “SBIF”). The accounting principles issued by the SBIF are substantially similar to IFRS but there are some exceptions.  Therefore, our locally filed condensed consolidated financial statements have been adjusted for inclusion herein according to IAS 34: Interim Financial Reporting.

The notes to the interim condensed consolidated financial statements contain information in addition to that presented in the Condensed Consolidated Statement of Financial Position, Condensed Consolidated Statement of Income, Condensed Consolidated Statement of Comprehensive Income, Condensed Consolidated Statement of Changes in Equity and Condensed Consolidated Statement of Cash Flows. The notes provide narrative descriptions or details of these financial statements.

The interim condensed consolidated financial statements included in this report on Form 6-K have been prepared from accounting records maintained by the Bank and its subsidiaries.

We have formatted our financial information according to the classification format for banks used in Chile. We have not reclassified the line items to comply with Article 9 of Regulation S-X.  Article 9 is a regulation of the U.S. Securities and Exchange Commission that contains formatting requirements for bank holding company financial statements.

Functional and Presentation currency

According to International Accounting Standard No 21, the Chilean peso, which is the currency of the primary economic area in which the Bank operates and the currency which influences its structure of costs and revenues, has been defined as the functional and presentation currency.  Accordingly, all the balances and transactions denominated in currencies other than the Chilean peso are treated as “foreign currency.”

For presentation purposes we have translated millions of Chilean pesos (MCh$) into thousands of US dollars (ThUS$) using the rate as indicated below, for the Condensed Consolidated Statement of Financial Position, Condensed Consolidated Statement of Income, Condensed Consolidated Statement of Comprehensive Income, Condensed Consolidated Statement of Changes in Equity and Condensed Consolidated Statement of Cash Flow for the nine-month periods ended as of September 30, 2010 and 2009.

Loans

Unless otherwise specified, all references herein (except in the Condensed Consolidated Interim Financial Statements) to loans are to loans and financial leases before deduction for loan loss allowance, and, except as otherwise specified, all market share data presented herein are based on information published periodically by the Superintendency of Banks. Non-performing loans include the principal and interest of any loan with one installment that is 90 days overdue, and do not accrue interest. Restructured loans for which no payments are overdue are not ordinarily classified as non-performing loans. Past due loans include, with respect to any loan, only the portion of principal and interest that is overdue for 90 or more days, and do not include the installments of such loan that are not overdue or that are overdue for less than 90 days, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan, in which case the entire loan is considered past due within 90 days after initiation of such proceedings. See “Item 3: D. Selected Statistical Information–Classification of Loan Portfolio Based on the Borrower’s Payment Performance.”

According to the regulations established by IFRS, a loan is evaluated on each financial statement filing date to determine whether objective evidence of impairment exists.  A loan will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after the initial recognition of the loan, and such event or events have an impact on the estimated future cash flows of such loan that can be reliably estimated. It may not be possible to identify a single event that was the individual cause of the impairment.

An impairment loss relating to a loan is calculated as the difference between the recorded amount of the asset and the present value of estimated future cash flows, discounted at the effective interest rate.

Individually significant loans are individually tested to determine if impairment exists. The remaining financial assets are evaluated collectively in groups with similar credit risk characteristics.

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. In the case of loans recorded at amortized cost, the reversal is recorded in income.  See “Item 3: D. Selected Statistical Information–Analysis of Loan Loss Allowance.”

Outstanding loans and the related percentages of Santander-Chile’s loan portfolio consisting of corporate and consumer loans in the section entitled “Item 2: C. Business Overview” are categorized based on the nature of the borrower. Outstanding loans and related percentages of the loan portfolio of Santander-Chile consisting of corporate and consumer loans in the section entitled “Item 3: D. Selected Statistical Information” are categorized in accordance with the reporting requirements of the Superintendency of Banks, which are based on the type and term of loans. This disclosure is consistent with IFRS.

Effect of Rounding

Certain figures included in this report and in the Interim Condensed Consolidated Financial Statements have been rounded for ease of presentation. Percentage figures included in this report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this report may vary from those obtained by performing the same calculations using the figures in the Interim Condensed Consolidated Financial Statements. Certain other amounts that appear in this report may not sum due to rounding.

Economic and Market Data

In this report, unless otherwise indicated, all macroeconomic data related to the Chilean economy is based on information published by the Central Bank, and all market share and other data related to the Chilean financial system is based on information published by the Superintendency of Banks and our analysis of such information. Information regarding the consolidated risk index of the Chilean financial system as a whole is not available.

Exchange Rates

This report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing the Interim Condensed Consolidated Financial Statements, could be converted into U.S. dollars at the rate indicated, were converted or will be converted at all.

Unless otherwise indicated, all the U.S. dollar amounts at any period end, for any period have been translated from Chilean pesos based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period. On December 31, 2009 and September 30, 2010, the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm on these days was Ch$507.25 and Ch$483.65, or 0.16% more expensive and 0.33% cheaper, respectively, than the published observed exchange rate for such date of Ch$506.43 and Ch$485.23, respectively, per US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for the Chilean peso. For more information on the observed exchange rate, see “Item 1: A. Selected Financial Data–Exchange Rates.”

On January 3, 2011, Chile’s Central Bank announced plans to increase its total international reserves by US$12 billion in 2011. In the first phase, the Central Bank will buy US$50 million a day from January 5 to February 9. The Central Bank will announce the rest of the phases at a later date and, depending on market conditions, could revise the currency intervention program, which is expected to last throughout 2011. We expect the effect of these purchases will be to devalue the peso against the dollar, although actual outcomes could differ due to macroeconomic and other factors..

ITEM 1. KEY INFORMATION

A. Selected Financial Data

The following table presents historical financial information about us as of the dates and for each of the periods indicated. The following table should be read in conjunction with, and is qualified in its entirety by reference to, our Audited Consolidated Financial Statements appearing in our Annual Report on Form 20-F and our Condensed Consolidated Interim Financial Statements included herein. Our Condensed Consolidated Interim Financial Statements and notes at and for the nine-month periods ended September 30, 2009 and 2010 included in this report are prepared in accordance with IFRS and therefore differ in some respects from the financial statements at and for the nine-month periods ended September 30, 2009 and 2010 previously issued by the Bank.

We have selected the following financial information from our Condensed Consolidated Interim Financial Statements. You should read this information in connection with, and this information is qualified in its entirety by reference to, our Condensed Consolidated Interim Financial Statements included in this report.

	As of September 30,
	2010	2010	2009
	In US$ thousands(1)	In Ch$ millions(2)
CONSOLIDATED STATEMENT OF INCOME DATA (IFRS)
Net interest revenue	1,463,567	707,854	631,137
Provision for loan losses	(431,771)	(208,826)	(266,093)
Fee income	401,003	193,945	189,532
Operating costs (3)	(693,799)	(335,556)	(305,162)
Other income, net (4)	137,507	66,506	110,797
Income before taxes	876,507	423,923	360,211
Income tax	(117,341)	(56,752)	(60,673)
Net income	759,166	367,171	299,538
Net income attributable to:
Net income attributable to shareholders	759,371	367,270	294,725
Non controlling interest	(205)	(99)	4,813
Net income attributable to shareholders per share	4.03	1.95	1.56
Net income attributable to shareholders per ADS (5)	4,186.79	2,024.94	1,624.97
Dividends per share (6)	2.83	1.37	1.13
Dividends per ADS (6)	2,949.70	1,426.62	1,176.00
Weighted-average shares outstanding (in millions)	–	188,446.13	188,446.13
Weighted-average ADS outstanding (in millions)	–	181.373	181.373

	September 30, 2010	September 30, 2010	December 31, 2009
	In US$ thousands(1)	In Ch$ millions(2)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA (IFRS)
Cash and balances from the Central Bank	3,148,117	1,522,587	2,043,458
Financial investments (7)	4,266,230	2,063,362	2,642,649
Loans	31,643,235	15,304,251	13,751,276
Loan loss allowance	(886,759)	(428,881)	(349,527)
Financial derivative contracts (assets)	3,424,729	1,656,370	1,393,878
Other assets (8)	3,146,803	1,521,951	1,291,141
Total assets	44,742,355	21,639,640	20,772,875
Deposits	23,047,544	11,146,945	10,708,791
Other interest bearing liabilities	12,450,353	6,021,613	6,232,982
Financial derivative contracts (liabilities)	3,416,096	1,652,195	1,348,906
Total shareholder’s equity (9)	3,784,288	1,830,271	1,689,903
Attributable to shareholders (10)	3,723,089	1,800,672	1,660,104

	As of September 30,
	2010	2009
CONSOLIDATED RATIOS (IFRS)
Profitability and performance:
Net interest margin (11)	5.5%	5.2%
Return on average total assets (12)	2.4%	2.0%
Return on average equity (13)	28.3%	25.3%
Capital:
Average equity as a percentage of average total assets (14)	8.4%	7.9%
Total liabilities as a multiple of equity (15)	10.8	12.9
Credit Quality:
Non-performing loans as a percentage of total loans	2.66%	2.81%
Allowance for loan losses as percentage of total loans	2.80%	1.87%
Operating Ratios:
Operating expenses /operating revenue (16)	37.1%	34.5%
Operating expenses /average total assets	2.4%	2.2%

OTHER DATA
Inflation Rate (17)	2.7%	(0.6)%
Revaluation (devaluation) rate (Ch$/US$) at period end (17)	4.2%	13.2%
Number of employees at period end	11,049	11,280
Number of branches and offices at period end	500	502
_____________
(1)
Amounts stated in U.S. dollars at and for the nine-month period ended September 30, 2010, have been translated from Chilean pesos at the exchange rate of Ch$483.65 = US$1.00 as of September 30, 2010. See “Item 1: A. Selected Financial Data–Exchange Rates” for more information on exchange rate.

(2)	Except per share data, percentages and ratios, share numbers, employee numbers and branch numbers.

(3)
Operating costs is equal to the sum of personnel expenses, administrative expenses, depreciation and amortization and deterioration. See “Note 1–Impairment” to our Condensed Consolidated Interim Financial Statements.

(4)
Other income, net is the sum of other operating income, other operating expenses, net gains (losses) from mark-to-market and trading and foreign exchange transactions, and gain (loss) from investment in other companies.

(5)	1 ADS = 1,039 shares of common stock.

(6)
The dividends per share of common stock and per ADS are determined based on the previous year’s net income. The dividend per ADS is calculated on the basis of 1,039 shares per ADS. Dividend payout was 65% in 2008 and 60% in 2009.

(7)	Includes financial investments held for trading, repos, financial investments available for sale and financial investments held to maturity.

(8)	Includes unsettled transactions, investments in other companies, intangible assets, property plant and equipment, current taxes, deferred taxes and other assets.

(9)
Equity includes shareholders’ equity plus non-controlling interest.  According to IFRS, equity must include non-controlling interest and a minimum provision for mandatory dividends.  This provision is made pursuant to Article 79 of the Corporations Act, in accordance with the Bank’s internal policy, and pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by the unanimous vote of the outstanding shares.

(10)
Shareholders’ equity is calculated according to IFRS. The main difference between this and equity is that the provision for mandatory dividends equal to 30% of net income and non-controlling interest are not included.

(11)	Net interest revenue divided by average interest earning assets (as presented in “Item 3: D. Selected Statistical Information”).

(12)	Net income divided by average total assets (as presented in “Item 3: D. Selected Statistical Information”).

(13)	Net income divided by average equity (as presented in “Item 3: D. Selected Statistical Information”).

(14)	This ratio is calculated using total equity including non-controlling interest.

(15)	Total liabilities divided by equity.

(16)
The efficiency ratio is equal to operating expenses over operating revenue. Operating expenses includes personnel expenses, administrative expenses, depreciation and amortizations, deterioration (See “Note 1–Impairment” to our Condensed Consolidated Interim Financial Statements) and other operating expenses. Operating revenue includes net interest income, net fee and commission income, net income from financial operations, foreign exchange profit (loss) and other operating income.

(17)	Based on information published by the Central Bank.

Exchange Rates

Chile has two currency markets, the Mercado Cambiario Formal, or the Formal Exchange Market and the Mercado Cambiario Informal, or the Informal Exchange Market. According to Law 18,840, the organic law of the Central Bank, and the Central Bank Act (Ley Orgánica Constitucional del Banco Central de Chile), the Central Bank determines which purchases and sales of foreign currencies must be carried out in the Formal Exchange Market. Pursuant to Central Bank regulations which are currently in effect, all payments, remittances or transfers of foreign currency abroad which are required to be effected through the Formal Exchange Market may be effected with foreign currency procured outside the Formal Exchange Market. The Formal Exchange Market is comprised of the banks and other entities so authorized by the Central Bank. The conversion from pesos to U.S. dollars of all payments and distributions with respect to the ADSs described in this report must be transacted at the spot market rate in the Formal Exchange Market. Current regulations require that the Central Bank be informed of certain transactions and that they be effected through the Formal Exchange Market.

On January 3, 2011, Chile’s Central Bank announced plans to increase its total international reserves by US$12 billion in 2011. In the first phase, the Central Bank will buy US$50 million a day from January 5 to February 9. The Central Bank will announce the rest of the phases at a later date and, depending on market conditions, could revise the currency intervention program, which is expected to last throughout 2011. We expect the effect of these purchases will be to devalue the peso against the dollar, although actual outcomes could differ due to macroeconomic and other factors.

Purchases and sales of foreign currencies performed may be legally carried out in the Informal Exchange Market. The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate. On December 31, 2009 and September 30, 2010, the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm on these days was Ch$507.25 and Ch$483.65, or 0.16% more expensive and 0.33% cheaper, respectively, than the published observed exchange rate for such date of Ch$506.43 and Ch$485.23, respectively, per US$1.00.

The following table sets forth the annual low, high, average and period end observed exchange rate for U.S. dollars for each of the following periods, as reported by the Central Bank. We make no representation that the Chilean peso or the U.S. dollar amounts referred to herein actually represent, could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all.

	Daily Observed Exchange Rate Ch$ Per US$(1)
Year	Low(2)	High(2)	Average(3)	Period End(4)
2004	559.21	649.45	609.55	559.83
2005	509.70	592.75	559.86	514.21
2006	511.44	549.63	530.26	534.43
2007	493.14	548.67	522.69	495.82
2008	431.22	676.75	521.79	629.11
2009	491.09	643.87	559.67	506.43

Month
December 2009	494.82	508.75	501.45	506.43
January 2010	489.47	531.75	500.66	531.75
February 2010	523.10	546.18	532.56	529.69
March 2010	508.66	533.87	523.16	526.29
April 2010	514.91	527.38	520.62	520.99
May 2010	517.23	549.17	533.21	529.23
June 2010	530.32	548.16	536.67	543.09
July 2010	518.36	547.19	531.72	522.36
August 2010	499.98	522.75	509.32	499.26
September 2010	484.86	503.10	493.93	485.23
October 2010	475.93	494.44	489.04	491.76
November 2010	477.05	488.72	482.32	486.39

_____________
Source: Central Bank.

(1)	Nominal figures.

(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)	The average of monthly average rates during the year.

(4)	As reported by the Central Bank the first business day of the following period.

Dividends

Under the current General Banking Law, a Chilean bank may only pay a single dividend per year (i.e., interim dividends are not permitted). Santander-Chile’s annual dividend is proposed by its Board of Directors and is approved by the shareholders at the annual ordinary shareholders’ meeting held the year following that in which the dividend is generated. For example, the 2009 dividend must be proposed and approved during the first four months of 2010. Following shareholder approval, the proposed dividend is declared and paid. Historically, the dividend for a particular year has been declared and paid no later than one month following the shareholders’ meeting. Dividends are paid to shareholders of record on the fifth day preceding the date set for payment of the dividend. The applicable record dated for the payment of dividends to holders of ADSs will, to the extent practicable, be the same.

Under the General Banking Law, a bank must distribute cash dividends in respect of any fiscal year in an amount equal to at least 30% of its net income for that year, as long as the dividend does not result in the infringement of minimum capital requirements. The balances of our distributable net income are generally retained for use in our business (including for the maintenance of any required legal reserves). Although our Board of Directors currently intends to pay regular annual dividends, the amount of dividend payments will depend upon, among other factors, our then current level of earnings, capital and legal reserve requirements, as well as market conditions, and there can be no assurance as to the amount or timing of future dividends.

Dividends payable to holders of ADSs are net of foreign currency conversion expenses of JPMorgan Chase Bank, N.A., as depositary (the “Depositary”) and will be subject to the Chilean withholding tax currently at the rate of 35% (subject to credits in certain cases as described in “Item 10: E. Taxation–Material Tax Consequences of Owning Shares of Our Common Stock or ADSs” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2009).

Under the Foreign Investment Contract (as defined herein), the Depositary, on behalf of ADS holders, is granted access to the Formal Exchange Market to convert cash dividends from Chilean pesos to U.S. dollars and to pay such U.S. dollars to ADS holders outside Chile, net of taxes, and no separate registration by ADS holders is required. In the past, Chilean law required that holders of shares of Chilean companies who were not residents of Chile to register as foreign investors under one of the foreign investment regimes contemplated by Chilean law in order to have dividends, sale proceeds or other amounts with respect to their shares remitted outside Chile through the Formal Exchange Market. On April 19, 2001, the Central Bank deregulated the Exchange Market and eliminated the need to obtain approval from the Central Bank in order to remit dividends, but at the same time this eliminated the possibility of accessing the Formal Exchange Market. These changes do not affect the current Foreign Investment Contract, which was signed prior to April 19, 2001, which grants access to the Formal Exchange Market with prior approval of the Central Bank. See “Item 10: D. Exchange Controls” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2009.

The following table presents dividends declared and paid by us in nominal terms in the past two years:

Year	Dividend Ch$ mn (1)	Per share Ch$/share (2)	Per ADR Ch$/ADR (3)	% over earnings (4)	% over earnings (5)
2009	213,295	1.13	1,176.00	65	52
2010	258,751	1.37	1,426.63	60	60
_____________
(1)	Million of nominal pesos.

(2)	Calculated on the basis of 188,446 million shares.

(3)	Calculated on the basis of 1,039 shares per ADS.

(4)	Calculated by dividing dividend paid in the year by net income attributable to shareholders for the previous year as required by local regulations.

(5)	Calculated by dividing dividend paid in the year by net income attributable to shareholders for the previous year under IFRS.

B. Risk Factors

You should carefully consider the following risk factors, which should be read in conjunction with all the other information presented in this report. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties that we do not know about or that we currently think are immaterial may also impair our business operations. Any of the following risks, if they actually occur, could materially and adversely affect our business, results of operations, prospects and financial condition.

We are subject to market risks that are presented both in this subsection and in “Item 3: Operating and Financial Review and Prospects” and “Item 9: Quantitative and Qualitative Disclosures about Market Risk.”

Risks Associated with Our Business

We are vulnerable to the current disruptions and volatility in the global financial markets.

In the past two years, the global financial system has experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, general widening of spreads and, in some cases, lack of price transparency on interbank lending rates. Global economic conditions deteriorated significantly in the second half of 2008, and many countries, including the United States, fell into recession. Many major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, have been experiencing significant difficulties. Around the world, there have also been runs on deposits at several financial institutions, numerous institutions have sought additional capital and many lenders and institutional investors have reduced or ceased providing funding to borrowers (including to other financial institutions).

Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers. Any such increase in capital markets funding costs or deposit rates could have a material adverse effect on our interest margins.

In Chile, the continued economic recession has also caused a rise in unemployment, a fall in consumer spending, a fall in real estate prices and a general decline in economic activity. All of these may lead to a decrease in demand for individual and corporate borrowing, a decrease in demand for financial services and a decrease in credit card spending, which may in turn materially adversely affect our financial condition and results of operation.

Increased competition and industry consolidation may adversely affect our results of operations.

The Chilean market for financial services is highly competitive. We compete with other private sector Chilean and non-Chilean banks, with Banco del Estado, the principal public sector bank, with department stores and larger supermarket chains that make consumer loans and sell other financial products to a large portion of the Chilean population. The lower middle- to middle-income segments of the Chilean population and the small- and mid- sized corporate segments have become the target markets of several banks and competition in these segments is likely to increase. As a result, net interest margins in these segments are likely to decline. Although we believe that demand for financial products and services from individuals and for small- and mid-sized companies will continue to grow during the remainder of the decade, we cannot assure you that net interest margins will be maintained at their current levels.

We also face competition from non-bank and non-finance competitors (principally department stores and larger supermarket chains) with respect to some of our credit products, such as credit cards, consumer loans and insurance brokerage. In addition, we face competition from non-bank finance competitors, such as leasing, factoring and automobile finance companies, with respect to credit products, and from mutual funds, pension funds and insurance companies with respect to savings products.

The increase in competition within the Chilean banking industry in recent years has led to consolidation in the industry. We expect the trends of increased competition and consolidation to continue and result in the formation of large new financial groups. Consolidation in the industry, which can result in the creation of larger and stronger competitors, may adversely affect our financial condition and results of operations by decreasing the net interest margins we are able to generate. In addition, since November 7, 2001, insurance companies have been allowed to participate and compete with banks in the residential mortgage and credit card businesses.

Our allowances for impairment losses may not be adequate to cover future actual losses to our loan portfolio.

As of September 30, 2010, our allowance for loan losses and other assets was Ch$428,881 million, and the ratio of our allowance for loan losses to total loans was 2.80%. The amount of allowances is based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, Chile’s economy, government macroeconomic policies, interest rates and the legal and regulatory environment. As the recent global financial crisis has demonstrated, many of these factors are beyond our control. In addition, as these factors evolve, the models we use to determine the appropriate level of allowance for impairment losses on loans and other assets require recalibration, which can lead to increased provision expense. See “Operating and Financial Review and Prospects–Operating Results–Results of Operations for the nine-month periods ended September 30, 2010 and 2009–Provision for loan losses.” We believe our allowance is adequate as of the date hereof for all known losses. If our assessment of and expectations concerning the above mentioned factors differ from actual developments, or if the quality of our loan portfolio deteriorates or the future actual losses exceed our estimates, our allowance for impairment losses may not be adequate to cover actual losses and we may need to make additional provisions for impairment losses, which may materially and adversely affect our results of operations and financial condition.

Our exposure to individuals and small businesses could lead to higher levels of past due loans, allowances for loan losses and charge-offs.

A substantial number of our customers consist of individuals (approximately 52.5% of the value of the total loan portfolio as of September 30, 2010, if interbank loans are included) and, to a lesser extent, small- and mid-sized companies (those with annual revenues of less than US$2.2 million), which comprised approximately 15.0% of the value of the total loan portfolio as of September 30, 2010. As part of our business strategy, we seek to increase lending and other services to small companies and individuals. Small companies and lower- to middle-income individuals are, however, more likely to be adversely affected by downturns in the Chilean economy than large corporations and individuals with high incomes. In addition, as of September 30, 2010, our residential mortgage loan book totaled Ch$4,498,799 million, representing 29.4% of our total loans. (See Note 7: “Interbank Loans” and “Note 8: Loans and Accounts Receivables from Customers” in our Condensed Consolidated Interim Financial Statements for a description and presentation of residential mortgages in the balance sheet). If the economy and real estate market in Chile experience a significant downturn, as they may due to the global financial and economic crisis, this could materially adversely affect the liquidity, businesses and financial conditions of our customers, which may in turn cause us to experience higher levels of past due loans, thereby resulting in higher provisions for loan losses and subsequent write-offs. This may materially and adversely affect our asset quality, results of operations and financial condition.

If we are unable to maintain the quality of our loan portfolio, our financial condition and results of operations may be materially and adversely affected.

As of September 30, 2010, our non-performing loans were Ch$407,831 million, and the ratio of our non-performing loans to total loans was 2.66%. For additional information on our asset quality, see “Selected Statistical Information–Classification of Loan Portfolio Based on the Borrower’s Payment Performance”. We seek to continue to improve our credit risk management policies and procedures. However, we cannot assure you that our credit risk management policies, procedures and systems are free from any deficiency. Failure of credit risk management policies may result in an increase in the level of non-performing loans and adversely affect the quality of our loan portfolio. In addition, the quality of our loan portfolio may also deteriorate due to various other reasons, including factors beyond our control, such as the macroeconomic factors affecting Chile’s economy. If such deterioration were to occur, it could materially adversely affect our financial conditions and results of operations.

The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

The value of the collateral securing our loan portfolio may significantly fluctuate or decline due to factors beyond our control, including macroeconomic factors affecting Chile’s economy. The real estate market is particularly vulnerable in the current economic climate and this may affect us as real estate represents a significant portion of the collateral securing our residential mortgage loan portfolio. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If this were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.

Additionally, there are certain provisions under Chilean law that may affect our ability to foreclose or liquidate residential mortgages if the real estate in question has been declared as “family property” by a court. If any party occupying the real estate files a petition with the court requesting that such real estate be declared as family property, our ability to foreclose may be very limited.

The growth of our loan portfolio may expose us to increased loan losses.

From December 31, 2004 to December 31, 2009, our aggregate loan portfolio grew by 81.0% in nominal terms to Ch$13,751,276 million (US$27.1 billion), while our consumer loan portfolio grew by 106.2% in nominal terms to Ch$2,244,049 million (US$4.4 billion). From September 30, 2009 to September 30, 2010, our aggregate loan portfolio grew by 12.2% in nominal terms to Ch$15,304,251 million (US$31.6 billion), while our consumer loan portfolio grew by 18.6% in nominal terms to Ch$2,554,884 million (US$5.3 billion). The further expansion of our loan portfolio (particularly in the consumer, small- and mid-sized companies and real estate segments) can be expected to expose us to a higher level of loan losses and require us to establish higher levels of provisions for loan losses.

Our loan portfolio may not continue to grow at the same rate. The current economic turmoil may lead to a contraction in our loan portfolio.

There can be no assurance that our loan portfolio will continue to grow at similar rates to the historical growth rate. A reversal of the rate of growth of the Chilean economy, a slowdown in the growth of customer demand, an increase in market competition or changes in governmental regulations, could adversely affect the rate of growth of our loan portfolio and our risk index and, accordingly, increase our required allowances for loan losses. The continuing economic turmoil could materially adversely affect the liquidity, businesses and financial condition of our customers as well as lead to a general decline in consumer spending and a rise in unemployment. All this could in turn lead to decreased demand for borrowings in general.

The effectiveness of our credit risk management is affected by the quality and scope of information available in Chile.

In assessing customers’ creditworthiness, we rely largely on the credit information available from our own internal databases, the SBIF, Dicom (a Chilean nationwide credit bureau) and other sources. Due to limitations in the availability of information and the developing information infrastructure in Chile, our assessment of the credit risks associated with a particular customer may not be based on complete, accurate or reliable information. In addition, although we have been improving our credit scoring systems to better assess borrowers’ credit risk profiles, we cannot assure you that our credit scoring systems collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we have to rely on other publicly available resources and our internal resources, which may not be effective. As a result, our ability to effectively manage our credit risk may be materially adversely affected.

Fluctuations in the rate of inflation may affect our results of operations.

Inflation in Chile gained momentum in 2007 and 2008. In 2007 and 2008, inflation reached 7.1% and 7.8%, respectively. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. Extended periods of deflation could also have an adverse effect on our business, financial condition and results of operations. In 2009, Chile experienced deflation of 1.4%. During the first nine months of 2010, inflation was 2.7%.

Our assets and liabilities are denominated in Chilean pesos, UF and foreign currencies. The UF is revalued in monthly cycles. On each day in the period beginning on the tenth day of any given month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. For more information regarding the UF, see “Item 9: Quantitative and Qualitative Disclosure about Market Risk–Impact of Inflation” and “Item 3: D. Selected Statistical Information–Average Balance Sheets, Income Earned from Interest-Earning Assets And Interest Paid on Interest-Bearing Liabilities.” Although we benefit from inflation in Chile, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits, or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation, including from extended periods of inflation that adversely affect economic growth or periods of deflation.

Our results of operations are affected by interest rate volatility.

Our results of operations depend to a great extent on our net interest income. Net interest income represented 72.4% of our operating income in 2008 and 65.7% in 2009. Changes in market interest rates could affect the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, leading to a reduction in our net interest income or a decrease in customer demand for our loan or deposit products. Interest rates are highly sensitive to many factors beyond our control, including the reserve policies of the Central Bank, deregulation of the financial sector in Chile, domestic and international economic and political conditions and other factors. In the current economic climate, there is a greater degree of uncertainty and unpredictability in the policy decisions and the setting of interest rates by the Central Bank. Any changes in interest rates could adversely affect our business, our future financial performance and the price of our securities. The following table shows the yields on the Chilean government’s 90-day notes as reported by the Central Bank of Chile at year-end 2004 to 2009, September 30, 2010 and December 21, 2010.

Year	90-day note at Period end (%)
2004	2.24
2005	4.90
2006	5.11
2007	6.15
2008	7.86
2009	0.48
September 30, 2010	3.05
December 21, 2010	3.25

_____________
Source: Central Bank.

Since our principal sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and an adverse effect on our revenues.

Customer deposits are our primary source (56.3%) of funding. As of September 30, 2010, 92.9% of our customer deposits had remaining maturities of one year or less, or were payable on demand. A significant portion of our assets have longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, our liquidity position, results of operations and financial condition may be materially and adversely affected. We cannot assure you that in the event of a sudden or unexpected shortage of funds in the banking system, any money markets in which we operate will be able to maintain levels of funding without incurring high funding costs or the liquidation of certain assets. If this were to happen, our results of operations and financial condition may be materially adversely affected.

The legal restrictions on the exposure of Chilean pension funds may affect our access to funding.

Chilean regulations impose restrictions on the share of assets that a Chilean pension fund management company (Administradora de Fondos de Pension, an “AFP”) may allocate to a single issuer, which is currently 7% per fund managed by an AFP (including any securities issued by the issuer and any bank deposits with the issuer). If the exposure of an AFP to a single issuer exceeds the 7% limit, the AFP is required to reduce its exposure below the limit within three years. As of September 20, 2010, the aggregate exposure of AFPs to us was approximately US$4.15 billion or 2.99% of their total assets. If the exposure of any AFP to us exceeds the regulatory limit, we would need to seek alternative sources of funding, which could be more expensive and, as a consequence, may have a material adverse effect on our financial condition and results of operations.

Pension funds must also comply with other investment limits. Recently approved legislation in Chile (Reformas al Mercado de Capitales II, also known as “MK2”) relaxed the limits on making investments abroad in order to permit pension funds to further diversify their investment portfolios. As of September 30, 2010, the limit on making investments abroad was 60% and will gradually increase to 80% in 2011. As a result, pension funds may change the composition of their portfolios, including reducing their deposits with local banks. As of September 30, 2010, 8.5% of our time deposits were from AFPs. Although the legislation referred to above is intended to promote a gradual relaxation of the investment limits, and we may be able to substitute the reduced institutional funds with retail deposits, there can be no assurance that this occurrence will not have a materially adverse impact on our business, financial condition and results of operations.

We may be unable to meet requirements relating to capital adequacy.

Chilean banks are required by the Decreto con Fuerza de Ley N° 3. of 1997 - Ley General de Bancos (the “General Banking Law”) to maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“basic capital”) of at least 3% of our total assets, net of required loan loss allowances. As we are the result of the merger between two predecessors, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 11%. As of September 30, 2010, the ratio of our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, was 14.52%. Certain developments could affect our ability to continue to satisfy the current capital adequacy requirements applicable to us, including:

•      the increase of risk-weighted assets as a result of the expansion of our business or regulatory changes;

•      the failure to increase our capital correspondingly;

•      losses resulting from a deterioration in our asset quality;

•      declines in the value of our investment instrument portfolio;

•      changes in accounting rules;

•      changes in provisioning guidelines that are charged directly against our equity or net income; and

•      changes in the guidelines regarding the calculation of the capital adequacy ratios of banks in Chile.

In 2012, Chilean banks will most likely adopt the guidelines set forth under Basel II with adjustments incorporated by the SBIF. This should result in a different level of minimum capital required to be maintained by us. No assurance can be given that these changes will not have a material impact on our capitalization ratio.

We may also be required to raise additional capital in the future in order to maintain our capital adequacy ratios above the minimum required levels. Our ability to raise additional capital may be limited by numerous factors, including: our future financial condition, results of operations and cash flows; any necessary government regulatory approvals; our credit ratings; general market conditions for capital raising activities by commercial banks and other financial institutions; and domestic and international economic, political and other conditions.

If we require additional capital in the future, we cannot assure you that we will be able to obtain such capital on favorable terms, in a timely manner or at all. Furthermore, the SBIF may increase the minimum capital adequacy requirements applicable to us. Accordingly, although we currently meet the applicable capital adequacy requirements, we may face difficulties in meeting these requirements in the future. If we fail to meet the capital adequacy requirements, we may be required to take corrective actions. These measures could materially and adversely affect our business reputation, financial condition and results of operations. In addition, if we are unable to raise sufficient capital in a timely manner, the growth of our loan portfolio and other risk-weighted assets may be restricted, and we may face significant challenges in implementing our business strategy. As a result, our prospects, results of operations and financial condition could be materially and adversely affected.

Our business is highly dependent on proper functioning and improvement of information technology systems.

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of transactions across numerous and diverse markets and products in a timely manner. The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively. We have backup data for our key data processing systems that could be used in the event of a catastrophe or a failure of our primary systems, and have established alternative communication networks where available. However, we do not operate all of our redundant systems on a real time basis and cannot assure you that our business activities would not be materially disrupted if there were a partial or complete failure of any of these primary information technology systems or communication networks. Such failures could be caused by, among other things, major natural catastrophes (such as earthquakes), software bugs, computer virus attacks or conversion errors due to system upgrading. In addition, any security breach caused by unauthorized access to information or systems, or intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, could have a material adverse effect on our business, results of operations and financial condition.

Our ability to remain competitive and achieve further growth will depend in part on our ability to upgrade our information technology systems and increase our capacity on a timely and cost effective basis. Any substantial failure to improve or upgrade information technology systems effectively or on a timely basis could materially and adversely affect our competitiveness, results of operations and financial condition.

Operational problems or errors can have a material adverse impact on our business, financial condition and results of operations.

Like all large financial institutions, we are exposed to many types of operational risks, including the risk of fraud by employees and outsiders, failure to obtain proper internal authorizations, failure to properly document transactions, equipment failures and errors by employees. Fraud or other misconduct by employees or third parties may be difficult to detect and prevent and could subject us to financial losses and sanctions imposed by governmental authorities as well as seriously harm our reputation. Although we maintain a system of operational controls, there can be no assurance that operational problems or errors will not occur and that their occurrence will not have a materially adverse impact on our business, financial condition and results of operations.

Banking regulations may restrict our operations and thereby adversely affect our financial condition and results of operations.

We are subject to regulation by the SBIF. In addition, we are subject to regulation by the Central Bank with regard to certain matters, including reserve requirements, interest rates, foreign exchange mismatches and market risks. During the Chilean financial crisis of 1982 and 1983, the Central Bank and the SBIF strictly controlled the funding, lending and general business matters of the banking industry in Chile.

Pursuant to the General Banking Law, all Chilean banks may, subject to the approval of the SBIF, engage in certain businesses other than commercial banking depending on the risk associated with such business and their financial strength. Such additional businesses include securities brokerage, mutual fund management, securitization, insurance brokerage, leasing, factoring, financial advisory, custody and transportation of securities, loan collection and financial services. The General Banking Law also applies to the Chilean banking system a modified version of the capital adequacy guidelines issued by the Basel Committee on Banking Regulation and Supervisory Practices and limits the discretion of the SBIF to deny new banking licenses. There can be no assurance that regulators will not in the future impose more restrictive limitations on the activities of banks, including us. Any such change could have a material adverse effect on our financial condition or results of operations.

Historically, Chilean banks have not paid interest on amounts deposited in checking accounts. However, since June 1, 2002, the Central Bank has allowed banks to pay interest on checking accounts. Currently, there are no applicable restrictions on the interest that may be paid on checking accounts. We have begun to pay interest on some checking accounts under certain conditions. If competition or other factors lead us to pay higher interest rates on checking accounts, to relax the conditions under which we pay interest or to increase the number of checking accounts on which we pay interest, any such change could have a material adverse effect on our financial condition or results of operations.

We must maintain higher regulatory capital to risk-weighted assets than other banks in Chile. Our current required minimum regulatory capital to risk-weighted assets ratio is 11% and as of September 30, 2010, we were at 14.52%. Although we have not failed in the past to comply with our capital maintenance obligations, there can be no assurance that we will be able to do so in the future.

Currently, there are discussions among the SBIF, SERNAC (Chile’s Consumer Protection Agency) and the Minister of Finance regarding a proposal to place limitations on banks' ability sell products in packages combining multiple products. Any such limitation could have a material adverse effect on our financial condition or results of operations.

We are subject to regulatory risk, or the risk of not being able to meet all of the applicable regulatory requirements and guidelines.

We are also subject to various inspections, examinations, inquiries, audits and other regulatory requirements by Chilean regulatory authorities. We cannot assure you that we will be able to meet all of the applicable regulatory requirements and guidelines, or that we will not be subject to sanctions, fines, restrictions on our business or other penalties in the future as a result of noncompliance. If sanctions, fines, restrictions on our business or other penalties are imposed on us for failure to comply with applicable requirements, guidelines or regulations, our business, financial condition, results of operations and our reputation and ability to engage in business may be materially and adversely affected.

We are subject to market and operational risks associated with derivative transactions.

We enter into derivative transactions primarily for hedging purposes and, on a limited basis, on behalf of customers. They are subject to market and operational risks, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of a counterparty to perform its obligations to us).

Market practices and documentation for derivative transactions in Chile may differ from those in other countries. For example, documentation may not incorporate terms and conditions of derivatives transactions as commonly understood in other countries. In addition, the execution and performance of these transactions depend on our ability to develop adequate control and administration systems, and to hire and retain qualified personnel. Moreover, our  ability to monitor and analyze these transactions depends on our information technology systems. These factors may further increase risks associated with derivative transactions and could materially and adversely affect our results of operations and financial condition.

We are subject to counterparty risk in our banking business.

We are exposed to counterparty risks in addition to credit risks associated with lending activities. Counterparty risk may arise from, for example, investing in securities of third parties, entering into derivative contracts under which counterparties have obligations to make payments to us, or executing securities, futures, currency or commodity trades from proprietary trading activities that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. These risks could materially and adversely affect our results of operations and financial condition.

Failure to protect personal information could adversely affect us.

We manage and hold confidential personal information of customers in the conduct of our banking operations. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures could subject us to legal actions and administrative sanctions as well as damages.

Our loan portfolios are subject to risk of prepayment, which may result in reinvestment of assets on less profitable terms.

Our loan portfolios are subject to prepayment risk, which results from the ability of a borrower to pay a loan prior to maturity. Generally, in a declining interest rate environment, prepayment activity increases with the effect of reducing weighted average lives of interest earning assets and adversely affecting results. Prepayment risk also has an adverse impact on our credit card and residential mortgage portfolios, since prepayments could shorten the weighted average life of these portfolios, which may result in a mismatch in funding or in reinvestment at lower yields.

Risks Relating to Chile

The February 2010 earthquake and tsunami in Chile is likely to adversely affect the quality of our loan portfolio in segments of the Chilean economy that have been negatively affected and, as a result, is likely to negatively affect our results of operations.

Chile lies on the Nazca tectonic plate, making it one of the world’s most seismically active regions. Chile has been adversely affected by powerful earthquakes in the past, including an 8.0 magnitude earthquake that struck Santiago in 1985 and a 9.5 magnitude earthquake in 1960 which was the largest earthquake ever recorded.

On February 27, 2010, an 8.8 magnitude earthquake struck central Chile. The quake epicenter was located 200 miles southwest of Santiago and 70 miles north of Concepción, Chile’s second largest city.

The regions of Bío Bío and Maule were the most severely affected regions. Concepción, located approximately 200 miles south of Santiago, was the most affected city, with its infrastructure and numerous buildings severely damaged. The coastal area of Concepción, including the neighboring cities Talcahuano and Penco, were hit by a tsunami shortly after the earthquake that significantly damaged port facilities. Several cities in the Maule region, including its capital city of Talca, were also seriously affected by the earthquake. The region of Valparaíso, including the port of Valparaíso and the city of Viña del Mar, was also severely affected.

The earthquake and its aftershocks, as well as tsunamis from adjacent coastal waters, caused severe damage to Chile’s infrastructure, including roads, bridges, ports and Santiago’s international airport. According to an initial assessment by Chile’s Minister of Infrastructure, the repair of these damages, excluding damages to port facilities, is likely to take between three and four years. On March 12, 2010, President Piñera said that preliminary assessments of reconstruction costs indicate that they could total approximately US$30 billion.

The Bank’s branches, systems and employees were all impacted by the February 2010 earthquake and tsunami. By March 1, 2010 the systems were functioning normally, all open branches were online and all remote channels were operating normally. As of September 30, 2010, 3 of the Bank’s 500 branches were still closed; the rest were functioning normally.

We estimate that the costs incurred and revenue foregone by us as a result of the February 2010 earthquake and tsunami was Ch$13,330 million in the first nine months of 2010, net of insurance proceeds and broken down in the following line items:

Line item	Impact (in millions of Ch$)
Net interest income	1,347
Fee income	600
Provision expense	6,827
Administrative and other expenses	4,556
Total	Ch$13,330

The damage to Chile’s roads, port and other infrastructure is likely to have an adverse impact on the Chilean economy, and in particular on export businesses that operate in the affected areas. The Central Bank of Chile has stated that it expects the growth of Chilean gross domestic product to slow in 2010, compared to initial estimates, as a result of the earthquake and tsunami. The regions of Chile most affected by the earthquake and tsunami, regions VI, VII and VIII, account for approximately 12% of our loan portfolio and a broadly similar portion of our fee income.

Temporary increases in the corporate tax rate in Chile to finance part of the reconstruction effort may have an adverse effect on us and our corporate clients.

The government and congress approved legislation that increased the corporate income tax rate in order to pay for part of the reconstruction following the earthquake and tsunami of February 2010. The new legislation will increase the corporate tax rate from its current rate of 17% to 20% in 2011. The rate will decrease to 18.5% in 2012 and further decrease back to 17% in 2013. This legislation may have an adverse effect on us and our corporate clients.

Our growth and profitability depend on the level of economic activity in Chile.

A substantial amount of our loans are to borrowers doing business in Chile. Accordingly, the recoverability of these loans in particular, and our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Chile. Our results of operations and financial condition could be affected by changes in economic or other policies of the Chilean government, which has exercised and continues to exercise substantial influence over many aspects of the private sector, or other political or economic developments in Chile. In line with the global economic climate, Chile’s economy contracted in 2009 for the first time since 1999. However, in the first half of 2010, the Chilean economy recovered significantly and GDP increased by 4.0%. However, there can be no assurance that the Chilean economy will continue to grow in the future or that future developments will not negatively affect Chile’s exports and economic activity.

Economic and political problems encountered by other countries may adversely affect the Chilean economy, our results of operations and the market value of our securities.

The prices of securities issued by Chilean companies, including banks, are to varying degrees influenced by economic and market considerations in other countries. We cannot assure you that future developments in or affecting the Chilean economy, including consequences of economic difficulties in other markets, will not materially and adversely affect our business, financial condition or results of operations.

We are directly exposed to risks related to the weakness and volatility of the economic and political situation in Asia, the United States, Europe, Brazil, Argentina and other nations, including the recent global financial and economic crisis. If these nations’ economic conditions deteriorate, the economy in Chile could also be affected and could experience slower growth than in recent years. Thus, we may need to increase our allowances for loan losses, thus affecting our financial results, our results of operations and the price of our securities. As of September 30, 2010, approximately 0.87% of our assets were held abroad. The global financial and sub-prime crisis had a significant impact on the growth rate of the Chilean economy in 2009. Although the Chilean economy has had a 4.0% GDP growth in the first half of 2010, there can be no assurance that the ongoing effects of the global financial crisis will not negatively impact growth, consumption, unemployment, investment and the price of exports in Chile.

Chile is also involved in an international litigation with Peru regarding maritime borders and has had other conflicts with neighboring countries in the past. We cannot assure you that crisis and political uncertainty in other Latin American countries will not have an adverse effect on Chile, the price of our securities or our business.

Current economic conditions may make it more difficult for us to continue funding our business on favorable terms.

Historically, one of our principal sources of funds has been time deposits. Time deposits represented 37.6% and 36.1% of our total funding as of December 31, 2009 and September 30, 2010, respectively. Large-denominations in time deposits from institutional investors may, under some circumstances, be a less stable source of funding than savings and bonds, such as during periods of significant changes in market interest rates for these types of deposit products and any resulting increased competition for such funds. The recent liquidity crisis triggered by the U.S. subprime market impacted global markets and affected sources of funding, including time deposits. As of December 31, 2009, our investment portfolio did not contain instruments (i) backed by, or otherwise related to, U.S. subprime mortgages or (ii) with exposure to monoline financial guarantors. Although our results of operations and financial position have not suffered a significant impact as a consequence of the recent credit market instability in the U.S. and the liquidity available in the Chilean market has permitted us to fund out operations and maintain our regular business activities, we cannot assure you that we will be able to continue funding our business or, if so, maintain our current levels of funding without incurring higher funding costs or having to liquidate certain assets.

Currency fluctuations could adversely affect our financial condition and results of operations and the value of our securities.

Any future changes in the value of the Chilean peso against the U.S. dollar will affect the U.S. dollar value of our securities. The Chilean peso has been subject to large devaluations and appreciations in the past and could be subject to significant fluctuations in the future. Our results of operations may be affected by fluctuations in the exchange rates between the peso and the dollar despite our policy and Chilean regulations relating to the general avoidance of material exchange rate exposure. In order to avoid material exchange rate exposure, we enter into forward exchange transactions. The following table shows the value of the Chilean peso relative to the U.S. dollar as reported by the Central Bank at period end for the last six years and the eleven months ended November 30, 2010 and the devaluation or revaluation of the peso relative to the U.S. dollar in each of those periods.

Year	Exchange rate (Ch$) Period end	Revaluation (Devaluation) (%)
2004	559.83	(6.6)
2005	514.21	(8.1)
2006	534.43	3.9
2007	495.82	(7.2)
2008	629.11	26.9
2009	506.43	(19.5)
November 30, 2010	486.39	(4.0)

_____________
Source: Central Bank.

On January 3, 2011, Chile’s Central Bank announced plans to increase its total international reserves by US$12 billion in 2011. In the first phase, the Central Bank will buy US$50 million a day from January 5 to February 9. The Central Bank will announce the rest of the phases at a later date and, depending on market conditions, could revise the currency intervention program, which is expected to last throughout 2011. We expect the effect of these purchases will be to devalue the peso against the dollar, although actual outcomes could differ due to macroeconomic and other factors.

We may decide to change our policy regarding exchange rate exposure. Regulations that limit such exposures may also be amended or eliminated. Greater exchange rate risk will increase our exposure to the devaluation of the peso, and any such devaluation may impair our capacity to service foreign currency obligations and may, therefore, materially and adversely affect our financial condition and results of operations. Notwithstanding the existence of general policies and regulations that limit material exchange rate exposures, the economic policies of the Chilean government and any future fluctuations of the peso against the dollar could affect our financial condition and results of operations.

Furthermore, Chilean trading in the shares underlying our ADSs is conducted in pesos. Cash distributions with respect to our shares of common stock are received in Chilean pesos by the Depositary, which converts such amounts to U.S. dollars at the then-prevailing exchange rate for the purpose of making payments in respect of our

ADSs. If the value of the Chilean peso falls relative to the U.S. dollar, the dollar value of our ADSs and any distributions to be received by our ADS holders from the Depositary will be reduced.

Chile’s banking regulatory and capital markets environment is continually evolving and may change.

Changes in banking regulations may materially and adversely affect our business, financial condition and results of operations. Chilean laws, regulations, policies and interpretations of laws relating to the banking sector and financial institutions are continually evolving and changing. In 2007, new regulations governing the Chilean capital markets were approved (Reformas al Mercado de Capitales II, also known as MK2). These regulations, among other things, modified certain provisions set forth in the General Banking Law. Under new legislation, the limit on the amount that a bank is allowed to grant as an unsecured loan to a single individual or entity was increased to 10% of our regulatory capital (and up to 30% of our regulatory capital if any loans granted in excess of the 10% is secured by collateral). Previously, these limits were set at 5% and 25%, respectively. Although any such increase may increase our lending activity, it may also increase the risks associated with the growth of our loan portfolio and increase competition as the number of banks that can compete in the corporate segment increases.

Chile’s Congress passed a new law in August 2010 that aims to increase trading in Chile, Latin America’s third-biggest securities market, by allowing trading of new instruments such as exchange-traded funds and covered bonds.  The law also seeks to ease credit access for consumers and small companies. For example, the law makes it easier for foreign banks to offer loans in Chile, cuts securitization costs, allows banks to sell bonds backed by mortgages, offers tax breaks to foreign investors in Chilean mutual funds, and strikes down a law that prevented foreign banks from advertising loans. The law also aims to reduce the cost of setting up mutual funds, in part by removing limits on employing non-Chileans, and creates an exchange-traded funds industry by modifying mutual fund rules to allow secondary trading and enable pension funds to invest in such mutual funds. The new class of bonds that would be authorized by the law, known as “mortgage bonds,” will be a debt obligation of the company that sells them and be secured by a pool of mortgages, as is the case with European covered bonds. Unlike covered bonds, they may be issued by banks and non-banks.

The current Finance Minister, Felipe Larrain, plans another package of reforms, the Reformas al Mercado Financiero Bicentenario, also known as “MKB.” The MKB reforms are comprised of a series of administrative changes and new regulations over the next four years, including the creation of a financial consumer protection agency, the transformation of the local securities exchange regulator (SVS) into a securities commission and increasing the autonomy of the SBIF. These proposed regulations aim to expand the use of the Chilean peso, simplify taxes on fixed-income securities, increase bank penetration and household savings, reduce the pro-cyclicality of loan loss provisions and enhance solvency and liquidity (the latter must be done through a change in the General Banking Law). The reforms also aim to create new instruments that give more efficient financing alternatives to small and mid-sized companies and individuals, together with creating specific statutes for niche banks and micro-credit financing.

These new reforms could result in increased competition in the industry and thus may have a material adverse effect on our financial condition and results of operations.

Increased regulation of the financial services industry in Chile could increase our costs and result in lower profits.

As a result of the recent global financial crisis, there has been an increase in government regulation of the financial services industry in many countries. Such regulation may also be increased in Chile, including the imposition of higher capital requirements, heightened disclosure standards and restrictions on certain types of transaction structures.  In addition, novel regulatory proposals abound in the current environment. If enacted, new regulations could require us to inject further capital into our business as well as in businesses we acquire, restrict the type or volume of transactions we enter into, or set limits on or require the modification of rates or fees that we charge on certain loans or other products, any of which could lower the return on our investments, assets and equity.  We may also face increased compliance costs and limitations on our ability to pursue certain business opportunities.

In line with the future adoption of Basel II regulations in Chile, the SBIF has recently proposed to increase the minimum regulatory capital ratio from 8% to 10%, which would require an amendment to the General Banking Law. Although we currently have a regulatory capital ratio of 14.52%, this change could require us to inject additional capital to our business in the future.

A worsening of labor relations in Chile could impact our business.

As of September 30, 2010, on a consolidated basis we had 11,049 employees, of which 67.4% were unionized. In May 2010, a new collective bargaining agreement was signed, which will become effective on January 1, 2011 and that will expire on December 31, 2014, but this may become effective ahead of schedule with the consent of management and the union. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. We have traditionally enjoyed good relations with our employees and their unions, but we cannot assure you that in the future a strengthening of cross-industry labor movements will not materially and adversely affect our business, financial condition or results of operations.

Any downgrading of Chile’s debt credit rating for domestic and international debt and/or our parent company’s ratings by international credit rating agencies may also affect our ratings, our business, our future financial performance and the value of our securities.

Our foreign currency deposit ratings are equivalent to the Chilean sovereign ratings. On February 23, 2010, Moody’s downgraded the subordinated debt ratings and preferred share ratings of our parent company, Banco Santander Spain. Moody’s and Standard and Poor’s both have a negative outlook for our parent company’s ratings. Any adverse revisions to our parent company’s ratings and/or Chile’s credit ratings for domestic and international debt by international rating agencies may adversely affect our ratings, our business, future financial performance, stockholder’s equity and the price of our equity shares and ADSs.

Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States.

Accounting, financial reporting and securities disclosure requirements in Chile differ from those in the United States. Accordingly, the information about us available to you will not be the same as the information available to shareholders of a U.S. financial institution. There are also material differences between IFRS and  U.S. accounting and financial reporting standards.

The securities laws of Chile, which govern open or publicly listed companies such as us, aim to promote disclosure of all material corporate information to the public. Chilean disclosure requirements, however, differ from those in the United States in some material respects. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, applicable Chilean laws are different from those in the United States and in certain respects the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets.

Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the New York Stock Exchange (“NYSE”), limiting the protections afforded to investors.

We are a “controlled company” and a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a controlled company is exempt from certain NYSE corporate governance requirements. In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that (1) a majority of the Board of Directors consist of independent directors, (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities and (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. We currently use these exemptions and intend to continue using these exemptions. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

Chile imposes controls on foreign investment and repatriation of investments that may affect your investment in, and earnings from, our ADSs.

Equity investments in Chile by persons who are not Chilean residents have generally been subject to various exchange control regulations which restrict the repatriation of the investments and earnings therefrom. In April 2001, the Central Bank eliminated the regulations that affected foreign investors except that investors are still required to provide the Central Bank with information relating to equity investments and conduct such operations within Chile’s Formal Exchange Market. The ADSs are subject to a contract, dated May 17, 1994, among the Depositary, us and the Central Bank (the “Foreign Investment Contract”) that remains in full force and effect. The ADSs continue to be governed by the provisions of the Foreign Investment Contract subject to the regulations in existence prior to April 2001. The Foreign Investment Contract grants the Depositary and the holders of the ADSs access to the Formal Exchange Market, which permits the Depositary to remit dividends it receives from us to the holders of the ADSs. The Foreign Investment Contract also permits ADS holders to repatriate the proceeds from the sale of shares of our common stock withdrawn from the ADR facility, or that have been received free of payment as a consequence of spin offs, mergers, capital increases, wind ups, share dividends or preemptive rights transfers, enabling them to acquire the foreign currency necessary to repatriate earnings from such investments. Pursuant to Chilean law, the Foreign Investment Contract cannot be amended unilaterally by the Central Bank, and there are judicial precedents (although not binding with respect to future judicial decisions) indicating that contracts of this type may not be abrogated by future legislative changes or resolutions of the Advisory Council of the Central Bank. Holders of shares of our common stock, except for shares of our common stock withdrawn from the ADS facility or received in the manner described above, are not entitled to the benefits of the Foreign Investment Contract, may not have access to the Formal Exchange Market, and may have restrictions on their ability to repatriate investments in shares of our common stock and earnings therefrom.

Holders of ADSs are entitled to receive dividends on the underlying shares to the same extent as the holders of shares. Dividends received by holders of ADSs will be paid net of foreign currency exchange fees and expenses of the Depositary and will be subject to Chilean withholding tax, currently imposed at a rate of 35.0% (subject to credits in certain cases). If for any reason, including changes in Chilean law, the Depositary were unable to convert Chilean pesos to U.S. dollars, investors would receive dividends and other distributions, if any, in Chilean pesos.

We cannot assure you that additional Chilean restrictions applicable to holders of our ADSs, the disposition of the shares underlying them or the repatriation of the proceeds from such disposition or the payment of dividends will not be imposed in the future, nor can we advise you as to the duration or impact of such restrictions if imposed.

ADS holders may not be able to effect service of process on, or enforce judgments or bring original actions against, us, our directors or our executive officers, which may limit the ability of holders of ADSs to seek relief against us.

We are a Chilean corporation. None of our directors are residents of the United States and most of our executive officers reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors and executive officers are located outside the United States. As a result, it may be difficult for ADS holders to effect service of process outside Chile upon us or our directors and executive officers or to bring an action against us or such persons in the United States or Chile to enforce liabilities based on U.S. federal securities laws. It may also be difficult for ADS holders to enforce in the United States or in Chilean courts money judgments obtained in United States courts against us or our directors and executive officers based on civil liability provisions of the U.S. federal securities laws. If a U.S. court grants a final money judgment in an action based on the civil liability provisions of the federal securities laws of the United States, enforceability of this money judgment in Chile will be subject to the obtaining of the relevant “exequatur” (i.e., recognition and enforcement of the foreign judgment) according to Chilean civil procedure law currently in force, and consequently, subject to the satisfaction of certain factors. The most important of these factors are the existence of reciprocity, the absence of a conflicting judgment by a Chilean court relating to the same parties and arising from the same facts and circumstances and the Chilean courts’ determination that the U.S. courts had jurisdiction, that process was appropriately served on the defendant and that enforcement would not violate Chilean public policy. Failure to satisfy any of such requirements may result in non-enforcement of your rights.

We cannot assure you of the accuracy or comparability of facts, forecasts and statistics contained in this report with respect to Chile, its economy and the global banking industry.

Facts, forecasts and statistics in this document relating to Chile, Chile’s economy and the Chilean banking industry, including market share information, are derived from various official and other publicly available sources that we generally believe to be reliable. However, we cannot guarantee the quality and reliability of such official and other sources of materials. In addition, these facts, forecasts and statistics have not been independently verified by us and, therefore, we make no representation as to the accuracy of such facts, forecasts and statistics, which may not be consistent with other information compiled within or outside of Chile and may not be complete or up to date. We have taken reasonable care in reproducing or extracting the information from such sources. However, because of possibly flawed or ineffective methodologies underlying the published information or discrepancies between the published information and market practice and other problems, these facts, forecasts or statistics may be inaccurate and may not be comparable from period to period or to facts, forecasts or statistics produced for other economies, and you should not unduly rely upon them.

Risks Relating to Our ADSs

There may be a lack of liquidity and market for our shares and ADSs.

Our ADSs are listed and traded on the NYSE. Our common stock is listed and traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaiso Stock Exchange, which we refer to collectively as the Chilean Stock Exchanges, although the trading market for the common stock is small by international standards. As of September 30, 2010, we had 188,446,126,794 shares of common stock outstanding. The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. According to Article 14 of the Ley de Mercado de Valores, Ley No. 18,045, or the Chilean Securities Market Law, the Superintendencia de Valores y Seguros, or the Superintendency of Securities and Insurance, may suspend the offer, quotation or trading of shares of any company listed on one or more Chilean Stock Exchanges for up to 30 days if, in its opinion, such suspension is necessary to protect investors or is justified for reasons of public interest. Such suspension may be extended for up to 120 days. If, at the expiration of the extension, the circumstances giving rise to the original suspension have not changed, the Superintendency of Securities and Insurance will then cancel the relevant listing in the registry of securities. In addition, the Santiago Stock Exchange may inquire as to any movement in the price of any securities in excess of 10% and suspend trading in such securities for a day if it deems necessary.

Although our common stock is traded on the Chilean Stock Exchanges, there can be no assurance that a liquid trading market for our common stock will continue to exist. Approximately 23.09% of our outstanding common stock is held by the public (i.e., shareholders other than Banco Santander Spain and its affiliates), including our shares that are represented by ADSs trading on the NYSE. A limited trading market in general and our concentrated ownership in particular may impair the ability of an ADS holder to sell in the Chilean market shares of common stock obtained upon withdrawal of such shares from the ADR facility in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADSs.

You may be unable to exercise preemptive rights.

The Ley Sobre Sociedades Anónimas, Ley No. 18,046 and the Reglamento de Sociedades Anónimas, which we refer to collectively as the Chilean Companies Law, and applicable regulations require that whenever we issue new common stock for cash, we grant preemptive rights to all of our shareholders (including holders of ADSs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Such an offering would not be possible in the United States unless a registration statement under the U.S. Securities Act of 1933 (“Securities Act”), as amended, were effective with respect to such rights and common stock or an exemption from the registration requirements thereunder were available.

Since we are not obligated to make a registration statement available with respect to such rights and the common stock, you may not be able to exercise your preemptive rights in the United States. If a registration statement is not filed or an applicable exemption is not available under U.S. securities law, the Depositary will sell such holders’ preemptive rights and distribute the proceeds thereof if a premium can be recognized over the cost of any such sale.

You may have fewer and less clearly defined shareholders’ rights than with shares of a company in the United States.

Our corporate affairs are governed by our estatutos, or by-laws, and the laws of Chile. Under such laws, our shareholders may have fewer or less clearly defined rights than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. For example, under legislation applicable to Chilean banks, our shareholders would not be entitled to appraisal rights in the event of a merger or other business combination undertaken by us.

Holders of ADSs may find it difficult to exercise voting rights at our shareholders’ meetings.

Holders of ADSs will not be direct shareholders of our company and will be unable to enforce directly the rights of shareholders under our by-laws and the laws of Chile. Holders of ADSs may exercise voting rights with respect to the common stock represented by ADSs only in accordance with the deposit agreement governing the ADSs. Holders of ADSs will face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADS holders. Holders of our common stock will be able to exercise their voting rights by attending a shareholders’ meeting in person or voting by proxy. By contrast, holders of ADSs will receive notice of a shareholders’ meeting by mail from the Depositary following our notice to the Depositary requesting the Depository to do so. To exercise their voting rights, holders of ADSs must instruct the Depositary on a timely basis on how they wish to vote. This voting process necessarily will take longer for holders of ADSs than for holders of our common stock. If the Depositary fails to receive timely voting instructions for all or part of the ADSs, the Depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances.

Holders of ADSs also may not receive the voting materials in time to instruct the Depositary to vote the common stock underlying their ADSs. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions of the holders of ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of ADSs may not be able to exercise voting rights, and they will have little, if any, recourse if the common stock underlying their ADSs are not voted as requested.

ITEM 2. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

We are the largest bank in Chile in terms of total assets, total deposits and shareholders’ equity. As of September 30, 2010, we had total assets of Ch$21,639,640 million (US$44,742 million), loans net of allowances outstanding of Ch$14,875,370 million (US$30,756 million), total deposits of Ch$11,146,945 million (US$23,048 million) and shareholders’ equity of Ch$1,830,271 million (US$3,784 million). As of September 30, 2010, we employed 11,049 people (on a consolidated basis) and had the largest private branch network in Chile with 500 branches. Our headquarters are located in Santiago and we operate in every major region of Chile.

We provide a broad range of commercial and retail banking services to our customers, including Chilean peso and foreign currency denominated loans to finance a variety of commercial transactions, trade, foreign currency forward contracts and credit lines and a variety of retail banking services, including mortgage financing. We seek to offer our customers a wide range of products while providing high levels of service. In addition to our traditional banking operations, we offer a variety of financial services including financial leasing, financial advisory services, mutual fund management, securities brokerage, insurance brokerage and investment management.

The legal predecessor of Santander-Chile was Banco Santiago (“Santiago”). Santiago was incorporated by public deed dated September 7, 1977 granted at the Notary Office of Alfredo Astaburuaga Gálvez. Santiago received its permission to incorporate and function as a bank by Resolution No. 118 of the Superintendency of Banks on October 27, 1977. Santiago’s by-laws were approved by Resolution No. 103 of the Superintendency of Banks on September 22, 1977. In January 1997, Santiago merged with Banco O’Higgins with Santiago being the surviving entity. In 1999, Santiago became a controlled subsidiary of Banco Santander Spain. As of June 30, 2002, Santiago was the second largest private sector bank in Chile in terms of total assets, deposits, loans and shareholders’ equity.

Old Santander-Chile was established as a subsidiary of Banco Santander Spain in 1978. In 1982, Old Santander-Chile acquired a significant portion of the assets and liabilities of Banco Español-Chile, a domestic bank that had become insolvent. In July 1996, Old Santander-Chile was merged into Banco Osorno y la Unión becoming “Banco Santander-Chile”, the third largest private bank in terms of outstanding loans at that date.

On August 1, 2002, Santiago and Old Santander Chile merged, whereby the latter ceased to exist and Santander-Chile (formerly known as Santiago) being the surviving entity.

Our principal executive offices are located at Bandera 140, Santiago, Chile. Our telephone number is +562-320-2000 and our website is www.santander.cl. None of the information contained on our website is incorporated by reference into, or forms part of, this report. Our agent for service of process in the United States is Puglisi & Associates.

Relationship with Banco Santander Spain

We believe that our relationship with our controlling shareholder, Banco Santander Spain, offers us a significant competitive advantage over our peer Chilean banks. Banco Santander Spain is one of the largest financial groups in Brazil and the rest of Latin America, in terms of total assets measured on a regional basis. It is the largest financial group in Spain and is a major player elsewhere in Europe, including the United Kingdom through its Abbey subsidiary and Portugal, where it is the third-largest banking group. Through Santander Consumer, it also operates a leading consumer finance franchise in the United States as well as in Germany, Italy, Spain, and several other European countries.

Our relationship with Banco Santander Spain provides us with access to the group’s client base, while its multinational focus allows us to offer international solutions to our clients’ financial needs. We also have the benefit of selectively borrowing from Banco Santander Spain’s product offerings in other countries as well as benefiting from their know-how in systems management. We believe that our relationship with Banco Santander Spain will also enhance our ability to manage credit and market risks by adopting policies and know-how developed by Banco Santander Spain. Our internal auditing function has been strengthened and is more independent from management as a result of the addition of an internal auditing department that concurrently reports directly to our Audit Committee and the audit committee of Banco Santander Spain. We believe that this structure leads to improved monitoring and control of our exposure to operational risks.

Banco Santander Spain’s support includes the assignment of managerial personnel to key supervisory areas of Santander-Chile, like Risks, Auditing, Accounting and Financial Control. Santander-Chile does not pay any management fees to Banco Santander Spain in connection with these support services.

B. Organizational Structure

Banco Santander Spain controls Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding, which are controlled subsidiaries. This gives Banco Santander Spain control over 76.91% of the shares of the Bank and actual participation when excluding minority shareholders that participate in Santander Chile Holding is 76.59%.

Shareholder	Number of Shares	Percentage
Teatinos Siglo XXI Inversiones Ltda.	78,108,391,607	41.45%
Santander Chile Holding	66,822,519,695	35.46%

Management Team

The chart below sets forth the names and areas of responsibility of our senior commercial managers during 2010.

Commercial Structure

The chart below sets forth the names and areas of responsibilities of our operating managers in 2010.

As of January 1, 2011 the Bank’s management team will be organized the following way:

Commercial Structure

Operational Structure

C. Business Overview

We have 500 total branches, 260 of which are operated under the Santander brand name, with the balance under certain specialty names, including 98 under the Santander Banefe brand name, 46 under the SuperCaja brand name, 26 under the BancaPrime brand name and 41 as auxiliary and payment centers. We provide a full range of financial services to corporate and individual customers. We divide our clients into the following segments: (i) Retail, (ii) Middle–Market and (iii) Global Banking and Markets.

The Retail segment is comprised of the following sub–segments:

•
Lower–middle to middle–income, consisting of individuals with monthly incomes between Ch$150,000 (US$310) and Ch$400,000 (US$827) and served through our Banefe branch network. This segment accounts for 4.4% of our total loans outstanding as of September 30, 2010. This segment offers customers a range of products, including consumer loans, credit cards, auto loans, residential mortgage loans, debit card accounts, savings products, mutual funds and insurance brokerage.

•
Middle– and upper–income, consisting of individuals with a monthly income greater than Ch$400,000 (US$827). Clients in this segment account for 48.1% of our total loans outstanding as of September 30, 2010 and are offered a range of products, including consumer loans, credit cards, auto loans, commercial loans, foreign trade financing, residential mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

•
Small and mid-sized companies, consisting of small companies with annual revenue of less than Ch$1,200 million (US$2.5 million). As of September 30, 2010, this segment represented approximately 15.0% of our total loans outstanding. Customers in this segment are offered a range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

•
Institutional, such as universities, government agencies, municipalities and regional governments. As of September 30, 2010, these clients represented 2.2% of our total loans outstanding. Customers in this sub-segment are also offered the same products that are offered to the customers in our small businesses segment. This sub-segment is included in the Retail segment because customers in this sub-segment are a potential source for new individual customers.

The Middle–Market segment is comprised of the following sub–segments:

•
Companies, consisting of companies with annual revenue over Ch$1,200 million (US$2.5 million) and up to Ch$10,000 million (US$20.7 million). Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage. As of September 30, 2010, these clients represented 8.4% of our total loans outstanding.

•
Real estate, consisting of all companies in the real estate sector with annual revenue over Ch$800 million (US$1.7 million), including construction companies and real estate companies that execute projects for sale to third parties. As of September 30, 2010, these clients represented 3.4% of our total loans outstanding. To these clients we offer, in addition to traditional banking services, specialized services for financing, primarily residential projects, in order to increase the sale of residential mortgage loans.

•
Large corporations, consisting of companies with annual revenue over Ch$10,000 million (US$20.7 million). Customers in this segment are also offered the same products that are offered to the customers in our mid–sized companies segment. As of September 30, 2010, these clients represented 8.9% of our total loans outstanding.

The Global Banking and Markets segment is comprised of the following sub–segments:

•
Wholesale banking corporate, consisting of companies that are foreign multinationals or part of a larger Chilean economic group with sales of over Ch$10,000 million (US$20.7 million). As of September 30, 2010, these clients represented 9.1% of our total loans outstanding. Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage.

•
The Treasury Division provides sophisticated financial products mainly to companies in the wholesale banking and the middle–market segments. This includes products such as short–term financing and funding, securities brokerage, interest rate and foreign currency derivatives, securitization services and other tailor made financial products. The Treasury division also manages our trading positions.

In addition, we have a Corporate Activities segment comprised of all other operational and administrative activities that are not assigned to a specific segment or product mentioned above. These activities include Financial Management, which manages global functions such as the management of our structural foreign exchange gap position, our structural interest rate risk and our liquidity risk. Financial Management also oversees the use of our resources, the distribution of capital among our different units and the overall financing cost of investments.

The table below sets forth our lines of business and certain statistical information relating to each of them for the nine-month period ended September 30, 2010. Please see “Note 4” to our Condensed Consolidated Interim Financial Statements for details of revenue by business segment in the last three years.

	As of September 30, 2010 (Ch$ million)
	Loans and accounts receivable from customers (1)	Net interest income	Net fee income	Financial transactions, net (2)	Provision for loan losses (3)	Operating expenses (4)	Net segment contribution (5)
SEGMENTS
Individuals	8,035,617	400,204	138,506	1,782	(144,697)	(214,325)	181,470
Santander Banefe	668,987	77,975	23,594	10	(51,962)	(50,530)	(913)
Commercial Banking	7,366,630	322,229	114,912	1,772	(92,735)	(163,795)	182,383
SMEs	2,301,536	171,833	25,973	5,187	(46,255)	(49,987)	106,751
Institutional	340,274	19,172	1,848	1,714	(428)	(7,463)	14,843
Companies	3,160,681	103,401	16,304	11,337	(16,536)	(24,984)	89,522
Companies	1,286,341	54,744	8,421	4,948	(9,710)	(11,973)	46,430
Real estate	1,360,983	32,639	5,725	5,715	(8,146)	(9,899)	26,034
Large Corporations	513,357	16,018	2,158	674	1,320	(3,112)	17,058

Global Banking & Markets	1,406,210	16,836	17,497	49,325	(955)	(23,354)	59,349
Corporate	1,386,694	18,936	17,907	1,033	(955)	(8,608)	28,313
Treasury (6)	19,516	(2,100)	(410)	48,292	–	(14,746)	31,036
Other (7)	59,933	(3,592)	(6,183)	6,982	45	(15,443)	(18,191)

TOTAL	15,304,251	707,854	193,945	76,327	(208,826)	(335,556)	433,744

Other operating income							25,826
Other operating expenses							(36,822)
Income from investments in other companies							1,175
Income tax							(56,752)
Consolidated profit (loss) for the period							367,171
_____________
(1)	Loans and accounts receivables from customers plus interbank loans, gross of loan loss allowances.

(2)	Includes net gains from trading, net mark-to-market gains and foreign exchange transactions.

(3)	Includes gross provisions for loan losses, net of releases on recoveries.

(4)	Equal to the sum of personnel expenses, administrative expenses, amortizations and depreciations and deterioration.

(5)	Equal to the sum of the net interest revenue, net fee income and net financial transactions, minus net provision for loan losses and operating expenses.

(6)	Includes the Treasury’s client business and trading business.

(7)
Includes contribution of non-segmented items such as interbank loans, the cost of the Bank’s capital and fixed assets. Financial transactions, net included in other is mainly comprised of the results from the Financial Management Division (Gestion Financiera). The area of Financial Management carries out the function of managing the structural interest rate risk, the structural position in inflation indexed assets and liabilities, shareholder’s equity and liquidity. The aim of Financial Management is to inject stability and recurrence into the net income of commercial activities and to assure the Bank complies with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk.

Operations through Subsidiaries

Today, the General Banking Law permits us to directly provide the leasing and financial advisory services that we could formerly offer only through our subsidiaries, to offer investment advisory services outside of Chile and to undertake activities we could not formerly offer directly or through subsidiaries, such as factoring, securitization, foreign investment funds, custody and transport of securities and insurance brokerage services. For the nine–month period ended September 30, 2010, our subsidiaries collectively accounted for 2.4% of our total consolidated assets.

	Percentage Owned
Subsidiary	As of September 2010			As of September 2009
	Direct	Indirect	Total	Direct	Indirect	Total
	%	%	%	%	%	%
Santander S.A. Corredores de Bolsa(1) (2)	50.59	0.41	51.00	50.59	0.41	51.00
Santander Corredores de Seguro Ltda. (Ex–Santander Leasing S.A.) (2) (3) (4)	99.75	0.01	99.76	99.75	0.01	99.76
Santander Asset Management S.A. Administradora General de Fondos	99.96	0.02	99.98	99.96	0.02	99.98
Santander Agente de Valores Limitada (Ex–Santander S.A. Agente de Valores)	99.03	–	99.03	99.03	–	99.03
Santander S.A. Sociedad Securitizadora	99.64	–	99.64	99.64	–	99.64
Santander Servicios de Recaudación y Pagos Limitada	99.90	0.10	100.00	99.90	0.10	100.00
_____________
(1)
During the Extraordinary Shareholders’ Meeting held on January 15, 2007 by Santander Investment S.A. Corredores de Bolsa, a related company to Banco Santander Chile, the merger between Santiago Corredores de Bolsa Limitada, a subsidiary of Banco Santander Chile, into Santander Investment S.A. Corredores de Bolsa was approved and became effective January 1, 2007. Santander Investment S.A. Corredores de Bolsa, as of January 15, 2007, became a subsidiary of Banco Santander Chile and the legal successor of Santiago Corredores de Bolsa Limitada.

(2)	During fiscal year 2008, the following subsidiaries changed their registered commercial names:

a. Santander Corredores de Seguro Ltda.

b. Santander S.A. Corredores de Bolsa

(3)
On December 4, 2007, the Superintendency of Bank, authorized the statutes modification, social rights sell and merger of the subsidiaries Santander Leasing S.A. (formerly Santiago Leasing S.A.) and Santander Corredora de Seguros Limitada (formerly Santander Santiago Corredora de Seguros Limitada).

(4)
During the Extraordinary Shareholders’ Meeting held on October 1, 2008 by Santander Corredora de Seguros S.A., a company affiliated with Banco Santander Chile, approved the merger which incorporated the affiliated Santander Corredora de Seguros Limitada into Santander Corredora de Seguro S.A. (previously Santander Leasing S.A.). The merger was effective January 1, 2008. At the time of the above mentioned merger, Santander Corredora de Seguros S.A. became a legal extension of Santander Corredora de Seguros Limitada. The merger of Santander Corredora de Seguros S.A. and Santander Corredora de Seguros Limitada did not result in any changes in accounting for Banco Santander Chile.

The consolidation/valuation methods used up to December 31, 2008 will continue to be used for subsidiaries and investment in other companies. Furthermore, pursuant to the provisions of International Accounting Standard (IAS) 27 and Standard Interpretations Committee (SIC) 12, we must determine the existence of Special Purpose Entities (SPE), which must be consolidated with the financial results of the Bank. As a result, we have incorporated into our financial statements the following companies:

•	Santander Gestión de Recaudación y Cobranzas Ltda. (collection services)

•	Multinegocios S.A. (management of sales force)

•	Servicios Administrativos y Financieros Ltda. (management of sales force)

•	Servicios de Cobranzas Fiscalex Ltda. (collection services)

•	Multiservicios de Negocios Ltda. (call center)

•	Bansa Santander S.A. (management of repossessed assets and leasing of properties)

Competition

Overview

The Chilean financial services market consists of a variety of largely distinct sectors. The most important sector, commercial banking, includes a number of privately–owned banks and one public–sector bank, Banco del Estado (which operates within the same legal and regulatory framework as the private sector banks). The private–sector banks include local banks and a number of foreign–owned banks which are operating in Chile. The Chilean banking system is comprised of 24 private–sector banks and one public–sector bank. The five largest private–sector banks along with the state–owned bank together accounted for 82.3% of all outstanding loans by Chilean financial institutions at September 30, 2010.

The Chilean banking system has experienced increased competition in recent years largely due to consolidation in the industry and new legislation. Effective in November 2007, Scotiabank Sud Americano merged with Banco del Desarrollo, while in January 2008, Banco de Chile merged with Citibank Chile. We also face competition from non–bank and non–finance competitors (principally department stores) with respect to some of our credit products, such as credit cards, consumer loans and insurance brokerage. In addition, we face competition from non–bank finance competitors, such as leasing, factoring and automobile finance companies, with respect to credit products, and mutual funds, pension funds and insurance companies, with respect to savings products. Currently, banks continue to be the main suppliers of leasing, factoring and mutual funds, and the insurance sales business has grown rapidly.

As shown in the following table, we are a market leader for nearly every banking service in Chile:

	As of September 30, 2010, unless otherwise noted
	Market Share	Rank
Commercial loans	18.3%	2
Consumer loans	27.6	1
Residential mortgage loans	23.7	2
Foreign trade loans (loans for export, import and contingent)	18.7	2
Total loans	20.9	1
Deposits	18.2	3
Mutual funds (assets managed)	18.9	2
Credit card accounts	37.3	1
Checking Accounts(1)	26.3	1
Branches(2)	18.5	1
_____________
Source: Superintendency of Banks

(1)	According to latest data available as of May 2010.

(2)	According to latest data available as of June 2010. Excludes special–service payment centers.

The following tables set out certain statistics comparing our market position to that of our peer group, defined as the five largest banks in Chile in terms of total loans market share as of September 30, 2010.

Loans

As of September 30, 2010, our loan portfolio was the largest among Chilean banks. Our loan portfolio on a stand–alone basis represented 20.9% of the market for loans in the Chilean financial system at such date. The following table sets forth our and our peer group’s market shares in terms of loans at the dates indicated.

	As of September 30, 2010
Loans (1)	Ch$ million	US$ million	Market Share
Santander Chile	15,232,019	31,494	20.9%
Banco de Chile	13,658,422	28,240	18.7
Banco del Estado	11,362,530	23,493	15.6
Banco de Crédito e Inversiones	9,301,926	19,233	12.8
Corpbanca	5,347,130	11,056	7.3
BBVA, Chile	5,087,784	10,520	7.0
Others	12,905,704	26,684	17.7
Chilean financial system	72,895,515	150,720	100.0%
_____________
Source: Superintendency of Banks

(1)	Excludes interbank loans.

Deposits

On a stand alone basis, we had a 18.2% market share in deposits, ranking third among banks in Chile at September 30, 2010. Deposit market share is based on total time and demand deposits at the respective dates. The following table sets forth our and our peer group’s market shares in terms of deposits at the dates indicated.

	As of September 30, 2010
Deposits	Ch$ million	US$ million	Market Share
Santander Chile	11,146,945	23,048	18.2%
Banco de Chile	11,322,627	23,411	18.5
Banco del Estado	11,858,621	24,519	19.3
Banco de Crédito e Inversiones	7,968,866	16,477	13.0
BBVA, Chile	3,864,401	7,990	6.3
Corpbanca	4,095,860	8,469	6.7
Others	11,074,242	22,897	18.0
Chilean financial system	61,331,562	126,811	100.0%
_____________
Source: Superintendency of Banks

Shareholders’ equity

With Ch$1,786,939 million (US$3,695 million) in shareholders’ equity at September 30, 2010, we were the largest commercial bank in Chile in terms of shareholders’ equity. The following table sets forth our and our peer group’s shareholders’ equity at September 30, 2010.

	As of September 30, 2010
Shareholders’ Equity(1)	Ch$ million	US$ million	Market Share
Santander Chile	1,786,939	3,695	21.3%
Banco de Chile	1,375,768	2,845	16.4
Banco del Estado	938,205	1,940	11.2
Banco de Crédito e Inversiones	1,006,667	2,081	12.0
Corpbanca	515,055	1,065	6.1
BBVA, Chile	505,053	1,044	6.0
Others	2,277,475	4,709	27.0
Chilean financial system	8,405,162	17,379	100.0%

_____________
Source: Superintendency of Banks.

(1)	According to local GAAP.

Efficiency

As of September 30, 2010, we were the most efficient bank in our peer group. The following table sets forth our and our peer group’s efficiency ratio (defined as operating expenses as a percentage of operating revenue, which is the aggregate of net interest income, fees and income from services (net), net gains from mark–to–market and trading, exchange differences (net) and other operating income (net)) for the nine–month period indicated.

Efficiency ratio	As of September 30, 2010(1)
%
Santander Chile	33.7%
Banco de Chile	43.0
Banco del Estado	61.2
Banco de Crédito e Inversiones	44.9
BBVA, Chile	48.3
Corpbanca	37.5
Chilean financial system	45.0%
_____________
Source: Superintendency of Banks.

(1)	As defined by local GAAP.

Net income

For the nine–month period ended September 30, 2010 we were the largest bank in Chile in terms of net income with Ch$383,283 million (US$792.5 million). The following table sets forth our and our peer group’s net income at September 30, 2010.

	As of September 30, 2010
Net income(1)	Ch$ million(2)	US$ million	Market Share
Santander Chile	383,283	792.5	30.1%
Banco de Chile	308,633	638.1	24.3
Banco de Crédito e Inversiones	178,427	368.9	14.0
Corpbanca	92,340	190.9	7.3
BBVA, Chile	58,085	120.1	4.6
Banco del Estado	59,678	123.4	4.7
Others	190,812	394.5	15.0
Chilean financial system	1,271,258	2,628.4	100.0%
_____________
Source: Superintendency of Banks.

(1)	Net income before non-controlling interest.

(2)	According to local GAAP.

Return on average equity

As of September 30, 2010, we were the second most profitable bank in our peer group (as measured by return on average equity) and the most capitalized bank as measured by the BIS ratio. The following table sets forth our and our peer group’s return on average equity and BIS ratio at the latest date available.

	Return on average equity as of September 30, 2010(1)	BIS Ratio as of September 30, 2010

Santander Chile	29.6	14.5%
Banco de Chile	30.5	13.6
Banco del Estado	8.5	11.9
Banco de Crédito e Inversiones	25.1	13.6
BBVA, Chile	15.7	13.1
Corpbanca	24.5	12.8
Chilean Financial System	20.8%	14.2%
_____________
Source: Superintendency of Banks, except Santander Chile. Calculated by dividing annual net income by monthly average equity. For Santander Chile, the average equity is calculated on a daily basis.

(1)	According to local GAAP.

Asset Quality

As of September 30, 2010, on a stand alone basis, we had the second highest loan loss allowance to total loans ratio (expected loss ratio) in our peer group. The following table sets forth our and our peer group’s loan loss allowance to total loans ratio as defined by the Superintendency of Banks at the dates indicated.

Loan loss allowances/total loans as of September 30, 2010

Santander Chile	2.80%
Banco de Chile	2.62
Banco del Estado	2.93
Banco de Crédito e Inversiones	2.52
BBVA, Chile	1.85
Corpbanca	1.94
Chilean financial system	2.58%
_____________
Source: Superintendency of Banks

Regulation and Supervision

General

In Chile, only banks may maintain checking accounts for their customers, conduct foreign trade operations, and together with non-banking financial institutions, accept time deposits. The principal authorities that regulate financial institutions in Chile are the Superintendency of Banks and the Central Bank. Chilean banks are primarily subject to the General Banking Law and secondarily, to the extent not inconsistent with this statute, the provisions of the Chilean Companies Law governing public corporations, except for certain provisions which are expressly excluded.

The modern Chilean banking system dates from 1925 and has been characterized by periods of substantial regulation and state intervention, as well as periods of deregulation. The most recent period of deregulation commenced in 1975 and culminated in the adoption of a series of amendments to General Banking Law. That law, amended most recently in 2001, granted additional powers to banks, including general underwriting powers for new issues of certain debt and equity securities and the power to create subsidiaries to engage in activities related to banking, such as brokerage, investment advisory and mutual fund services, administration of investment funds, factoring, securitization products and financial leasing services.

The Central Bank

The Central Bank is an autonomous legal entity created by the Chilean Constitution. It is subject to the Chilean Constitution and its own ley orgánica constitucional, or organic constitutional law. To the extent not inconsistent with the Chilean Constitution or the Central Bank’s organic constitutional law, the Central Bank is also subject to private sector laws (but in no event is it subject to the laws applicable to the public sector). It is directed and administered by a Board of Directors composed of five members designated by the President of Chile, subject to the approval of the Senate.

The legal purpose of the Central Bank is to maintain the stability of the Chilean peso and the orderly functioning of Chile’s internal and external payment system. The Central Bank’s powers include setting reserve requirements, regulating the amount of money and credit in circulation, establishing regulations and guidelines regarding finance companies, foreign exchange (including the Formal Exchange Market) and banks’ deposit-taking activities.

The Superintendency of Banks

Banks are supervised and controlled by the Superintendency of Banks, an independent Chilean governmental agency. The Superintendency of Banks authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and financial companies. Furthermore, in cases of noncompliance with such legal and regulatory requirements, the Superintendency of Banks has the ability to impose sanctions. In extreme cases, it can appoint, with the prior approval of the Board of Directors of the Central Bank, a provisional administrator to manage a bank. It must also approve any amendment to a bank’s by-laws or any increase in its capital.

The Superintendency of Banks examines all banks from time to time, generally at least once a year. Banks are also required to submit their financial statements monthly to the Superintendency of Banks, and a bank’s financial statements are published at least four times a year in a newspaper with countrywide coverage. In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the Superintendency of Banks. A bank’s annual financial statements and the opinion of its independent auditors must also be submitted to the Superintendency of Banks.

Any person wishing to acquire, directly or indirectly, 10.0% or more of the share capital of a bank must obtain the prior approval of the Superintendency of Banks. Absent such approval, the acquiror of shares so acquired will not have the right to vote. The Superintendency of Banks may only refuse to grant its approval, based on specific grounds set forth in the General Banking Law.

According to Article 35bis of the General Banking Law, the prior authorization of the Superintendency of Banks is required for:

•	the merger of two or more banks;

•	the acquisition of all or a substantial portion of a banks’ assets and liabilities by another bank;

•	the control by the same person, or controlling group, of two or more banks; or

•	a substantial increase in the existing control of a bank by a controlling shareholder of that bank.

Such prior authorization is required solely when the acquiring bank or the resulting group of banks would own a significant market share in loans, defined by the Superintendency of Banks to be more than 15.0% of all loans in the Chilean banking system. The intended purchase, merger or expansion may be denied by the Superintendency of Banks; or, if the acquiring bank or resulting group would own a market share in loans determined to be more than 20.0% of all loans in the Chilean banking system, the purchase, merger, or expansion may be conditioned on one or more of the following:

•	that the bank or banks maintain regulatory capital higher than 8.0% and up to 14.0% of their risk-weighted assets;

•	that the technical reserve established in Article 65 of the General Banking Law be applicable when deposits exceed one and a half times the resulting bank’s paid-in capital and reserves; or

•	that the margin for interbank loans be reduced to 20.0% of the resulting bank’s regulatory capital.

If the acquiring bank or resulting group would own a market share in loans determined by the Superintendency of Banks to be more than 15% but less than 20%, the authorization will be conditioned on the bank or banks maintaining a regulatory capital not lower than 10% of their risks-weighted assets for the period specified by the Superintendency of Banks, which may not be less than one year. The calculation of the risk-weighted assets is based on a five-category risk classification system applied to a bank’s assets that is based on the Basel Committee recommendations.

Pursuant to the regulations of the Superintendency of Banks, the following ownership disclosures are required:

•	a bank is required to inform the Superintendency of Banks of the identity of any person owning, directly or indirectly, 5.0% or more of such banks’ shares;

•	holders of ADSs must disclose to the Depositary the identity of beneficial owners of ADSs registered under such holders’ names;

•
the Depositary is required to notify the bank as to the identity of beneficial owners of ADSs which such Depositary has registered and the bank, in turn, is required to notify the Superintendency of Banks as to the identity of the beneficial owners of the ADSs representing 5.0% or more of such banks’ shares; and

•	bank shareholders who individually hold 10.0% or more of a bank’s capital stock and who are controlling shareholders must periodically inform the Superintendency of Banks of their financial condition.

Limitations on Types of Activities

Chilean banks can only conduct those activities allowed by the General Banking Law: making loans, accepting deposits and, subject to limitations, making investments and performing financial services. Investments are restricted to real estate for the bank’s own use, gold, foreign exchange and debt securities. Through subsidiaries, banks may also engage in other specific financial service activities such as securities brokerage services, equity investments, securities, mutual fund management, investment fund management, financial advisory and leasing activities. Subject to specific limitations and the prior approval of the Superintendency of Banks and the Central Bank, Chilean banks may own majority or minority interests in foreign banks.

Since June 1, 2002, Chilean banks are allowed to offer a new checking account product that pays interest. The Superintendency of Banks also stated that these accounts may be subject to minimum balance limits and different interest rates depending on average balances held in the account and that banks may also charge fees for the use of this new product. For banks with a solvency score of less than A the Central Bank has also imposed additional caps to the interest rate that can be paid.

On June 5, 2007, pursuant to Law 20.190, new regulations became effective authorizing banks to enter into transactions involving a wider range of derivatives, such as futures, options, swaps, forwards and other derivative instruments or contracts subject to specific limitations established by the Central Bank of Chile. Previously, banks were able to enter into transactions involving derivatives, but subject to more restrictive guidelines.

Deposit Insurance

The Chilean government guarantees up to 90.0% of the principal amount of certain time and demand deposits and savings accounts held by natural persons with a maximum value of UF120 per person (Ch$2,560,799 or US$5,277 as of September 30, 2010) per calendar year in the entire financial system.

Reserve Requirements

Deposits are subject to a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits (with terms of less than one year). For purposes of calculating the reserve obligation, banks are authorized to deduct daily from their foreign currency denominated liabilities, the balance in foreign currency of certain loans and financial investments held outside of Chile, the most relevant of which include:

•	cash clearance account, which should be deducted from demand deposit for calculating reserve requirement;

•	certain payment orders issued by pension providers; and

•	the amount set aside for “technical reserve” (as described below), which can be deducted from reserve requirement.

The Central Bank has statutory authority to require banks to maintain reserves of up to an average of 40.0% for demand deposits and up to 20.0% for time deposits (irrespective, in each case, of the currency in which they are denominated) to implement monetary policy. In addition, to the extent that the aggregate amount of the following types of liabilities exceeds 2.5 times the amount of a bank’s regulatory capital, a bank must maintain a 100% “technical reserve” against them:  demand deposits, deposits in checking accounts, or obligations payable on sight incurred in the ordinary course of business, and in general all deposits unconditionally payable immediately.

Minimum Capital

Under the General Banking Law, a bank is required to have a minimum of UF800,000 (approximately Ch$17,072 million or US$35.20 million as of September 30, 2010) of paid-in capital and reserves, regulatory capital of at least 8% of its risk weighted assets, net of required allowances, and paid in capital and reserves of at least 3% of its total assets, net of required allowances.

Regulatory capital is defined as the aggregate of:

•	a bank’s paid-in capital and reserves, excluding capital attributable to subsidiaries and foreign branches or capital básico;

•
its subordinated bonds, valued at their placement price (but decreasing by 20.0% for each year during the period commencing six years prior to maturity), for an amount up to 50.0% of its basic capital; and

•	its voluntary allowances for loan losses for an amount of up to 1.25% of risk weighted-assets.

Capital Adequacy Requirements

According to the General Banking Law, each bank should have regulatory capital of at least 8.0% of its risk-weighted assets, net of required allowances. The calculation of risk weighted assets is based on a five-category risk classification system for bank assets that is based on the Basel Committee recommendations. On 2009, the Superintendency of Banks postponed until 2012 the application of the third pillar of Basel II in Chile, which includes the implementation of capital limits with market risk and operational risk-weighted assets. These changes must be approved by Congress as it involves a modification to the General Banking Law.

Banks should also have capital básico, or basic capital, of at least 3.0% of their total assets, net of allowances. Basic capital is defined as a bank’s paid-in capital and reserves and is similar to Tier 1 capital except that it does not include net income for the period.

Starting in 2008, banks are able to include net income for the period as basic capital, net of a 30% deduction for minimum dividends accrued.

Within the scope of Basel II in Chile, further changes in regulation may occur. See “Risk Factors–Risks Relating to Chile–Chile’s banking regulatory and capital markets environment is continually evolving and may change.”

Lending Limits

Under the General Banking Law, Chilean banks are subject to certain lending limits, including the following material limits:

•
A bank may not extend to any entity or individual (or any one group of related entities), except for another financial institution, directly or indirectly, unsecured credit in an amount that exceeds 10.0% of the bank’s regulatory capital, or in an amount that exceeds 30.0% of its regulatory capital if the excess over 10.0% is secured by certain assets with a value equal to or higher than such excess. These limits were raised from 5.0% and 25.0%, respectively, in 2007 by the Reformas al Mercado de Capitales II (also known as MK2). In the case of financing infrastructure projects built by government concession, the 10.0% ceiling for unsecured credits is raised to 15.0% if secured by a pledge over the concession, or if granted by two or more banks or finance companies which have executed a credit agreement with the builder or holder of the concession;

•	a bank may not extend loans to another financial institution subject to the General Banking Law in an aggregate amount exceeding 30.0% of its regulatory capital;

•	a bank may not directly or indirectly grant a loan whose purpose is to allow an individual or entity to acquire shares of the lender bank;

•	a bank may not lend, directly or indirectly, to a director or any other person who has the power to act on behalf of the bank; and

•
a bank may not grant loans to related parties (including holders of more than 1.0% of its shares) on more favorable terms than those generally offered to non-related parties. Loans granted to related parties are subject to the limitations described in the first bullet point above. In addition, the aggregate amount of loans to related parties may not exceed a bank’s regulatory capital.

Allowance for Loan Losses

Chilean banks are required to provide to the Superintendency of Banks detailed information regarding their loan portfolio on a monthly basis. The Superintendency of Banks examines and evaluates each financial institution’s credit management process, including its compliance with the loan classification guidelines. Banks are classified into four categories: 1, 2, 3 and 4. Each bank’s category depends on the models and methods used by the bank to classify its loan portfolio, as determined by the Superintendency of Banks. Category 1 banks are those banks whose methods and models are satisfactory to the Superintendency of Banks. Category 1 banks will be entitled to continue using the same methods and models they currently have in place. A bank classified as a category 2 bank will have to maintain the minimum levels of reserves established by the Superintendency of Banks while its Board of Directors will be made aware of the problems detected by the Superintendency of Banks and required to take steps to correct them. Banks classified as categories 3 and 4 will have to maintain the minimum levels of reserves established by the Superintendency of Banks until they are authorized by the Superintendency of Banks to do otherwise.

Under our loan classification categories loans are divided into: (i) consumer loans (including loans granted to individuals for the purpose of financing the purchase of consumer goods or payment of services); (ii) residential mortgage loans (including loans granted to individuals for the purchase, construction or improvements of residential real estate, in which the value of the property covers at least 100% of the amount of the loan); and (iii) commercial loans (includes all loans other than consumer loans and residential mortgage loans). A detailed description of the models established for determining loan loss allowances is set forth in “Item 3: D. Selected Statistical Information–Classification of Loan Portfolio” and in Note 1 of our Interim Consolidated Financial Statements.

Loans analyzed on an individual basis (2011)

Beginning in January 2011, for large commercial loans, leasing and factoring, the Bank assigns a risk category level to each borrower and its loans. The Bank considers the following risk factors: industry or sector of the borrower, owners or managers of the borrower, the borrower’s financial situation, its payment capacity and its payment behavior. Based on those risk factors, the Bank will assign one of the following risk categories to each loan or borrower:

i.	“Normal Loans” or loans classified in categories A1 through A6 correspond to borrowers who are current on their payment obligations and show no sign of deterioration in their credit quality.

ii.
“Substandard Loans” or loans classified in categories B1 through B4 correspond to borrowers with some credit financial difficulties or an important deterioration of payment capacity. Substandard loans also include all loans that have been nonperforming for more than 30 days.

iii.
“Non-complying Loans” including nonperforming loans and other loans classified in categories C1 through C6 correspond to borrowers whose payment capacity is seriously at risk and who have a high likelihood of filing for bankruptcy or are renegotiating credit terms to avoid bankruptcy. These loans also include all loans, including contingent operations, with at least one installment overdue more than 90 days.

Allowances for Normal and Substandard Loans

For Normal and Substandard Loans, expected loss has been set in accordance with SBIF standards, as set forth in the following table:
Classification	Probability of default (PD) (%)	Loss given default (LGD) (%)	Expected loss (EL) (%)
Normal loans
A1	0.04	90.0	0.036
A2	0.1	82.5	0.0825
A3	0.25	87.5	0.21875
A4	2	87.5	1.75
A5	4.75	90.0	4.275
A6	10	90.0	9.0
Substandard loans
B1	15	92.5	13.875
B2	22	92.5	20.35
B3	33	97.5	32.175
B4	45	97.5	43.875

Banks individually assign a specific classification and therefore provision level to each borrower. Accordingly, the amount of loan loss allowance is determined on a case-by-case basis. In determining provisions on an individual basis for Normal and Substandard Loans, banks must use the following equation established by the SBIF:

Provision = (ESA-GE) * (PDdebtor/100) * (LGDdebtor/100) + GE * (PDguarantor/100) * (LGDguarantor/100)

ESA = Exposure subject to allowances
PD = Probability of default
GE = Guaranteed exposure
LGD = Loss Given Default

However, independent of the results obtained from the equation above, as of July 2010, Normal Loans (including contingent loans) must be assigned a minimum provision level of 0.5%.

Allowances for Non-complying Loans

For loans classified in Categories C1 through C6, the Bank must have the following levels of allowance, which are required by the SBIF:

Classification	Expected loss	Allowance % (1)
C1	Up to 3%	2
C2	More than 3% up to 20%	10
C3	More than 20% up to 30%	25
C4	More than 30% up to 50%	40
C5	More than 50% up to 80%	65
C6	More than 80%	90
_____________
(1)	Represents percentages of the aggregate amount of principal and accrued but unpaid interest of the loan.

For these loans the expected loss must be calculated in the following manner:

Expected loss = (TE – Rec) / TE Allowance (Ch$) = TE * Allowance %

TE = Total exposure
REC = Recoverable amount based on estimates of collateral value and collection efforts

These regulations will have an estimated initial cost of implementation of Ch$39,800 million in additional loan loss allowances recognized in local GAAP and thereafter will require a higher ongoing level of loan loss allowances under local GAAP than had previously been required. In local GAAP, these will be recognized in 2010 earnings as additional provisions. Such provisions are not expected to be reflected in the Bank's financial statements prepared in accordance with IFRS and filed with the U.S. Securities and Exchange Commission because such provisions are not expected to relate to incurred losses.

Capital Markets

Under the General Banking Law, banks in Chile may purchase, sell, place, underwrite and act as paying agents with respect to certain debt securities. Likewise, banks in Chile may place and underwrite certain equity securities. Bank subsidiaries may also engage in debt placement and dealing, equity issuance advice and securities brokerage, as well as in financial leasing, mutual fund and investment fund administration, investment advisory services and merger and acquisition services. These subsidiaries are regulated by the Superintendency of Banks and, in some cases, also by the Superintendency of Securities and Insurance, the regulator of the Chilean securities market, open-stock corporations and insurance companies.

Legal Provisions Regarding Banking Institutions with Economic Difficulties

The General Banking Law provides that if specified adverse circumstances exist at any bank, its Board of Directors must correct the situation within 30 days from the date of receipt of the relevant financial statements. If the Board of Directors is unable to do so, it must call a special shareholders’ meeting to increase the capital of the bank by the amount necessary to return the bank to financial stability. If the shareholders reject the capital increase, or if it is not effected within the term and in the manner agreed to at the meeting, or if the Superintendency of Banks does not approve the Board of Directors’ proposal, the bank will be barred from increasing its loan portfolio beyond that stated in the financial statements presented to the Board of Directors and from making any further investments in any instrument other than in instruments issued by the Central Bank. In such a case, or in the event that a bank is unable to make timely payment in respect of its obligations, or if a bank is under provisional administration of the Superintendency of Banks, the General Banking Law provides that the bank may receive a two-year term loan from another bank. The terms and conditions of such a loan must be approved by the directors of both banks, as well as by the Superintendency of Banks, but need not be submitted to the borrowing bank’s shareholders for their approval. In any event, a creditor bank cannot grant interbank loans to an insolvent bank in an amount exceeding 25.0% of the creditor bank’s regulatory capital. The Board of Directors of a bank that is unable to make timely payment of its obligations must present a reorganization plan to its creditors in order to capitalize the credits, extend their respective terms, condone debts or take other measures for the payment of the debts. If the Board of Directors of a bank submits a reorganization plan to its creditors and such arrangement is approved, all subordinated debt issued by the bank, whether or not matured, will be converted by operation of law into common stock in the amount required for the ratio of regulatory capital to risk-weighted assets not to be lower than 12.0%. If a bank fails to pay an obligation, it must notify the Superintendency of Banks, which shall determine if the bank is solvent.

Dissolution and Liquidation of Banks

The Superintendency of Banks may establish that a bank should be liquidated for the benefit of its depositors or other creditors when such bank does not have the necessary solvency to continue its operations. In such case, the Superintendency of Banks must revoke a bank’s authorization to exist and order its mandatory liquidation, subject to agreement by the Central Bank. The Superintendency of Banks must also revoke a bank’s authorization if the reorganization plan of such bank has been rejected twice. The resolution by the Superintendency of Banks must state the reason for ordering the liquidation and must name a liquidator, unless the Chilean Superintendency of Banks assumes this responsibility. When a liquidation is declared, all checking accounts and other demand deposits received in the ordinary course of business, are required to be paid by using existing funds of the bank, its deposits with the Central Bank or its investments in instruments that represent its reserves. If these funds are insufficient to pay these obligations, the liquidator may seize the rest of the bank’s assets, as needed. If necessary and in specified circumstances, the Central Bank will lend the bank the funds necessary to pay these obligations. Any such loans are preferential to any claims of other creditors of the liquidated bank.

Obligations Denominated in Foreign Currencies

Foreign currency denominated obligations of Chilean banks are subject to various limits and obligations. The regulations of the Central Bank do not permit the difference, whether positive or negative, between a bank’s assets and liabilities denominated in any foreign currency (including assets and liabilities denominated in U.S. dollars but payable in pesos, as well as those denominated in pesos and indexed to the U.S. dollar exchange rate) to exceed 20% of the bank’s paid-in capital and reserves; except in the case where the balance of such assets exceeds the balance of such liabilities and the excess difference does not exceed the bank’s allowances and reserves denominated in such foreign currency (excluding profits to be remitted abroad). Santander-Chile must also comply with various regulatory and internal limits regarding exposure to movements in foreign exchange rates (See “Item 9: Quantitative and Qualitative Disclosures About Market Risks”).

Investments in Foreign Securities

Under current Chilean banking regulations, banks in Chile may grant loans to foreign individuals and entities and invest in certain securities of foreign issuers. Chilean banks may only invest in equity securities of foreign banks and certain other foreign companies which may be affiliates of the bank or which would be complementary to the bank’s business if such companies were incorporated in Chile. Banks in Chile may also invest in debt securities traded in formal secondary markets. Such debt securities must be (1) securities issued or guaranteed by foreign sovereign states or their central banks or other foreign or international financial entities, and (2) bonds issued by foreign companies. A bank may invest up to 5% of its regulatory capital in securities of foreign issuers. Such securities must have a minimum rating as follows.

Table 1

Rating Agency	Short Term	Long Term
Moody’s	P2	Baa3
Standard and Poor’s	A3	BBB-
Fitch	F2	BBB-
Duff & Phelps	D2	BBB-

In the event that the sum of the investments in foreign securities which have a: (i) rating that is below that indicated in Table 1 above, but is equal to or exceeds the ratings mentioned in the Table 2 below; and (ii) loans granted to other entities resident abroad exceed 20% (and 30% for banks with a BIS ratio equal or exceeding 10%) of the regulatory capital of such bank, the excess is subject to a mandatory reserve of 100%.

Table 2

Rating Agency	Short Term	Long Term
Moody’s	P2	Ba3
Standard and Poor’s	A3	BB-
Fitch	F2	BB-
Duff & Phelps	D2	BB-

In addition, banks may invest in foreign securities for an additional amount equal to a 70% of their regulatory capital which ratings are equal or exceeds those mentioned in the following Table 3. This limit constitutes an additional margin and it is not subject to the 100% mandatory reserve.

Additionally, a Chilean Bank may invest in foreign securities whose rating is equal to or exceeds those mentioned in the following Table 3 in: (i) term deposits with foreign banks; and (ii) securities issued or guaranteed by sovereign states or their central banks or those securities issued or guaranteed by foreign entities within the Chilean State; such investment will be subject to the limits by issuer up to 30% and 50%, respectively, of the regulatory capital of the Chilean bank that makes the investment.

Table 3

Rating Agency	Short Term		Long Term
Moody’s	P1		Aa3
Standard and Poor’s	A1	+	AA-
Fitch	F1	+	AA-
Duff & Phelps	D1	+	AA-

Chilean banks may invest in securities without ratings issued or guaranteed by sovereign states or their central banks and structured notes issued by investment banks with a rating equal to or above that in the immediately preceding Table 3, which return is linked with a corporate or sovereign note with a rating equal to or above that in Table 2.

Subject to specific conditions, a bank may grant loans in U.S. dollars to subsidiaries or branches of Chilean companies located abroad, to companies listed on foreign stock exchanges authorized by the Central Bank and, in general, to individuals and entities domiciled abroad, as long as the Central Bank is kept informed of such activities.

New regulations for the financial markets

Chile’s Congress passed a new law in August 2010 that aims to increase trading in Chile, Latin America’s third-biggest securities market, by allowing trading of new instruments such as exchange-traded funds and covered bonds.  The law also seeks to ease credit access for consumers and small companies.  For example, the law makes it easier for foreign banks to offer loans in Chile, cuts securitization costs, allows banks to sell bonds backed by mortgages, offers tax breaks to foreign investors in Chilean mutual funds, and strikes down a law that prevented foreign banks from advertising loans. The law also aims to reduce the cost of setting up mutual funds, in part by removing limits on employing non-Chileans, and creates an exchange-traded funds industry by modifying mutual fund rules to allow secondary trading and enable pension funds to invest in such mutual funds. The new class of bonds that would be authorized by the law, known as “mortgage bonds,” will be debt obligations of the company that sells them and be secured by a pool of mortgages, as is the case with European covered bonds. Unlike covered bonds, they may be issued by banks and non-banks.  See “Risk Factors–Chile’s banking regulatory and capital markets environment is continually evolving and may change.”

U.S. Anti-Money Laundering, Anti-Terrorist Financing, and Foreign Corrupt Practices Act Regulations

The Bank, as a foreign private issuer whose securities are registered under the U.S. Securities Exchange Act of 1934, is subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”).  The FCPA generally prohibits such issuers and their directors, officers, employees and agents from using any means or instrumentality of U.S. interstate commerce in furtherance of any offer or payment of money to any foreign official or political party for the purpose of influencing a decision of such person in order to obtain or retain business. It also requires that the issuer maintain books and records and a system of internal accounting controls sufficient to provide reasonable assurance that accountability of assets is maintained and accurate financial statements can be prepared. Penalties, fines and imprisonment of the Bank’s officers and/or directors can be imposed for violations of the FCPA.

Furthermore, the Bank is subject to a variety of U.S. anti-money laundering and anti-terrorist financing laws and regulations, such as the Bank Secrecy Act of 1970, as amended, and the USA PATRIOT ACT of 2001, as amended, and a violation of such laws and regulations may result in substantial penalties, fines and imprisonment of the Bank’s officers and/or directors.

D. Property, Plants and Equipment

We are domiciled in Chile and own our principal executive offices located at Bandera 140, Santiago, Chile. We also own nine other buildings in the vicinity of our headquarters and we rent five other buildings. At September 30, 2010, we owned the locations at which 30.6% of our branches were located. The remaining branches operate at rented locations. We believe that our existing physical facilities are adequate for our needs.

The Bank’s branches, systems and employees were all impacted by the recent earthquake. Of the Bank’s 500 branches, 405 had some form of damage, of which 32 sustained serious damages and 9 were closed as of May 31, 2010. As of September 30, 2010, no branches were closed. The Bank’s systems were not functioning immediately following the earthquake, but by March 1, 2010 the systems were functioning normally, all open branches were online and all remote channels were operating normally.  Total expenses related to the earthquake, net of insurance coverage, was Ch$4,556 million (US$9.4 million).

Main properties as of September 30, 2010	Number
Central Offices
Own	9
Rented	5
Total	14

Branches (1)
Own	153
Rented	261
Total	414

Other property (2)
Own	62
Rented	6
Total	68
_____________
(1)	Some branches are located inside central office buildings and other properties. Including these branches the total number of branches is 500. Special payment centers are included in Other property.

(2)	Consists mainly of parking lots, mini-branches and property owned by our subsidiaries.

The following table sets forth a summary of the main computer hardware and other systems-equipment that we own.

Category	Brand	Application
Mainframe	IBM	Back-end, Core-System Altair, Payment means and foreign trade.
Midrange	IBM	Interconnections between Mainframe and mid-range
Midrange	SUN/Unix SUN/UNIX	Interconnections applications Credit & debit cards Treasury, MIS, Work Flow, Accounting
Midrange	IBM	WEB
Desktop	IBM/HP/Lenovo	Platform applications
Call Center	Avaya Genesys Nice Periphonics	Telephone system Integration Voice/data Voice recorder IVR

The main software systems that we use are:
Category	Product	Origin
Core-System	ALTAMIRA	Accenture
Data base	DB2	IBM
Data base	Oracle	Oracle
Data base	SQL Server	Microsoft
WEB Service	Internet Information Server	Microsoft
Message Service	MQSeries	IBM
Transformation	MQIntegrator	IBM

ITEM 3. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

1.1. A. Accounting Standards Applied in 2010

Santander-Chile is a Chilean bank and maintains its financial books and records in Chilean pesos and prepares its condensed consolidated interim financial statements in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), in order to comply with requirements of the Securities and Exchange Commission (the “SEC”).

As required by local regulations, our locally filed consolidated financial statements have been prepared in accordance with accounting principles issued by the Superintendency of Banks and Financial Institutions (the “SBIF”). The accounting principles issued by the SBIF are substantially similar to IFRS but there are some exceptions.  Therefore, our locally filed condensed consolidated interim financial statements have been adjusted according to IAS 34: Interim Financial Reporting.

In Chile, the local securities exchange regulator (SVS) announced in 2004 that all public companies will be required to present full IFRS financial statements beginning in 2009. The convergence from local accounting regulations to IFRS is to follow a gradual adoption plan which will take place over at least a three-year period from 2009 to 2011, beginning with banking institutions in 2009.  Full convergence is the intended goal of the transition to IFRS.  However, due to the gradual approach to the adoption of IFRS and because not all regulators require full IFRS, different accounting frameworks will coexist for a period of time.

Chilean banks are subject to the regulatory supervision of the SBIF under the provisions of the General Banking Act (“Act”) of 1997. The Act establishes that in accordance with legal regulations, Chilean banks must abide by the accounting standards stipulated by the SBIF.

The SBIF, by means of Circular No. 3,410 (2007) and Circular No. 3,443 (2008) announced the “Compendium of Accounting Standards”, which contains new accounting standards and reporting formats for the financial industry required to be adopted by banking institutions effective January 1, 2009. Banks are required to apply the new accounting and reporting to the current period financial statements for 2009 and to retrospectively apply the new standard to January 1, 2008 and include an opening balance sheet for the reporting period ended December 31, 2008.

Although banks are required to apply IFRS as of January 1, 2009, certain exceptions introduced by the SBIF prevent the banks from achieving full convergence with IFRS.  In those situations which are not addressed by the guidance issued by the SBIF, institutions shall follow the generally accepted accounting principles issued by the Association of Chilean Accountants which coincide with IFRS as issued by the IASB (“IFRS-IASB”).

Therefore, as stated above, in order to comply with requirements of the SEC, the Bank has prepared the interim consolidated financial statements included in this report under IFRS-IASB.

B. Operating Results

Chilean Economy

All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in this country. In the first half of 2010, the Chilean economy began to recover following the 2009 recession and GDP increased 4.1%.

Quarterly and Yearly Evolution of GDP, %

Source: Banco Central de Chile and Santander Chile estimates

On February 27, 2010, Chile was struck by an 8.8 magnitude earthquake and a tsunami, which mainly affected the mid-southern regions of Chile. As a result of these developments, economic activity in Chile has been adversely affected, especially in March 2010.

Growth of private and public sector investments and the rebound of consumption has offset the negative impacts caused by the February 2010 earthquake and tsunami. In the first half of 2010, internal demand increased 15.7%, private investment increased 18.5% and private consumption increased 9.3%.  Unemployment has also been decreasing. As of August 2010, the unemployment rate was 8.6% compared to 11.6% as of August 2009.

The recovery of the Chilean economy in 2010 is also being led in part by a recovery of the prices of Chile’s main exports, greater levels of investment, both private and public, and higher consumption levels. The average price of copper in the nine-month period ended September 30, 2010 has increased 54.1% compared to the same period in 2009. In this same period, fish meal prices increased 72.0% and paper pulp prices increased 63.8%.

As a result of the economic recovery, the consumer price index (“CPI”) and interest rates have been increasing.  CPI inflation year-to-date in the nine-month period ended September 30, 2010 increased 1.9% compared to a 1.1% decrease year-to-date in the nine-month period ended September 30, 2009. As a result of rising price levels and higher economic activity, interest rates have also been increasing in 2010. The overnight interbank rate set by the Central Bank has increased 225 basis points since year-end 2009 and currently stands at 2.75%.

Banking Sector

•
The Chilean banking sector evolved in line with the economic developments with an increase in the volume of loans.  Total loans as of September 30, 2010 in the Chilean financial system were Ch$72,895,515 million (US$151 billion), an increase of 5.7% since year-end 2009.  Total customer deposits (defined as time deposits plus checking accounts) totaled Ch$61,331,562 million (US$127 billion) as of September 30, 2010, an increase of 4.7% compared to year-end 2009.  The non-performing loan ratio in the Chilean banking industry decreased from 3.0% at year-end 2009 to 2.7% as of September 30, 2010.

Impact of Inflation

Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. The Bank no longer performs inflation accounting and has eliminated price level restatement in line with IFRS, but inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$21,452.57 at December 31, 2008, Ch$20,942.88 at December 31, 2009 and Ch$21,339.99 at September 30, 2010.

High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. In

2009, CPI deflation reached 1.6% compared to a rise of 7.1% and 7.8% in 2008 and 2007, respectively. CPI inflation year-to-date in the nine-month period ended September 30, 2010 increased 1.9% compared to a 1.1% decrease year-to-date in the nine-month period ended September 30, 2009.  There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

•
UF-denominated assets and liabilities. In 2009, UF inflation was -2.4% compared to 9.3% in 2008. UF inflation in the nine-month period ended September 30, 2010 increased 1.9% compared to a 2.9% decrease in the nine-month period ended September 30, 2009. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.  Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be negatively affected by inflation in any period in which our average UF-denominated interest bearing liabilities exceed our average UF-denominated interest earning assets. Our average UF-denominated interest earning assets exceeded our average UF-denominated interest bearing liabilities by Ch$3,092,340 million in the nine-month period ended September 30, 2010 compared to Ch$2,640,907 million in the same period in 2009.  See “Selected Statistical Information ―Average Balance Sheets, Income Earned from Interest-Earning Assets And Interest Paid on Interest Bearing Liabilities.” In general, the Bank has more UF-denominated financial assets than UF-denominated financial liabilities. In the nine-month period ended September 30, 2010, the interest gained on interest earning assets denominated in UF increased 505% compared to the same period in 2009 as a result of the higher inflation rates. The interest paid on these liabilities increased to Ch$223,068 million compared to a reversal of Ch$9,279 million in the same period in 2009.

•
Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates (see “Item 9: Quantitative and Qualitative Disclosures About Market Risk”). In order to keep this duration gap below regulatory limits the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. In the nine-month period ended September 30, 2010, the gain from the swaps taken in order to hedge mainly for inflation and interest rate risk totaled Ch$2,965 million compared to Ch$28,212 million in the same period in 2009.

	As of September 30,		% Change
Inflation sensitive income	2010	2009	2010/2009
	(In million of Chilean pesos)
Interest gained on UF assets(1)	405,419	67,014	505.0%
Interest paid on UF liabilities(1)	(223,068)	9,279	–%
Hedging results	2,965	28,212	(89.5%)
Net gain	185,316	104,505	77.3%

_____________
(1)           Excludes results from hedging

•
Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to changes to such prevailing rates varies. (See “Item 3: C. Operating Results–Interest Rates”). We maintain a substantial amount of non-interest bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. (See “Item 9: Quantitative and Qualitative Disclosures About Market Risk”). The ratio of the average of such demand deposits to average interest-earning assets was 28.2% as of September 30, 2010 and 24.7% as of September 30, 2009.

Interest Rates

Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, changes in short term interest rates set by the Central Bank and movements in long term real rates. The Central Bank manages short term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities generally reprice sooner than our assets, changes in the rate of inflation or short term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Therefore, when short term interest rates fall, our net interest margin is positively impacted, but when short term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation rates since generally our UF-denominated assets exceed our UF-denominated liabilities. (See “Item 3: C. Operating Results–Impact of Inflation–Peso-denominated assets and liabilities”). An increase in long term rates has a positive effect on our net interest margin, because our interest earning assets generally have longer terms than our interest bearing liabilities. In addition, because our peso-denominated liabilities have relatively short repricing periods, they are generally more responsive to changes in inflation or short term rates than our UF-denominated liabilities. As a result, during periods when current inflation or expected inflation exceeds the previous period’s inflation, customers often switch funds from UF-denominated deposits to peso-denominated deposits, which generally bear higher interest rates, thereby adversely affecting our net interest margin.

Foreign Exchange Fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. In 2009, the Chilean peso in relation to the U.S. dollar appreciated 19.5% compared to a 26.9% depreciation in 2008. Year-to-date as of September 30, 2010, the Chilean peso has appreciated 4.2% (See “Item 1: A. Selected Financial Data–Exchange Rates”). A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar). The translation gain or loss over assets and liabilities (excluding derivatives held for trading) is included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading.

The Bank also uses a sensitivity analysis both internal limits and according to regulatory limits to minimize the potential loss in net interest income resulting from fluctuations of interest rates on U.S. dollar denominated assets and liabilities and a VaR model to limit foreign currency trading risk (see “Item 9: Quantitative and Qualitative Disclosures About Market Risk”).

Results of Operations for the Nine-Month Periods Ended September 30, 2010 and 2009

The following discussion is based upon and should be read in conjunction with the Interim Condensed Consolidated Financial Statements included in this report.  The Interim Condensed Consolidated Financial Statements have been prepared in accordance with IFRS. The following table sets forth the principal components of our net income for the nine-month periods ended September 30, 2010 and 2009.

	For the Nine-Month Period ended September 30,
	2010	2010	2009
CONSOLIDATED INCOME STATEMENT DATA	US$ ths.(1)	Ch$ million of constant pesos		% Change 2010 /2009
IFRS:
Interest income and expense
Interest income	2,161,898	1,045,602	865,415	20.8%
Interest expense	(698,331)	(337,748)	(234,278)	44.2%
Net interest income	1,463,567	707,854	631,137	12.2%
Fees and income from services
Fees and commission income	511,415	247,346	235,424	5.1%
Fees and commission expense	(110,412)	(53,401)	(45,892)	16.4%
Net fees and commission income	401,003	193,945	189,532	2.3%
Operating profit before loan losses
Net income from financial operations	107,404	51,946	52,013	(0.1%)
Foreign exchange gains (losses), net	50,410	24,381	77,968	(68.7%)
Financial transactions, net	157,814	76,327	129,981	(41.3%)
Other operating income	53,398	25,826	4,623	458.6%
Operating profit before loan losses	211,212	102,153	134,604	(24.1%)
Net operating profit before loan losses	2,075,782	1,003,952	955,273	5.1%
Provision for loan losses	(431,771)	(208,826)	(266,093)	(21.5%)
Total operating income, net of loan losses, interest, fees and commission	1,644,011	795,126	689,180	15.4%
Operating expenses
Personnel salaries and expenses	(382,345)	(184,921)	(167,846)	10.2%
Administrative expenses	(226,906)	(109,743)	(102,661)	6.9%
Depreciation and amortization	(74,903)	(36,227)	(34,655)	4.5%
Impairment	(9,645)	(4,665)	–	–%
Other operating expenses	(76,134)	(36,822)	(24,670)	49.3%
Total operating expenses	(769,933)	(372,378)	(329,832)	12.9%
Total net Operating income	874,078	442,748	359,348	23.2%
Other non-operating results
Income from investments in other companies	2,429	1,175	863	36.2%
Total other non-operating results	2,429	1,175	863	36.2%
Income before income taxes	876,507	423,923	360,211	17.7%
Income taxes	(117,341)	(56,752)	(60,673)	(6.5%)
Consolidated income for the period	759,166	367,171	299,538	22.6%
Net income attributable to:
Equity holders of the Bank	759,371	367,270	294,725	24.6%
Non-controlling interest	(205)	(99)	4,813	–%
_____________
(1)
Amounts stated in U.S. dollars at and for the nine-month period ended September 30, 2010, have been translated from Chilean pesos at the exchange rate of Ch$483.65 = US$1.00 as of September 30, 2010. See “Item 1: A. Selected Financial Data–Exchange Rates” for more information on exchange rate.

Net income for the nine-month period ended September 30, 2010, increased 22.6% to Ch$367,171 million. Our return on average equity was 28.3% in the nine-month period ended September 30, 2010 compared to 25.3% in the same period in 2009.

In the nine-month period ended September 30, 2010, total operating income was Ch$1,003,952 million, an increase of 5.1% compared to the corresponding period in 2009. Our net interest income increased by 12.2% to Ch$707,854 million. The average balance of our interest-earning assets increased by 5.4% in the nine-month period ended September 30, 2010 compared to the corresponding period in 2009.  Our net interest margin increased 33 basis points to 5.51% in the same period mainly due to higher inflation rates and lower funding costs. As discussed in further detail below, the rise in the average rate of interest earned resulted from the effect of higher inflation on our UF-denominated assets, resulting from the recovery of the economy throughout 2010.  The Bank’s ALCO which manages the Bank’s UF gap was the main beneficiary of this rise in inflation. The UF gap on UF-denominated assets produced by our commercial activities is managed by our Financial Management Division and is included in their results. The inflationary impact on the other areas of our business was largely neutral because of the almost exact balance between our assets and liabilities denominated in UF.

Net fees and commission income grew by 2.3% to Ch$193,945 million in the nine-month period ended September 30, 2010 compared to the same period in 2009. Fee income has been positively affected by the rebound of the Chilean economy and the Bank’s marketing and promotion efforts to increase product usage. Fees from credit, debit and ATM cards increased by 9.4%, fees from our asset management business increased 32.7%, insurance brokerage fees increased by 85.4% and brokerage fees increased 33.6% in the periods being analyzed. These increases were partially offset by a 11.6% decrease in fees from collections. This was mainly due to the February 2010 earthquake and tsunami as some of these fees were temporarily waived in the more affected zones and the collection process was also disrupted.  Fees from checking accounts and lines of credit, which includes the maintenance fee for checking accounts and lines of credit and fees charged for the unauthorized overdraft of lines of credit, decreased 21.9%.  Fees from unauthorized overdrafts of credit lines were prohibited by the SBIF beginning in May 2009.  In the nine-month period ended September 30, 2010, these fees totaled Ch$0 million compared to Ch$8,001 million in the same period in 2009. This decline was also due in part to the February 2010 earthquake and tsunami as some of these fees were temporarily waived in the more affected zones.

Net gains from financial transactions, which is the sum of net income from financial operations and foreign exchange gains (losses), net, totaled Ch$76,327 million in the nine-month period ended September 30, 2010, a decrease of 41.3% compared to the corresponding period in 2009. These results include the results of our Treasury Department’s trading business and financial transactions with customers as well the results of our Financial Management Division. The results from Santander Global Connect (SGC), a specialized platform designed to facilitate the sale of derivatives to a broad range of companies in all segments through our branch network and through market-making, decreased 13.0% mainly as a result of a decrease in revenues from market-making activities that were adversely affected by the rising interest rate environment. Our proprietary trading results totaled a gain of Ch$6,897 million in the nine-month period ended September 30, 2010, which represented a decrease of 50.6% compared to the corresponding period in 2009. This was mainly due to the rise in interest rates, which had an adverse effect on our proprietary trading positions compared to the reverse scenario in the same period in 2009. The results from the Financial Management Division and other results totaled a gain of Ch$2,399 million in the nine-month period ended September 30, 2010 compared to a gain of Ch$43,100 million in the nine-month period ended September 30, 2009. The lower gain recognized by the Financial Management Division was mainly due to lower gains from the sale of available-for-sale fixed income instruments in a rising interest rate environment.

Other operating income totaled a gain of Ch$25,826 million in the nine-month period ended September 30, 2010, a 458.6% increase from Ch$4,623 million in the corresponding period in 2009, mainly due to the sale of branches.  In the nine-month period ended September 30, 2010, the Bank sold 16 branches for a gain of Ch$12,975 million recognized as income from the sale of Bank property, plant and equipment. These branches are now rented to us. The Bank did not finance this acquisition and the acquirers were non-related parties.

Net provision expense decreased by 21.5% to Ch$208,826 million in the nine-month period ended September 30, 2010 compared to the nine-month period ended September 30, 2009 principally reflecting a 38.7% decrease in charge-offs. This was mainly due to an improvement in asset quality in consumer loans. The ratio of non-performing consumer loans to total consumer loans improved from 3.06% as of September 30, 2009 to 2.87% as of September 30, 2010. Coverage of consumer non-performing loans has also increased from 252.6% as of September 30, 2009 to 294.9% as of September 30, 2010.  The Bank believes its allowance for loan losses as of the date hereof is sufficient to cover all known losses in its loan portfolio.

As a result of rising net interest income and fee income and lower provision expense, operating income, net of loan losses, interest, fees and commissions, increased 15.4% in the nine-month period ended September 30, 2010 compared to the nine-month period ended September 30, 2009 and totaled Ch$795,126 million.

Operating expenses in the nine-month period ended September 30, 2010 increased 12.9% compared to the corresponding period in 2009. The 10.2% increase in personnel salaries and expenses was mainly due to higher salary expenses and higher variable incentives as a result of greater commercial activity and productivity, as well as higher severance payments. Administrative expenses increased 6.9%. This was mainly due to higher rent and maintenance expenses relating to our branches, ATM locations and other equipment as a result of higher expenses incurred due to the February 2010 earthquake and tsunami. Depreciation and amortization expense increased 4.5%, mainly due to higher amortization expenses of intangible assets such as software and other computer systems. Operating expenses were also adversely affected by the Ch$4,665 million impairment charge recognized in the nine-month period ended September 30, 2010, which was mainly due to impairment charges directly related to earthquake-related effects on the Bank’s branches and other installations.  The efficiency ratio was 37.1% in the nine-month period ended September 30, 2010 compared to 34.5% in the same period in 2009, as costs rose at a more rapid pace than operating income mainly due to the February 2010 earthquake and tsunami.

Other operating expenses were Ch$36,822 million in the nine-month period ended September 30, 2010, a 49.3% increase compared to the same period in 2009. The increase in other expenses was due to higher provisions for tax, legal and other contingencies. These expenses totaled Ch$5,952 million in the nine-month period ended September 30, 2010 compared to Ch$234 million in the corresponding period in 2009. Other operating expenses also included Ch$2,544 million in earthquake related expenses.

Our income tax expense decreased by 6.5% in the nine-month period ended September 30, 2010 compared to the same period in 2009. The effective tax rate paid was 13.4% in the nine-month period ended September 30, 2010 compared to 16.8% in the corresponding period in 2009. The statutory tax rate in Chile has not changed in 2010 and is 17% on income before taxes.  The lower effective tax rate is mainly due to the fact that Chilean tax regulations still require corporations to recognize the effects of price level restatement on equity even though inflation accounting is no longer required by Chilean GAAP. The Chilean government and Congress has approved a temporary increase in the corporate tax rate to 20% in 2011, 18.5% in 2012 and back to 17% in 2013, as part of the plan to finance the reconstruction of public works in the zones more affected by the February 2010 earthquake and tsunami.  As a result of these changes, the Bank had to apply these rates over deferred taxes. The application of the new corporate tax rates over deferred taxes, resulted in a higher net asset position in deferred taxes and therefore a lower effective tax rate in 2010.

Net interest income

(in millions of Ch$, except percentages)	Nine-Month Period ended September 30,		% Change
	2010	2009	2010/2009
Individuals	400,204	402,728	(0.6%)
Small and mid sized companies	171,833	161,857	6.2%
Institutional	19,172	14,529	32.0%
Middle-market	103,401	101,169	2.2%
Global banking & markets	16,836	30,630	(45.0%)
Other(1)	(3,592)	(79,776)	(95.5%)
Net interest income(2)	707,854	631,137	12.2%
Average interest-earning assets	17,135,052	16,250,793	5.4%
Average non-interest-bearing demand deposits	3,112,688	2,437,072	27.7%
Net interest margin(3)	5.51%	5.18%
Average shareholders’ equity and average non-interest-bearing demand deposits to total average interest-earning assets	28.2%	24.7%
_____________
(1)	Consists mainly of net interest income from Financial Management and the cost of funding our fixed income trading portfolio.

(2)
Each segment obtains funding from its clients. Any surplus deposits are transferred to the Financial Management Division, which in turn sells it to those areas that need funding. The Financial Management Division also sells the funds it obtains in the institutional funding market at a transfer price.

(3)	Net interest margin is net interest income annualized divided by average interest-earning assets.

Our net interest income increased 12.2% to Ch$707,854 million in the nine-month period ended September 30, 2010 from net interest income of Ch$631,137 million in the corresponding period in 2009. Average interest earning assets increased 5.4% in the nine-month period ended September 30, 2010 compared to the same period in 2009. Net interest margin in the same period in 2010 was 5.51% compared to 5.18% in the same period in 2009, reflecting the higher inflationary environment. In the nine-month period ended September 30, 2010, the value of the UF increased by 1.9% compared to a decline of 2.9% in the corresponding period in 2009. As we have more interest-earning assets than liabilities linked to the UF, our net interest income was positively affected by this change in inflationary trends. In the nine-month period ended September 30, 2010, the average gap between UF-denominated interest-earning assets and UF-denominated average interest bearing liabilities was approximately Ch$3,092,340 million compared to Ch$2,640,907 million in the corresponding period in 2009. The average nominal rate earned over interest earning assets increased to 6.1% in the nine-month period ended September 30, 2010 from 5.3% in the nine-month period ended September 30, 2009.

Net interest income and margins were also positively affected by the fall in average short-term interest rates. As interest-bearing liabilities generally have shorter terms than interest-earning assets, a fall in short-term rates has a positive effect on our margins. As a result, the average nominal rate we paid on our peso denominated interest-bearing liabilities was 1.6% in the nine-month period ended September 30, 2010 compared to 3.5% in the nine-month period ended September 30, 2009. Going forward, as the Central Bank continues to increase interest rates, this will negatively impact our funding costs in pesos and our margins.

The Bank’s funding mix also improved. The ratio of non-interest bearing demand deposits and shareholders’ equity to interest earning assets was 28.2% as of September 30, 2010 compared to 24.7% as of September 30, 2009. Average non-interest bearing demand deposits increased 27.7% in the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009.

These factors were partly offset by the lower interest income earned on consumer loans, which are mainly denominated in nominal pesos and, therefore, are more impacted by the decline in short-term interest rates than by the rise in inflation.  Interest income from consumer loans decreased 8.2%, in the nine-month period ended September 30, 2010 compared to the corresponding period in 2009. In 2009, the Bank increased its consumer loan yields in order to compensate for the expected rise in non-performing levels and charge-offs. As the economy has rebounded and provision expense has decreased (See –Provision Expense) yields on these products have normalized.

The changes in net interest income by segment in the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009 were as follows:

•
Net interest income from individuals in our retail segment decreased 0.6%, mainly as a result of the normalization of loan spreads mentioned above. This was partially offset by a 15.1% increase in loan volumes to individuals in the period being analyzed due to the more favorable economic environment and improvements in asset quality after the 2009 recession.

•
Net interest income from small and mid-sized companies in our retail segment increased 6.2% mainly as a result of an 11.9% increase in loans to this segment in the same period.  This was partially offset by the normalization of loan spreads mentioned above and the decrease in average short-term interest rates.

•
Net interest income from the middle-market segment increased 2.2%, mainly as a result of the 11.4% increase in loans to this segment in the same period due to the general economic recovery. This was partially offset by the normalization of loan spreads in line with the improvements in asset quality after the 2009 recession.

•
Net interest income from the global banking and markets segment decreased 45.0% the nine-month period ended September 30, 2010 compared to the same period in 2009 mainly due to the 3.0% decrease in loans in this segment, lower spreads due to competition and the appreciation of the peso against the dollar, which negatively affected interest income on dollar denominated loans.  This was partially offset by the higher inflation rate that positively affected net interest income from financial investments that are mainly denominated in UFs.

•
Net interest income from other non-segmented portions of interest earning assets, which consists mainly of net interest income from the Financial Management Division’s available for sale investment portfolio improved from a loss of Ch$79,776 million in the nine-month period ended September 30, 2010 to a loss of Ch$3,592 million in the same period in 2009. This was mainly as a result of higher net interest revenue from financial investments that are mainly denominated in UFs and, therefore, were positively affected by the rise in inflation.  See “Item 9: Quantitative and Qualitative Disclosures About Market Risk–Impact of Inflation”

The following table shows our balances of loans and accounts receivables from customers and interbank loans by segment at the dates indicated.

	Nine-Month Period ended September 30,		% Change
Loans by segment (Ch$ million)	2010	2009	2010/2009
Individuals	8,035,617	6,980,092	15.1%
Small and mid sized companies	2,301,536	2,055,911	11.9%
Institutional	340,274	285,129	19.3%
Middle-market	3,160,681	2,838,365	11.4%
Global banking & markets(1)	1,406,210	1,449,001	(3.0%)
Other(1)	59,933	31,840	88.2%
Total loans(1)	15,304,251	13,640,338	12.2%
_____________
(1)	Includes interbank loans.

Fee and commission income

The following table sets forth certain components of our income from services (net of fees paid to third parties directly connected to providing those services, principally fees relating to credit card processing and ATM network administration) in the nine-month periods ended September 30, 2010 and 2009.

(in millions of Ch$, except percentages)	Nine-Month Period ended September 30,		% Change
	2010	2009	2010/2009
Collections	43,372	49,085	(11.6%)
Credit, debit and ATM cards	41,222	37,667	9.4%
Checking accounts and lines of credit	32,340	41,394	(21.9%)
Asset management	29,111	21,941	32.7%
Insurance brokerage	22,750	12,268	85.4%
Letters of credit	17,351	18,400	(5.7%)
Custody and brokerage services	6,404	4,792	33.6%
Office banking	1,344	1,729	(22.3%)
Other fees	51	2,256	(97.7%)
Total fees and commission income, net	193,945	189,532	2.3%

Net fees and commission income grew by 2.3% to Ch$193,945 million in the nine-month period ended September 30, 2010 compared to the same period in 2009.

Fees from collections decreased by 11.6% in the nine-month period ended September 30, 2010 compared to the same period in 2009. This was mainly due to the impact of the February 2010 earthquake and tsunami as some collection fees were temporarily waived in the more affected zones and the collection process was disrupted because many of the persons from whom the Bank was collecting could not be contacted.

Fees from credit, debit and ATM cards increased by 9.4%, reflecting increased usage of our credit cards. Usage measured in terms of monetary purchases was up 30.3% in the nine-month period ended September 30, 2010 compared to the corresponding period in 2009.  As of September 30, 2010, the Bank, which has a 29.9% market share of all bank credit card accounts, had generated 38.3% of all monetary purchases year-to-date.

Fees from checking accounts and lines of credit, which includes the maintenance fee for checking accounts and lines of credit and fees charged for the unauthorized overdraft of lines of credit, decreased 21.9% in the nine-month period ended September 30, 2010 compared to the nine-month period ended September 30, 2009.  This decrease was in part a result of the decline in fees from unauthorized overdrafts of credit lines which were prohibited by the SBIF beginning in May 2009.  In the nine-month period ended September 30, 2010, these fees totaled Ch$0 compared to Ch$8,001 million in the same period in 2009. Additionally, this decrease was also due in part to the February 2010 earthquake and tsunami as some of these fees were temporarily waived in the more affected zones.

Fees from our asset management business increased 32.7% in the in the nine-month period ended September 30, 2010 compared to the same period in 2009. Total funds under management decreased 4.9% in the period being analyzed and totaled Ch$3,305,683 million (US$6.8 billion). The recovery of the local and global equity markets in 2010 has resulted in an increase in equity funds which earn higher management fees than non-equity funds. This has been partially offset by the reduction in fixed income funds due to mark-to-market as rates have increased, and by the translation loss on foreign currency denominated funds due to the appreciation of the peso against the dollar.

Fees from letters of credit and other contingent operations decreased 5.7%. This was mainly due to a 16.7% decrease in stand-by letters of credit in our foreign trade business, which in turn resulted from lower average fees as the peso has appreciated against the dollar in 2010.

Insurance brokerage fees increased by 85.4%. This was mainly due to an increase in prices on behalf of insurance underwriters following the February 2010 earthquake and tsunami, greater business volumes in our insurance brokerage subsidiary and higher sales of insurance products through our website.

Custody and brokerage fees increased 33.6% in the nine-month period ended September 30, 2010 as compared to the corresponding period in 2009. This was primarily due to higher stock brokerage fees, which increased 39.1%

to Ch$5,356 million as equity markets have performed well, and also higher brokerage volumes as more clients have used our online brokerage services.

Fees from office banking decreased 22.3%. Income from office banking increased 7.3% as more clients used this product, but costs associated with this program rose 18.4% as the Bank increased incentives for clients to switch to online banking services.

Other fee income decreased by 97.7% mainly due to higher fee expenses paid to correspondent banks and other expenses related to marketing efforts of various products and services.

The following table sets forth, for the periods indicated our fee income broken down by segment.

(in millions of Ch$, except percentages)	Nine-Month Period ended September 30,		% Change
	2010	2009	2010/2009
Individuals	138,506	125,646	10.2%
Small and mid sized companies	25,973	30,347	(14.4%)
Institutions	1,848	1,493	23.8%
Middle-market	16,304	16,983	(4.0%)
Global banking and markets	17,497	16,674	4.9%
Other	(6,183)	(1,611)	283.8%
Total fees and commission income, net	193,945	189,532	2.3%

Fees from individuals increased 10.2% in the nine-month period ended September 30, 2010 compared to the same period in 2009 mainly as a result of the increase in fees from credit and debit cards, asset management, stock brokerage and insurance brokerage.

Fees from small and mid-sized companies in our retail segment decreased 14.4% mainly as a result from lower fees from the unauthorized overdraft of checking accounts.

Fees from institutions increased 23.8% primarily as a result of our increased business activity with universities.

Fees in the middle-market decreased by 4.0%, mainly as a result of a decrease in stand-by letters of credit in our foreign trade business and lower fees from the unauthorized overdraft of checking accounts.

 Fees from the global banking and markets segments increased by 4.9%, mainly as a result of an increase in fees from mutual funds, brokerage services, custody services and investment banking activities.

Financial transactions, net

The following table sets forth information regarding our income (expenses) from financial transactions in the nine-month periods ended September 30, 2010 and 2009.

(in millions of Ch$, except percentages)	Nine-Month Period ended September 30,		% Change
	2010	2009	2010/2009
Derivatives classified as trading	27,686	(47,923)	–%
Trading investments	26,596	7,721	244.5%
Sale of loans	3,867	347	1,014.4%
Available-for-sale instruments sales	(6,244)	92,236	–%
Other results	41	(368)	–%
Net income from financial operations	51,946	52,013	(0.1%)
Foreign exchange transactions	156,904	285,899	(45.1%)
Hedge-accounting derivatives	(132,343)	(230,590)	(42.6%)
Translation gains and losses over assets and liabilities indexed to foreign currencies	(180)	22,659	–%
Net results from foreign exchange profit (loss)	24,381	77,968	(68.7%)
Total financial transactions, net	76,327	129,981	(41.3%)

The net gains from financial transactions, which is the sum of trading activities, mark-to-market adjustments and foreign exchange transactions totaled Ch$76,327 million in the nine-month period ended September 30, 2010, a decrease of 41.3% compared to the corresponding period in 2009. These results include the results of our Treasury Department’s trading business and financial transactions with customers as well the results of our Financial Management Division.

The net income from financial operations was Ch$51,946 million in the nine-month period ended September 30, 2010 compared to Ch$52,013 million in the corresponding period in 2009. Year-to-date in 2010, these results have been positively affected by higher inflation rates, which has increased the interest earned from our fixed income portfolio classified as trading which is included in this line item. This totaled Ch$26,596 million in the nine-month period ended September 30, 2010 compared to Ch$7,721 million in the same period in 2009.

The Bank in the nine-month period ended September 30, 2010 also recorded a gain of Ch$3,867 million from the sale of loans, mainly loans that have been previously charged-off compared to Ch$347 million in the same period in 2009.

In the nine-month period ended September 30, 2010, the Chilean peso appreciated 4.2% compared to a 13.2% depreciation in the same period in 2009. This explains the difference in results from derivatives classified as trading which totaled Ch$27,686 million in the nine-month period ended September 30, 2010 compared to a loss of Ch$47,923 million in the nine-month period ended September 30, 2009. The majority of the derivatives are composed of forwards and swaps that hedge the Bank’s spot position in foreign currency. As the peso appreciates, the Bank usually records a low or negative result from the mark-to-market of its derivatives held for trading. Going forward, if the peso continues to appreciate the results from derivatives classified as trading should decrease, but will be offset by higher results in foreign exchange transaction, which includes the mark-to-market of the Bank’s spot foreign currency position.

These positive factors have been partially offset by the higher interest rate environment which has negatively affected realized gains from the sale of available for sale fixed income instruments, which totaled a loss of Ch$6,244 million in the nine-month period ended September 30, 2010 compared to a gain of Ch$92,236 million in the same period in 2009 when interest rates declined significantly and the Bank sold available for sale fixed income investments.

Foreign exchange profit (loss), net totaled a net gain of Ch$24,381 million in the nine-month period ended September 30, 2010 compared to a gain of Ch$77,968 million in the corresponding period in 2009.  This decrease is the result of the lower rate of appreciation of the Chilean peso against the dollar in the nine-month period ended September 30, 2010 compared to the same period in 2009. The effects on net income from the change in value of the Bank’s spot foreign currency position should continue to be positive if the peso continues to appreciate as the Bank’s funding base in foreign currency is larger than its spot asset position in foreign currency.

The derivatives included in this line item are mainly cross-currency swaps that hedge the interest rate risk of bonds issued abroad. Foreign exchange profit (loss), net totaled a net gain of Ch$156,904 million in the nine-month period ended September 30, 2010 compared to a gain of Ch$285,899 million in the corresponding period in 2009.  This lower result was mainly due to the lower rate of appreciation of the peso in the nine-month period ended September 30, 2010 compared to the in the nine-month period ended September 30, 2009.  This is largely offset by the mark-to-market of foreign exchange derivatives in net gains from trading and mark-to-market as described above.

Excluding derivatives that qualify for hedge accounting, the conversion and mark-to-market of foreign currency derivatives are for the most part recognized as a gain or loss in the net results from mark-to-market and trading and not as foreign exchange transactions. This distorts the results from mark-to-market and trading and foreign exchange transactions. In order to more easily compare the results from financial transactions, net, we present the following table that separates the results by line of business.

	Nine-Month Period ended September 30,		% Change
	2010	2009	2010/2009
	(in millions of Ch$, except percentages)
Santander Global Connect and market-making	63,164	72,573	(13.0%)
Proprietary trading	6,897	13,961	(50.6%)
Sale of loans and charged-off loans	3,867	347	1,014.4%
Financial Management (ALCO) and other results	2,399	43,100	(94.4%)
Total financial transactions, net	76,327	129,981	(41.3%)

The results from Santander Global Connect (SGC) and market-making mainly include the results from the sale of derivatives, foreign exchange and fixed income instruments to our client base. Santander Global Connect is a specialized platform designed to facilitate the sale of derivatives to a broad range of companies in all segments and through the branch network. In the nine-month period ended September 30, 2010, the results from Santander Global Connect and market making decreased 13.0% mainly as a result of a fall in revenues from market-making activities that were negatively affected by the rising interest rate environment. This decrease can also be attributed to a decline in demand for derivative instruments due to more stable market conditions in 2010 compared to 2009.

The results from proprietary trading totaled a gain of Ch$6,897 million in the nine-month period ended September 30, 2010 and decreased 50.6% compared to the same period in 2009. This was mainly due to the rise in interest rates, which had a negative effect on our proprietary trading positions compared to the inverse scenario in 2009.

The results from the Financial Management Division and other results totaled a gain of Ch$2,399 million in the nine-month period ended September 30, 2010 compared to a gain of Ch$43,100 million in the nine-month period ended September 30, 2009. The lower gain recognized by the Financial Management Division was mainly due to lower gains from the sale of available-for-sale fixed income instruments in a rising interest rate environment.

Other operating income

	Nine-Month Period ended September 30,		% Change
	2010	2009	2010/2009
	(in millions of Ch$, except percentages)
Income from assets received in lieu of payment	1,247	354	252.3%
Net results from sale of investment in other companies	–	1,859	–%
Operational leases	308	551	(44.1%)
Gain on sale of Bank premises and equipment	13,243	461	2,772.7%
Recovery of provisions for non-specific contingencies	7,029	782	798.8%
Insurance coverage for earthquake	3,611	–	–%
Other	388	616	37.0%
Total other operating income	25,826	4,623	458.6%

Other operating income totaled a gain of Ch$25,826 million in the nine-month period ended September 30, 2010, a 458.6% increase from Ch$4,623 million in the corresponding period in 2009.

In the nine-month period ended September 30, 2010, the Bank sold 16 branches for a gain of Ch$12,975 million recognized as income from the sale of Bank property, plant and equipment. These branches are now rented to us. The Bank did not finance this acquisition and the acquirers were non-related parties.

Gains from the recovery of provisions for non-specific contingencies increased to Ch$7,029 million in the nine-month period ended September 30, 2010 compared to Ch$782 million in the nine-month period ended September 30, 2009 due to the reversal of provisions recognized in the early part of 2010 in anticipation of the potential negative impact of various events such as the February 2010 earthquake and tsunami and changes in our collective bargaining agreements; these negative impacts did not materialize to the extent initially estimated.  However, this gain was offset in part by higher provisions of Ch$5,952 million recognized for non-specific contingencies in other operating expenses.

The Bank also recognized Ch$3,611 million from insurance claims from earthquake damage to branches and other installations, which in turn partially offset the impairment recognized in operating expenses as a result of the loss in value of some fixed assets attributable to this same event.

Provision for loan losses

The following table sets forth, for the periods indicated, certain information relating to our provision expenses.

(in millions of Ch$, except percentages)	Nine-Month Period ended September 30,		% Change
	2010	2009	2010/2009
Gross provision expenses(1)	(81,149)	(50,877)	59.5%
Charge-offs	(151,232)	(246,739)	(38.7%)
Recoveries of loans previously charged-off	23,555	31,523	(25.3%)
Provision expenses, net	(208,826)	(266,093)	(21.5%)
Period-end loans(2)	15,304,251	13,640,338	12.2%
Non-performing loans(3)	407,831	383,172	6.4%
Impaired loans(4)	1,488,116	1,084,785	37.2%
Loan loss allowance(5)	428,881	338,056	26.9%
Non-performing loans / period-end loans(6)	2.66%	2.81%
Risk Index(7)	2.80%	2.48%
Coverage ratio non-performing loans(8)	105.16%	88.23%
_____________
(1)	Net of the reversal of allowances on loans charged off during the period.

(2)	Includes Ch$72,232 million as of September 30, 2010 and Ch$56,711 million as of September 30, 2009 in interbank loans.

(3)	Non-performing loans include the principal and interest of any loan with one installment that is 90 days overdue, and do not accrue interest

(4)
Impaired loans prior to December 2009 include: (i) all non-performing loans, (ii) all renegotiated consumer loans, (iii) all commercial loans that are at risk of default. As of December 31, 2009, impaired loans include: (A) for loans whose allowance is determined on an individual basis, impaired loans include: (1) all loans to a debtor that are rated C1 through D2 and (2) total loans to single debtors with a loan that is non-performing, excluding residential mortgage loans if the non-performance of the mortgage loans is less than 90 days. (B) for loans whose loan loss allowance is determined on a group basis, impaired loans include: (1) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (2) if the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that debtor are considered impaired. See Note 10(a) of the Consolidated Financial Statements included in our Annual Report on Form 20-F. As a result of this change in definition impaired loans as of September 30, 2009 are not comparable to September 30, 2010 figures.

(5)	Includes Ch$48 million as of September 30, 2010 and Ch$37 million as of September 30, 2009 in loan loss allowances for interbank loans.

(6)	Non-performing loans divided by total loans.

(7)	Loan loss allowance divided by total loans.

(8)	Loan loss allowance divided by non-performing loans.

Net provision expense decreased by 21.5% to Ch$208,826 million in the nine-month period ended September 30, 2010 compared to the nine-month period ended September 30, 2009.

Gross provision expense increased 59.5% to Ch$81,149 million. This increase was mainly due to higher gross provisions in consumer lending. The Bank recognized Ch$30,466 million in provisions mainly for consumer loans as a result of improvements made to our credit scoring models. The minimum provision required for clients in most risk profiles was increased for performing consumer loans (See Item 3: D-Selected Statistical Information-Classification of Loan Portfolio-Allowance for Consumer Loans) and this effect was recognized as a larger Provision Expenses and greater Loan Loss Allowances. Additionally, as part of the SBIF guidelines, banks must apply a minimum provision of 0.5% for Normal Loans as of July 2010 (See Item 3: D-Selected Statistical Information-Classification of Loan Portfolio-Allowance for large commercial loans). This modification had an impact of Ch$7,500 million in the nine-month period ended September 30, 2010 and will have an impact of Ch$14,000 million for all of 2010. The rise in gross provision expense was also due, in part, to the negative impacts of the earthquake on asset quality. This was offset by an improvement in asset quality in the commercial loan portfolio, especially in zones unaffected by the earthquake. These factors explain the increase in the Bank’s risk index from 2.48% as of September 30, 2009 to 2.80% as of September 30, 2010. The risk index is defined as loan loss allowances over total loans and measures how much we expect to lose on our loan book, according to our internal models and the guidelines of the SBIF. The following table shows gross provision expense by type of loan:

Gross provision expense by loan product	Nine-Month Period ended September 30,		% Change
(in millions of Ch$, except percentages)	2010	2009	2010
Consumer loans	(49,760)	(5,735)	767.7%
Residential mortgage loans	(1,098)	(3,666)	(70.0%)
Commercial loans	(29,455)	(40,707)	(27.6%)
Contingent loans (off-balance sheet)	(830)	(767)	8.2%
Interbank loans	(6)	(2)	200.0%
Total gross provisions	(81,149)	(50,877)	59.5%

Charge-offs decreased 38.7% in the periods being analyzed, totaling Ch$151,232 million. This was mainly due to an improvement in the asset quality of our consumer loans. Consumer loan charge-offs decreased 55.8% in the nine-month period ended September 30, 2010 compared to the corresponding period in 2009. The ratio of non-performing consumer loans to total consumer loans improved from 3.06% as of September 30, 2009 to 2.87% as of September 30, 2010. Coverage of consumer non-performing loans has also increased from 252.6% as of September 30, 2009 to 294.9% as of September 30, 2010. The rise in charge-offs in residential mortgage and commercial loans was mainly due to impacts of the earthquake. The following table shows charge-offs by type of loan:

Charge-offs by loan product	Nine-Month Period ended September 30,		% Change
(in millions of Ch$, except percentages)	2010	2009	2010
Consumer loans	(91,219)	(206,489)	(55.8%)
Residential mortgage loans	(10,589)	(5,733)	84.7%
Commercial loans	(49,424)	(34,517)	43.2%
Contingent loans (off-balance sheet)	–	–	– –%
Interbank loans	–	–	– –%
Total gross provisions	(151,232)	(246,739)	(38.7%)

Recoveries on loans previously charged-off decreased by 25.3% in the nine-month period ended September 30, 2010 compared to the corresponding period in 2009. In previous periods, the Bank has sold charged-off loans to third parties, recognizing a gain in financial transactions, net. The Bank views this as a more efficient manner to recover value from its older stock of charged-off loans; however, this leads to a decrease in recoveries recognized in this line item.  The following table shows recoveries by type of loan:

Recoveries	Nine-Month Period ended September 30,		% Change
(in millions of Ch$, except percentages)	2010	2009	2010
Consumer loans	17,067	21,936	(22.2%)
Residential mortgage loans	1,229	2,305	(46.7%)
Commercial loans	5,259	7,282	(27.8%)
Contingent loans (off-balance sheet)	–	–	– –%
Interbank loans	–	–	– –%
Total gross provisions	23,555	31,523	(25.3%)

We only recognize recoveries on loans previously charged off when interest and/or principal is paid in cash in connection with a loan that has already been charged-off in its entirety. Such recoveries do not have an impact on our allowance for loan losses because these recoveries are for loans that have been already charged-off and recognized as a loss in our income statement and are no longer on our balance sheet.

In some instances, the Bank will sell a portfolio of charged-off loans to a third party. The income received from the sale of these charged-off loans is recognized as net income from financial transactions as disclosed in Note 24 of our Condensed Consolidated Interim Financial Statements.

	Nine-Month Period ended September 30,		% Change
	2010	2009	2010/2009
	(in millions of Ch$, except percentages)
Sale of charged-off loans	3,926	43	9,030.2%

The following table shows provision expense by business segment type of loan:

Net provision expense by loan product	Nine-Month Period ended September 30,		% Change
(in millions of Ch$, except percentages)	2010	2009	2010/2009
Consumer loans	(123,912)	(190,288)	(34.9%)
Residential mortgage loans	(10,458)	(7,094)	47.4%
Commercial loans	(73,620)	(67,942)	8.4%
Contingent loans (off-balance sheet)	(830)	(767)	8.2%
Interbank loans	(6)	(2)	200.0%
Total gross provisions	(208,826)	(266,093)	(21.5%)

We believe that our loan loss allowances are currently adequate for all known and expected losses.

(i) New Guidelines for Provision Levels for Commercial Loans in 2011

On August 12, 2010, the SBIF published new guidelines for classifying and provisioning of the loan portfolio that will be mandatory as of January 1, 2011. Please see Item 3: D-Selected Statistical Information-Classification of Loan Portfolio-Allowance for large commercial loans for a detailed explanation of these new guidelines. These regulations will have an estimated initial cost of implementation of Ch$39,800 million in additional loan loss allowances recognized in local GAAP and thereafter will require a higher ongoing level of loan loss allowances under local GAAP than had previously been required. In local GAAP, these will be recognized in 2010 earnings as additional provisions. Such provisions are not expected to be reflected in the Bank's financial statements prepared in accordance with IFRS and filed with the U.S. Securities and Exchange Commission because such provisions are not expected to relate to incurred losses.

Operating expenses

The following table sets forth information regarding our operating expenses in the nine-month period year ended September 30, 2010 and 2009.

	Nine-Month Period ended September 30,		% Change
(in millions of Ch$, except percentages)	2010	2009	2010/2009
Personnel salaries and expenses	(184,921)	(167,846)	10.2%
Administrative expenses	(109,743)	(102,661)	6.9%
Depreciation and amortization	(36,227)	(34,655)	4.5%
Impairment	(4,665)	–	– –%
Other operating expenses	(36,822)	(24,670)	49.3%
Total operating expenses	(372,378)	(329,832)	12.9%
Efficiency ratio (1)	37.1%	34.5%
_____________
(1)	The efficiency ratio is the ratio of total operating expenses to total operating income. Total operating income consists of net interest income, fee income, and other operating income.

Operating expenses in the nine-month period ended September 30, 2010 increased 12.9% compared to the corresponding period in 2009. The efficiency ratio was 37.1% in the nine-month period ended September 30, 2010 compared to 34.5% in the same period in 2009, as the increase in operating income was offset by earthquake-related expenses and greater expenses incurred as a result of stronger business activity.

The 10.2% increase in personnel salaries and expenses was mainly due to higher salaries and higher variable incentives as a result of greater commercial activity and productivity, as well as higher severance payments. Average headcount in the periods being analyzed decreased 2.9%

Administrative expenses increased 6.9%. This was mainly due to higher rent and maintenance expenses of branches, ATM locations and other equipment as a result of higher expenses incurred due to the February 2010 earthquake and tsunami. The rise in administrative expenses was also due to an increase in IT and communication services and higher marketing expenses.

Depreciation and amortization expense increased 4.5%, mainly due to higher amortization expenses of intangible assets such as software and other computer systems.

Operating expenses were also negatively affected by the Ch$4,665 million impairment charged recognized in the nine-month period ended September 30, 2010. This was mainly due to impairment charges directly related to earthquake related effects on the Bank’s installations. This was partially offset by insurance claim revenue recognized in other operating income.

The following table sets forth information regarding other operating expenses in the nine-month periods ended September 30, 2010 and 2009.

Other operating expenses	Nine-Month Period ended September 30,		% Change
(in millions of Ch$, except percentages)	2010	2009	2010/2009
Repossessed asset expenses	5,792	5,087	13.9%
Credit card expenses	5,175	4,358	18.7%
Customer service expenses	6,528	6,138	6.4%
Earthquake related expenses	2,544	—	—%
Provision for contingencies	5,952	234	2,443.6%
Other expenses	10,831	8,853	22.3%
Total	36,822	24,670	49.3%

Other operating expenses were Ch$36,822 million in the nine-month period ended September 30, 2010, a 49.3% increase compared to the same period in 2009. Other operating expenses include provisions and expenses related to repossessed assets, expenses related to our credit card business, customer service expenses mainly related to our call-center and other expenses such as non-credit charge-offs, the cost of insurance policies (mainly life insurance) over products and taxes paid on debt issued by us abroad. The increase in other expenses was due in part to higher credit card and other customer expenses in line with greater commercial activity. Other operating expenses also include provisions for contingencies that may be related to non-specific credits or other impairments such as tax, legal and labor contingencies. These expenses totaled Ch$5,952 million in the nine-month period ended September 30, 2010 compared to Ch$234 million in the corresponding period in 2009. This increase was due to provisions for contingencies related to the earthquake and the collective bargaining agreement. This increase was offset by the Ch$7,029 million reversal of provisions for contingencies recognized in other operating income. The net effect on income for provisions for other contingencies totaled Ch$1,077 million in the nine-month period ended September 30, 2010, as set forth in the following chart.

	Nine-Month Period ended September 30,		% Change
Provisions for contingencies, net	2010	2009	2010/2009
Gross provision for contingencies (other operating expenses)	(5,952)	(234)	2,443.6%
Reversal of provisions for contingencies (other operating income)	7,029	782	798.8%
Total	1,077	548	96.5%

Income tax

	Nine-Month Period ended September 30,		% Change
	2010	2009	2010
Income before tax	423,923	360,211	17.7%
Income tax	(56,752)	(60,673)	(6.5%)
Effective tax rate(1)	13.4%	16.8%
_____________
(1)	The effective tax is the income tax divided by net income before tax.

Our income tax expense decreased by 6.5% in the nine-month period ended September 30, 2010 compared to the same period in 2009. The effective tax rate paid was 13.4% in the nine-month period ended September 30, 2010 compared to 16.8% in the corresponding period in 2009. The statutory tax rate in Chile has not changed in 2010 and is 17% on income before taxes.  The lower effective tax rate is mainly due to the fact that Chilean tax regulations still require corporations to recognize the effects of price level restatement on equity even though inflation accounting is no longer required by Chilean GAAP. In 2009, as inflation was negative, stated net income and taxable net income were similar. In 2010, the higher inflation rate has resulted in a tax deductible loss from price level restatement and thus a lower effective tax rate.

The Chilean government and Congress has approved a temporary increase in the corporate tax rate to 20% in 2011, 18.5% in 2012 and back to 17% in 2013, as part of the plan to finance the reconstruction of public works in the zones most affected by the February 2010 earthquake and tsunami.  As a result of these changes, the Bank had to apply these rates over deferred taxes. The application of the new corporate tax rates over deferred taxes, resulted in a higher net asset position in differed taxes and therefore a lower effective tax rate in 2010.

C. Liquidity and Capital Resources

Sources of Liquidity

Santander Chile’s liquidity depends upon its (i) capital, (ii) reserves and (iii) financial investments, including investments in government securities. To cover any liquidity shortfalls and to augment its liquidity position, Santander-Chile has established lines of credit with foreign and domestic banks and also has access to Central Bank borrowings.

Risk-Weighted Assets and Regulatory Capital

We currently have regulatory capital in excess of the minimum requirement under the current Chilean regulations. According to the General Banking Law, a bank is required to have regulatory capital of at least 8% of its risk weighted assets, net of required loan loss allowances, and paid-in capital and reserves (i.e., the basic capital, as defined above) of at least 3% of its total assets, net of required loan loss allowances. For these purposes, the regulatory capital of a bank is the sum of (1) the bank’s basic capital, (2) subordinated bonds issued by the bank valued at their placement price for an amount up to 50% of its basic capital; provided that the value of the bonds is required to be decreased by 20% for each year that elapses during the period commencing six years prior to their maturity, and (3) its voluntary allowances for loan losses, for an amount of up to 1.25% of its risk weighted assets. Santander Chile does not have goodwill, but if it did, this value would be required to be deducted from regulatory capital. When calculating risk weighted assets, the Bank also includes off-balance sheet contingent loans. The merger of Old Santander-Chile and Santiago required a special regulatory pre-approval of the Superintendency of Banks, which was granted on May 16, 2002. The resolution granting this pre-approval imposed a regulatory capital to risk weighted assets ratio of 12% for the merged bank. This requirement was reduced to 11% by the Superintendency of Banks effective January 1, 2005. For purposes of weighing the risk of a bank’s assets, the General Banking Law considers five different categories of assets, based on the nature of the issuer, the availability of funds, and the nature of the assets and the existence of collateral securing such assets.

The following table sets forth our consolidated and risk-weighted assets and regulatory capital as of September 30, 2010 and December 31, 2009 under local GAAP.

	Consolidated assets as of		Risk-weighted assets
	September 30, 2010	December 31, 2009	September 30, 2010		December 31, 2009
	(Ch$ million)
Asset Balance (Net of allowances)(3)
Cash and deposits in bank	1,522,587	2,043,458	–		–
Unsettled transactions	485,262	468,134	178,641		191,287
Trading investments	397,342	798,539	65,643		41,918
Investments under resale agreements	64,995	14,020	64,995		14,020
Financial derivative contracts	1,431,288	1,391,886	884,102		837,692
Interbank loans	72,184	23,370	14,437		4,674
Loans and accounts receivables from customers	14,803,186	13,378,379	12,998,935		11,717,337
Available for sale investments	1,601,025	1,830,090	75,762		154,089
Investments in other companies	7,301	7,417	7,287		7,417
Intangibles assets	69,975	77,260	69,975		77,260
Property, plant and equipment	160,435	184,122	160,435		184,122
Current taxes	5,948	4,541	595		454
Deferred taxes	137,958	95,229	13,796		9,523
Other assets	653,285	452,559	406,034		269,313
Off-balance sheet assets
Contingent loans	2,999,843	1,160,118	1,799,071		693,009
Total	24,412,614	21,929,122	16,739,708		14,202,115

			Ratio
	September 30, 2010	December 31, 2009	September 30, 2010		December 31, 2009
	(Ch$ million)%				%
Basic capital	1,757,340	1,658,316	7.20	(1)	7.56	(1)
Regulatory capital	2,430,080	2,214,092	14.52	(2)	15.59	(2)
_____________
(1)	As a percentage of total assets.

(2)	As a percentage of risk weighted assets (BIS ratio).

(3)	As required by local regulations.

Financial Investments

The following table sets forth our investment in Chilean government and corporate securities and certain other financial investments at the dates indicated. Financial investments that have a secondary market are carried at market value. All other financial investments are carried at acquisition cost, plus accrued interest and indexation readjustments, as applicable. Interest income from the trading portfolio is no longer included as interest income, but as income from trading and mark-to-market of securities.

a) Trading

	As of
	September 30, 2010	December 31, 2009
	(in millions of Ch$)
Chilean Central Bank and Government Securities
Chilean Central Bank bonds	235,204	667,703
Chilean Central Bank notes	5,852	63,868
Other Chilean Central Bank and government securities	100,992	29,806
Subtotal	342,048	761,377
Other Chilean Securities
Time deposits in Chilean financial institutions	–	–
Mortgage bonds of Chilean financial institutions	–	11
Chilean financial institutions bonds	31,687	–
Chilean corporate bonds	23,218	–
Other Chilean securities	–	–
Subtotal	54,905	11
Foreign Financial Securities
Other foreign financial instruments	–	–
Subtotal	–	–
Investments in mutual funds
Funds managed by related entities	389	37,151
Subtotal	389	37,151

Total	397,342	798,539

b) Available for sale

	As of
	September 30, 2010	December 31, 2009
	(in millions of Ch$)
Chilean Central Bank and Government Securities
Chilean Central Bank bonds	667,650	1,063,879
Chilean Central Bank notes	519,873	264,011
Other Chilean Central Bank and government securities	174,491	212,362
Subtotal	1,362,014	1,540,252
Other Chilean Securities
Time deposits in Chilean financial institutions	–	41,407
Mortgage bonds of Chilean financial institutions	227,593	236,847
Chilean corporate bonds	–	11,584
Chilean corporate bonds	287	–
Subtotal	227,880	289,838
Others Financial Securities
Central Bank and Government Foreign Securities		–
Other Foreign financial securities(1)	11,131	–
Subtotal	11,131	–

Total	1,601,025	1,830,090
_____________
(1)	Corresponds to overnight dollar deposits in the U.S.

c) Held-to-maturity

No financial investments were classified as held-to-maturity as of September 30, 2010 and December 31, 2009.

Working Capital

As a bank, we satisfy our working capital needs through general funding, the majority of which derives from deposits and other borrowings from the public. (See “Item 3: D. Liquidity and Capital Resources–Deposits and Other Borrowings”). In our opinion, our working capital is sufficient for our present needs.

Liquidity Management

Liquidity management seeks to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs, maturing liabilities and capital requirements. Liquidity risk arises in the general funding for our financing, trading and investment activities. It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we will be required to repay liabilities earlier than anticipated.

Our general policy is to maintain liquidity adequate to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our own working capital needs. Our minimum amount of liquidity is determined by the statutory reserve requirements of the Central Bank. Deposits are subject to a statutory reserve requirement of 9% for demand deposits and 3.6% for Chilean peso, UF-denominated and foreign currency denominated time deposits with a term of less than a year. (See “Item 2: C Business Overview–Regulation and Supervision”). The Central Bank has statutory authority to increase these percentages to up to 40% for demand deposits and up to 20% for time deposits. In addition, a 100% special reserve (reserva técnica) applies to demand deposits, deposits in checking accounts, other demand deposits received or obligations payable on sight and incurred in the ordinary course of business, other than deposits unconditionally payable immediately. This special reserve requirement applies to the amount by which the total of such deposits exceeds 2.5 times the amount of a bank’s regulatory capital. Interbank loans are deemed to have a maturity of more than 30 days, even if payable within the following 10 days.

The Central Bank also requires us to comply with the following liquidity limits:

•
Our total liabilities with maturities of less than 30 days cannot exceed our total assets with maturities of less than 30 days by an amount greater than our capital. This limit must be calculated in local currency and foreign currencies together as one gap.

•
Our total liabilities with maturities of less than 90 days cannot exceed our total assets with maturities of less than 90 days by more than twice of our capital. This limit must be calculated in local currency and foreign currencies together as one gap.

We have set other liquidity limits and ratios that minimize liquidity risk. See “Item 9: Quantitative and Qualitative Disclosure About Market Risk.”

Cash Flow

The tables below set forth our main sources of cash. The subsidiaries are not an important source of cash flow for us and therefore have no impact on our ability to meet our cash obligations. No legal or economic restrictions exist on the ability of subsidiaries to transfer funds to us in the form of loans or cash dividends as long as these subsidiaries abide by the regulations of the Ley de Sociedad Anónimas regarding loans to related parties and minimum dividend payments. Please see our Consolidated Statements of Cash Flows in our Interim Consolidated Financial Statements for a detailed breakdown of the Bank’s cash flow.

Millions of Ch$	Nine-Month Period ended September 30,
	2010	2009
Net cash provided by operating activities	(330,911)	174,048

Operating activities consumed cash of Ch$330,911 million in the nine-month period ended September 30, 2010 mainly as a result of an increase in loan growth and a decrease in investments sold under agreements to repurchase which was partially offset by a decrease in financial investments and bond issuances. The Ch$174,048 million in cash provided by operating activities in the nine-month period ended September 30, 2009 was mainly due to a decrease in the Bank’s loan book and financial investments.

Millions of Ch$	Nine-Month Period ended September 30,
	2010	2009
Net cash provided by investment activities	(5,214)	11,943

Net cash used in investing activities in the nine-month period ended September 30, 2010 totaled Ch$5,214 million. The largest consumption of cash involved the purchase of fixed and intangible assets offset in part by the sale of fixed assets. In the nine-month period ended September 30, 2009, the consumption of cash for investing totaled Ch$11,943 million due to the sale of  fixed and intangible assets.

Millions of Ch$	Nine-Month Period ended September 30,
	2010	2009
Net cash provided by financing activities	(258,752)	(212,869)

In the nine-month period ended September 30, 2010, the net cash used by financing activities totaled Ch$258,752 million and the main consumption being dividends paid. In the nine-month period ended September 30, 2009, the consumption of cash by financing activities was due to similar reasons.

Deposits and Other Borrowings

The following table sets forth our average daily balance of liabilities for the nine-month periods ended September 30, 2010 and 2009, in each case together with the related average nominal interest rates paid thereon.

(millions of Ch$, except percentages)	September 30, 2010			September 30, 2009
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
Savings accounts	102,260	0.50%	0.71%	100,353	0.50%	(1.11%)
Time deposits	7,373,763	35.86%	2.08%	8,675,013	43.21%	2.04%
Central Bank borrowings	406,396	1.98%	0.40%	159,180	0.79%	1.02%
Repurchase agreements	199,077	0.97%	0.73%	686,864	3.42%	2.15%
Mortgage finance bonds	232,638	1.13%	5.84%	311,178	1.55%	1.05%
Other interest bearing liabilities	4,964,893	24.15%	3.36%	3,704,472	18.45%	1.04%
Subtotal interest bearing liabilities	13,279,027	64.59%	2.54%	13,637,060	67.92%	1.72%
Non-interest bearing liabilities
Non-interest bearing deposits	3,112,688	15.14%		2,437,072	12.14%
Derivatives	1,279,839	6.22%		1,396,134	6.95%
Other non-interest bearing liabilities	1,160,985	5.65%		1,029,391	5.13%
Shareholders’ equity	1,727,841	8.40%		1,578,954	7.86%
Subtotal non-interest bearing liabilities	7,281,353	35.41%		6,441,551	32.08%
Total liabilities	20,560,380	100.00%		20,078,611	100.00%

Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. Our most important source of funding is our time deposits. Average time deposits represented 35.9% of our average total liabilities and shareholders’ equity in the nine-month period ended September 30, 2010. Average time deposits as a share of total funding has decreased from 43.2% as of September 30, 2009 to 35.9% as of September 30, 2010. This in response to our funding strategy of lengthening the maturities of liabilities with institutional clients in light of the rising interest rate environment as the majority of time deposits with institutional investors have a maturity of less than 1 year.  In 2010, the Bank has shifted short-term time deposits with institutional investors to longer-term bonds. We have also focused on increasing and broadening our non-interest bearing and time deposits from retail customers. The ratio of non-interest bearing deposits to average liabilities increased form 12.1% as of September 30, 2009 to 15.1% as of September 30, 2010. We have also followed the strategy of increasing senior and subordinated bonds to increase the duration of liabilities and fund the growth of the mortgage portfolio. We believe that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

Composition of Deposits

The following table sets forth the composition of our deposits and similar commitments at September 30, 2010 and December 31, 2009.

	As of September 30, 2010	As of December 31, 2009
	(in millions of Ch$)
Demand deposits and other demand obligations
Current accounts	3,005,768	2,776,607
Other deposits and demand accounts	353,956	303,495
Other demand obligations	632,008	453,432
Subtotals	3,991,732	3,533,534
Time deposits and other time deposits
Time deposits	7,049,013	4,219,392
Time saving accounts	105,205	98,985
Other time deposits	995	2,856,880
Subtotals	7,155,213	7,175,257
Total deposits and other commitments	11,146,945	10,708,791

Bonds

	As of September 30, 2010
	Long-term	Short-term	Total
	(in millions of Ch$)
Mortgage finance bonds (a)	174,410	34,940	209,350
Senior bonds (b)	2,748,752	311,374	3,060,126
Subordinated bonds (c)	704,981	4,991	709,972
Total bonds	3,628,143	351,305	3,979,448

(a)      Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and bear a real weighted-average annual interest rate of 5.34% as of September 30, 2010. The following table sets forth the remaining maturities of our mortgage finance bonds at the same date.

As of September 30, 2010
(in millions of Ch$)
Due within 1 year	34,940
Due after 1 year but within 2 years	27,064
Due after 2 years but within 3 years	26,030
Due after 3 years but within 4 years	24,406
Due after 4 years but within 5 years	21,202
Due after 5 years	75,708
Total mortgage finance bonds	209,350

(b)      Senior bonds

The following table sets forth, at the dates indicated, our issued bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund the Bank’s mortgage portfolio.

	As of
	September 2010	December 2009
	(in millions of Ch$)
Santander bonds denominated in UF	2,087,776	1,660,877
Santander bonds denominated in US$	972,350	407,909
Total bonds	3,060,126	2,068,786

The maturities of these bonds are as follows:

As of Sept. 30, 2010 (in millions of Ch$)
Due within 1 year	311,374
Due after 1 year but within 2 years	246,951
Due after 2 years but within 3 years	628,710
Due after 3 years but within 4 years	475,979
Due after 4 years but within 5 years	255,252
Due after 5 years	1,141,860
Total bonds	3,060,126

During the nine-month period ended September 30, 2010, the Bank also issued senior bonds for UF 18,000,000 in local markets and US$1.7 billion in international markets.

Bonds Series	Amount	Term	Issue Rate	Issue Date	Maturity Date
F7	UF 3,000,000	4.5 years	3.30% per annum simple	11/1/2009	5/1/2014
F8	UF 3,000,000	4.5 years	3.60% per annum simple	1/1/2010	7/1/2014
F9	UF 3,000,000	5 years	3.70% per annum simple	1/1/2010	1/1/2015
FB	UF 3,000,000	5 years	3.70% per annum simple	4/1/2010	4/1/2015
FC	UF 4,000,000	5 years	3.70% per annum simple	8/1/2010	8/1/2015
Total	UF 16,000,000
144 A	USD 500,000,000	2 years	Libor (3 months) + 125 bp	4/15/2010	4/12/2012
144 A	USD 500,000,000	5 years	3.75% per annum simple	9/15/2010	9/15/2015
144 A	USD 200,000,000	1 year	Libor (3 months) + 100 bp	9/15/2010	9/15/2015
144 A	USD 500,000,000	10 years	CLP 6.5%	9/15/2010	9/15/2015
Total	USD 1,700,000,000

 (c)                 Subordinated bonds

The following table sets forth, at the dates indicated, the balances of our subordinated bonds. The following table sets forth, at the dates indicated, our issued subordinated bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund the Bank’s mortgage portfolio and are considered to be a part of the Bank’s regulatory capital.

	As of
	September 2010	December 2009
	(in millions of Ch$)
Subordinated bonds denominated in US$	287,337	278,087
Subordinated bonds linked to the UF	422,635	313,939
Total subordinated bonds	709,972	592,026

The maturities of these bonds, which are considered long-term, are as follows.

As of Sept. 30, 2010
(in millions of Ch$)
Due within 1 year	4,991
Due after 1 year but within 2 years	121,358
Due after 2 years but within 3 years	–
Due after 3 years but within 4 years	–
Due after 4 years but within 5 years	165,980
Due after 5 years	417,643
Total subordinated bonds	709,972

In the nine-month period ended September 30, 2010, the Bank issued subordinated bonds in the local market worth UF6,000,000.
Bonds Series	Amount	Term	Issue Rate	Issue Date	Maturity Date
G2	UF 3,000,000	30 years	4.80% per annum simple	09/01/2008	03/01/2038
G4	UF 3,000,000	30 years	3.90% per annum simple	07/01/2010	07/01/2040
Total	UF 6,000,000

Other Off-Balance Sheet Arrangements and Commitments

In the ordinary course of our business, we are party to transactions with off balance sheet risk in the normal course of our business. These transactions expose us to credit risk in addition to amounts recognized in the consolidated financial statements. The most important off-balance sheet item is contingent loans. Contingent loans consist of guarantees granted by us in Ch$, UF and foreign currencies (principally US$), unused letters of credit and commitments to extend credit such as overdraft protection and credit card lines of credit. Such commitments are agreements to lend to a customer at a future date, subject to the customer compliance with the contractual terms. Since a substantial portion of these commitments is expected to expire without being drawn upon, the total amount of commitments does not necessarily represent our actual future cash requirements. We use the same credit policies in making commitments to extend credit as we do for granting loans. In the opinion of our management, our outstanding commitments do not represent an unusual credit risk.

The following table presents the Bank’s outstanding contingent loans as of September 30, 2010 and December 31, 2009:

	As of
	September 30, 2010	December 31, 2009
	(in millions of Ch$)
Issued and documented letters of credit	194,454	155,956
Confirmed foreign letters of credit	15,309	35,818
Documented guarantees	824,942	655,780
Other guarantees	139,533	169,931
Other irrevocable obligation	91,343	–
Subtotals	1,265,581	1,017,485
Lines of credit with immediate availability	4,711,798	4,615,787
Totals	5,977,379	5,633,272

Asset and Liability Management

Please refer to “Item 9: Quantitative and Qualitative Disclosure about Market Risk–Market Risk Exposure Categories” regarding our policies with respect to asset and liability management.

D. Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with our Interim Consolidated Financial Statements as well as the discussion in the section entitled “Operating and Financial Review and Prospects.”  The UF is linked to, and is adjusted daily to, reflect changes in the previous month’s Chilean consumer price index.  See “Operating and Financial Review and Prospects –Operating Results–Impact of Inflation. The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the nine-month periods ended September 30, 2010 and 2009.

Average Balance Sheets, Income Earned from Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

The average balances for interest-earning assets and interest-bearing liabilities, including interest and readjustments received and paid, have been calculated on the basis of daily balances for us on an unconsolidated basis. Such average balances are presented in Chilean pesos, UFs and in foreign currencies (principally U.S. dollars). Figures from our subsidiaries have been calculated on the basis of monthly balances. The average balances of our subsidiaries, except Santander Agente de Valores Ltda, have not been categorized by currency. As such it is not possible to calculate average balances by currency for such subsidiaries on the basis of daily, weekly or monthly balances.

The nominal interest rate has been calculated by dividing the amount of interest and principal readjustment due to changes in the UF index (gain or loss) during the period by the related average balance, both amounts expressed in constant pesos. The nominal rates calculated for each period have been converted into real rates using the following formulas:

Where:

Rp      =           real average rate for peso-denominated assets and liabilities (in Ch$ and UF) for the period;

Rd      =           real average rate for foreign currency-denominated assets and liabilities for the period;

Np      =           nominal average rate for peso-denominated assets and liabilities for the period;

Nd      =           nominal average rate for foreign currency-denominated assets and liabilities for the period;

D         =          devaluation rate of the Chilean peso to the U.S. dollar for the period; and

I           =          inflation rate in Chile for the period (based on the variation of the Chilean Consumer Price Index).

The real interest rate can be negative for a portfolio of peso-denominated loans when the inflation rate for the period is higher than the average nominal rate of the loan portfolio for the same period. A similar effect could occur for a portfolio of foreign currency denominated loans when the inflation rate for the period is higher than the sum of the devaluation rate for the period and the corresponding average nominal rate of the portfolio.

The formula for the average real rate for foreign currency denominated assets and liabilities (Rd) reflects a gain or loss in purchasing power caused by the difference between the devaluation rate of the Chilean peso and the inflation rate in Chile during the period. The following example illustrates the calculation of the real interest rate for a dollar-denominated asset bearing a nominal annual interest rate of 10.0% (Nd = 0.10), assuming a 5.0% annual devaluation rate (D = 0.05) and a 12.0% annual inflation rate (I = 0.12):

In the example, since the inflation rate was higher than the devaluation rate, the real rate is lower than the nominal rate in dollars. If, for example, the annual devaluation rate were 15.0%, using the same numbers, the real rate in Chilean pesos would be 12.9%, which is higher than the nominal rate in U.S. dollars. Using the same numbers, if the annual inflation rate were greater than 15.5%, the real rate would be negative.

Foreign exchange gains or losses on foreign currency-denominated assets and liabilities are not included in interest income or expense. Similarly, interest on the available for sale investment portfolio does not include trading or mark-to-market gains or losses on these investments. Interest is not recognized on non-performing loans.   Non-performing loans that are overdue for 90 days or less have been included in each of the various categories of loans, and therefore affect the various averages. Non-performing loans consist of loans as to which either principal or interest is overdue (i.e., non-accrual loans) and restructured loans earning no interest.

Included in interbank deposits are checking accounts maintained in the Central Bank and foreign banks. Such assets have a distorting effect on the average interest rate earned on total interest-earning assets because currently balances maintained in Chilean peso amounts do not earn interest, and the only balances held in a foreign currency that earn interest are those maintained in U.S. dollars, but those only earn interest on the amounts that are legally required to be held for liquidity purposes. Additionally, this account includes interest earned by overnight investments. Consequently, the average interest earned on such assets is comparatively low. We maintain these deposits in these accounts to comply with statutory requirements and to facilitate international business, rather than to earn income.

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the nine-month periods ended September 30, 2010 and 2009.

	Nine-Month Period ended September 30,
	2010				2009
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
	(in millions of Ch$, except for rate data)
ASSETS
INTEREST-EARNING ASSETS
Deposits in Central Bank
Ch$	399,950	3,186	(1.8%)	0.8%	126,041	1,681	1.0%	1.3%
UF	–	–	–%	–%	–	–	–%	–%
Foreign currency	–	–	–%	–%	–	–	–%	–%
Subtotal	399,950	3,186	(1.8%)	0.8%	126,041	1,681	1.0%	1.3%
Financial investments
Ch$	1,037,887	16,676	(1.0%)	1.6%	895,238	29,308	3.0%	3.3%
UF	580,310	27,226	2.0%	4.7%	458,611	(9,077)	(2.3%)	(2.0%)
Foreign currency	635,114	14,421	(4.7%)	2.3%	492,087	2,619	(14.0%)	0.5%
Subtotal	2,253,311	58,323	(1.3%)	2.6%	1,845,936	22,850	(2.8%)	1.2%
Commercial loans
Ch$	4,106,786	276,186	3.9%	6.7%	3,803,835	361,640	9.2%	9.5%
UF	2,757,147	143,823	2.5%	5.2%	2,806,916	29,766	0.8%	1.1%
Foreign currency	895,681	22,825	(4.4%)	2.5%	1,140,858	44,931	(11.1%)	3.9%
Subtotal	7,759,614	442,834	(2.4%)	5.7%	7,751,609	436,337	3.2%	5.6%
Consumer loans
Ch$	2,048,698	299,408	11.6%	14.6%	1,807,960	323,993	17.6%	17.9%
UF	99,444	6,298	3.6%	6.3%	116,027	3,953	3.1%	3.4%
Foreign currency	11,212	–	(6.8%)	–%	8,927	–	(14.5%)	–%
Subtotal	2,159,354	305,706	11.1%	14.2%	1,932,914	327,946	16.6%	17.0%
Mortgage loans
Ch$	28,605	1,704	3.2%	6.0%	21,741	1,473	6.5%	6.8%
UF	4,212,954	227,838	2.7%	5.4%	3,943,673	33,697	0.6%	0.9%
Foreign currency	–	–	–%	–%	–	–	–%	–%
Subtotal	4,241,559	229,542	2.7%	5.4%	3,965,414	35,170	0.6%	0.9%
Interbank loans
Ch$	37,906	340	(1.7%)	0.9%	5,097	171	3.0%	3.4%
UF	–	–	–%	–%	–	–	0.0%	–%
Foreign currency	1,643	–	(6.8%)	–%	1,359	–	(14.5%)	–%
Subtotal	39,549	340	(1.9%)	0.9%	6,456	171	(0.7%)	2.6%
Investments under agreements to resell
Ch$	33,795	5,117	12.1%	15.1%	237,845	32,326	13.3%	13.6%
UF	14,759	234	(1.1%)	1.6%	186,510	8,675	4.3%	4.7%
Foreign currency	1,877	22	(5.7%)	1.2%	139	–	(14.5%)	–%
Subtotal	50,431	5,373	7.6%	10.7%	424,494	41,001	9.3%	9.7%
Threshold
Ch$	–	–	–%	–%	–	–	–%	–%
UF	–	–	–%	–%	–	–	–%	–%
Foreign currency	231,284	298	(6.7%)	0.1%	197,929	259	(14.3%)	0.1%
Subtotal	231,284	298	(6.7%)	0.1%	197,929	259	(14.3%)	0.1%
Total interest earning assets
Ch$	7,693,627	602,617	5.0%	7.8%	6,897,757	750,592	10.6%	10.9%
UF	7,664,614	405,419	2.5%	5.3%	7,511,737	67,014	0.6%	0.9%
Foreign currency	1,776,811	37,566	(4.8%)	2.1%	1,841,299	47,809	(12.2%)	2.6%
Subtotal	17,135,052	1,045,602	2.9%	6.1%	16,250,793	865,415	3.4%	5.3%

	Nine-Month Period ended September 30,
	2010				2009
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate
	(in millions of Ch$, except for rate data)
NON-INTEREST-EARNING ASSETS
Cash
Ch$	415,441	–			389,887	–
UF	–	–			–	–
Foreign currencies	13,466	–			15,539	–
Subtotal	428,907	–			405,426	–
Allowance for loan losses
Ch$	(432,827)	–			(308,158)	–
UF	–	–			–	–
Foreign currencies	–	–			–	–
Subtotal	(432,827)	–			(308,158)	–
Fixed Assets
Ch$	181,461	–			216,851	–
UF	–	–			–	–
Foreign currencies	–	–			–	–
Subtotal	181,461	–			216,851	–
Derivatives
Ch$	1,422,574	–			1,560,580	–
UF	–	–			–	–
Foreign currencies	–	–			–	–
Subtotal	1,422,574	–			1,560,580	–
Financial investments trading (1)
Ch$	110,900	–			201,412	–
UF	761,062	–			796,491	–
Foreign currencies	22,388	–			45,554	–
Subtotal	894,350	–			1,043,457	–
Other assets
Ch$	705,716	–			668,087	–
UF	65,359	–			65,645	–
Foreign currencies	159,786	–			175,930	–
Subtotal	930,861	–			909,662	–
Total non-interest earning assets
Ch$	2,403,265	–			2,728,659	–
UF	826,421	–			862,136	–
Foreign currencies	195,640	–			237,023	–
Total	3,425,326	–			3,827,818	–
TOTAL ASSETS
Ch$	10,096,892	602,617			9,626,416	750,592
UF	8,491,035	405,419			8,373,873	67,014
Foreign currencies	1,972,451	37,566			2,078,322	47,809
Total	20,560,378	1,045,602			20,078,611	865,415

	Nine-Month Period ended September 30,
	2010				2009
	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate
	(in millions of Ch$, except for rate data)
LIABILITIES AND SHAREHOLDERS’ EQUITY
INTEREST-BEARING LIABILITIES
Savings accounts
Ch$	1,067	3	(2.2%)	0.3%	745	10	2.3%	1.3%
UF	101,193	724	(1.7%)	0.7%	99,607	(1,122)	(0.1%)	(1.1%)
Foreign currencies	–	–	0.0%	0.0%	–	–	0.0%	0.0%
Subtotal	102,260	727	(1.7%)	0.7%	100,352	(1,112)	(0.1%)	(1.1%)
Time deposits
Ch$	3,833,097	51,103	(1.1%)	1.3%	4,513,517	170,859	4.8%	3.8%
UF	2,163,557	92,819	1.7%	4.3%	2,515,111	(16,975)	0.3%	(0.7%)
Foreign currencies	1,377,108	9,382	(12.7%)	0.7%	1,646,385	23,355	1.3%	1.4%
Subtotal	7,373,762	153,304	(2.5%)	2.1%	8,675,013	177,239	2.8%	2.0%
Central Bank borrowings
Ch$	404,852	1,633	(2.0%)	0.4%	157,073	1,638	2.1%	1.0%
UF	1,545	8	(1.9%)	0.5%	2,107	(14)	0.3%	(0.7%)
Foreign currencies	–	–	0.0%	0.0%	–	–	0.0%	0.0%
Subtotal	406,397	1,641	(2.0%)	0.4%	159,180	1,624	2.0%	1.0%
Repurchase agreements
Ch$	141,055	486	(2.1%)	0.3%	532,714	10,613	3.0%	2.0%
UF	55,878	970	(0.7%)	1.7%	152,893	4,175	3.8%	2.7%
Foreign currencies	2,143	1	(13.3%)	0.1%	1,258	1	(0.1%)	0.1%
Subtotal	199,076	1,457	(1.8%)	0.7%	686,865	14,789	3.2%	2.2%
Mortgage finance bonds
Ch$	–	–	0.0%	0.0%	–	–	0.0%	0.0%
UF	232,638	13,584	3.3%	5.8%	311,178	3,282	2.1%	1.1%
Foreign currencies	–	–	0.0%	0.0%	–	–	0.0%	0.0%
Subtotal	232,638	13,584	3.3%	5.8%	311,178	3,282	2.1%	1.1%
Other interest-bearing liabilities
Ch$	105,485	18,677	14.8%	17.7%	157,774	5,936	4.8%	3.8%
UF	2,017,463	114,963	3.1%	5.7%	1,789,934	1,375	1.1%	0.1%
Foreign currencies	2,841,945	33,395	(12.3%)	1.2%	1,756,763	31,145	1.6%	1.8%
Subtotal	4,964,893	167,035	(5.5%)	3.4%	3,704,471	38,456	1.5%	1.0%
Total interest-bearing liabilities
Ch$	4,485,556	71,902	(0.9%)	1.6%	5,361,823	189,056	4.6%	3.5%
UF	4,572,274	223,068	2.3%	4.9%	4,870,830	(9,279)	0.8%	(0.2%)
Foreign currencies	4,221,196	42,778	(12.4%)	1.0%	3,404,406	54,501	1.4%	1.6%
Total	13,279,026	337,748	(3.4%)	2.5%	13,637,059	234,278	2.4%	1.7%

	Nine-Month Period ended September 30,
	2010				2009
	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate	Average Balance	Interest Paid	Average Real Rate	Average Nominal Rate
	(in millions of Ch$ except for rate data)
NON-INTEREST-BEARING LIABILITIES
Non-interest-bearing demand deposits
Ch$	3,095,549	–			2,420,381	–
UF	15,114	–			13,027	–
Foreign currencies	2,025	–			3,664	–
Subtotal	3,112,688	–			2,437,072	–
Derivatives
Ch$	1,279,839	–			1,396,134	–
UF	–	–			–	–
Foreign currencies	–	–			–	–
Subtotal	1,279,839	–			1,396,134	–
Other non-interest-bearing liabilities
Ch$	514,729	–			482,860	–
UF	348,744	–			262,657	–
Foreign currencies	297,511	–			283,875	–
Subtotal	1,160,984	–			1,029,392	–
Shareholders` Equity
Ch$	1,727,841	–			1,578,954	–
UF	–	–			–	–
Foreign currencies	–	–			–	–
Subtotal	1,727,841	–			1,578,954	–
Total non-interest-bearing liabilities and shareholders’ equity
Ch$	6,617,958	–			5,878,329	–
UF	363,858	–			275,684	–
Foreign currencies	299,536	–			287,539	–
Total	7,281,352	–			6,441,552	–
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Ch$	11,103,514	71,902			11,240,152	189,056
UF	4,936,132	223,068			5,146,514	(9,279)
Foreign currencies	4,520,732	42,778			3,691,945	54,501
Total	20,560,378	337,748			20,078,611	234,278

Interest-Earning Assets: Net Interest Margin

The following table analyzes, by currency of denomination, the levels of average interest-earning assets and net interest earned by Santander-Chile, and illustrates the comparative margins obtained, for each of the nine-month periods ended September 30, 2010 and 2009.

	Nine-Month Period ended September 30,
	2010	2009
	(in millions of Ch$)
Total average interest-earning assets
Ch$	7,693,627	6,897,757
UF	7,664,614	7,511,737
Foreign currencies	1,776,811	1,841,299
Total	17,135,052	16,250,793
Net interest earned (1)
Ch$	530,715	561,536
UF	182,351	76,293
Foreign currencies	(5,212)	(6,692)
Total	707,854	631,137
Net interest margin (2)
Ch$	9.2%	10.9%
UF	3.2%	1.4%
Foreign currencies	(0.4%)	(0.5%)
Total	5.5%	5.2%
_____________
(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)	Net interest margin is defined as net interest earned annualized divided by total average interest-earning assets.

Return on Equity and Assets; Dividend Payout

The following table presents certain information and selected financial ratios for Santander-Chile for the nine-month periods ended September 30, 2010 and 2009.

	Nine-Month Period ended September 30,
Ch$ million	2010	2009
Net income	367,171	299,538
Average total assets	20,560,378	20,078,611
Average equity	1,727,841	1,578,954
Net income(1) as a percentage of:
Average total assets	2.4%	2.0%
Average equity	28.3%	25.3%
Average equity as a percentage of:
Average total assets	8.4%	7.9%
_____________
(1)	Net income annualized

The following table presents dividends declared and paid by us in nominal terms in the following years:

Year	Dividend Ch$ mn (1)	Per share Ch$/share (2)	Per ADR Ch$/ADR (3)	% over earnings (4)	% over earnings (5)
2009	213,295	1.13	1,176.00	65	52
2010	258,751	1.37	1,426.63	60	60
_____________
(1)	Millions of nominal pesos.

(2)	Calculated on the basis of 188,446 million shares.

(3)	Calculated on the basis of 1,039 shares per ADS.

(4)	Calculated by dividing dividend paid in the year by net income attributable to shareholders for the previous year under Chilean GAAP (2008 net income has not been restated).

(5)	Calculated by dividing dividend paid in the year by net income attributable to shareholders for the previous year under IFRS.

Loan Portfolio

The following table analyzes our loans by product type. Except where otherwise specified, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including principal amounts of past due loan and substandard loans. Any collateral provided generally consists of a mortgage on real estate, a pledge of marketable securities, a letter of credit or cash. The existence and amount of collateral generally vary from loan to loan.

	As of
	September 30, 2010	December 31, 2009
	(Ch$ million)
Commercial Loans:
Commercial loans	6,037,782	5,489,595
Foreign trade loans	768,541	636,328
Loans with mortgage guarantee	73,978	92,911
Factoring operations	223,343	130,272
Leasing contracts	1,061,538	964,698
Other loans and accounts receivables from customers	13,153	10,958
Subtotal	8,178,335	7,324,762

Mortgage loans:
Mortgage mutual loans	190,245	175,592
Loans with mortgage finance bonds	146,885	199,139
Other mortgage mutual loans	4,161,669	3,784,322
Leasing contracts	-	-
Other loans and accounts receivables from customers	-	-
Subtotal	4,498,799	4,159,053

Consumer loans:
Installment consumer loans	1,553,545	1,378,044
Credit card loans	707,146	586,937
Consumer leasing contracts	3,711	3,835
Other consumer loans	290,483	275,233
Subtotal	2,554,885	2,244,049

Subtotal Loans to customers	15,232,019	13,727,864

Interbank loans	72,232	23,412

Total	15,304,251	13,751,276

The loan categories are as follows:

Commercial loans

Commercial loans are long-term and short-term loans, including checking overdraft lines for companies granted in Chilean pesos, inflation linked, US$ linked or denominated in US$. The interest on these loans is fixed or variable and is used primarily to finance working capital or investments. General commercial loans also includes factoring operations.

Foreign trade loans are fixed rate, short-term loans made in foreign currencies (principally U.S.$) to finance imports and exports.

Mortgage loans financed with mortgage bonds mainly include mortgage loans (fixed and variable rate) that are inflation-indexed long-term loans with monthly payments of principal and interest secured by a real property mortgage. These are financed by issuing mortgage bonds.

Factoring operations mainly include short-term loans to companies with a fixed monthly nominal rate backed by a company invoice.

Leasing contracts are agreements for the financial leasing of capital equipment and other property.

Other outstanding loans include other loans and accounts payable.

Residential mortgage loans

Draft loans mainly include mortgage loans (fixed and variable rate) that are inflation-indexed long-term loans with monthly payments of principal and interest secured by a real property mortgage. These loans can be endorsed to a third party.  These are financed by our general borrowings.

Residential mortgage loans backed by mortgage bonds are inflation-indexed, fixed or variable rate, long-term loans with monthly payments of principal and interest secured by a real property mortgage that are financed with mortgage finance bonds. At the time of approval, these types of mortgage loans cannot be more than 75% of the lower of the purchase price or the appraised value of the mortgaged property or such loan will be classified as a commercial loan. Mortgage bonds are our general obligations, and we are liable for all principal and accrued interest on such bonds. In addition, if the issuer of a mortgage finance bond becomes insolvent, the General Banking Law’s liquidation procedures provide that these types of mortgage loans with their corresponding mortgage bonds shall be auctioned as a unit and the acquirer must continue paying the mortgage finance bonds under the same conditions as the original issuer.

Other mortgage mutual loans mainly include mortgage loans (fixed and variable rate) that are inflation-indexed long-term loans with monthly payments of principal and interest secured by a real property mortgage. These are financed by our general borrowings.

Consumer loans

Installment consumer loans are loans to individuals, granted in Chilean pesos, generally on a fixed rate nominal basis, to finance the purchase of consumer goods or to pay for services.

Consumer loans through lines of credit are checking overdraft lines to individuals, granted in Chilean pesos, generally on a fixed rate nominal basis and linked to an individual’s checking account.

Credit card loans include credit card balances subject to nominal fixed rate interest charges.

Consumer leasing contracts are agreements for the financial leasing of automobiles and other property to individuals.

Non-client loans

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Loans by Economic Activity

The following table sets forth, at the dates indicated, an analysis of our client loan portfolio based on the borrower’s principal economic activity and geographic distribution. Loans to individuals for business purposes are allocated to their economic activity.

	Domestic loans (*) as of,		Foreign loans as of,		Total loans as of,		% of total loans as of ,
	(in millions of Ch$)
	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010	Dec. 31, 2009	Sept. 30, 2010, %	Dec. 31, 2009, %
Commercial loans
Manufacturing	792,275	640,395	–	–	792,275	640,395	5.18	4.66
Mining	61,854	67,057	–	–	61,854	67,057	0.40	0.49
Electricity, gas and water	150,219	144,386	–	–	150,219	144,386	0.98	1.05
Agriculture and livestock	678,300	610,909	–	–	678,300	610,909	4.43	4.44
Forestry	82,356	71,085	–	–	82,356	71,085	0.54	0.52
Fishing	139,458	127,025	–	–	139,458	127,025	0.91	0.92
Transport	429,386	362,508	–	–	429,386	362,508	2.81	2.64
Communications	152,619	164,077	–	–	152,619	164,077	1.00	1.19
Construction	929,670	817,293	–	–	929,670	817,293	6.07	5.94
Commerce	1,979,356	1,650,903	52,716	23,409	2,032,072	1,674,312	13.28	12.18
Services	297,490	288,256	–	–	297,490	288,256	1.94	2.10
Other	2,504,869	2,380,871	–	–	2,504,869	2,380,871	16.37	17.31

Subtotals	8,197,852	7,324,765	52,716	23,409	8,250,568	7,348,174	53.91	53.44

Mortgage loans	4,498,799	4,159,053	–	–	4,498,799	4,159,053	29.40	30.24

Consumer loans	2,554,884	2,244,049	–	–	2,554,884	2,244,049	16.69	16.32

Totals	15,251,535	13,727,867	52,716	23,409	15,304,251	13,751,276	100.00	100.00

(*) As of September 30, 2010, foreign country loans, including foreign interbank deposits classified as financial investments totaled Ch$52,716, representing 0.24% of our total assets.

Classification of Loan Portfolio

Credit Review Process

The Risk Division, our credit analysis and risk management group, is largely independent of our Commercial Division. Risk evaluation teams interact regularly with our clients. For larger transactions, risk teams in our headquarters work directly with clients when evaluating credit risks and preparing credit applications. Various credit approval committees, all of which include Risk Division and Commercial Division personnel, must verify that the appropriate qualitative and quantitative parameters are met by each applicant. Each committee’s powers are defined by our Board of Directors.

In addition, Banco Santander Spain is involved in the credit approval process of our largest loans and borrowers. If a single borrower or an economic group owes us an aggregate amount in excess of US$60 million, any additional loan to such borrower or member of such group must be reported to Banco Santander Spain following the approval of our Executive Credit Committee.

Credit Approval

The Risk Division, our credit analysis and risk management group, is largely independent of our Commercial Division. Risk evaluation teams interact regularly with our clients. For larger transactions, risk teams in our headquarters work directly with clients when evaluating credit risks and preparing credit applications. Various credit approval committees, all of which include Risk Division and Commercial Division personnel, must verify that the appropriate qualitative and quantitative parameters are met by each applicant. Each committee’s powers are defined by our Board of Directors.

In addition, Banco Santander Spain is involved in the credit approval process of our largest loans and borrowers. If a single borrower or an economic group owes us an aggregate amount in excess of US$40 million, any additional loan to such borrower or member of such group must be reported to Banco Santander Spain.

The following table lists our committees from which credit approval is required depending on total risk exposure for loans evaluated on an individual basis:

Approved By	Maximum approval in Thousands of US$
Executive Credit Committee	>20,000
Loan Credit Committee	20,000
Business Segment Committee	8,000-10,000
Large Companies	10,000
Real estate sector	10,000
Medium-sized companies	8,000
Regional Committee	5,000
Branch committee	300
Companies	300
Mortgage	120
Persons	30

The Executive Credit Committee is comprised of the Chairman of the Board, three additional Board members, the Corporate Legal Counsel, the CEO, the Manager of Global Banking, the Corporate Director of Risk and two senior members of the Credit Risk department who present the loans being reviewed. This committee reviews the loan positions reviewed by the Senior Credit Committee above US$10 million and approves those loan positions greater than US$20 million. In addition, any loan position above US$60 million must also be reviewed by Banco Santander Spain’s credit committee.

The Loan Credit Committee is comprised of the CEO, the Manager of the Wholesale segment, the Manager of the Medium-sized companies segment, General Counsel, the Corporate Director of Credit Risk and the Manager of Credit Admissions. The Loan Credit Committee reviews and will either approve or deny transactions in the range of US$8 million to US$20 million that have been previously approved by one of the Business Segment Committees: (i) Large Companies, (ii) Medium-sized Companies and (iii) Real Estate. The Regional Committees have a maximum approval of up to US$5 million. The Regional Committees oversee the branch networks outside of Santiago. At the branch level, the maximum approval is US$300,000 for companies, US$30,000 for individuals and US$120,000 for mortgages. For the lower level committees, credit granting authority varies according to the seniority and experience of the committee members, and the values indicated represent upper limits. All committees include at least two bank officers from the commercial and credit areas.

We also have a department designated to monitor the quality of the loan portfolio on a continuous basis. The purpose of this special supervision is to maintain constant scrutiny of the portions of the portfolio that represent the greatest risk and to anticipate any deterioration. Based on this ongoing review of the loan portfolio, we believe that we are able to detect problem loans and make a decision on a client’s status. This includes measures such as reducing or extinguishing a loan, or requiring better collateral from the client. The control systems require that these loans be reviewed at least three times per year for those clients in the lowest category of credit watch.

Credit Approval: Corporate

In preparing a credit proposal for a corporate client, Santander-Chile’s personnel verify such parameters as debt servicing capacity (including, usually, projected cash flows), the company’s financial history and projections for the economic sector in which it operates. The Risk Division is closely involved in this process, and prepares the credit application for the client. All proposals contain an analysis of the client’s strengths and weaknesses, a rating and a recommendation. Credit limits are determined not on the basis of outstanding balances of individual clients, but on the direct and indirect credit risk of entire financial groups. For example, a corporation will be evaluated together with its subsidiaries and affiliates.

Credit Approval: Retail Banking

Retail loans are evaluated and approved by the Risk for Individuals, Micro businesses and Small Businesses Division. The majority of loans to individuals are approved by the Standardized Risk Area. The credit evaluation  process is based on an evaluation system known as Garra for Banco Santander and Syseva for Santander Banefe, both processes are decentralized, automated and are based on a scoring system which incorporates our Credit Risk Policies.

The credit evaluation process is based on the gathering of information to determine a client’s financial stability, payment capacity and commercial nature. The following parameters are used to evaluate an applicant’s credit risk: (i) income, (ii) length of current employment, (iii) indebtedness, (iv) credit reports and (v) background information, which is accessed by means of internal and external databases. Operations which cannot be approved by Garra or Syseva are sent to the Approval Center, a centralized area that carries out yearly analyses and renewals of credit lines and credit cards and evaluates higher risk credits.

The following table lists our approval limits for loans evaluated using standardized statistical models:

Bank excluding Banefe

Non-mortgage loans

Approved By	Non-Mortgage Loans Up to Ch$ million
Corporate Manager of Standardized Risk	300
Manager Approval Center	150
Segment Risk Manager	100
Risk Manager	80
Senior Analyst	40
Junior Analyst	10

Mortgage loans

Approved by:	Mortgage Loans Up to UF
Corporate Manager of Standardized Risk	20,000
Admissions Manager	14,000
Segment Risk Manager	9,000
Risk Manager	9,000
Senior Analyst	5,000
Junior Analyst	3,000

Santander Banefe

Non-mortgage loans

Approved By	Non-Mortgage Loans Up to Ch$ million
Corporate Manager of Standardized Risk	300
Manager Approval Center	150
Segment Risk Manager	20
Risk Manager	15
Risk Analyst	6

Mortgage loans

Approved By	Mortgage Loans Up to UF
Corporate Manager of Standardized Risk	20,000
Admissions Manager	14,000

Approved By	Mortgage Loans Up to UF
Segment Risk Manager	4,000
Risk Manager	2,500
Risk Analyst	1,500

Classification of Loan Portfolio

Loans are divided into: (i) consumer loans (including loans granted to individuals for the purpose of financing the acquisition of consumer goods or payment of services); (ii) residential mortgage loans (including loans granted to individuals for the acquisition, construction or repair of residential real estate, in which the value of the property covers at least 100% of the amount of the loan); and (iii) commercial loans (includes all loans other than consumer loans and residential mortgage loans). The models and methods used to classify our loan portfolio and establish credit loss allowances must follow the following guiding principles, which have been established by the Superintendency of Banks and approved by our Board of Directors.

Allowances for large commercial loans

For large commercial loans, leasing and factoring, the Bank assigns a risk category level to each borrower and its respective loans. The Bank considers the following risk factors: industry or sector of the borrower, owners or managers of the borrower, borrower’s financial situation, its payment capacity and payment behavior. The Bank assigns one of the following risk categories to each loan and borrower:

i.	Classifications A1, A2 and A3 correspond to borrowers with no apparent credit risk.

ii.	Classification B corresponds to borrowers with some credit risk but no apparent deterioration of payment capacity.

iii.	Classifications C1, C2, C3, C4, D1 and D2 correspond to borrowers whose loans have deteriorated.

For loans classified as A1, A2, A3 and B, the Bank assigns a specific provision level on an individual basis to each borrower and, therefore, the amount of loan loss allowance is determined on a case-by-case basis. The amount of allowances for the remaining classifications is set by the Superintendency of Banks as described below. All commercial loans for companies, including leasing and factoring, have been individually rated. In determining provisions, we make a distinction between normal debtors and deteriorated debtors.

Debtor Classes

Two debtor classes have been determined based on debtors’ credit behavior in order to calculate loan loss allowance:

•	Normal Debtors, which are classified as A1, A2, A3 or B, are current on their payment obligations and show no sign of deterioration in their credit quality.

•
Deteriorated Debtors, which are classified as C1, C2, C3, C3, C4, D1 or D2, include debtors whose loan balances with us of 5% or more have been non-performing for more than three months, whose loans with us have been charged off or administered by our Recovery Unit, or classified as Precontenciosos (PRECO or Deteriorated).

Expected Loan Loss = Loan Loss Allowance

The expected loss is obtained by multiplying all risk factors defined in the following equation:

EL = PNP x EXP x SEV

EL = Expected Loss
PNP = Probability of Non-Performing
EXP = Exposure

SEV = Severity

EL = Expected Loss. The expected loss is how much could be lost in the event a debtor does not perform the obligations under the loan.

PNP = Probability of Non-Performing. This variable, expressed as a percentage, indicates the probability that a debtor will default next year. This percentage is associated with the internal rating that we give to each debtor, which is determined by analyzing such parameters as debt servicing capacity (including, usually, projected cash flows), the company’s financial history, the solvency and capacity of shareholders and management, and projections for the economic sector in which it operates. The internal rating can be different from ratings obtained from external third parties.

EXP  = Exposure. This corresponds to the value of commercial loans without discounting the value of guarantees or collateral.

SEV  = Severity. This is the effective loss rate for debtors in the same segment, which is determined statistically based on the historical effective losses for the Bank for each segment.

Determination of loan loss allowance according to Borrower Class

Normal Debtors

•	The loan loss allowance for each debtor is calculated based on the Expected Loss equation (EL = PNP * EXP * SEV).

•	A risk category is assigned to each debtor based on the PNP summarized in the following table:

PNP result	Classification	Loan loss allowance
External Classification> AA-	A1	Determined by a
PNP ≤ 1%	A2	model
1% < PNP ≤ 4%	A3	on an
PNP > 4%	B	individual basis

Deteriorated Debtors

For loans classified in Categories C1, C2, C3, C4, D1 and D2, the Bank must have the following levels of allowance, which are required by the Superintendency of Banks:

Classification	Estimated loss	Allowance(1)
C1	Up to 3%	2%
C2	More than 3% up to 19%	10%
C3	More than 19% up to 29%	25%
C4	More than 29% up to 49%	40%
D1	More than 49% up to 79%	65%
D2	More than 79%	90%
_____________
(1)	Represents percentages of the aggregate amount of principal and accrued but unpaid interest of the loan.

New Guidelines for Provision Levels for Commercial Loans in 2011 (non-IFRS)

On August 12, 2010, the SBIF published new guidelines for classifying and provisioning of the loan portfolio that will be mandatory as of January 1, 2011. Under the new guidelines, loans are divided into: (i) consumer loans (including loans granted to individuals for the purpose of financing the acquisition of consumer goods or payment of services); (ii) residential mortgage loans (including loans granted to individuals for the acquisition, construction or repair of residential real estate, in which the value of the property covers at least 100% of the amount of the loan); and (iii) commercial loans (includes all loans other than consumer loans and residential mortgage loans). The models and methods used to classify our loan portfolio and establish credit loss allowances must follow the guiding principles set forth below, which have been established by the SBIF and approved by our Board of Directors. This will not have an impact on our allowance for loan losses under IFRS.

Loans analyzed on an individual basis

For large commercial loans, leasing and factoring, the Bank assigns a risk category level to each borrower and its loans. The Bank considers the following risk factors: industry or sector of the borrower, owners or managers of the borrower, borrower’s financial situation, its payment capacity and payment behavior. Based on those risk factors the Bank will assign one of the following risk categories to each loan or borrower:

iv.	“Normal Loans” or loans classified in categories A1 through A6 correspond to borrowers who are current on their payment obligations and show no sign of deterioration in their credit quality

v.
“Substandard Loans” or loans classified in categories B1 through B4 correspond to borrowers with some credit financial difficulties or an important deterioration of payment capacity. Substandard loans also include all loans that have been nonperforming for more than 30 days.

vi.
“Non-complying Loans” including nonperforming loans and other loans classified in categories C1 through C6 correspond to borrowers whose payment capacity is seriously at risk and who have a high likelihood of filing for bankruptcy or are renegotiating credit terms to avoid bankruptcy. These loans also include all loans, including contingent operations, with at least one installment overdue more than 90 days.

Allowances for Normal and Substandard Loans

For Normal and Substandard Loans, expected loss has been set in accordance with SBIF standards, as set forth in the following table:

Classification	Probability of default (PD) (%)	Loss given default (LGD) (%)	Expected loss (EL) (%)
Normal loans
A1	0.04	90.0	0.036
A2	0.1	82.5	0.0825
A3	0.25	87.5	0.21875
A4	2	87.5	1.75
A5	4.75	90.0	4.275
A6	10	90.0	9.0
Substandard loans
B1	15	92.5	13.875
B2	22	92.5	20.35
B3	33	97.5	32.175
B4	45	97.5	43.875

Banks individually assign a specific classification and therefore provision level to each borrower. Accordingly, the amount of loan loss allowance is determined on a case-by-case basis. In determining provisions on an individual basis for Normal and Substandard Loans, banks must use the following equation established by the SBIF:

Provision = (ESA-GE) * (PDdebtor/100) * (LGDdebtor/100) + GE * (PDguarantor/100) * (LGDguarantor/100)

ESA = Exposure subject to allowances
PD = Probability of default
GE = Guaranteed exposure
LGD = Loss Given Default

However, independent of the results obtained from the equation above, as of July 2010 Normal Loans (including contingent loans) must be assigned a minimum provision level of 0.5%.

Allowances for Non-complying Loans

For loans classified in Categories C1 through C6, the Bank must have the following levels of allowance, which are required by the SBIF:
Classification	Expected loss	Allowance % (1)
C1	Up to 3%	2
C2	More than 3% up to 20%	10
C3	More than 20% up to 30%	25
C4	More than 30% up to 50%	40
C5	More than 50% up to 80%	65
C6	More than 80%	90
_____________
(1)	Represents percentages of the aggregate amount of principal and accrued but unpaid interest of the loan.

For these loans the expected loss must be calculated in the following manner:

Expected loss = (TE – Rec) / TE Allowance (Ch$) = TE * Allowance %

TE = Total exposure
REC = Recoverable amount based on estimates of collateral value and collection efforts

These regulations will have an estimated initial cost of implementation of Ch$39,800 million in additional loan loss allowances recognized in local GAAP and thereafter will require a higher ongoing level of loan loss allowances under local GAAP than had previously been required. In local GAAP, these will be recognized in 2010 earnings as additional provisions. Such provisions are not expected to be reflected in the Bank's financial statements prepared in accordance with IFRS and filed with the U.S. Securities and Exchange Commission because such provisions are not expected to relate to incurred losses.

Allowances for consumer loans — Loans analyzed on a Group basis

Consumers are assigned an allowance level on and based on credit risk profiles, utilizing a more automated statistical model and considering such borrower’s credit history, including any defaults on obligations to other creditors, as well as the overdue periods on loans from us. We differentiate between old and new clients when determining a client’s risk profile for consumer loans and those that have gone through some type of renegotiation in the past in the financial system. All loans are assigned a provision at the moment a loan is granted depending on the risk profile of the client. We are continuously improving and recalibrating our credit scoring and provisioning models and this may change the minimum provision standards for the various client profiles as depicted in this document.

The following table sets forth the required allowances for consumer loans in 2009 and until August 2010:

		Allowance Level(1)
		Not renegotiated		Renegotiated
Loan type	Risk Profile	New Clients	Old Clients	New Clients	Old Clients
Consumer	Profile 1	30.5%	21.0%	31.4%	38.4%
	Profile 2	21.7%	17.7%	21.2%	26.4%
	Profile 3	14.9%	9.7%	6.1%	22.1%
	Profile 4	12.3%	6.2%		8.90%
	Profile 5	8.9%	2.9%		2.10%
	Profile 6	5.7%	1.4%	-	-
	Profile 7	2.7%	0.6%	-	-
_____________
(1)	Percentage of total outstanding.

In the quarter ended September 30, 2010, the Bank continued its policy of continuing to upgrade its models to determine allowances for consumer loans.  The Bank also expects, as the Chilean economy strengthens, to see a rise in consumer lending, especially among middle and low income clients who are entering the banking market.  Therefore, this will be accompanied by investments and continuous improvements in our credit scoring models, especially for performing loans.  The most important improvements implemented in the third quarter of 2010 were a separation of risk profiles between Santander Banefe, our banking division for middle to low income clients, which is expected to lead consumer loan growth in the coming periods, and the rest of the Bank, as well as, the elimination of the distinction in allowance levels for old and new clients that have been renegotiated. As a result of these improvements, the Bank recognized Ch$30,466 million in provisions mainly for consumer loans in the nine-month period ended September 30, 2010.

The following table sets forth the required allowances for consumer loans as of September 2010:

Bank:

		Allowance Level(1)
		Not renegotiated		Renegotiated
Loan type	Risk Profile	New Clients	Old Clients
Consumer	Profile 1	33,78%	10,39%	41,95%
	Profile 2	10,82%	2,01%	26,29%
	Profile 3	6,05%	0,82%	15,63%
	Profile 4	5,70%	0,38%	7,01%
	Profile 5	4,12%	0,22%	3,00%
	Profile 6	2,51%	-	1,25%
	Profile 7	1,40%	-	0,50%

		Allowance Level
		Not renegotiated		Renegotiated
Loan type	Overdue Days	New Clients	Old Clients
Consumer	90-120	44,58%	56,39%	52,82%
	120-150	44,58%	67,33%	62,96%
	150-180	44,58%	75,49%	70,08%

Banefe:

		Allowance Level(1)
		Not renegotiated		Renegotiated
Loan type	Risk Profile	New Clients	Old Clients
Consumer	Profile 1	57,60%	33,24%	51,13%
	Profile 2	22,97%	14,23%	32,79%
	Profile 3	19,40%	7,16%	28,85%
	Profile 4	14,62%	4,10%	19,23%
	Profile 5	10,77%	2,52%	13,31%
	Profile 6	5,88%	1,34%	8,57%
	Profile 7	3,09%	0,94%	4,37%
	Profile 8	-	-	2,69%

		Allowance Level
		Not renegotiated		Renegotiated
Loan type	Overdue Days	New Clients	Old Clients
Consumer	90-120	82,95%	56,36%	53,55%
	120-150	82,95%	68,00%	64,05%
	150-180	82,95%	78,54%	74,72%

(1)           Percentage of total outstanding.

Allowances for residential mortgage loans

Residential mortgage loans are assigned an allowance level based on credit risk profiles, utilizing a more automated and sophisticated statistical model and considering such borrower’s credit history, including any defaults on obligations to other creditors, as well as the overdue periods on the loans borrowed from us. Once the rating of the client is determined, the allowance for mortgage loans is calculated using a risk category and related allowance to loan ratio, which is directly related to the overdue periods. The following table sets forth the allowance to loan ratios on loans based on overdue time.  The ratios represent the percentage of required allowance amount to the aggregate amount of the principal and accrued but unpaid interest on the loan.
Loan type		Overdue days
		1-30	31-60	61-120	121-180	181-360	361- 720	>720
Mortgage	Profile 1	0.3%	0.5%	1.2%	2.4%	6.8%	14.1%	28.3%
	Profile 2	1.5%	1.6%	2.5%	4.4%	6.8%	14.1%	28.3%

Allowances for group evaluations on small and mid-sized commercial loans

•
Allowances based on group evaluations are permitted for a large number of borrowers whose individual loan amounts are relatively insignificant. These models are intended to be used primarily to analyze commercial loans to individuals and small companies.

•
Levels of required reserves are to be determined by the Bank, according to the estimated loss that may result from the loans, by classifying the loan portfolio using one or both of the following models:

i.
A model based on the characteristics of the borrowers and their outstanding loans–borrowers and their loans with similar characteristics will be placed into groups and each group will be assigned a risk level.

ii.	A model based on the behavior of a group of loans–loans with analogous past payment histories and similar characteristics will be placed into groups and each group will be assigned a risk level.

Additional reserves

Banks are permitted to establish allowances above the limits described above only to cover specific risks that have been authorized by their Board of Directors.  These reserves can only be revised after 12 months and with the approval of the Board of the Directors.

Analysis of Santander Chile’s Loan Classification

The following tables provide statistical data regarding the classification of our loans at September 30, 2010 and December 31, 2009.

	As of September 30, 2010
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loan	Total Loans	Percentage Evaluated Loans
	(in millions of Ch$)
A	–	2,190,094	–	2,190,094	14.3%
A1	27,312	–	–	27,312	0.2%
A2	3,137,276	–	4,149,732	7,287,008	47.6%
A3	2,965,862	–	202,520	3,168,382	20.7%
B	1,513,452	182,948	34,954	1,731,354	11.3%
B-	–	64,958	–	64,958	0.4%
C	–	74,296	–	74,296	0.5%
C1	246,294	–	17,664	263,958	1.7%
C2	84,074	–	13,849	97,923	0.6%
C3	68,230	–	1,824	70,054	0.5%
C4	60,521	–	20,858	81,379	0.5%
D	–	42,589	–	42,589	0.3%
D1	101,737	–	33,324	135,061	0.9%
D2	45,809	–	24,074	69,883	0.5%
Totals	8,250,567	2,554,885	4,498,799	15,304,251	100.0%

	As of December 31, 2009
Category	Commercial Loans	Consumer Loans	Residential Mortgage Loans	Total Loans	Percentage Evaluated Loans

A	–	1,895,241	–	1,895,241	13.8%
A1	–	–	–	–	–
A2	3,187,959	–	3,808,195	6,996,154	50.9%
A3	2,998,956	–	223,928	3,222,884	23.5%
B	601,080	165,181	10,481	776,742	5.5%
B-	–	69,150	–	69,150	0.5%
C	–	74,735	3,636	78,371	0.6%
C1	224,732	–	18,101	242,833	1.8%
C2	97,885	–	8,640	106,525	0.8%
C3	60,679	–	2,012	62,691	0.4%
C4	56,985	–	27,294	84,279	0.6%
D	–	39,742	–	39,742	0.3%
D1	80,574	–	42,438	123,012	0.9%
D2	39,324	–	14,328	53,652	0.4%
Totals	7,348,174	2,244,049	4,159,053	13,751,276	100.0%

Classification of Loan Portfolio Based on the Borrower’s Payment Performance

Accrued interest and UF indexation adjustments from overdue loans are recognized only when, and to the extent, received.

Past due loans include, with respect to any loan, only the portion of principal or interest that is overdue for 90 or more days, and do not include the installments of such loan that are not overdue or that are overdue for less than 90 days, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan, in which case the entire loan is considered past due within 90 days of the beginning of such proceedings.

Non-performing loans include the principal and interest of any loan with one installment that is 90 days overdue, and do not accrue interest.

As of December 31, 2009, impaired loans include: (A) for loans whose allowance is determined on an individual basis, impaired loans include: (1) all loans to a debtor that are rated C1 through D2 and (2) total loans to single debtors with a loan that is non-performing, excluding residential mortgage loans if the non-performance of the mortgage loans is less than 90 days. (B) for loans whose loan loss allowance is determined on a group basis, impaired loans include: (1) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (2) if the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that debtor are considered impaired. See Note 10(a) of the Consolidated Financial Statements. Renegotiated loans, on which payments are not overdue, are not ordinarily classified as non-performing loans, but do not accrue interest. Prior to 2009, only restructured commercial loans did not accrue interest.

The term for charging-off loans must now be calculated from the beginning of arrears (one installment is 90 days overdue) and once this term is reached, the entire loan is charged-off . The following is a table showing the principal types of loans and their respective terms for charge-offs as stipulated by the new accounting standards:
Type of contract	Term
Leasing Operations
Consumer leasing	6 months
Other leasing operations	12 months
Property leasing (commercial or residential)	36 months
Other Operations
Consumer credits with or without real guarantees	6 months
Other operations without real guarantees	24 months
Commercial credits with real guarantees	36 months
Mortgage loans for housing	48 months

We may write off any loan (commercial or consumer) before the first installment becomes overdue only in accordance with special procedures established by the Superintendency of Banks. In certain circumstances, we must write off an overdue loan (commercial or consumer) sooner than the terms set forth above. Loans are written off against the loan loss reserve to the extent of any required allowances for such loans; the remainder of such loans is written off against income.

In general, legal collection proceedings are commenced with respect to consumer loans once they are overdue for 90 days and, with respect to mortgage loans, once they are past due for 120 days. Legal collection proceedings are always commenced within one year of such loans becoming past due, unless we determine that the size of the past due amount does not warrant such proceedings. In addition, the majority of our commercial loans are short–term, with single payments at maturity. Past due loans are required to be covered by individual loan loss reserves equivalent to 100.0% of any unsecured portion thereof.

The following table sets forth all of our past due loans, non-performing loans, and impaired loans as of September 30, 2010 and December 31, 2009. Amounts shown as past due include only installments that are past due and not the aggregate principal amount of such loans. Amounts shown as non-performing include the portion of the loan that is overdue for more than 90 days and includes the aggregate principal amount of such loans.

	As of
	September 30, 2010	December 31, 2009
	(in millions of Ch$, except percentages)
Past due loans(1)	207,530	193,250
Non-performing loans(2)	407,831	409,067
Impaired loans (3)	1,488,116	1,485,737
Allowance for loan losses(4)	428,881	349,527
Total loans(5)	15,304,251	13,751,276
Past due loans expressed as a percentage of total loans	1.36%	1.41%
Risk index(6)	2.80%	2.54%
Non-performing loans as a percentage of total loans	2.66%	2.97%
Allowance for loan losses as a percentage of past due loans	206.66%	180.87%

	As of
	September 30, 2010	December 31, 2009
	(in millions of Ch$, except percentages)
Allowance for loan losses as a percentage of risk index	100.00%	100.00%
Allowance for loan losses as a percentage of non-performing loans	105.16%	85.44%
_____________
(1)	All installments and lines of credit more than 90 days overdue. Does not include the aggregate principal amount of such loans.

(2)	Non-performing loans include the principal and interest of any loan with one installment that is 90 days overdue, and do not accrue interest.

(3)
Impaired loans include: (A) for loans whose allowance is determined on an individual basis, impaired loans include: (1) all loans to a debtor that are rated C1 through D2 and (2) total loans to single debtors with a loan that is non-performing, excluding residential mortgage loans if the non-performance of the mortgage loans is less than 90 days. (B) for loans whose loan loss allowance is determined on a group basis, impaired loans include: (1) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (2) if the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that debtor are considered impaired.

(4)	Includes allowance for interbank loans.

(5)	Includes interbank loans.

(6)	Allowance for loan losses / Total loans. The allowance for loan losses is calculated according to internal models and guidelines of the SBIF.

We suspend the accrual of interest and readjustments on all overdue loans. The amount of interest that would have been recorded on overdue loans if they had been accruing interest was Ch$20,320 million and Ch$21,899 million for the years ended December 31, 2008 and 2009, respectively. Accrued interest and UF indexation adjustments from overdue loans are recognized only when, and to the extent, received.

Analysis of Impaired and Non-Performing Loans

The following table analyzes our impaired loans. Impaired loans include: (i) all loans to a single client that are evaluated on a group basis, including performing loans, that have a loan classified as non-performing, (ii) all renegotiated consumer loans and (iii) all commercial loans at risk of default. See Note 10(a) of the Interim Financial Statements.

	As of
	September 30, 2010	December 31, 2009
	(Ch$ million)
Total loans	15,304,251	13,751,276
Impaired loans(1)	1,488,116	1,485,737
Impaired loans as a percentage of total loans	9.7%	10.8%

Amounts non-performing	407,831	409,067
To the extent secured	214,691	206,272
To the extent unsecured	193,140	202,795

Amounts non-performing as a percentage of total loans	2.66%	2.97%
To the extent secured(2)	1.40%	1.50%
To the extent unsecured	1.26%	1.47%

Loans loss allowances as a percentage of:
Total loans	2.80%	2.54%
Total amounts non-performing	105.2%	85.4%
Total amounts non-performing-unsecured	222.1%	172.4%
_____________
(1)
Impaired loans are constructed under the guidelines established in IAS 39 Sections 58 and 59. Impaired loans include: (A) for loans whose allowance is determined on an individual basis, impaired loans include: (1) all loans to a debtor that are rated C1 through D2 and (2) total loans to single debtors with a loan that is non-performing, excluding residential mortgage loans if the non-performance of the mortgage loans is less than 90 days. (B) for loans whose loan loss allowance is determined on a group basis, impaired loans include: (1) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (2) if the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that debtor are considered impaired.

(2)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

A breakdown of the loans included in the previous table which have been classified as impaired are as follows:

Impaired loans As of December 31, 2009	Commercial	Residential mortgage	Consumer	Total
Non-performing loans (1)	195,163	130,119	83,785	409,067
Commercial loans at risk of default (2)	405,513	718	3	406,234
Re-negotiated loans (3)	273,666	1,311	395,462	670,439
Total	874,342	132,148	479,250	1,485,740
Impaired loans As of September 30, 2010	Commercial	Residential mortgage	Consumer	Total
Non-performing loans (1)	211,840	122,621	73,370	407,831
Commercial loans at risk of default (2)	446,414	753	686	447,853
Re-negotiated loans (3)	229,770	20,990	381,670	632,430
Total	888,024	144,364	455,726	1,488,114
_____________
(1)	Includes all loans to a debtor rated on a group basis that has a loan non-performing.

(2)	All commercial loans at risk of default, defined as all commercial loans rated individually that are rated C1 through D2.

(3)	The renegotiated loans included in the table above are not included as non-performing.

The Bank in certain instances renegotiates loans that have one or more installment that is non-performing. The type of concession we most often give when renegotiating a loan is a reduction in interest payment or a forgiveness of principal. The following table shows the success rate for renegotiated consumer and mortgage loans. The success rate is defined for each reported period as: (i) (the total amount of loans renegotiated in that period minus the amount of such renegotiated loans that are classified as non-performing loans as of September 30, 2010, minus the amount of such renegotiated loans that have been charged off as of September 30, 2010) divided by (ii) (the total amount of such renegotiated loans).

As of September 30, 2010 Period of renegotiation	Success rate Consumer Loans	Success rate Residential mortgage loans
1Q 2009	89.7%	96.9%
2Q 2009	92.2%	95.4%
3Q 2009	90.2%	96.1%
4Q 2009	84.6%	96.6%
1Q 2010	73.5%	93.3%
2Q 2010	87.8%	100.0%
3Q 2010	100.0%	100.0%

Analysis of Loan Loss Allowances

The following table analyzes our loan loss allowances and changes in the allowances attributable to write-offs, provisions, allowances released, allowances on loans acquired.  Loan loss allowances must be debited the full amount of all charge-offs (irrespective of whether the charged-off loan was fully provisioned) and simultaneously credited the same amount through the taking of a new provision. The net effect of these two entries, which are included in the table below under “charge-offs” and “allowances established,” respectively, is to leave the loan loss allowance unchanged following the charge-off of a loan. Subsequently, at the end of each calendar month, loan loss allowances are released to the extent not needed. Such releases, which are included in the table below under “allowances released,” therefore include any amounts relating to provisions originally made in respect of loans that have been charged off.

	As of
	September 30, 2010	December 31, 2009
	(in millions of Ch$, except percentages)
Loan loss allowances at beginning of the period	349,527	274,240
Release of allowances upon charge-offs (1)	(151,232)	(295,831)
Allowances established (2)	247,496	398,416
Allowances released (3)	(16,910)	(27,298)
Loan loss allowances at end of period	428,881	349,527
Ratio of charge-offs to total average loans (4)	1.3%	2.0%
Loan loss allowances at end of period as a percentage of total loans	2.8%	2.5%
_____________
(1)
Reflects release of loan loss allowance equal to the entire amount of loans charged off, including any portion of such loans with respect to which no allowance had been established prior to the charge-off.

(2)	Includes, in addition to provisions made in respect of increased risk of loss during the period, provisions made to replace allowances released upon charge-off of loans. See Note (1) to this table.

(3)
Represents the amount of loan loss allowances released during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers and the charge-off of loans.

(4)	For the September 30, 2010 period, the charge-offs have been annualized.

Based on information available regarding our borrowers, we believe that our loan loss allowances are sufficient to cover known potential losses and losses inherent in a loan portfolio of the size and nature of our loan portfolio.

Allocation of the Loan Loss Allowances

The following tables sets forth, as of September 30, 2010 and December 31, 2009, the proportions of our required minimum loan loss allowances that were attributable to our commercial, consumer and residential mortgage loans, and the amount of voluntary allowances (which are not allocated to any particular category) at each such date.

	As of September 30, 2010				As of December 31, 2009
	Allowance amount (1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances (2)	Allowance amount (1)	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances (2)
Commercial loans	181,678	2.55%	1.19%	43.72%	158,600	2.49%	1.15%	46.42%
Consumer loans	216,219	8.48%	1.41%	52.03%	166,503	4.00%	1.21%	48.74%
Residential mortgage loans	17,632	0.39%	0.12%	4.25%	16,534	0.74%	0.12%	4.84%
Total allocated allowances	415,529	2.72%	2.72%	100.00%	341,637	2.68%	2.48%	100.00%
Leasing	13,304	1.25%	0.09%		7,848	0.81%	0.06%
Interbank loans	48	0.07%	0.00%		42	0.18%	0.00%
Total allowances	428,881	2.80%	2.80%		349,527	2.54%	2.54%
_____________
(1)	In millions of Chilean pesos.

(2)	Based on our loan classification, as required by the Superintendency of Banks for the purpose of determining the loan loss allowance.

ITEM 4. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors

We are managed by our Board of Directors, which, in accordance with our by-laws, consists of 11 directors and two alternates who are elected at annual ordinary shareholders’ meetings. Except as noted below, the current members of the Board of Directors were elected by the shareholders in the ordinary shareholders’ meeting held on April 27, 2010. Members of the Board of Directors are elected for three-year terms. Except as noted below, the term of each of the current board members expires in April of 2011. Cumulative voting is permitted for the election of directors. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. If any member of the Board of Directors resigns before his or her term has ended, and no other alternate director is available to take the position at the next annual ordinary shareholders’ meeting a new replacing member will be elected. Our executive officers are appointed by the Board of Directors and hold office at its discretion. Scheduled meetings of the Board of Directors are held monthly. Extraordinary meetings can be held when called in one of three ways: by the Chairman of the Board of Directors, by three directors with the consent of the Chairman of the Board of Directors or by the majority of directors. None of the members of our Board of Directors has a service contract which entitles any Director to any benefits upon termination of employment with Santander-Chile.

Our current directors are as follows:

Directors	Position	Committees	Term Expires
Mauricio Larraín Garcés	Chairman and Director	Asset and Liability Committee Executive Credit Committee Market Committee Marketing and Communications Committee University Committee Strategy Committee	April 2011
Jesús Zabalza Lotina	First Vice Chairman and Director	Strategy Committee	April 2011
Oscar Von Chrismar Carvajal	Second Vice Chairman and Director	Asset and Liability Committee Executive Credit Committee Market Committee Strategy Committee Technology Committee Marketing and Communications Committee	April 2011
Carlos Olivos Marchant	Director	Audit Committee Executive Credit Committee	April 2011
Víctor Arbulú Crousillat	Director	Audit Committee	April 2011
Marco Colodro Hadjes	Director	Asset and Liability Committee Executive Credit Committee Audit Committee Market Committee	April 2011
Lucía Santa Cruz Sutil	Director	University Committee Marketing and Communications Committee	April 2011
Roberto Méndez Torres	Director	Executive Credit Committee Marketing and Communications Committee University Committee Strategy Committee	April 2011

Directors	Position	Committees	Term Expires
Vittorio Corbo Lioi	Director	Asset and Liability Committee Market Committee	April 2011
Roberto Zahler Mayanz	Director	Asset and Liability Committee Market Committee	April 2011
Claudia Bobadilla Ferrer*	Director	Technology Committee Analysis and Resolution Committee	April 2011
Juan Manuel Hoyos Martínez de Irujo	Alternate Director	Strategy Committee	April 2011
Raimundo Monge Zegers	Alternate Director	Asset and Liability Committee Strategy Committee Market Committee	April 2011
* Resigned as of January 1, 2011

Mauricio Larraín Garcés is our Chairman. He is a member of the Asset and Liability Committee, the Executive Credit Committee, the Market Committee, the Marketing and Communications Committee, Strategy Committee and the University Committee. He is also President of Santander Chile Holding S.A. and Universia Chile S.A. He is a Director of the Asociación de Bancos e Instituciones Financieras de Chile and the Santiago Stock Exchange. He is also a member of the Council of Paz Ciudadana and was a former President of ICARE. Mr. Larraín began working at Santander-Chile in 1989. Previously, he was Intendente (Director) of the Superintendency of Banks, Manager of External Debt at the Banco Central de Chile and a Senior Finance Specialist at the World Bank in Washington. He holds degrees in Law from Universidad Católica de Chile and from Harvard University.

Jesús María Zabalza Lotina became a Director and Vice-Chairman of the Board on October 28, 2008. He currently is a Director of Grupo Santander’s Latin America Division and a Board member of Banco Santander Puerto Rico and President of the Board of Banco Santander Colombia. He is a member of the Strategy Committee. Mr. Jesús Zabalza is a patron of the Fundación Padre Garralda. Previously, Mr. Zabalza was Director of Retail Banking in Madrid of Banco BBVA. He was also on the Board of e-La Caixa, Telefónica Factoring S.A, Adeslas y Terra. Mr. Zabalza holds a degree in Industrial Engineering from the University of Bilbao.

Oscar von Chrismar Carvajal became Executive Vice-Chairman of the Board on January 1, 2010 after having served as the chief executive officer of Santander-Chile since August 2003.  Mr. Von Chrismar is a member of the Asset and Liability Committee, Executive Credit Committee, Market Committee, Strategy Committee, Technology Committee and the Marketing and Communications Committee.  Prior to assuming the chief executive officer post, he was the Manager of Global Banking. Prior to the merger, he was the former chief executive officer of Old Santander-Chile since September 1997, after being General Manager of Banco Santander-Peru since September 1995. Mr. von Chrismar is also Alternate Director of Universia Chile S.A. Prior to that, Mr. von Chrismar was the manager of the Finance Division of Santander-Chile, a position that he had held since joining Santander-Chile in 1990. Mr. von Chrismar holds an Engineering degree from the Universidad de Santiago de Chile.

Carlos Olivos Marchant is Director since 2007 and has been a Board member since the merger was consummated in 2002. He is Chairman of the Audit Committee and a member of the Executive Credit Committee. He was Chairman of the Board of Santiago since 1987 until the date of the merger, and he was Chairman of that board between May 1999 until the merger. He is a partner in the law firm Guerrero, Olivos, Novoa y Errazuriz. From 1981 to 1983, Mr. Olivos served as General Counsel of the Central Bank of Chile, and from 1984 to 1986, he served as Chairman of the Board of Directors of Banco Osorno. Mr. Olivos holds a law degree from the Universidad de Chile and a Masters of Jurisprudence from New York University School of Law.

Vittorio Corbo Lioi is one of Chile’s leading economists. In 2003, Mr. Corbo was named President of Chile’s Central Bank. Following the end of his tenure there, Mr. Corbo has been named to various boards and is currently a Senior Investigator at the Centro de Estudio Públicos (CEP), a local think tank. Previously, Mr. Corbo between 1991 and 1995 was an economic advisor to the Bank and a member of the Board of Santander Chile between 1995 and

2003. Mr. Corbo is a member of the Asset and Liability Committee and the Market Committee. Mr. Corbo has a Business Administration Degree from the Universidad de Chile and a Ph.D. in Economics from MIT.

Víctor Arbulú Crousillat became a Director on May 6, 1999. He is a member of the Audit Committee and has been designated as a Financial Expert. He was a Managing Director of JPMorgan, member of its European management committee and Chief Executive Officer for Spain and Portugal from 1988 until 1998. He has worked for JPMorgan for over 25 years in various positions in Europe, North America and Latin America. Mr. Arbulú also worked for the Inter-American Development Bank. He is also Director of Aurum S.A. Mr. Arbulú holds a degree in Engineering and a Masters of Business Administration.

Marco Colodro Hadjes became a Director on April 19, 2005. Mr. Colodro is a member of the Asset and Liability Committee, Executive Credit Committee, Market Committee and since September 2010 is a member of Audit Committee. Mr. Colodro was President of the Board of Telefónica Chile and a Director of Codelco. He is a former chairman of TVN (national television network) and former vice chairman of Banco del Estado (state bank). He was also owner of Agencia de Valores Alfa S.A. Prior to that, he was Foreign Trade Director at the Central Bank of Chile. Mr. Colodro holds a degree in Economics from the Universidad de Chile, and has done post-graduate studies at the University of Paris.

Lucía Santa Cruz Sutil became a Director on August 19, 2003. Ms. Santa Cruz was a member of the Bank’s Audit Committee until May 2010 and the University Committee. She is a member of  the University Committee and the Marketing and Communications Committee. Ms. Santa Cruz holds a degree in History and a Masters Degree in Philosophy from Oxford University. She is the Dean of the College of Liberal Arts of the Universidad Adolfo Ibañez. Ms. Santa Cruz is also a Director of Universia Chile S.A. She is also on the Board of Compañía de Seguros Generales y de Vida La Chilena Consolidada and Fundación Minera Escondida. She is also on the Advisory Board of Nestle Chile and the Fundación Educacional Santa Teresa de Avila. She is also a member of the Self-Regulation Committee for Insurance Companies in Chile.

Roberto Méndez Torres is a former member of the Board of Old Santander-Chile, to which he was appointed in 1996. He is a member of the Executive Credit Committee, the Marketing and Communication Committee, the Strategy Committee and the University Committee. He is a professor of Economics at Universidad Católica de Chile. He has been Advisor to Grupo Santander-Chile since 1989. Mr. Méndez is President and Director of Adimark Chile Gfk and on the Board of the Chilean and German Chamber of Commerce. He is also Vice-Chairman of Universia S.A. He graduated with a degree in Business from Universidad Católica de Chile, and holds an MBA and a Ph.D. from the Graduate School of Business at Stanford University.

Roberto Zahler Mayanz became a Director on August 31, 1999. He is a member of the Asset and Liability Committee and the Market Committee. Currently, he is President of Zahler & Co, a consulting firm. He is also Director of Air Liquide-Chile and member of the CLAAF or the Latin American Committee for Financial Affairs. He was formerly President of the Board of Siemens Chile. He was also a visiting professor at the IMF’s Research Department. Between 1991 and 1996, he was President of the Central Bank of Chile and Vice-President from 1989 to 1991. He also serves as a consultant for the World Bank, the IDB, the IMF and the International Bank of Settlements. Mr. Zahler has also provided technical assistance to various Central Banks and Finance Ministries in most countries of Latin America, Indonesia and Kosovo. Mr. Zahler holds a degree in Business Administration from the Universidad de Chile and a Masters in Economics from the University of Chicago.

Claudia Bobadilla Ferrer was elected to the Board in April 2006. She is a member of the Technology Committee and the Analysis and Resolution Committee. She is CEO of Fundación País Digital, a member of the Executive Committee of Innovation and Technology of ICARE, council member of Endeavor Chile and Executive Director of the Chile-Japón Siglo XXI Committee. She was also founder and President of Comunidad Mujer, an organization dedicated to increasing women’s participation in the workforce. She is a member of the council of Fundación Chilena del Pacífico, Proyecto Astronómico ALMA and Movimiento Educación 2020. She was previously Director of Legal Affairs at Terra Networks Chile S.A. She is a lawyer from the Universidad Diego Portales.

Juan Manuel Hoyos Martínez de Irujo was the Managing Director of McKinsey & Company in Spain from 1997 to 2003 where he was also President of the Client Committee of McKinsey’s Board. He began his career at McKinsey where he was named partner in 1984 and Director in 1991. Currently, he is in charge of partner development worldwide and continues to serve on the Board. His consulting career has been focused in the areas of strategy and organization of corporations, especially in the telecommunications, banking and metallurgy sectors. He has worked with companies in Spain, the United States, Latin America, the United Kingdom, Portugal and Africa.  He is currently a member of the Strategy Committee of the Bank.  He received an economics degree from the Universidad Complutense de Madrid and holds an MBA in Finance and Accounting from Columbia University.

Raimundo Monge Zegers became an Alternate Director on April 29, 2003.  He is currently a member of the Strategy Committee, the Asset and Liability Committee and the Market Committee. He is Corporate Director of Strategic and Financial Planning for Grupo Santander-Chile and is CEO of Santander-Chile Holding S.A. and Santander Inversiones Ltda. He is also President of Santander S.A. Sociedad Securitizadora and Santander Factoring S.A. He is a Director of Aurum S.A., Santander Asset Management Chile S.A. and Bansa Santander S.A. Mr. Monge has a degree in business from the Universidad Católica de Chile and an MBA from the University of California, Los Angeles.

Senior Management

Our senior managers are as follows:

Senior Manager	Position	Date Appointed
Claudio Melandri	Chief Executive Officer	January 1, 2010
Gabriel Montoya	Corporate Financial Controller	April 1, 2009
José Manuel Manzano	Corporate Director of Risk	July 1, 2007
Javier Montero	Corporate Director of Internal Audit	May 1, 2010
Alejandra Mehech	Corporate Director Human Resources	May 1, 2010
Fred Meller*	Global Banking and Markets	January 1, 2011
Francisco Murillo	Manager Retail Banking	May 1, 2010
Juan Carlos Chómali	Manager Santander Banefe	May 1, 2010
Felipe Contreras	Chief Accounting Officer	October 1, 2008
Juan Fernández	Administration and Operations	July 18, 2002
Emiliano Muratore	Manager Financial Management	April 8, 2008
Juan Pedro Santa María	General Counsel	July 30, 2009
*Replaced Joaquin Quirante

Claudio Melandri became the Chief Executive Officer of Santander-Chile in January 2010 after being our Retail Banking Manager since February 21, 2008. He started his career at Santander-Chile in 1990 becoming a regional branch manager and manager of Santander-Chile’s branch network. He was also a Vice-President at Banco Santander Venezuela from 2005 to 2007. In 2007, he was appointed Corporate Director of Human Resources of Banco Santander-Chile. He is also on the Board of Santander Seguros de Vida S.A., Santander Asset Management S.A. Administradora General de Fondos and Santander Seguros Generales S.A. Mr. Melandrí has a Business Degree from the Universidad Tecnológica Metropolitana in Chile.

Gabriel Montoya B. was appointed Financial Controller of Santander Chile in April 2009 and has been working for Santander Spain and its affiliates since 1997. Between 2005-2009, Mr. Montoya was Director of the MIS America Project and was responsible for implementing management information systems in Chile, Mexico, Puerto Rico, Argentina and Brazil. Previous to that Mr. Montoya was Financial Controller of Santander Puerto Rico, Head of Financial Control for the Americas Division of Santander and various other management positions in Santander Colombia. He is a Director of  Santander Consumer Chile S.A. Mr. Montoya has a Business Administration Degree from Universidad del Rosario and an Executive Administration Diploma from the Universidad de los Andes, both in Colombia.

José Manuel Manzano became Corporate Director of Risk in July 2007. Prior to that he was Corporate Director of Human Resources for Santander-Chile since October 31, 2002. Previously, he served as Manager of Human Resources for Old Santander-Chile since 1999. He was also General Manager of Santander Fund Management and Managing Director of Bancassurance. He is also a Director of Santander Chile Holding and Santander S.A. Sociedad Securitizadora. Mr. Manzano holds an MBA and a degree in Business from Universidad Católica de Chile.

Javier Montero is the Corporate Director of Internal Auditing, a position he has held since May 1, 2010. Prior to that he was Manager of Internal Auditing in the Financial Risk Department at Banco Santander Chile since 2006.

Mr. Montero has worked for Grupo Santander since 2000 in the Internal Auditing Division of Grupo Santander. Mr. Montero has a Business Degree and an Auditing degree from Universidad San Pablo in Madrid.

Francisco Murillo was appointed Manager of Retail Banking of Santander-Chile on May 1, 2010. Prior to that, he held the position of Corporate Director of Human Resources for Santander-Chile since February 21, 2008. Mr. Murillo has worked in Grupo Santander Chile since 1993. Previously he served as Corporate Director of Santander Asset Management and President of Bansander AFP. He was also the former CEO and Chief Investment Officer of Bansander AFP. Mr. Murillo is President of Santander Asset Management S.A. Administradora de General de Fondos, President of Santander Seguros de Vida S.A., President of Santander Seguros Generales S.A., Director of Santander Chile Holding, Director of Aurum S.A., Director of Santander Asset Management Chile S.A., Director of Santander Consumer Chile S.A., Director of Santander Factoring, CEO of Teatinos Siglo XXI Inversiones Ltda and CEO of Aurum S.A. Mr. Murillo has a Business Degree from the Universidad Adolfo Ibañez.

Alejandra Mehech was appointed Corporate Director of Human Resources for Santander-Chile on May 1, 2010. Prior to that, Mrs. Mehech served as manager of Human Resources for the Global Businesses area and for top executives, position she held since December 2007. She has also served as manager of Human Resources of the Asset Management Division of Grupo Santander in Chile. Mrs. Mehech has worked in Grupo Santander since 1994 and holds a Business Degree and a degree in Sociology, both from Universidad Católica de Chile.

Fred Meller S. became Manager of Global Banking & Markets in January 2011. Prior to that he was Manager of Market Making for Europe and the United Kingdom for Santander-Spain. Previously, he served as Treasurer for Santander-Chile since 2008. He was also General Manager of Santander Agente de Valores and Director of Deposito Central de Valores Chile. Mr. Meller holds a degree in Business Administration from Universidad Central de Chile.

Joaquin Quirante was appointed the Manager of Global Banking and Markets, that includes wholesale banking and treasury services, on March 11, 2008. Mr. Quirante began working for Santander in 2004 and was the Global Manager of Debt Capital Markets. Previous to working at Santander, Mr. Quirante worked for 9 years at Bank of America where he also led the Debt Capital Markets Group for Southern Europe. He also was a vice-president of Risk for the Bank of America in the UK and worked in the International Division of Argentaria. He is on the Board of Santander S.A. Corredores de Bolsa. Mr. Quirante is an economist from the Universidad Complutense de Madrid and has a MBA from IESE.

Juan Carlos Chómali became Manager of the Santander Banefe Division of Santander-Chile in May 2010. Prior to that he was Manager of Retail Banking of Santander-Chile, position he held since January 2010 and after being our Corporate Director of Customers and Quality. Prior to that he was Commercial Manager of Bansander AFP, Manager of E-Business of Grupo Santander, General Manager of Santander Multimedios, Manager of Remote Banking at Banco Santander. Mr. Chómali is also Director of Universia Chile S.A., Director of Aquanima Chile S.A., Santander Asset Management S.A. Administradora General de Fondos, Santander Seguros de Vida S.A. and Director of Santander Seguros Generales S.A.. Mr. Chómali has a degree in business from the Universidad Católica de Chile and a certificate in Marketing from the University of California, Los Angeles.

Felipe Contreras F. was named Chief Accounting Officer of Santander Chile in October 2008. He has worked for 14 years in the Bank’s Accounting Department, most recently as Manager of the Consolidation and Reporting Departments, overseeing the Bank’s Chilean, U.S. and Spanish GAAP reporting requirements. He recently was in charge of the Bank’s recent transition to International Financial Reporting Standards. Mr. Contreras is a Public Accountant from the University of Santiago and is currently a candidate to a Masters in Advanced Finance from the Universidad Adolfo Ibáñez.

Juan Fernández is our manager of Administration and Operations. He is the former Manager of Administration and Cost Control of Old Santander-Chile, a position he held from April 1999 until August 2002, when the merger with Santiago was consummated. Mr. Fernández is also Director of Santander Chile Holding S.A., Aquanima Chile S.A., Santander Factoring S.A., Isban Chile S.A., Bansa Santander S.A., Santander Consumer Chile S.A., Multinegocios S.A. and Santander S.A. Corredores de Bolsa. Previously Mr. Fernández served as Manager for Accounting and Administration of Old Santander-Chile since January 1993. Prior to that, Mr. Fernández held positions at Banchile Agencia de Valores y Subsidiarias, and at JPMorgan in Santiago and Madrid.

Emiliano Muratore was appointed Manager of Financial Management in April 2008. Mr. Muratore entered Santander Group in 1999 in Santander Argentina. From 2002 to 2006 he worked in  Financial Management in Santander Spain. He is on the Board of Santander S.A. Agente de Valores. Mr. Muratore has a Business Degree from the Universidad Católica Argentina and a Masters in Finance from the Universidad de San Andrés in Buenos Aires.

Juan Pedro Santa María  is our General Counsel, a position he has held since July 30, 2009 after being General Counsel of Grupo Santander Chile. He is also a Director of Santander Chile Holding S.A., Santander Factoring S.A., Bansa Santander S.A., Director of Aurum S.A. and Director of Santander Asset Management Chile S.A. Mr. Santa María, a lawyer, previously worked at Banco O’Higgins and Banco Santiago. He has been Chairman of the Law Committee at the Asociación de Bancos e Instituciones Financieras de Chile for the last twenty years.  He has a degree in Law from the Pontificia Universidad Católica de Chile.

B.      Compensation

For the nine-month period ended September 30, 2010, the aggregate amount of compensation paid by us to all of our directors was Ch$644 million, including attendance fees and monthly stipends. For the nine-month period ended September 30, 2010, the aggregate amount of compensation paid by us to all of our executive officers and our management members was Ch$20,818 million (US$43.0 million). At our annual shareholder meeting held on April 27, 2010, shareholders approved a monthly stipend per director of UF 230 (US$10,148), UF 460 (US$20,296) for the Chairman of the Board and UF 345 (US$15,222) for the Vice-Chairman of the Board. This amount will be increased by UF 30 per month (US$1,324) if a Board member is named to one or more committees of the Board. For the President of a committee the additional amount will be UF 60 (US$2,647) and UF 45 (US$1,986) for the Vice-President of a committee. Shareholders also approved the Audit Committee 2010 budget and the remuneration for its members. The remuneration is a 33% additional compensation over the monthly stipend received by a regular board member, or UF 77 (US$3,397), totaling a monthly stipend of UF 307 (US$13,546). This remuneration is in line with the new Chilean corporate governance law. In addition, we pay certain directors professional service fees for the consulting services that they rendered to us in their fields of expertise. For the nine-month period ended September 30, 2010, payments to our directors for consulting fees totaled Ch$611 million (US$1.3 million).

C.      Board Practices

Audit Committee

Board member	Position in Committee
Carlos Olivos	Chairman
Víctor Arbulú Crousillat	First Vice Chairman and Financial Expert
Marco Colodro	Second Vice Chairman

The Audit Committee (Comité de Directores y Auditoría) is comprised of three members of the Board of Directors. The General Counsel is the Committee Secretary. The Chief Executive Officer, General Auditor and other persons from the Bank can be invited to the meetings if necessary and are present on specific matters. This Committee’s primary responsibility is to support the Board of Directors in the continuous improvement of our system of internal controls, which includes reviewing the work of both the external auditors and the Internal Audit Department. The committee is also responsible for analyzing observations made by regulatory entities of the Chilean financial system about us and for recommending measures to be taken by our management in response. This committee also performs functions of a remuneration committee as established in Chilean Law, and reviews annually the salary and bonus programs for the executive officers of the Bank. The external auditors are recommended by this committee to our Board of Directors and appointed by our shareholders at the annual shareholders’ meeting.

This committee is also responsible for:

•	Presenting to the Board of Directors a list of candidates for the selection of an external auditor.

•	Presenting to the board or directors a list of candidates for the selection of rating agencies.

•	Overseeing and analyzing the results of the external audit and the internal reviews.

•	Coordinating the activities of internal auditing with the external auditors’ review.

•	Analyzing the interim and year-end financial statements and reporting the results to the Board of Directors.

•	Analyzing the external auditors’ reports and their content, procedures and scope.

•	Analyzing the rating agencies’ reports and their content, procedures and scope.

•	Obtaining information regarding the effectiveness and reliability of the internal control systems and procedures.

•	Analyzing the information systems performance, and its sufficiency, reliability and use in connection with decision-making processes.

•	Obtaining information regarding compliance with the company’s policies regarding the due observance of laws, regulations and internal rules to which the company is subject.

•	Investigating suspicious and fraudulent activities.

•	Analyzing the reports of the inspection visits, instructions and presentations of the Superintendency of Banks.

•	Obtaining information, analyzing and verifying the company’s compliance with the annual audit program prepared by the internal audit department.

•	Informing the Board of Directors of accounting changes and their effects.

•	Examining on an annual basis the compensation plans of high level executives and managers.

Asset and Liability Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Oscar von Chrismar	Member
Marco Colodro	Member
Vittorio Corbo	Member
Roberto Zahler	Member
Raimundo Monge	Member

The Comité de Activos y Pasivos or the Asset and Liability Committee (the “ALCO”), following guidelines set by the Board of Directors and Santander Spains’s Global Risk Department, is responsible for establishing Santander-Chile’s policies, procedures and limits with respect to market risks and monitoring the overall performance in light of the risks assumed. The ALCO constantly monitors whether these policies are adhered to. Santander-Chile’s Market Risk and Control Department and the Financial Management Division perform the day-to-day risk management functions required for the trading and non-trading activities of Santander-Chile.

The Asset and Liabilities Management Committee includes the Chairman of the Board and five additional members of the Board, the Chief Executive Officer, the Manager of the Financial Management Division, the Manager of Market Risk, the Manager of the Treasury Division, the Financial Controller and other senior members of management. Senior members of Santander-Chile’s Finance Division have a formal meeting each month with the Asset and Liabilities Management Committee and outside consultants.

Market Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Oscar von Chrismar	Member
Roberto Zahler	Member
Marco Colodro	Member
Vittorio Corbo	Member
Raimundo Monge	Member

The Comité de Mercados or the Market Committee is responsible for establishing Santander-Chile’s policies, procedures and limits with respect to its trading portfolio, market risks and monitoring the overall performance in light of the risks assumed. The ALCO constantly monitors whether these policies are fulfilled. Santander-Chile’s Market Risk and Control Department carry out the day-to-day risk management functions required for the trading and non-trading activities of Santander-Chile.

The Market Committee includes the Chairman of the Board, five additional members of the Board, the Chief Executive Officer, the Manager of Global Banking and Markets, the Manager of the Treasury Division, the Manager of Proprietary Trading, the Manager of the Financial Management Division, the Manager of Market Risk, the Financial Controller and other senior members of management.

Executive Credit Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Oscar von Chrismar	Member
Carlos Olivos	Member
Roberto Méndez	Member
Marco Colodro	Member

The Executive Credit Committee is comprised of the Chairman of the Board, four additional Board members, the General Counsel, the CEO, the Manager of Global Banking, the Corporate Director of Risk, the Manager of Corporate Banking, the Manager of Middle Market and two senior members of the Credit Risk department that present the loans being reviewed for approval. This committee confirms the loan positions reviewed by the Senior Loan Committee, with approval rights up to the maximum exposure permitted by the General Banking Law.

Marketing and Communications Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Roberto Méndez	Member
Lucía Santa Cruz	Member
Oscar von Chrismar	Member

The Marketing and Communications Committee is comprised of the Chairman of the Board and three additional Board members, the CEO, the Manager of Retail Banking, the Manager of Santander Banefe, the Manager of Human Resources, the Manager of Corporate Communications, the Manager of Marketing and other senior managers of the Bank. This committee reviews and confirms all matters related to products, corporate image and communications.

Technology Committee

Board member	Position in Committee
Claudia Bobadilla	Member
Oscar von Chrismar	Member

The Technology Committee reviews all matters related to analyzing technological developments that improve efficiency and client service. This committee oversees the Annual Technology Plan, which includes the   automation of key processes, telecommunication innovations, information security, market intelligence and new technological trends.

University Committee

Board member	Position in Committee
Mauricio Larraín	Member
Lucía Santa Cruz	Member
Roberto Méndez	Member

The University Committee reviews the Bank’s support for higher education and integrates this with the growth of the Institutional business segment and retail banking for college graduates.

Strategy Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Oscar von Chrismar	Vice Chairman
Raimundo Monge	Member
Juan Manuel Hoyos	Member
Roberto Méndez	Member
Jesús Zabalza	Member

The Strategy Committee is in charge of the Bank’s strategic planning process and follow-up.

D.      Employees

As of September 30, 2010, on a consolidated basis we had 11,049 employees, 8,382 of whom were bank employees, 356 of whom were employees of our subsidiaries and 2,311 were employees of Special Purpose Entities.  We have traditionally enjoyed good relations with our employees and their unions. Of the total headcount of the Bank and his subsidiaries, 9,070 or 67.4% were unionized. In May 2010, a new collective bargaining agreement was signed, which will become effective on January 1, 2011 and that will expire on December 31, 2014, but this may be negotiated ahead of schedule with the consent of management and the union. We generally apply the terms of our collective bargaining agreement to unionized and non-unionized employees. The following chart summarizes the number of employees employed by the bank.

Employees	As of September 30, 2010
Executives	647
Professionals	4,514
Administrative	5,861
Total	11,049

E.      Share Ownership

No director or executive officer owns more than 1% of the shares of Santander-Chile. As of September 30, 2010, the following directors and executives held shares in Santander-Chile:

Directors	Shares
Mauricio Larraín Garcés	568
Carlos Olivos Marchant	1,970,822
Senior Managers
Juan Fernández	35,536

Santander-Chile currently does not have any arrangements for involving employees in its capital and there is no systematic arrangement for grant of options or shares or securities of Banco Santander-Chile to them.

ITEM 5. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major Shareholders

As of September 30, 2010, Santander-Chile’s largest shareholders were the following:

Shareholder	Number of Shares	Percentage
Teatinos Siglo XXI Inversiones Ltda.*	78,108,391,607	41.45%
Santander Chile Holding S.A.	66,822,519,695	35.46%
______________
* Formerly known as Teatinos Siglo XXI S.A.

Banco Santander Spain controls Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding, which are controlled subsidiaries of Banco Santander Spain. As of September 30, 2010, Banco Santander Spain directly or indirectly owned or controlled 99.1% of Santander-Chile Holding and directly or indirectly owned or controlled 100% of Teatinos Siglo XXI Inversiones Ltda.  This gives Banco Santander Spain control over 76.91% of the shares of the Bank, and actual participation, when excluding minority shareholders, of 76.59% at September 30, 2010.

Teatinos Siglo XXI Inversiones Ltda. has informed us that it expects to sell 1.9% of Santander Chile.

Banco Santander Spain is in a position to cause the election of a majority of the members of Santander-Chile’s Board of Directors, to determine its dividend and other policies and to determine substantially all matters to be decided by a vote of shareholders. Banco Santander Spain holds ordinary shares to which no special voting rights are attached. Each share represents one vote and there are no shareholders with different voting rights.

The number of outstanding shares of Santander-Chile (of which there is only one class, being ordinary shares) at September 30, 2010, was 188,446,126,794 shares, without par value. Santander-Chile’s shares are listed for trading on the Chilean Stock Exchanges and on the NYSE in connection with the registration of ADRs. The market capitalization of Santander-Chile at the same date was Ch$8,498,318 million (US$17,514 million), representing 188,446,126,794 shares of common stock. At September 30, 2010 Santander-Chile had 12,622 holders registered in Chile, including JP Morgan as Depositary (the “Depositary”) of Santander-Chile’s American Depositary Share Program. As of September 30, 2010, there were a total of 31 ADR holders on record. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

Other than the information disclosed in this section, there are no arrangements to the knowledge of Santander-Chile, which can result in a change of control of Santander-Chile.

B.      Related Party Transactions

The Chilean Companies Law requires that our transactions with related parties be on a market basis, that is, on similar terms to those customarily prevailing in the market. We are required to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to be entered into. Directors of companies that violate this provision are liable for losses resulting from such violations.

In addition, under the Chilean Companies Law, a company may not enter into a transaction with related parties unless (i) such transaction has received the prior approval of the company’s Board of Directors and (ii) the terms of such transaction are consistent with the terms of transactions of a similar type prevailing in the market. If it is not possible to make this determination, the board may appoint two independent evaluators. The evaluators’ final conclusions must be made available to shareholders and directors for a period of 20 business days, during which shareholders representing 5% or more of the issued voting shares may request the board to call a shareholders’ meeting to resolve the matter, with the agreement of two thirds of the issued voting shares required for approval. For purposes of this regulation, the law considers the amount of a proposed transaction to be material if (1) it exceeds 1% of the company’s net worth (provided that it also exceeds 20,000UF) or (2) it exceeds 20,000 UF.

All resolutions approving such transactions must be reported to the company’s shareholders at the next annual shareholders’ meeting. Violations of this provision may result in administrative or civil liability to the corporation, the shareholders and/or third parties who suffer losses as a result of such violation.

Loans granted to related parties

In addition to subsidiaries and associated entities, the Bank’s “related parties” include the “key personnel” of the Bank’s executive staff (members of the Bank’s Board and the Managers of Banco Santander Chile and its subsidiaries, together with their close relatives), as well as the entities over which the key personnel could exert significant influence or control.

The Bank also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Banco Santander S.A. (located in Spain).

The table below shows loans and receivables and contingent loans with related parties. For more information, see “Note 31–Transactions with Related Parties” in our Interim Consolidated Financial Statements appearing elsewhere in this report:

	As of September 30, 2010				As of December 31, 2009
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	(in millions of Ch$)				(in millions of Ch$)
LOANS AND RECEIVABLES
Commercial loans	35,352	676	2,375	11,554	11,331	914	2,840	108,372
Mortgage loans	–	–	14,269	–	–	–	12,754	–
Consumer loans	–	–	1,795	–	–	–	1,744	–
Loans and receivables	35,352	676	18,439	11,554	11,331	914	17,338	108,372

Provision for loan losses	(267)	(1)	(22)	(7)	(13)	(1)	(11)	(298)
Net loans	35,085	675	18,417	11,547	11,318	913	17,327	108,074

Guarantees	591	–	17,247	1,151	4,552	–	45,550	596

Contingent loans
Personal guarantees	–	–	–	–	–	–	15,900	–
Letters of credit	758	–	–	–	1,868	–	–	–
Performance bonds	22,988	–	–	123	134,644	–	–	259
Contingent loans	23,746	–	–	123	136,512	–	15,900	259

Provision for contingent loans	(2)	–	–	–	(21)	–		–

Net contingent loans	23,744	–	–	123	136,491	–	15,900	259

The largest related party loan as of September 30, 2010 was rendered by the Bank to Santander Asset Management S.A. Administradora General de Fondos for Ch$25,890 million (US$53 million). The loan is in Chilean nominal pesos at a rate of 0.15% per month and will be due in May 2011.

Under the Chilean General Banking Law, Chilean banks are subject to certain lending limits, including the following:

•
a bank may not extend to any person or legal entity (or group of related entities), directly or indirectly, unsecured loans in an amount that exceeds 5.0% of the bank’s regulatory capital, or secured loans in an amount that exceeds 25.0% of its regulatory capital. In the case of foreign export trade finance, this 5.0% ceiling is raised to: 10.0% for unsecured financing, 30.0% for secured financing. This ceiling is raised to 15.0% for loans granted to finance public works under the concessions system contemplated in the Decree with Force of Law 164 of 1991, of the Ministry of Public Works, provided that either the loan is secured on the concession, or the loan is granted as part of a loan syndication;

•
a bank may not grant loans bearing more favorable terms than those generally offered by banks in the same community to any entity (or group of related entities) that is directly or indirectly related to its owners or management;

•	a bank may not extend loans to another bank in an aggregate amount exceeding 30.0% of its regulatory capital;

•	a bank may not directly or indirectly grant a loan, the purpose of which is to allow the borrower to acquire shares in the lending bank;

•	a bank may not lend, directly or indirectly, to a Director or any other person who has the power to act on behalf of the bank, or to certain related parties; and

•
a bank may not grant loans to individuals or legal entities involved in the ownership or management of the bank, whether directly or indirectly (including holders of 1.0% or more of its shares), on more favorable terms than those generally offered to non-related parties. Loans may not be extended to senior executives and to companies in which such individuals have a participation of 5.0% or more of the equity or net earnings in such companies. The aggregate amount of loans to related parties may not exceed a bank’s regulatory capital.

We are not aware of any loans to any related parties exceeding the above lending limits.

The table below shows assets and liabilities with related parties:

	As of September 30, 2010				As of December 31, 2009
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	(in millions of Ch$)				(in millions of Ch$)
Assets
Trading investments	–	–	–	–	–	–	–	–
Investments under resale agreements	–	–	–	–	–	–	–	–
Financial derivatives contracts	523,384	–	–	–	405,411	–	–	–
Available for sale investments	–	–	–	–	–	–	–	–
Other assets	114,928	–	–	–	117,060	–	–	–

Liabilities
Demand deposits and other demand obligations	4,605	624	1,616	8,847	1,503	6,238	502	925
Investments under repurchase agreements	38,329	–	–	–	–	–	–	–
Deposits and other time liabilities	848,047	–	1,208	49,131	411,295	–	1,126	21,652
Financial derivatives contracts	336,892	–	–	–	245,574	–	–	–
Issued debt instruments	10,087	–	–	–	89,258	–	–	–
Other financial liabilities	119,002	–	–	–	55,156	–	–	–
Other liabilities	394	–	–	–	310	–	–	–

Other transactions with related parties

During the nine-month periods ended September 30, 2010 and 2009, the Bank had the following significant income (expenses) from services provided to (by) related parties:

	As of September 30, 2010				As of September 30, 2009
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	(in millions of Ch$)				(in millions of Ch$)
Income (expense) recorded
Income and expenses from interest and adjustments	(2,387)	9	287	(86)	(4,624)	6	5	(32)
Income and expenses from fees and services	18,556	(26)	11	66	16,021	26	8	32
Net income from financial and foreign exchange transactions (*)	151,954	–	(7)	6,477	(85,380)	–	(2)	(1,163)
Other operating revenues and expenses	(1,286)	–	–	–	(997)	–	–	–
Key personnel compensation and expenses	–	–	(7,733)	–	–	–	(7,521)	–
Administrative and other expenses	(3,839)	(4,341)	–	–	(3,437)	(8,405)	–	–

Totals	162,998	(4,358)	(7,442)	6,457	(78,417)	(8,373)	(7,510)	(1,163)

______________
* Reflects derivative contracts that hedge Group positions in Chile.

Only transactions with related parties equal to or greater than UF 5,000 are included individually in the table above. Transactions with related parties between UF 1,000 and up to UF 5,000 are included in other transactions with related parties. All transactions were conducted at arms length.

ITEM 6. FINANCIAL INFORMATION

A.      Consolidated Statements and Other Financial Information

Financial Information

See Item 11.

Legal Proceedings

We are subject to certain claims and are party to certain legal and arbitration proceedings in the normal course of our business including claims for alleged operational errors. We do not believe that the liabilities related to such claims and proceedings are likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations. The Disclosure Committee of Santander Chile has defined a significant legal proceeding, as one implying an expected loss greater than Ch$3,000 million (US$ 6.0 million). At September 30, 2010, there were no legal proceedings exceeding that amount. There are no material proceedings in which any of our directors, any members of our senior management, or any of our affiliates is either a party adverse to us or our subsidiaries or has a material interest adverse to us or our subsidiaries.

(ii) We estimate that our aggregate liability, if all legal proceedings were determined adversely to us, could result in significant losses not estimated by us. As of September 30, 2010, we have set aside Ch$ 480 million (US$ 0.99 million) as provisions for these legal actions. These provisions are presented under the Other provisions item in our financial statements.

Dividends and dividend policy

See “Item 1: A. Selected Financial Data–Dividends.”

ITEM 7. THE OFFER AND LISTING

A.      Historical Trading Information

The table below shows, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in nominal Chilean pesos) of the shares of our common stock on the Santiago Stock Exchange and the annual, quarterly and monthly high and low closing prices (in U.S. dollars) as reported by the NYSE.

	Santiago Stock Exchange		NYSE
	Common Stock		ADS(2)
	High	Low	High	Low
	(Ch$ per share(1))		(US$ per ADS)
Annual Price History
2005	22.75	17.11	22.75	30.40
2006	26.20	19.60	51.46	37.40
2007	27.10	21.25	55.30	41.76
2008	24.86	16.51	54.60	28.16
2009	31.00	18.23	64.78	31.22
Quarterly Price History
2009
1st Quarter	23.00	18.23	38.84	31.22
2nd Quarter	23.90	19.44	46.69	34.01
3rd Quarter	30.41	23.34	57.94	44.97
4th Quarter	31.00	26.96	64.78	52.64
2010
1st Quarter	34.99	30.74	70.63	60.59
2nd Quarter	36.36	31.03	71.88	59.40
3rd Quarter	47.37	34.73	99.44	66.73

Monthly Price History
December 2009	31.00	28.35	64.78	58.40
January 2010	34.56	30.74	70.63	61.83
February 2010	33.60	31.43	65.82	60.59
March 2010	34.99	32.12	70.05	64.16
April 2010	35.55	32.68	71.88	64.80
May 2010	33.10	31.03	66.20	59.40
June 2010	36.36	31.86	70.58	61.47
July 2010	42.34	34.73	83.71	66.73
August 2010	43.50	40.17	87.44	82.35
September 2010	47.37	42.26	99.44	88.21

B.      Nature of Trading Market

Nature of Trading Market

Shares of our common stock are traded on the Chilean Stock Exchanges. Each ADS represents 1,039 shares of common stock. ADRs have been issued pursuant to the Deposit Agreement, dated as of August 4, 2008, among Santander-Chile, the Depositary and all holders from time to time of ADRs. As of September 30, 2010, 29,649,453 ADSs were outstanding (equivalent to 30,805,781,667 shares of common stock or 16.35% of the total number of issued shares of common stock).

ITEM 8. ADDITIONAL INFORMATION

In April 2010, Banco Santander Chile sold 5 Branches. At the time of the sale the carrying value of these assets was Ch$4,927 million (US$10.2 million) and their sale price totaled Ch$11,546 million (US$23.8 million), generating a profit of Ch$6,620 million (US$13.7), which is included in the other operating income.

In June 2010, Banco Santander Chile sold an additional 11 Branches. At the time of the sale the carrying value of all these assets was Ch$8,138 million (US$16.8 million) and their sale price totaled Ch$14,494 million (US$30.0 million), generating a profit of Ch$6,355 million (US$13.2 million), which is included in the other operating income.

On September 30, 2010, Banco Santander Chile auctioned the sale of 15 branches, which was won by Compañía de Seguros “CorpSeguros S.A.” for Ch$18,366 million (US$38.0 million). At the time of the sale the carrying value of all these assets was Ch$8,254 million (US$17.1 million), generating a profit of Ch$10,148 million (US$21.0 million), which will be included in the other operating income in October when the deal is signed and due diligence is finished.

ITEM 9. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Introduction

This section describes the market risks that we are exposed to, the tools and methodology used to control these risks, the portfolios over which these market risk methods were applied and quantitative disclosure that demonstrate the level of exposure to market risk that we are assuming. This section also discloses the derivative instruments that we use to hedge exposures and offer to our clients.

The principal types of risk inherent in Santander-Chile’s business are market, liquidity, operational and credit risks. The effectiveness with which we are able to manage the balance between risk and reward is a significant factor in our ability to generate long term, stable earnings growth. Toward that end, our senior management places great emphasis on risk management.

Market Risk

Market risk is the risk of losses due to unexpected changes in interest rates, foreign exchange rates, inflation rates and other rates or prices. We are exposed to market risk mainly as a result of the following activities:

•	trading in financial instruments, which exposes us to interest rate and foreign exchange rate risk;

•	engaging in banking activities, which subjects us to interest rate risk, since a change in interest rates affected gross interest income, gross interest expense and customer behavior;

•	engaging in banking activities, which exposes us to inflation rate risk, since a change in expected inflation affects gross interest income, gross interest expense and customer behavior;

•	trading in the local equity market, which subjects us to potential losses caused by fluctuations of the stock market; and

•	investing in assets whose returns or accounts are denominated in currencies other than the Chilean peso, which subjects us to foreign exchange risk between the Chilean peso and such other currencies.

Market Risk Exposure Categories

Our policy with respect to asset and liability management is to capitalize on our competitive advantages in treasury operations, maximizing our net interest income and return on assets and equity with a view to interest rate, liquidity and foreign exchange risks, while remaining within the limits provided by Chilean banking regulations. Subject to these constraints, we constantly have mismatched positions with respect to interest rates, inflation-linked assets and liabilities and foreign currencies.

Our asset and liability management policies are developed by the Asset and Liability Committee (the “ALCO”) following guidelines and limits established by our Board of Directors, Banco Santander Spain’s Global Risk Department and our Market Risk and Control Department. The ALCO is composed of the Chairman of the Board, four additional members of the Board, the Chief Executive Officer, the Manager of the Financial Management Division, the Manager of Market Risk, the Manager of the Treasury Division, the Financial Controller and other senior members of management. Senior members of Santander Chile’s Finance Division meet monthly on a formal basis with the ALCO and outside consultants. Following guidelines set by Santander Spain, the ALCO is responsible for developing financial strategies and policies regarding our asset and liability structure together with our Financial Management Division. The aim of the Financial Management Division is to inject stability and recurrence into the net interest income of commercial activities and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk. Our Market Risk and Control Department carries out the day-to-day measurements of the risks taken by the ALCO.

The Market Committee is responsible for establishing our policies, strategies, procedures and limits with respect to our trading portfolio in line with the policies of Santander Spain. The composition of the Market Committee includes the Chairman of the Board, three additional members of the Board, the Chief Executive Officer, the Manager of Global Banking and Markets, the Manager of the Treasury Division, the Manager of Proprietary Trading, the Manager of the Financial Management Division, the Manager of Market Risk, the Financial Controller and other senior members of management.

Impact of Inflation

Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. The Bank no longer performs inflation accounting and has eliminated price level restatement in line with IFRS, but inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$21,452.57 as of December 31, 2008, Ch$20,942.88 as of December 31, 2009, Ch$20,834.45 as of September 30, 2009 and Ch$21,339.99 as of September 30, 2010. High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also negatively impact our results. In 2009, CPI deflation reached 1.4% compared to a rise of 7.1% and 7.8% in 2008 and 2007, respectively. CPI inflation year-to-date in the nine-month period ended September 30, 2010 increased 2.7% compared to a 0.6% decrease year-to-date in the nine-month period ended September 30, 2009. There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

•
UF-denominated assets and liabilities. In 2009, UF inflation was -2.4% compared to 9.3% in 2008. For the nine-month period ended September 30, 2010, UF inflation was 1.9% and -2.9% for the same period in 2009. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be negatively affected by inflation in any period in which our average UF-denominated interest bearing liabilities exceed our average UF-denominated interest earning assets. Our average UF-denominated interest earning assets exceeded our average UF-denominated interest bearing liabilities by Ch$3,092,340 million in the nine-month period ended September 30, 2010 compared to Ch$2,640,907 million in the same period in 2009. See “Selected Statistical Information ―Average Balance Sheets, Income Earned from Interest-Earning Assets And Interest Paid on Interest Bearing Liabilities.” In general, the Bank has more UF-denominated financial assets than UF-denominated financial liabilities. In the nine-month period ended September 30, 2010, the interest gained on interest earning assets denominated in UF increased 505% compared to the same period in 2009 as a result of the higher inflation rates. The interest paid on these liabilities reached Ch$223,068 during the nine-month period ended September 30, 2009, compared to negative results during the same period in 2009.

•
Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates. In order to keep this duration gap below regulatory limits the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. In the nine-month period ended September 30, 2010, the gain from the swaps taken in order to hedge mainly for inflation and interest rate risk totaled Ch$2,965 million compared to Ch$28,212 million in the same period in 2009.

	As of September 30,		% Change
Inflation sensitive income	2010	2009	2010/2009
	(In million of Chilean pesos)
Interest gained on UF assets(1)	405,419	67,014	505.0%
Interest paid on UF liabilities(1)	(223,068)	9,279	–%
Hedging results	2,965	28,212	(89.5%)
Net gain	185,316	104,505	77.3%

_____________
(1)           Excludes results from hedging

•
Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to changes to such prevailing rates varies. (See “Item 3: B. Operating Results–Interest Rates”). We maintain a substantial amount of non interest bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. The ratio of the average of such demand deposits to average interest-earning assets was 28.2% as of September 30, 2010 and 24.7% as of September 30, 2009.

Interest Rate Sensitivity

Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, changes in short term interest rates set by the Central Bank and movements in long term real rates. The Central Bank manages short term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities generally reprice sooner than our assets, changes in the rate of inflation or short term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Therefore, when short term interest rates fall, our net interest margin is positively impacted, but when short term rates increase, our interest margin is negatively affected. Our net interest margin also tends to be adversely affected in the short term by a decrease in inflation rates since generally our UF-denominated assets exceed our UF-denominated liabilities. An increase in long term rates has a positive effect on our net interest margin, because our interest earning assets generally have longer terms than our interest bearing liabilities. In addition, because our peso-denominated liabilities have relatively short repricing periods, they are generally more responsive to changes in inflation or short term rates than our UF-denominated liabilities. As a result, during periods when current inflation or expected inflation exceeds the previous period’s inflation, customers often switch funds from UF-denominated deposits to peso-denominated deposits, which generally bear higher interest rates, thereby adversely affecting our net interest margin.

As of September 30, 2010, the breakdown of maturities of assets and liabilities is as follows:

	As of September 30, 2010
	Up to 30 days	31-60 days	61-90 days	91-180 days	181-365 days	1-3 years	Over 3 years	Total
	(in millions of Ch$)
Interest-earning assets:
Cash and deposits in banks	1,522,587	–	–	–	–	–	–	1,522,587
Unsettled transactions	485,262	–	–	–	–	–	–	485,262
Trading investments	5,952	3,130	8,988	10,534	124,739	103,913	140,086	397,342
Investment, under resale agreements	64,995	–	–	–	–	–	–	64,995
Financial derivative contracts	110,507	54,444	39,433	119,057	184,779	323,417	824,733	1,656,370
Interbank loans	59,442	11,892	236	417	197	–	–	72,184
Commercial loans	1,300,383	619,709	446,790	706,311	851,687	1,733,603	2,519,852	8,178,335
Mortgage loans	83,339	17,113	17,696	53,292	107,286	440,277	3,779,796	4,498,799
Consumer loans	954,509	40,794	43,786	146,490	248,315	682,649	438,341	2,554,884
Available for sale investments	227,007	135,441	44,949	61,363	199,377	264,069	668,819	1,601,025
Total Interest-earning assets	4,813,983	882,523	601,878	1,097,464	1,716,380	3,547,928	8,371,627	21,031,783

Interest-bearing liabilities:
Deposits and other demand obligations	3,991,732	–	–	–	–	–	–	3,991,732
Unsettled transactions	426,453	–	–	–	–	–	–	426,453
Investments under repurchase agreements	141,102	7,030	1,536	265	27	–	–	149,960
Time deposits and other time liabilities	2,545,093	978,268	1,021,579	918,768	903,000	767,214	21,291	7,155,213
Financial derivative contracts	118,075	82,988	50,660	174,502	216,306	348,534	661,130	1,652,195
Interbank borrowings	117,648	189,713	126,822	310,602	859,289	123,927	–	1,728,001
Issued debt instruments	11,219	982	786	119,762	218,556	1,050,114	2,578,029	3,979,448
Other financial liabilities	34,254	678	668	1,687	2,157	8,440	116,320	164,204
Total interest-bearing liabilities	7,385,576	1,259,659	1,202,051	1,525,586	2,199,335	2,298,229	3,376,770	19,247,206
Asset/liability gap	(2,571,593)	(377,136)	(600,173)	(428,122)	(482,955)	1,249,699	4,994,857	1,784,577
Cumulative gap	(2,571,593)	(2,948,729)	(3,548,902)	(3,977,024)	(4,459,979)	(3,210,280)	1,784,577
_______________
(1)	Includes trading investments, investments under resale agreements and available for sale investments.

Foreign Exchange Fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. In 2009, the Chilean peso in relation to the U.S. dollar appreciated 19.5% compared to a 26.9% depreciation in 2008. Year-to-date as of September 30, 2010, the Chilean peso has appreciated 4.2% (See “Item 1: A. Selected Financial Data–Exchange Rates”). A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar). The translation gain or loss over assets and liabilities (including derivatives defined as for hedging purposes) is included as foreign exchange transactions in the income statement. The translation and mark–to–market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark–to–market and trading.

The composition of our assets, liabilities and equity at September 30, 2010, by currency are as follows:

	As of September 30, 2010
	Ch$ (1)	UF	US$	Total
	Ch$ million
Assets
Cash and deposits	1,028,293	–	494,294	1,522,587
Unsettled transactions	290,232	–	195,030	485,262
Trading investments	43,281	354,061	–	397,342
Investments under agreements to resell	64,995	–	–	64,995
Financial derivative contracts	1,656,370	–	–	1,656,370
Interbank loans	4,958	–	67,226	72,184
Loans and receivables from customers	6,356,629	7,481,766	964,791	14,803,186
Available for sale investments	1,193,230	396,664	11,131	1,601,025
Investments held to maturity	–	–	–	–
Investments in other companies	7,301	–	–	7,301
Intangible assets	69,975	–	–	69,975
Property, plant and equipment	160,435	–	–	160,435
Current taxes	5,948	–	–	5,948
Deferred taxes	130,067	–	–	130,067
Other assets (2)	323,732	29,876	309,355	662,963
Total assets	11,335,446	8,262,367	2,041,827	21,639,640
Liabilities
Deposits and other sight obligations	3,301,146	263,741	426,845	3,991,732
Unsettled transactions	236,313	–	190,140	426,453
Investment under agreements to repurchase	131,559	742	17,659	149,960
Deposits and other time deposits	3,904,725	2,133,139	1,117,349	7,155,213
Financial derivative contracts	1,652,195	–	–	1,652,195
Interbank borrowings	3,959	1,401	1,722,641	1,728,001
Issued debt instruments	283,634	2,472,103	1,223,711	3,979,448
Other financial liabilities	139,902	16,059	8,243	164,204
Current taxes	28,487	–	–	28,487
Deferred taxes	3,892	–	–	3,892
Provisions	163,710	–	–	163,710
Other liabilities (2)	157,037	35,150	173,887	366,074
Total liabilities	10,006,559	4,922,335	4,880,475	19,809,369
Equity
Attributable to owners of the parent	1,800,672	209,003	(4,556)	1,800,672
Capital	891,303	–	–	891,303
Reserves	51,539	–	–	51,539
Valuation adjustment	(13,928)	–	–	(13,928)
Retained earnings:
Retained earnings of prior periods	614,669	–	–	614,669
Net income for the period	367,270	209,003	(4,556)	367,270
Minus: Provision for mandatory dividends	(110,181)	–	–	(110,181)
Non-controlling interest	29,599	–	–	29,599
Total Equity	1,830,271	209,003	(4,556)	1,830,271
Total liabilities and equity	11,836,830	5,131,338	4,875,919	21,639,640

(1)	Includes the value of swap instruments and balances of executed transactions which contractually defer the payment of sales transactions or the delivery of foreign currency acquired.

(2)	Other assets and liabilities include the threshold position from derivative contracts.

Liquidity risk management

The Financial Management Division receives information from all the business units on the liquidity profile of their financial assets and liabilities, as well as breakdowns of other projected cash flows stemming from future businesses. On the basis of that information, Financial Management maintains a portfolio of liquid short–term assets, comprised mainly of liquid investments, loans and advances to other banks, to make sure the Bank has sufficient liquidity. The business units’ liquidity needs are met through short–term transfers from Financial Management to cover any short–term fluctuations and long–term financing to address all the structural liquidity requirements.

The Bank monitors its liquidity position every day, determining the future flows of its outlays and revenues. In addition, stress tests are performed at the close of each month, for which a variety of scenarios encompassing both normal market conditions and conditions of market fluctuation are used. The liquidity policy and procedures are subject to review and approval by the Bank’s Board. Periodic reports are generated by the Market Risk Department, providing a breakdown of the liquidity position of the Bank and its subsidiaries, including any exceptions and the corrective measures adopted, which are regularly submitted to the ALCO for review.

The Bank relies on customer (retail) and institutional deposits, obligations to banks, debt instruments, and time deposits as its main sources of funding. Although most obligations to banks, debt instruments and time deposits mature in over a year, customer (retail) and institutional deposits tend to have shorter maturities and a large proportion of them are payable within 90 days. The short–term nature of these deposits increases the Bank’s liquidity risk, and hence, the Bank actively manages this risk by continual supervision of the market trends and price management.

The Bank must comply with regulatory limits imposed by the SBIF and the Central Bank that are the following:

•
The sum of the liabilities with a maturity of less than 30 days may not exceed the sum of the assets with a maturity of less than 30 days by more than an amount greater than our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At September 30, 2010 the percentage of (i) our liabilities with a maturity of less than 30 days in excess of our assets with a maturity of less than 30 days to (ii) our capital and reserves, was 73%.

•
The sum of the liabilities in foreign currency with a maturity of less than 30 days may not exceed the sum of the assets in foreign currency with a maturity of less than 30 days by more than an amount greater than our capital. At September 30, 2010 the percentage of (i) our liabilities with a maturity of less than 30 days in foreign currency in excess of our assets in foreign currency with a maturity of less than 30 days to (ii) our capital and reserves, was 18%.

•
The sum of the liabilities with a maturity of less than 90 days may not exceed the sum of the assets with a maturity of less than 90 days by more than 2 times our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At September 30, 2010 the percentage of (i) our liabilities with a maturity of less than 90 days in excess of our assets with a maturity of less than 90 days to (ii) our capital and reserves, was 69%.

Market risk management

The Bank’s internal management of market risk is based chiefly on the procedures and standards of Santander Spain, which are in turn based on analysis of management in three principal components:

•	trading portfolio;

•	local financial management portfolio;

•	foreign financial management portfolio.

The trading portfolio is comprised chiefly of investments valued at fair market value and free of any restriction on their immediate sale, which are often bought and sold by the Bank with the intention of selling them in the short term to benefit from short–term price fluctuations. The financial management portfolios include all the financial investments not considered to be part of trading portfolio.

The ALCO has the overall responsibility for market risk. The Bank’s risk/finance department is responsible for formulating detailed management policies and applying them in the Bank’s operations, in conformity with the guidelines adopted by the ALCO and the Banco Santander de España Global Risk Department.

The department’s functions in related to trading portfolio imply the following:(i) apply the “Value at Risk” (VaR) techniques to measure the interest rate risk, (ii) adjust the trading portfolios to the market and measure the daily profit and loss from the commercial activities, (iii) compare the real VaR with the established limits, (iv) establish procedures to prevent losses in excess of predetermined limits and (v) furnish information on the trading activities to the ALCO, other members of the Bank’s management and the Santander – Spain Global Risk Department.

The department’s functions in relation to the financial management portfolios imply the following:(i) perform sensitivity simulations (as is explained below) to measure interest rate risk for the activities in local currency and the potential loss forecast by these simulations and (ii) provide daily reports thereon to the ALCO, other members of the Bank’s management, and the Santander – Spain Global Risk Department.

Market risk – management of trading portfolio

The Bank applies VaR methodologies to measure the market risk of its trading portfolio. The Bank has a consolidated commercial position comprised of fixed–income investments, foreign currency trading, and a minimal position in stock investments. This portfolio is comprised mostly of Central Bank of Chile bonds, mortgage bonds and locally issued, low–risk corporate bonds. At the end of the year, the trading portfolio included no stock portfolio investments.

For the Bank, the VaR estimate is made under the historical simulation methodology, which consists of observing the behavior of the profits and losses that would have occurred in the current portfolio if the market conditions for a given historical period had been in force, in order to infer the maximum loss on the basis of that information, with as given degree of confidence. The methodology has the advantage of precisely reflecting the historical distribution of the market variables and not requiring any assumptions regarding the distribution of specific probabilities. All the VaR measures are intended to determine the distribution function for a change in the value of a given portfolio, and once that distribution is known, to calculate the percentile related to the necessary degree of confidence, which will be equal to the value at risk by virtue of those parameters. As calculated by the Bank, the VaR is an estimate of the maximum expected loss of market value for a given portfolio over a 1–day horizon, with a 99.00% confidence level. It is the maximum 1–day loss that the Bank could expect to experience in a given portfolio, with a 99.00% confidence level. In other words, it is the loss that the Bank would expect to experience only 1.0% of the time. The VaR provides a single estimate of market risk which is not comparable from one market risk to another. Returns are calculated through the use of a 2–year time window or at least 520 data points obtained since the last reference date for calculation of the VaR going backward in time.

The Bank uses the VaR estimates to provide a warning when the statistically expected losses in its trading portfolio would exceed prudent levels, and hence, there are certain predetermined limits.

Limitations of the VaR model

When applying a calculation methodology, no assumptions are made regarding the probability distribution of the changes in the risk factors; the historically observed changes are used for the risk factors on which each position in the portfolio will be valued.

It is necessary to define a valuation function fj(xi) for each instrument j, preferably the same one used to calculate the market value and income of the daily position. This valuation function will be applied in each scenario to generate simulated prices for all the instruments in each scenario.

In addition, the VaR methodology is subject to the following limitations:

•
Changes in market rates and prices may not be independent and identically distributed random variables, and may not have a normal distribution; In particular, the assumption of normal distribution may underestimate the probability of extreme market movements;

•
The historical data used by the Bank may not provide the best estimate of the joint distribution of changes in the risk factors in the future, and any modification of the data may be inadequate; In particular, the use of historical data may fail to capture the risk of potential extreme and adverse market fluctuations, regardless of the time period used;

•
A 1–day time horizon may not fully capture the market risk positions which cannot be liquidated or covered in a single day; It would not be possible to liquidate or cover all the positions in a single day;

•	The VaR is calculated at the close of business, but trading positions may change substantially in the course of the trading day;

•	The use of a 99% degree of confidence does not take account of, or make any statement about, the losses that could occur outside of that degree of confidence; and

•	A model such as the VaR does not capture all the complex effects of the risk factors over the value of the positions or portfolios, and accordingly, it could underestimate potential losses.

At no time in the nine-month period ended September 30, 2010 did the Bank exceed the VaR limits in regard to the 3 components which comprise the trading portfolio: fixed–income investments, variable–income investments and foreign currency investments. The high, low, and average levels for each component as of September 30, 2010 and December 31, 2009 were as follows:

Consolidated	September 30, 2010	December 31, 2009
	(in millions of $US)
VaR:
High	11.18	9.79
Low	5.50	4.24
Average	7.79	5.98

Fixed–income investments:
High	11.37	9.14
Low	5.50	4.22
Average	7.80	5.87

Variable–income investments:
High	0.15	1.65
Low	0.02	0.04
Average	0.07	0.17

Foreign currency investments
High	3.91	7.02
Low	0.77	0.66
Average	1.70	2.31

Market risk – local and foreign financial management

The Bank’s financial management portfolio includes most of the Bank’s non–trading assets and liabilities, including the credit/loan portfolio. For these portfolios, investment and financing decisions are strongly influenced by the Bank’s commercial strategies.

The Bank uses a sensitivity analysis to measure the market risk of local and foreign currency (not included in the trading portfolio). The Bank performs a simulation of scenarios, which will be calculated as the difference between the present value of the flows in the chosen scenario (a curve with a parallel movement of 100 bp in all its segments) and their value in the base scenario (current market). All the inflation–indexed local currency (UF) positions are adjusted by a sensitivity factor of 0.57, which represents a 57 basis point change in the rate curve for the real rates and a 100 basis point change for the nominal rates. The same scenario is performed for the net foreign currency positions and the interest rates in US dollars. The Bank has also established limits in regard to the maximum loss which these interest rate movements could impose on the capital and net financial income budgeted for the year.

Limitations of the sensitivity models

The most important assumption is the use of a 100 basis point change in the yield curve (57 basis points for the real rates). The Bank uses a 100 basis point change because sudden changes of that magnitude are considered realistic. The Santander Spain Global Risk Department has established comparable limits by country, to be able to compare, monitor and consolidate the market risk by country in a realistic and orderly way. In addition, the sensitivity simulation methodology should be interpreted with consideration for the following limitations:

•
The simulation of scenarios assumes that the volumes remain in the Bank’s Consolidated General Balance Sheet and are always renewed at maturity, thereby omitting the fact that certain credit risk and prepayment considerations may affect the maturity of certain positions.

•	This model assumes an identical change along the entire length of the yield curve and takes no account of the different movements for different maturities.

•	The model takes no account of the sensitivity of volumes which results from interest rate changes.

•
The limits to losses of budgeted financial income are calculated on the basis of the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.

Market Risk – Financial management portfolio – September 30, 2010 and December 31, 2009

	September 30, 2010		December 31, 2009
	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity
Financial management portfolio – local currency (in millions of $Ch$)
Loss limit	37,300	152,300	37,264	127,000
High	14,628	126,306	17,711	123,834
Low	2,974	86,573	1,504	95,791
Average	9,391	113,377	6,404	107,239

Financial management portfolio – foreign currency (in millions of $US)
Loss limit	46.0	74.0	46	74
High	20.5	6.2	18.4	17.3
Low	0.4	0.3	1.2	1.5
Average	11.3	2.3	6.9	11.4

Financial management portfolio – consolidated (in millions of $Ch$)
Loss limit	37,300	152,300	37,264	127,000
High	17,885	126,309	17,724	123,836
Low	7,010	86,575	1,939	96,280
Average	11,411	113,387	8,188	107,495

Market risk –Regulatory method

The following table illustrates our market risk exposure according to the Chilean regulatory method, as of September 30, 2010. This report is sent to the Superintendency of Banks on a quarterly basis. Our maximum exposure to long-term interest rate fluctuations is set at 35% of regulatory capital and is approved by the board of directors.

Regulatory Market Risk	As of September 30, 2010
(Ch$ million)
Market risk of trading portfolio (EMR)
Interest rate risk of trading portfolio	70,952
Foreign currency risk of trading portfolio	6,209
Risk from interest rate options	60,567
Risk from foreign currency options	329
Total market risk of trading portfolio	138,057
10% x Risk-weighted assets	1,641,117
Subtotal	1,779,174
Limit = Regulatory Capital	2,429,461
Available margin	650,287

Non-trading portfolio market risk
Short-term interest rate risk	34,232
Inflation risk	47,098
Long-term interest rate risk	361,768
Total market risk of non-trading portfolio	443,098

Regulatory limit of exposure to short-term interest rate and inflation risk
Short-term exposure to interest rate risk	34,232
Exposure to inflation risk	47,098
Limit: 20% of (net interest income + net fee income sensitive to interest rates)	185,764
Available margin	104,434

Regulatory limit of exposure to long-term interest rate risk
Long-term exposure to interest rate risk	361,768
35% of regulatory capital	850,311
Available margin	488,543

Volume Limits

We have also developed volume limits, which place a cap on the actual size of the different portfolios being monitored.

Fixed Income: Volume Equivalent. This system is considered to be an additional limit to the size of our consolidated fixed income trading portfolio. This measure seeks to conform the different instruments in our fixed income trading portfolio and convert the portfolio into a single instrument with a duration of one year. Santander-Chile limits the size of this volume equivalent portfolio. The equivalent volume is calculated by the Market Risk and Control Department and limits are set by the ALCO with respect to the size of the volume equivalent portfolio.

Net Foreign Currency Trading Position: Maximum Net Position. We also set an absolute limit on the size of Santander-Chile’s consolidated net foreign currency trading position. At September 30, 2010, this was equal to US$200 million. The limit on the size of the net foreign currency position is determined by the ALCO and is calculated and monitored by the Market Risk and Control Department.

Derivative activities

At December 31, 2009, and September 30, 2010, derivatives are valued at market price on the balance sheet and the net unrealized gain (loss) on derivatives is classified as a separate line item on the income statement. In prior periods, the notional amounts were carried off the balance sheet. Banks must mark to market derivatives. A derivative financial instrument held for trading purposes must be marked to market and the unrealized gain or loss recognized in the income statement. The Superintendency of Banks recognizes three kinds of hedge accounting: (i) cash flow hedges, (ii) fair value hedges and (iii) hedging of foreign investments.

•
When a cash flow hedge exists, the fair value movements on the part of the hedging instrument that is effective are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.

•
When a fair value hedge exists, the fair value movements on the hedging instrument and the corresponding fair value movements on the hedged item are recognized in the income statement. Hedged items in the balance sheet are presented at their market value since 2006.

•
When a hedge of foreign investment exposure exists (i.e. investment in a foreign branch), the fair value movements on the part of the hedging instrument that is effective are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.

We classify some of our derivative financial instruments as being held for trading, due to the guidelines from the Superintendency of Banks. However, substantially all of our derivatives are not actually used for speculative purposes or trading. We use derivatives to hedge our exposure to foreign exchange, interest rate and inflation risks. We had the following derivative financial instruments portfolio as of September 30, 2010 and December 31, 2009:

	As of September 30, 2010
	Notional amounts			Fair Value
	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
	(Ch$ million)
Fair value hedge derivative instruments
Currency forwards	–	–	–	–	–
Interest rate swaps	83,614	–	690,811	12,673	1,335
Cross currency swaps	–	29,032	506,401	11,660	18,240
Call currency options	–	–	–	–	–
Call interest rate options	–	–	–	–	–
Put currency options	–	–	–	–	–
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	–	–	–	–	–

Subtotal	83,614	29,032	1,197,212	24,333	19,575

Cash Flow hedge derivative instruments
Currency forwards	–	–	–	–	–
Interest rate swaps	–	–	–	–	–
Cross currency swaps	297,445	179,434	985,313	30	97,992
Call currency options	–	–	–	–	–
Call interest rate options	–	–	–	–	–
Put currency options	–	–	–	–	–
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	–	–	–	–	–

Subtotal	297,445	179,434	985,313	30	97,992

Derivative instruments for trading
Currency forwards	11,076,885	3,767,978	4,160,871	320,221	382,918
Interest rate swaps	2,189,685	2,557,691	15,383,773	248,244	320,554
Cross currency swaps	551,561	1,072,825	11,736,421	1,061,725	827,459
Call currency options	37,773	12,653	17,400	185	450
Call interest rate options	2,490	34,228	85,480	91	1,461
Put currency options	17,524	1,980	4,587	229	1,525
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	122,705	–	–	1,312	261

Subtotal	13,998,623	7,447,355	31,388,532	1,632,007	1,534,628

Total	14,379,682	7,655,821	33,571,057	1,656,370	1,652,195

	As of December 31, 2009
	Notional amounts			Fair Value
	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
	(Ch$ million)
Fair value hedge derivative instruments
Currency forwards	–	–	–	–	–
Interest rate swaps	–	86,963	580,132	2,446	3,794
Cross currency swaps	–	26,079	583,035	16,972	805
Call currency options	–	–	–	–	–
Call interest rate options	–	–	–	–	–
Put currency options	–	–	–	–	–
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	–	–	–	–	–

Subtotal	–	113,042	1,163,167	19,418	4,599

Cash Flow hedge derivative instruments
Currency forwards	–	–	–	–	–
Interest rate swaps	–	–	–	–	–
Cross currency swaps	51,993	582,830	73,551	4,741	52,301
Call currency options	–	–	–	–	–
Call interest rate options	–	–	–	–	–
Put currency options	–	–	–	–	–
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	–	–	–	–	–

Subtotal	51,993	582,830	73,551	4,741	52,301

Derivative instruments for trading
Currency forwards	6,533,147	4,195,874	587,541	199,665	184,112
Interest rate swaps	2,418,161	4,240,574	9,618,573	243,965	330,975
Cross currency swaps	887,942	1,594,972	9,880,693	922,498	772,959
Call currency options	34,341	22,107	–	203	43
Call interest rate options	122	5,189	39,900	281	595
Put currency options	33,198	15,487	–	3,083	3,232
Put interest rate options	–	–	–	–	–
Interest rate future	–	–	–	–	–
Other Derivatives	29,320	–	–	24	90

Subtotal	9,936,231	10,074,203	20,126,707	1,369,719	1,292,006

Total	9,988,224	10,770,075	21,363,425	1,393,878	1,348,906

Other Subsidiaries

For VaR measurements and scenario simulations, our consolidated trading and consolidated non-trading portfolios do not consolidate the asset liability structure of the following subsidiaries:

•	Santander S.A. Corredores de Bolsa

•	Santander Asset Management S.A. Administradora General de Fondos

•	Santander S.A. Sociedad Securitizadora

•	Santander Corredores de Seguros Ltda.

•	Santander Servicios de Recaudación y Pagos Ltda.

The balance sheets of these subsidiaries are mainly comprised of non sensitive assets and liabilities, fixed assets and capital and in total only represent 2.4% of our total consolidated assets.

ITEM 10. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the nine-month period ended September 30, 2010, neither Santander-Chile nor any of its affiliates purchased any of Santander-Chile’s equity securities.

ITEM 11. EXHIBITS

(a) Index to Financial Statements

Condensed Consolidated Interim Financial Statements:
Condensed Consolidated Interim Statements of Financial Position at September 30, 2010 and December 31, 2009	F-3
Condensed Consolidated Interim Statements of Income for the quarters ended September 30, 2010 and September 30, 2009 and the nine month periods ended September 30, 2010 and September 30, 2009	F-4
Condensed Consolidated Interim Statements of Comprehensive Income for the quarters ended September 30, 2010 and September 30, 2009 and the nine month periods ended September 30, 2010 and September 30, 2009
F-5
Condensed Consolidated Interim Statements of Changes in Equity for the periods ended September 30, 2010 and September 30, 2009	F-6
Condensed Consolidated Interim Statements of Cash Flows for the periods ended September 30, 2010 and 2009	F-7
Notes to Condensed Consolidated Interim Financial Statements	F-9

Contents

Condensed Consolidated Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION	F-3
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME	F-4
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME	F-5
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY	F-6
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS	F-7
NOTE #01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED:	F-9
NOTE #02 - SIGNIFICANT EVENTS:	F-38
NOTE #03 - BUSINESS SEGMENTS:	F-42
NOTE #04 - CASH AND CASH EQUIVALENTS:	F-49
NOTE #05 - TRADING INVESTMENTS:	F-50
NOTE #06 - DERIVATIVE FINANCIAL INSTRUMENT AND HEDGE ACCOUNTING:	F-51
NOTE #07 - INTERBANK LOANS:	F-57
NOTE #08 – LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS LOANS:	F-58
NOTE #09 - AVAILABLE FOR SALE INVESTMENTS:	F-62
NOTE #10 - INTANGIBLES ASSETS:	F-63
NOTE #11 - PROPERTY, PLANT AND EQUIPMENT:	F-65
NOTE #12 - CURRENT TAXES AND DEFERRED TAXES:	F-68
NOTE #13 - OTHER ASSETS:	F-71
NOTE #14 - DEPOSITS AND OTHER LIABILITIES:	F-72
NOTE #15 - DEBT INSTRUMENTS ISSUED AND OTHER OBLIGATIONS	F-73
NOTE #16 - MATURITY OF ASSETS AND LIABILITIES:	F-79
NOTE #17 - OTHER LIABILITIES:	F-81
NOTE #18 - CONTINGENCIES AND COMMITMENTS:	F-82
NOTE #19 - EQUITY:	F-84
NOTE #20 - CAPITAL REQUIREMENTS (BASEL):	F-88
NOTE #21 - NON CONTROLLING INTERESTS:	F-90
NOTE #22 - INTEREST INCOME AND EXPENSE:	F-94
NOTE #23 - FEES AND COMMISSIONS:	F-96
NOTE #24 - INCOME FROM FINANCIAL OPERATIONS:	F-97
NOTE #25 - NET FOREIGN EXCHANGE INCOME:	F-97
NOTE #26 - PROVISION FOR LOAN LOSSES:	F-98
NOTE #27 - PERSONNEL SALARIES AND EXPENSES:	F-100
NOTE #28 - ADMINISTRATIVE EXPENSES:	F-101
NOTE #29 - DEPRECIATION AND AMORTIZATION:	F-102
NOTE #30 - OTHER OPERATING INCOME BEFORE LOAN LOSSES AND EXPENSES:	F-103
NOTE #31 - TRANSACTIONS WITH RELATED PARTIES:	F-105
NOTE #32 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES:	F-110
NOTE #33 - SUBSEQUENT EVENTS:	F-113

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
For periods ending

		As of September 30, 2010		As of December 31, 2009
	NOTE	ThUS$ (Note 1e)	MCh$	MCh$

ASSETS
Cash and deposits in banks	4	3,148,117	1,522,587	2,043,458
Unsettled transactions	4	1,003,333	485,262	468,134
Trading investments	5	821,549	397,342	798,539
Investments under resale agreements		134,384	64,995	14,020
Financial derivative contracts	6	3,424,729	1,656,370	1,393,878
Interbank loans, net	7	149,248	72,184	23,370
Loans and accounts receivable from customers, net	8	30,607,228	14,803,186	13,378,379
Available for sale investments	9	3,310,297	1,601,025	1,830,090
Held to maturity investments		-	-	-
Investments in other companies		15,096	7,301	7,417
Intangibles assets	10	144,681	69,975	77,260
Property, plant and equipment	11	331,717	160,435	184,122
Current taxes	12	12,298	5,948	4,541
Deferred taxes	12	268,928	130,067	94,844
Other assets	13	1,370,750	662,963	454,823
TOTAL ASSETS		44,742,355	21,639,640	20,772,875

LIABILITIES
Deposits and other demand liabilities	14	8,253,348	3,991,732	3,533,534
Unsettled transactions	4	881,739	426,453	275,474
Investments under repurchase agreements		310,059	149,960	1,114,605
Time deposits and other time liabilities	14	14,794,196	7,155,213	7,175,257
Financial derivative contracts	6	3,416,096	1,652,195	1,348,906
Interbank borrowings		3,572,834	1,728,001	2,046,790
Issued debt instruments	15	8,227,950	3,979,448	2,924,676
Other financial liabilities	15	339,510	164,204	146,911
Current taxes	12	58,900	28,487	63,831
Deferred taxes	12	8,047	3,892	3,380
Provisions		338,489	163,710	186,212
Other liabilities	17	756,899	366,074	263,396
TOTAL LIABILITIES		40,958,067	19,809,369	19,082,972

EQUITY

Attributable to Bank shareholders:		3,723,089	1,800,672	1,660,104
Capital	19	1,842,868	891,303	891,303
Reserves	19	106,563	51,539	51,539
Valuation accounts	19	(28,798)	(13,928)	(26,804)
Retained earnings		1,802,456	871,758	744,066
Retained earnings from prior years	19	1,270,896	614,669	441,976
Income for the period	19	759,371	367,270	431,557
Minus: Provision for mandatory dividends		(227,811)	(110,181)	(129,467)
Non controlling interest	21	61,199	29,599	29,799

TOTAL EQUITY		3,784,288	1,830,271	1,689,903

TOTAL LIABILITIES AND EQUITY		44,742,355	21,639,640	20,772,875

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

		For the quarter ending as of September 30,			For the 9-month period ending as of September 30,
		2010		2009	2010		2009
	NOTE	ThUS$ (Note 1e)	MCh$	MCh$	ThUS$ (Note 1e)	MCh$	MCh$

OPERATING INCOME

Interest income	22	734,922	355,445	279,880	2,161,898	1,045,602	865,415
Interest expense	22	(247,640)	(119,771)	(62,627)	(698,331)	(337,748)	(234,278)
Net interest income		487,282	235,674	217,253	1,463,567	707,854	631,137

Fee and commission income	23	176,531	85,379	79,584	511,415	247,346	235,424
Fee and commission expense	23	(39,167)	(18,943)	(14,828)	(110,412)	(53,401)	(45,892)
Net fee and commission income		137,364	66,436	64,756	401,003	193,945	189,532

Net income from financial operations (net trading income)	24	(93,183)	(45,068)	51,447	107,404	51,946	52,013
Foreign exchange profit (loss), net	25	138,077	66,781	(19,937)	50,410	24,381	77,968
Other operating income	30	4,270	2,065	1,561	53,398	25,826	4,623
Net operating profit before loan losses		673,810	325,888	315,080	2,075,782	1,003,952	955,273

Provision for loan losses	26	(170,965)	(82,687)	(79,122)	(431,771)	(208,826)	(266,093)

NET OPERATING PROFIT		502,845	243,201	235,958	1,644,011	795,126	689,180

Personnel salaries and expenses	27	(130,942)	(63,330)	(55,751)	(382,345)	(184,921)	(167,846)
Administrative expenses	28	(78,534)	(37,983)	(34,955)	(226,906)	(109,743)	(102,661)
Depreciation and amortization	29	(23,352)	(11,294)	(12,069)	(74,903)	(36,227)	(34,655)
Impairment	11	(1,991)	(963)	-	(9,645)	(4,665)	-
Other operating expenses	30	(28,531)	(13,799)	600	(76,134)	(36,822)	(24,670)

TOTAL OPERATING EXPENSES		(263,350)	(127,369)	(102,175)	(769,933)	(372,378)	(329,832)

OPERATING INCOME		239,495	115,832	133,783	874,078	422,748	359,348

Income from investments in other companies		1,720	832	97	2,429	1,175	863
Income before tax		241,215	116,664	133,880	876,507	423,923	360,211
Income tax expense	12	(20,658)	(9,991)	(22,585)	(117,341)	(56,752)	(60,673)

CONSOLIDATED INCOME FOR THE PERIOD		220,557	106,673	111,295	759,166	367,171	299,538

Attributable to:
Bank shareholders (Equity holders of the Bank)		217,626	105,255	110,619	759,371	367,270	294,725
Non controlling interest	21	2,931	1,418	676	(205)	(99)	4,813

Earnings per share attributable to Bank shareholders:
(expressed in Chilean pesos and US dollars)
Basic earning		1.156	0.559	0.587	4.030	1.949	1.564
Diluted earning		1.156	0.559	0.587	4.030	1.949	1.564

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

		For the quarter ending as of September 30,			For the 9-month period ending as of September 30,
		2010		2009	2010		2009
	NOTE	ThUS$ (Note 1e)	MCh$	MCh$	ThUS$ (Note 1e)	MCh$	MCh$

CONSOLIDATED INCOME FOR THE PERIOD		220,557	106,673	111,295	759,166	367,171	299,538

OTHER COMPREHENSIVE INCOME

Available for sale investments	9	(6,046)	(2,924)	(13,029)	9,916	4,796	(2,791)
Cash flow hedge		15,369	7,433	(10,085)	21,309	10,306	(27,502)

Other comprehensive income before income tax		9,323	4,509	(23,114)	31,225	15,102	(30,293)

Income tax related to other comprehensive income	12	(1,083)	(524)	3,930	(4,807)	(2,325)	5,150

Total other comprehensive income		8,240	3,985	(19,184)	26,418	12,777	(25,143)

CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD		228,797	110,658	92,111	785,584	379,948	274,395

Attributable to:
Bank shareholders		226,444	109,520	91,817	785,994	380,146	269,276
Non controlling interest	21	2,353	1,138	294	(410)	(198)	5,119

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
For the periods ending as of September 30, 2010 and 2009 (in millions of pesos)

		RESERVES		VALUATION ADJUSTMENTS			RETAINDED EARNINGS
	Capital	Reserves and other retained earnings	Merger of companies under common control	Available for sale investments	Cash Flow hedge	Income tax	Retainded earnings from prior periods	Income for the period	Provision for mandatory dividends	Total attributable to shareholders	Non controlling interest	TOTAL EQUITY

Equity as of December 31, 2008	891,313	53,763	(2,224)	(19,972)	10,873	1,547	241,048	413,370	(97,938)	1,491,770	25,879	1,517,649
Distribution of income from previous period	-	-	-	-	-	-	413,370	(413,370)	-	-	-	-

Equity as of January 1, 2009	891,313	53,763	(2,224)	(19,972)	10,873	1,547	654,418	-	(97,938)	1,491,770	25,879	1,517,649
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	5,600	5,600
Dividends distributions/Withdrawals made	-	-	-	-	-	-	(213,295)	-	98,444	(114,851)	(5,174)	(120,025)
Other changes in equity	-	-	-	-	-	-	(2)	-	-	(2)	(537)	(539)
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(88,417)	(88,417)	-	(88,417)
Subtotal	-	-	-	-	-	-	(213,297)	-	10,027	(203,270)	(111)	(203,381)
Other comprehensive income	-	-	-	(3,158)	(27,502)	5,211	-	-	-	(25,449)	306	(25,143)
Income for the period	-	-	-	-	-	-	-	294,725	-	294,725	4,813	299,538
Subtotal	-	-	-	(3,158)	(27,502)	5,211	-	294,725	-	269,276	5,119	274,395

Equity as of September 30, 2009	891,313	53,763	(2,224)	(23,130)	(16,629)	6,758	441,121	294,725	(87,911)	1,557,776	30,887	1,588,663
Equity as of December 31, 2009	891,313	53,763	(2,224)	(29,132)	(3,162)	5,460	441,976	431,557	(129,467)	1,660,104	29,799	1,689,903
Distribution of income from previous period	-	-	-	-	-	-	431,557	(431,557)	-	-	-	-

Equity as of January 1, 2010	891,313	53,763	(2,224)	(29,132)	(3,162)	5,490	873,533	-	(129,467)	1,660,104	29,799	1,689,903
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions / Withdrawals made	-	-	-	-	-	-	(258,752)	-	129,467	(129,285)	-	(129,285)
Other changes in equity	-	-	-	-	-	-	(112)	-	-	(112)	(2)	(114)
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(110,181)	(110,181)	-	(110,181)
Subtotal	-	-	-	-	-	-	(258,864)	-	19,286	(239,578)	(2)	(239,580)
Other comprehensive income	-	-	-	4,915	10,306	(2,345)	-	-	-	12,876	(99)	12,777
Income for the period	-	-	-	-	-	-	-	367,270	-	367,270	(99)	367,171
Subtotal	-	-	-	4,915	10,306	(2,345)	-	367,270	-	380,146	(198)	379,948

Equity as of September 30, 2010	891,313	53,763	(2,224)	(24,217)	7,144	3.145	614,669	367,270	(110,181)	1,800,672	29,599	1,830,271

Period	Total attributable to shareholders	Allocated to reserves or retained earnings	Allocated to dividends	Percentage distributed	Dividends per share (in pesos)
- Year 2008 (Shareholders Meeting April 2009)	328,146	114,851	213,295	65%	1,132
- Year 2009 (Shareholders Meeting April 2010)	431,253	150,393	258,752	60%	1,373

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For periods ending

		As of September 30,		As of September 30,
CASH FLOW STATEMENT		2010		2009
	NOTE	ThUS$	MCh$	MCh$
A - CASH FLOWS FROM OPERATING ACTIVITIES:
INCOME BEFORE TAX		876,507	423,923	360,211
Debits (credits) to income that do not represent cash flows		(1,331,263)	(643,865)	(536,824)
Depreciation and amortization	29	74,903	36,227	34,655
Impairment of property, plant and equipment	11	9,645	4,665	-
Provision for loan losses	26	480,473	232,381	297,616
Mark to market of trading investment		12,703	6,144	(40,472)
Net gain on investment in other		(2,429)	(1,175)	(863)
Net gain on sale of assets received in lieu of payment	30	(2,578)	(1,247)	(354)
Provision assets received in lieu of payment		8,533	4,127	2,967
Net gain on sale of investments in other companies	30	-	-	(1,859)
Net gain on sale of property, plant and equipment	30	(27,381)	(13,243)	(461)
Net interest income	22	(1,463,567)	(707,854)	(631,137)
Net fee and commission income	23	(401,003)	(193,945)	(189,532)
Other non monetary charges		55,220	26,707	-
Changes in assets and liabilities due to deferred taxes	12	(75,782)	(36,652)	(7,384)

Increase/decrease in operating assets and liabilities		(229,440)	(110,969)	350,661
(Increase) decrease of loans and accounts receivable from customers		(3,495,584)	(1,690,639)	722,404
Decrease of financial investments		1,403,668	678,884	150,144
Decrease due to resale agreements		105,396	50,975	16,086
(Increase) decrease of interbank loans		(100,928)	(48,814)	31,024
Decrease of assets received or awarded in lieu of payment		39,857	19,277	26,877
Increase of debits in checking accounts		480,153	232,226	137,795
(Decrease) of time deposits and other time liabilities		(43,188)	(20,888)	(2,055,642)
Increase of obligations with domestic banks		(54,380)	(26,301)	(5,001)
Increase of other demand liabilities or time obligations		373,036	180,419	82,157
Increase (decrease) of obligations with foreign banks		(603,953)	(292,102)	322,789
Decrease of obligations with the Central Bank of Chile		(930)	(450)	(970)
Increase (decrease) of repurchase agreements		(2,042,039)	(987,632)	243,800
Decrease of other short-term liabilities		1,238	599	14,843
Net increase (decrease) of other assets and liabilities		99,651	48,196	(357,643)
Issuance of letters of credit		-	-	4,506
Redemption of letters of credit		(148,506)	(71,825)	(82,264)
Senior bonds issuances		2,455,166	1,187,441	302,243
Redemption of senior bonds and interests payments		(431,097)	(208,500)	(39,079)
Subordinated bonds issuances		201,989	97,692	6,275
Redemption of subordinated bonds and interests payments		(59,210)	(28,637)	(22,022)
Interest received		2,127,270	1,028,854	1,242,590
Interest paid	24	(815,906)	(394,613)	(520,068)
Dividends received from investments in other companies	24	1,977	956	799
Fees and commissions received	13	511,415	247,346	235,424
Fees and commissions paid		(110,412)	(53,401)	(45,892)
Income tax		(124,123)	(60,032)	(60,514)
Net cash from (used in) operating activities		(684,196)	(330,911)	174,048

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For periods ended

		As of September 30,		As of September 30,
CASH FLOW STATEMENT		2010		2009
	NOTE	ThUS$	MCh$	MCh$
B - CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant and equipment	11	(15,945)	(7,712)	(11,978)
Sales of property, plant and equipment		30,137	14,576	12,234
Purchases of investments in other companies		275	133	(32)
Sales of investments in other companies		91	44	76
Purchases of intangible assets	10	(25,339)	(12,255)	11,643
Net cash from (used in) investment activities		(10,781)	(5,214)	11,943

C - CASH FLOW FROM FINANCING ACTIVITIES:

From shareholders’ financing activities		(534,998)	(258,752)	(213,295)
Dividends paid		(534,998)	(258,752)	(213,295)
From non controlling interest financing activities		-	-	426
Increases of capital		-	-	5,600
Dividends and/or withdrawals paid		-	-	(5,174)
Net cash used in financing activities		(534,998)	(258,752)	(212,869)

D - NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		(123,736)	(59,845)	(26,878)
E - EFFECTS OF FOREIGN EXCHANGE RATE VARIATIONS ON CASH AND CASH EQUIVALENTS		(1,229,975)	(594,877)	36,331
F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		4,623,422	2,236,118	1,048,264
FINAL BALANCE OF CASH AND CASH EQUIVALENTS	4	3,269,711	1,581,396	1,057,717

Provision for loan losses conciliation

	As of September 30,
	2010	2009
	MCh$	MCh$
Provision for loan losses (Condensed Consolidated Statements of Income)	208,826	266,093
Recoveries of loans previously charged-off (Note 26)	23,555	31,523
Provision for loan losses (Condensed Consolidated Statements of Cash Flows)	232,381	297,616

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE#01 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED:

Corporate Information

Banco Santander Chile (formerly Banco Santiago) is a corporation (sociedad anónima bancaria) organized under the laws of the Republic of Chile, that provides a broad range of general banking services to its customers, from individuals to major corporations. Banco Santander Chile and its affiliates (collectively referred to herein as the “Bank” or “Banco Santander Chile”) offer commercial and consumer banking services, and provide other services, including factoring, collection, leasing, securities and insurance brokerage, mutual and investment fund management, and investment banking.

A Special Meeting of Shareholders of Banco Santiago was held on July 18, 2002, the minutes of which were notarized as a public deed on July 19, 2002 at the Notarial Office of Santiago before Notary Nancy de la Fuente Hernández, and it was agreed to merge Banco Santander Chile with Banco Santiago by merging the former into the latter, which acquired the former’s assets and liabilities. It was likewise agreed to dissolve Banco Santander Chile in advance and change the name of Banco Santiago to Banco Santander Chile. This change was authorized by Resolution No.79 of the Superintendency of Banks and Financial Institutions, adopted on July 26, 2002, published in the Official Journal on August 1, 2002 and registered on page 19,992 under number 16,346 for the year 2002 in the Registry of Commerce of the Curator of Real Estate of Santiago.

In addition to the amendments to the bylaws discussed above, the bylaws have been amended on multiple occasions, the last time at the Special Shareholders Meeting of April 24, 2007, the minutes of which were notarized as a public deed on May 24, 2007 at the Notarial Office of Nancy de la Fuente Hernández. This amendment was approved pursuant to Resolution No.61 of June 6, 2007 of the Superintendency of Banks and Financial Institutions. An extract thereof and the resolution were published in the Official Journal of June 23, 2007 and registered in the Registry of Commerce for 2007 on page 24,064 under number 17,563 of the aforementioned Curator.

By means of this last amendment, Banco Santander Chile, pursuant to its bylaws and as approved by the Superintendency of Banks and Financial Institutions, may also use the names Banco Santander Santiago or Santander Santiago or Banco Santander or Santander.

a)	Basis of preparation

These Condensed Consolidated Financial Statements have been prepared in accordance with the International Accounting Standard (IAS) N°34: “Interim Financial Reporting”, issued by the International Accounting Standards Board (IASB).

The securities exchange regulator (“SVS”) announced in 2004 that all public companies will required to present full International Financial Reporting Standards (IFRS) financial statements beginning in 2009. The convergence from Chilean GAAP to IFRS will follow a gradual adoption plan which will take place over at least a three-year period from 2009 to 2011, beginning with financial institutions in 2009. Full convergence is the intended goal of the transition to IFRS. However, due to the gradual approach to the adoption of the IFRS and because not all regulators require full IFRS, different accounting frameworks will coexist for a period of time.

Chilean banks are subject to the regulatory supervision of the Superintendency of Banks and Financial Institutions (“SBIF”) under the provisions of the General Banking Act (“Act”) of 1997. The Act establishes that in accordance with legal regulations, Chilean Banks must abide by the accounting standards stipulated by the SBIF.

In the framework of the strategic plan, the SBIF, by means of Circular No. 3,410 (2007) and Circular No. 3,443 (2008) announced the “Compendium of Accounting Standards”, which contains the new accounting standards and reporting formats for the financial industry required to be adopted by banking institutions effective January 1, 2009. Banks were required to apply the new accounting and reporting to the 2009 period financial statements and to retrospectively apply the new standard to January 1, 2008 and include an opening balance sheet for the reporting period ended December 31, 2008.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE#01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED, continued:

Although banks are required to apply IFRS as of January 1, 2009, certain exceptions introduced by the regulator prevent the banks from achieving full convergence. In those situations which are not addressed by the guidance issued by the SBIF, institutions must follow the generally accepted accounting principles issued by the Association of Chilean Accountants which coincide with IFRS as issued by the International Accounting Standard Board (IASB).

However, in order to comply with requirements of the Securities and Exchange Commission (SEC), the Bank has prepared its financial statements under IFRS as issued by the International Accounting Standard Board (IASB).

Santander’s transition date is January 1, 2008. The Bank prepared its opening balance under these standards as of such date. Consequently, the date of adoption of the new standards by the Bank and its subsidiaries is January 1, 2009.

The Notes to the financial statements contain additional information to that submitted in the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows. These statements provide a narrative description of such statements in a clear, reliable and comparable manner.
The financial statements for the period ending as of December 31, 2009 were the first prepared according to the International Financial Reporting Standards issued by IASB. This legislation incorporates the following important aspects:

- Significant changes in accounting policies, valuation criteria, and forms of presentation of financial statements.
- A significant increase in the information included in the notes to the financial statements.

For purposes of these financial statements we use certain terms and conventions. References to “US$”, “U.S. dollars” and “dollars” are to United States dollars, references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.

The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$20,942.88 as of December 31, 2009 and Ch$21,339.99 as of September 30, 2010.  In 2010, UF inflation was 0.3% compared to -2.4% in 2009. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

The main accounting policies adopted in preparing these financial statements are described below.

b)	Basis of consolidation for the Consolidated Financial Statements

The Consolidated Financial Statements include the preparation of separate (individual) financial statements of the Bank and the companies that participate in the consolidation of September 30, 2010 and 2009 and December 31, 2009, and include the adjustments and reclassifications needed to make the accounting policies and valuation criteria applied by the IFRS.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE#01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED, continued:

Subsidiaries

“Subsidiaries” are defined as entities over which the Bank has the ability to exercise control, which is generally but not exclusively reflected by the direct or indirect ownership of at least 50% of the investee’s voting rights, or even if this percentage is lower or zero when the Bank is granted control pursuant to agreements with the investee’s shareholders. Control is understood as the power to significantly influence the investee’s financial and operating policies, so as to profit from its activities.

The financial statements of the Subsidiaries are consolidated with those of the Bank through the global integration method (line by line). Accordingly, all the balances and transactions between the consolidated companies are eliminated through the consolidation process.

In addition, third parties’ shares in the Consolidated Bank’s equity are presented as “Non controlling interests” in the Consolidated Statement of Financial Position. Their shares in the year’s income are presented under “Non controlling interests” in the Consolidated Statement of Income.

The following companies are considered “Subsidiaries” and are consolidated into the Bank’s financial statements:

	Percentage Share
	As of September 30,			As of December 31,			As of September 30,
	2010			2009			2009
	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %

Santander Corredora de Seguros Limitada (formerly Santander Leasing S.A.) (*)	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander S.A. Corredores de Bolsa	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asset Management S.A. Administradora General de Fondos	99.96	0.02	99.98	99.96	0.02	99.98	99.96	0.02	99.98
Santander Agente de Valores Ltda.	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Santander Servicios de Recaudación y Pagos Limitada	99.90	0.10	100.00	99.90	0.10	100.00	99.90	0.10	100.00

(*)This Company was merged pursuant to Articles 9 and 10 of Law 18,045 and the dispositions IFRS 3 “Business Combinations”, at a Special Shareholders’ Meeting of the Subsidiary Santander Corredora de Seguros S.A. held on October 1, 2008, at which the merger by absorption of the Subsidiary Santander Corredora de Seguros Limitada by Santander Corredores de Seguros S.A. (formerly Santander Leasing S.A.) was approved. During 2008, Santander Leasing S.A. changed its corporate name to Santander Corredora de Seguros S.A. due to its subsequent merger with Santander Corredora de Seguros Limitada; it thereafter changed its corporate name again, ultimately becoming Santander Corredora de Seguros Limitada.

Affiliates entities

Associated entities are those entities over which the Bank may exercise significant influence but not control or joint control, usually because it holds 20% or more of the entity’s voting power. Investments in associated entities are accounted for pursuant to the “equity method.”

The following companies are considered “Affiliates entities” in which the Bank accounts for its participation pursuant to the equity method:

	Percentage of Interest
	As of September 30,	As of December 31,	As of September 30,
	2010	2009	2009
Redbank S.A.	33.42%	33.42%	33.42%
Transbank S.A.	32.71%	32.71%	32.71%
Centro de Compensación Automatizado	33.33%	33.33%	33.33%
Sociedad Interbancaria de Depósito de Valores S.A.	29.28%	29.28%	29.28%
Cámara Compensación de Alto Valor S.A.	11.52%	11.52%	11.52%
Administrador Financiero del Transantiago S.A.	20.00%	20.00%	20.00%
Sociedad Nexus S.A.	12.90%	12.90%	12.90%

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE#01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED, continued:

Special Purpose Entities

According to IFRS, the Bank must continuously analyze its perimeter of consolidation.  The key criteria for such analysis is the degree of control held by the Bank over a given entity, not the percentage of holding in such entity’s equity.

In particular, as set forth by International Accounting Standard 27 “Consolidated and Separate Financial Statements” (IAS 27) and by the Standard Interpretations Committee 12 “Consolidation — Special Purpose Entities” (SIC 12), issued by the IASB, the Bank must determine the existence of Special Purpose Entities (SPEs), which must be included in its perimeter of consolidation. The following are the main characteristics for SPEs that should be included in the perimeter of consolidation:

•	The SPEs’ activities have essentially been conducted on behalf of the company that presents the consolidated financial statements and in response to its specific business needs.
•
The necessary decision making authority is held to obtain most of the benefits from these entities’ activities, as well as the rights to obtain most of the benefits or other advantages from such entities.

•	The entity essentially retains most of the risks inherent to the ownership or residuals of the SPEs or its assets, for the purpose of obtaining the benefits from its activities.

This assessment is based on methods and procedures which consider the risks and profits retained by the Bank, for which all the relevant factors, including the guarantees furnished or the losses associated with collection of the related assets retained by the Bank, are taken into account. As a consequence of this assessment, the Bank concluded that it exercised control over the following entities:

- Santander Gestión de Recaudación y Cobranza Limitada.
- Multinegocios S.A.
- Servicios Administrativos y Financieros Limitada.
- Fiscalex Limitada.
- Multiservicios de Negocios Limitada.
- Bansa Santander S.A.

When the initial assessment was performed, Multimedios S.A. was considered into the perimeter of consolidation of the Bank because of its mainly source of revenues came from transactions with the Bank and, as a result, the Bank exercised control over it. At the beginning of 2009, this company changed its line of business and as a result its income no longer depended mainly on transactions with the Bank. Consequently, it was determined that the Bank no longer exercised control over it and therefore should be excluded from the perimeter of consolidation since March 2009.

Investments in other companies

Entities in which the Bank has no control or significant influence are presented in this category. These holdings are shown at purchase value (historical cost).

c)	Non controlling interests

Non controlling interest represents the portion of earnings and losses and net assets which the Bank does not own, either directly or indirectly. It is presented separately in the Consolidated Statement of Income, and separately from shareholders equity in the Consolidated Statement of Financial Position.

In the case of Special Purpose Entities (SPEs), 100% of their Income and Equity is presented in non controlling interest, since the Bank only has control but not actual ownership thereof.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE#01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED, continued:

d)	Operating segments

The Bank discloses separate information for each operating segment that:

i.	has been identified;
ii.	exceeds the quantitative thresholds stipulated for a segment.

Operating segments with similar economic characteristics often have a similar long-term financial performance. Two or more segments can be combined only if aggregation is consistent with the basic principles of the International Financial Reporting Standards (IFRS) 8 and the segments have similar economic characteristics and are similar in each of the following respects:

i.	the nature of the products and services;
ii.	the nature of the production processes;
iii.	the type or category of customers that use their products and services;
iv.	the methods used to distribute their products or services; and
v.	if applicable, the nature of the regulatory framework, for example, banking, insurance, or utilities.

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds:

i.	Its reported income, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external income of all the operating segments.
ii.
The absolute value of its reported profit or loss is 10% or more, in absolute terms, of the greater of: (i) the combined reported profit of all the operating segments that did not report a loss; (ii) the combined reported loss of all the operating segments that reported a loss.

iii.	Its assets represent 10% or more of the combined assets of all the operating segments.

Operating segments that do not reach any of the quantitative thresholds may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it could be useful for the users of the financial statements.

Information on other business activities of the operating segments not separately reported is combined and disclosed in the “Other segments” category.

According to the information presented, the Bank’s segments were determined under the following definitions:

Operating segments: An operating segment is a component of an entity:

i.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity);
ii.	whose operating results are regularly reviewed by the entity’s chief executive officer to make decisions about resources allocated to the segment and assess its performance; and
iii.	for which separate financial information is available.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE#01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED, continued:

e)	Functional and presentation currency

According to International Accounting Standard No.21 (IAS 21), the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency which influences its structure of costs and revenues, has been defined as the functional and presentation currency.

Accordingly, all the balances and transactions denominated in currencies other than the Chilean Peso are treated as “foreign currency.”

For presentation purposes we had translated million Chilean pesos (MCh$) into thousand US dollars (ThUS$) using the rate as indicated below, for the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income and for the Consolidated Statement of Cash Flow for the period ended as of September 30, 2010.

f)	Foreign currency transactions

According to IAS 29 “Financial Reporting in Hyperinflationary Economies,” a price-level restatement is applicable only when the entity’s functional currency is a currency corresponding to a hyperinflationary economy (an economy with 100% inflation during a 3-year period). Since the Chilean economy does not fulfill this requirement, it is not necessary for the Bank to use price-level restatement.

Furthermore, the Bank grants loans and accepts deposits in amounts denominated in foreign currencies, mainly the U.S. dollar. Assets and liabilities denominated in foreign currencies and only held by the Bank are translated to Chilean pesos based on the market rate published by Reuters at 1:30 p.m. on the last business day of every month; the rate used was Ch$483.65 per US$1 as of September 30, 2010 (Ch$549.75 per US$1 as of September 30, 2009 and Ch$507.25 per US$1 as of December 31, 2009). The Subsidiaries record their foreign currency positions at the exchange rate reported by the Central Bank of Chile at the close of operations on the last business day of the month, amounting to Ch$485.23 per US$1 as of September 30, 2010 (Ch$546.07 per US$1 as of September 30, 2009 and Ch$507.10 per US$1 as of December 31, 2009).

Since the use of these exchange rates does not create significant differences, these criteria have been kept in the consolidated financial statements.

The amounts of net foreign exchange profits and losses includes recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE#01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED, continued:

g)	Definitions and classification of financial instruments

i.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of one entity, and simultaneously to a financial liability or equity instrument of another entity.

A “capital instrument” or “net equity instrument” is a legal transaction that evidences a residual interest in the assets of the entity which issues it after deduction of all its liabilities.

A “financial derivative” is a financial instrument whose value changes in response to the changes in an observable market variable (such as an interest rate, a foreign exchange rate, a financial instrument price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

ii.	Classification of financial assets for measurement purposes

The financial assets are initially classified into the various categories used for management and measurement purposes.

Financial assets are included for measurement purposes in one of the following categories:

-
Portfolio of trading investments (at fair value with the changes recorded in the Consolidated Statement of Income): this category includes the financial assets acquired for the purpose of generating a profit in the short term from fluctuations in their prices. This category includes the portfolio of trading investments and financial derivative contracts not designated as hedging instruments.

-
Available-for-sale investment instrument portfolio: debt instruments not classified as “held-to-maturity investments,” “Credit investments (loans and accounts receivable from customers or interbank loans)” or “Financial assets at fair value through profit or loss.” Available for sale investments are initially recorded at cost, which includes transactional costs. Available-for-sale instruments are subsequently valued at their fair value, or based on appraisals made with the use of internal models when appropriate. Unrealized profits or losses stemming from changes of fair value are recorded as a debit or credit to equity accounts (“Valuation accounts”). When these investments are divested or become impaired, the adjustments to accumulated fair value in equity are transferred to the Consolidated Statement of Income under “Net income from financial operations.”

-
Held-to-maturity instrument portfolio: this category includes debt securities traded on an active market, with a fixed maturity, and with fixed or determinable payments, for which the Bank has both the intent and a proven ability to hold to maturity. Held to maturity investments are recorded at their cost plus interest earned, minus provisions for impairment established when their recorded value exceeds the estimated recoverable value.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE#01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED, continued:

-
Credit investments (loans and accounts receivable from customers or interbank loans): this category includes financing granted to third parties, based on their nature, regardless of the type of borrower and the form of financing. Includes loans and accounts receivable from customers, interbank loans, and financial lease transactions in which the consolidated entities act as lessors.

iii.	Classification of financial assets for presentation purposes

Financial assets are classified by their nature into the following line items in the consolidated financial statements:

-
Cash and deposits in banks: Cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts placed in overnight transactions will continue to be reported in this line item and in the lines or items to which they correspond. If there is no special item for these transactions, they will be included with the related account as indicated above.

-
Unsettled transactions: This item includes the values of swap instruments and balances of executed transactions which contractually defer the payment of purchase-sale transactions or the delivery of the foreign currency acquired.

-
Trading investments: This item includes financial instruments intended to be traded and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

-
Financial derivative contracts: Financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or hedging, as shown in Note 6 to the Consolidated Financial Statements.

-	Trading derivatives: Includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

-
Hedging derivatives: Includes the fair value of derivatives designated as hedging instruments in hedge accounting, including the embedded derivatives separated from the hybrid financial instruments designated as hedging instruments in hedge accounting.

-	Interbank loans: This item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in the preceding items.

-
Loans and accounts receivable from customers: These loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and benefits incidental to the leased asset, the transaction is presented in loans.

-
Investment instruments: These are classified into two categories: held-to-maturity investments and available-for-sale instruments. The held-to-maturity investment category includes only those instruments for which the Bank has the ability and intent to hold them until their maturity. Other available for sale investments are treated as available for sale.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE#01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED, continued:

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are initially classified into the various categories used for management and measurement purposes.

Financial liabilities are classified for measurement purposes into one of the following categories:

-
Financial liabilities held for trading (at fair value through profit or loss): Financial liabilities issued to generate a short-term profit from fluctuations in their prices, financial derivatives not deemed to qualify for hedge accounting and financial liabilities arising from definitive sales of financial assets purchased under resale agreements or borrowed (“short positions”).

-
Financial liabilities at amortized cost: financial liabilities, regardless of their type and maturity, not included in any of the aforementioned categories which arise from the borrowing activities of financial institutions, whatever their form and maturity.

v.	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following line items in the consolidated financial statements:

-
Demand deposits and other demand obligations. This item includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations; i.e., operations which become callable the day after the closing date are not treated as on-demand obligations.

-	Unsettled transactions: This item includes the balances of asset purchases that are not settled on the same day and for sales of foreign currencies not delivered.

-	Investments under repurchase agreements: This item includes the balances of sales of financial instruments under securities repurchase and loan agreements.

-	Time deposits and other liabilities: This item shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

-	Financial derivative contracts: This item includes financial derivative contracts with negative fair values, whether they are for trading or for account hedging purposes, as set forth in Note 6.

-	Trading derivatives: Includes the fair value of the financial derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

-
Hedging derivatives: Includes the fair value of the derivatives designated as hedge accounting instruments, including embedded derivatives separated from hybrid financial instruments and designated as hedge accounting instruments.

-	Interbank borrowings: This item includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, which were not classified in any of the previous categories.

-	Debt instruments issued: This encompasses three items. They are obligations under letters of credit, subordinated bonds, and senior bonds.

-
Other financial obligations: This item includes credit obligations to persons distinct from other domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the regular course of business.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE#01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED, continued:

h)	Valuation of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recorded at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value based on profit or loss are adjusted by actual transaction costs. Thereafter, and at the end of each accounting period, they are valued pursuant to the following criteria:

i.	Valuation of financial assets

Financial assets are valued according to their fair value, gross of any transaction costs that may be incurred for their sale, except for loans and accounts receivable.

The “fair value” of a financial instrument on a given date is the amount for which it could be bought or sold on that date by two knowledgeable, willing parties in an arm’s length transaction, acting prudently. The most objective and common reference for the fair value of a financial instrument is the price that would be paid on an active, transparent, and deep market (“quoted price” or “market price”).

If there is no market price for a given financial instrument, its fair value is estimated based on the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques commonly used by the international financial community, considering the specific features of the instrument to be valued, and particularly, the various types of risk associated with it.

All derivatives are recorded in the Consolidated Statements of Financial Position at the fair value from their trade date. If their fair value is positive, they are recorded as an asset, and if their fair value is negative, they are recorded as a liability. The fair value of the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in “Net income from financial operations” in the Consolidated Statement of Income.

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure over the counter (OTC) derivatives.

The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV), option pricing models among other methods.

“Loans and accounts receivable from customers” and “Held-to-maturity instrument portfolio” are measured at amortized cost using the “effective interest method.” “Amortized cost” is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, by repayments of principal and the cumulative amortization (recorded in the income statement) of the difference between the initial cost and the maturity amount. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable hedged by fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, are a part of the financial return. For floating-rate financial instruments, the effective interest rate coincides with the rate of return prevailing until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying assets and are settled by delivery of those instruments are measured at acquisition cost, adjusted, where appropriate, by any related impairment loss.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE#01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED, continued:

The amounts at which the financial assets are recorded represent, in all material respects, the Bank’s maximum exposure to credit risk at each reporting date. The Bank has also received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, equity instruments and personal securities, assets leased out under leasing and rental agreements, assets acquired under repurchase agreements, securities loans and derivatives.

ii.	Valuation of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those included under financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii.	Valuation techniques

Financial instruments at fair value, determined on the basis of quotations in active markets, include government debt securities, private sector debt securities, shares, short positions, and fixed-income securities issued.

In cases where quotations cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs and, in very specific cases, they use significant inputs not observable in market data. Various techniques are employed to make these estimates, including the extrapolation of observable market data and extrapolation techniques.

The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market date, mainly interest rates.

The main techniques used as of September 30, 2010 and 2009 and as of December 31, 2009 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

i.
In the valuation of financial instruments permitting static hedging (mainly “forwards” and “swaps”), the “present value” method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

ii.
In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

iii.
In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments arising from the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, the quoted market price of raw materials and shares, volatility and prepayments, among other things. The valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE#01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED, continued:

iv.	Recording results

As a general rule, changes in the carrying amount of financial assets and liabilities are recorded in the Consolidated Statement of Income, distinguishing between those arising from the accrual of interest, which are recorded under interest income or interest expense as appropriate, and those arising for other reasons.

In the case of trading investments, the fair value adjustments, interest income, indexation adjustments, such as realized profits/losses from trading, are included in the Consolidated Statement of Income under “Net income from financial operations.”

Adjustments due to changes in fair value from:

-
“Available-for-sale instruments” are recorded as part of the Bank’s consolidated net equity (Other comprehensive income) until they are removed from the Consolidated Statements of Financial Position in which they originated, at which time they are recorded in the Consolidated Statement of Income.

-
Items debited or credited to “Valuation adjustments” remain in the Bank’s consolidated net equity until the related assets are removed, whereupon they are charged to the Consolidated Statement of Income.

v.	Hedging transactions

The consolidated entities use financial derivatives for the following purposes:
i)	to sell to customers who request these instruments in the management of their market and credit risks,
ii)	to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”), and
iii)	to obtain profits from changes in the price of these derivatives (“trading derivatives”).

All financial derivatives that do not qualify for hedge accounting are accounted for as “trading derivatives.”

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:
a.
Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecasted transactions (“cash flow hedge”);
c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:
a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).
b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE#01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED, continued:

a.
In fair value hedges, the profits or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recorded directly in the Consolidated Statement of Income.

In fair value hedges of interest rate risk on a portfolio of financial instruments, the profits or losses that arise in measuring the hedging instruments are recorded directly in the Consolidated Statement of Income, whereas the profits or losses due to changes in the fair value of the hedged amount (attributable to the hedged risk) are recorded in the Consolidated Statement of Income with an offset to “Net income from financial operations”.

b.
In cash flow hedges, the effective portion of the change in value of the hedging instrument is recorded temporarily in Other comprehensive income under “Cash flow hedge” until the forecasted transaction occurs, thereafter being recorded in the Consolidated Statement of Income, unless the forecasted transaction results in the recognition of non-financial assets or liabilities, in which case it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recorded directly in the Consolidated Statement of Income.

c.
The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Statement of Income under “Income from financial operations”.

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a “trading derivative.” When “fair value hedge accounting” is discontinued, the adjustments previously recorded on the hedged item are attributed to income using the effective interest rate method, recalculated at the date the hedge is discontinued. The adjustments are fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative profit or loss of the hedging instrument recorded in Other comprehensive income under “Valuation adjustments” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative profit or loss is recorded immediately in the Consolidated Statement of Income.

vi.	Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as “Other financial assets (liabilities) at fair value through profit or loss” or as “Portfolio of trading investments.”

vii.	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if the subsidaries currently have a legally enforceable right to offset the recorded amounts and intend either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

viii.	Removal of financial assets and liabilities from accounts

The accounting treatment of transfers of financial assets depends on the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i.
If the Bank transfers substantially all the risks and rewards to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the assignor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is removed from the Consolidated Statements of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

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NOTE#1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED, continued:

ii.
If the Bank retains substantially all the risks and rewards associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements to repurchase at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not removed from the Consolidated Statements of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

1.	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

2.	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred on the new financial liability.

iii.
If the Bank neither transfers nor substantially retains all the risks and rewards associated with the transferred financial asset — as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases — the following distinction is made:

1.
If the transferor does not retain control of the transferred financial asset, the asset is removed from the Consolidated Statements of Financial Position and any rights or obligations retained or created in the transfer are recorded.

2.
If the transferor retains control of the financial asset transferred, it continues to be recorded in the Consolidated Statements of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only removed from the Consolidated Statements of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards have been substantially transferred to third parties. Similarly, financial liabilities are only removed from the Consolidated Statements of Financial Position when the obligations they generate have been terminated or when they are acquired with the intent to either cancel or resell them.

i)	Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i.	Interest revenue, interest expense and similar items

Interest revenue and expense are recorded on an accrual basis using the effective interest method. Dividends received from other companies are recorded as revenue when the consolidated entities’ right to receive them arises.

However, when a given operation or transaction is past due by 90 days or more, when it originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default, the interest and adjustments pertaining to these transactions are not recorded directly in the Consolidated Statement of Income unless they have been actually received.

As interest and adjustments are generally referred to as “suspended” and are recorded in memorandum accounts which are part of the Consolidated Statements of Financial Position and are reported as part of the complementary information thereto (Note 21). This interest is recognized as income, when collected, as a reversal of the related impairment losses.

The Bank ceases accruing interest on the basis of contractual terms on the principal amount of any asset that is classified as an impaired asset. Thereafter, te Bank recognizes as interest income the accretion of the net present value of the written down amount of the loan due to the passage of time based on the original effective interest rate of the loan. On the other hand, any collected interest for any assets classified as impaired are accounted for on a cash basis.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE#01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED, continued:

Dividends received from companies classified as “Investments in other companies” are recorded as income when the right to receive them arises.

ii.	Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Consolidated Statement of Income using criteria that vary according to their nature.  The main criteria are:

-	Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognized when paid.
-	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.
-	Those relating to services provided in a single act are recognized when the single act is carried out.

iii.	Non-finance income and expenses

These are recorded for accounting purposes on an accrual basis.

iv.	Loan arrangement fees

Loan arrangement fees, mainly loan origination and application fees, are accrued and recorded in the Consolidated Statement of Income over the term of the loan.

j)	Impairment

i.	Financial assets:

A financial asset is evaluated on each financial statement filing date to determine whether objective evidence of impairment exists.

A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the asset (“event causing the loss”), and this event or events causing the loss have an impact on the estimated future cash flows of a financial asset or group of financial assets that can be reliably estimated. It might not be possible to identify a single event that was the individual cause of the impairment.

An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the recorded amount of the asset and the present value of estimated cash flows, discounted at the effective interest rate.

An impairment loss relating to a financial asset available for sale is calculated based on its fair value.

Individually significant financial assets are individually tested to determine their impairment. The remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

All impairment losses are recorded in income. Any cumulative loss relating to a financial asset available for sale previously recorded in equity is transferred to income.

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. In the case of financial assets recorded at amortized cost and for the financial assets available for sale that are securities for sale, the reversal is recorded in income.  In the case of financial assets that are variable-rate securities, the reversal is directly recorded in equity.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE#1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED, continued:

ii.	Non-financial assets:

The Bank’s non-financial assets, excluding investment properties, are reviewed at each closing date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If such evidence exists, the amount to be recovered from the assets is then estimated.

In connection with other assets, impairment losses recorded in prior periods are assessed at each filing date in search of any indication that the loss has decreased or disappeared and should be reversed. An impairment loss is reversed to the extent that it is not in excess of the cumulative impairment loss that has been recorded.

k)	Property, plant and equipment

This category includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows:

i.	Property, plant and equipment for own use

Property, plant and equipment for own use (including, among other things, tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases) are presented at acquisition cost less the related accumulated depreciation and, if applicable, estimated losses resulting from comparing the net carrying amount of each item with the related recoverable amount, which is calculated as the value in use of each asset.

For these purposes, the acquisition cost of awarded assets is equivalent to the net amount of the financial assets surrendered in exchange for its award.

Depreciation is calculated using the straight line method over the acquisition cost of assets minus their residual value, assuming that the land on which buildings and other structures sit has an indefinite life and, therefore, is not subject to amortization.

The Bank must apply the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful Life (Months)

Land	-
Paintings and works of art	-
Assets retired for disposal	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
Computational systems and software	36
ATM’s	60
Machines and equipment in general	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Installations in general	120
Security systems (acquisitions since October 2002)	120
Buildings	1,200

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE#01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED, continued:

The consolidated entities assess at the reporting date whether there is any indication that the carrying amount of any of their tangible assets’ exceeds its recoverable amount; if this is the case, the carrying amount of the asset is reduced to its recoverable amount and future amortization charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life, if the useful life needs to be re-estimated.

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities record the reversal of the impairment loss recorded in prior periods and adjust the future amortization charges accordingly. In no circumstance may the reversal of an impairment loss on an asset increase its carrying value above the one it would have had if no impairment losses had been recorded in prior years.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at least at the end of the reporting period to detect significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the amortization charge to be recorded in the Consolidated Statement of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets (property, plant and equipment) held for own use are recorded as an expense in the period in which they are incurred.

ii.	Assets leased out under an operating lease

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereof, are consistent with those described in relation to property, plant and equipment held for own use.

l)	Leasing

i.	Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value, which is generally the exercise price of the lessee’s purchase option at the end of the lease term, is recorded as loans to third parties and is therefore included under “Loans and accounts receivable from customers” in the Consolidated Statements of Financial Position.

When the consolidated entities act as lessees, they show the cost of the leased assets in the Consolidated Statements of Financial Position based on the nature of the leased asset, and simultaneously record a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise of the purchase option). The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.

In both cases, the finance revenues and finance expenses arising from these contracts is credited and debited, respectively, to “Interest income” and “Interest expense” in the Consolidated Statement of Income so as to achieve a constant rate of return over the lease term.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE#01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED, continued:

ii.	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessor, they present the acquisition cost of the leased assets under “PP&E” (property, plant and equipment). The depreciation policy for these assets is consistent with that for similar items of tangible assets (property, plant and equipment) held for own use and revenues from operating leases is recorded on a straight line basis under “Other operating income” in the Consolidated Statement of Income.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to “Administrative and other expenses” in their Consolidated Statement of Income.

iii.	Sale and leaseback transactions

For sale at fair value and operating leasebacks, the profit or loss generated is recorded at the time of sale. In the case of finance leasebacks, the profit or loss generated is amortized over the lease term.

m)	Factored receivables

Factored receivables are valued at the amount disbursed by the Bank in exchange for invoices or other commercial instruments representing the credit which the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Consolidated Statement of Income through the effective interest method over the financing period.

When the assignment of these instruments involves no liability for the assignor, the Bank assumes the risks of insolvency of the parties responsible for payment.

n)	Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of a legal transaction (contractual terms) or are developed internally by the consolidated entities. They are assets whose cost can be estimated reliably and from which the consolidated entities have control and consider it probable that future economic benefits will be generated.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses

Internally developed computer software

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

The estimate of useful life for software is 3 years.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE#01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED, continued:

o)	Cash and cash equivalents

For the preparation of the cash flow statement, the indirect method was used, beginning with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as investment or financing activities.

For the preparation of the cash flow statement, the following items are considered:

i.	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks.
ii.	Operational activities: Normal activities performed by banks and other activities that cannot be classified as investing or financing activities.
iii.	Investing activities: The acquisition, sale, or disposal by other means of long-term assets and other investments not included in cash and cash equivalents.
iv.	Financing activities: Activities that result in changes in the size and composition of net assets and liabilities that are not part of operational activities or investments.

p)	Allowances for loan losses

The Bank records allowances for probable loan losses in accordance with its internal models. These models for rating and evaluating credit risk were approved by the Bank’s Board of Directors.

According to the methodology developed by the Bank, loans are divided into three categories:

i.	Consumer loans,
ii.	Mortgage loans, and
iii.	Commercial loans.

The specialization of the Santander Bank’s risk function is based on the type of customer and, accordingly, a distinction is made between individualized customers that is individually evaluated and standardized customers, evaluated in groups in the risk management process

The internal risk models used to calculate the allowances are described as follows:

Allowances for individual evaluations on commercial loans

For large commercial loans, leasing and factoring, the Bank assigns a risk category level to each borrower and his respective loans. The Bank considers the following risk factors within the analysis: industry or sector of the borrower, owners or managers of the borrower, their financial situation, their payment capacity and payment behavior. The Bank assigns one of the following risk categories to each loan and borrower:

i.	Classifications A1, A2 and A3, correspond to borrowers with no apparent credit risk.
ii.	Classifications B, correspond to borrowers with some credit risk but no apparent deterioration of payment capacity.
iii.	Classifications C1, C2, C3, C4, D1 and D2 correspond to borrowers whose loans have deteriorated.

For loans classified as A1, A2, A3 and B, the Bank assigns a specific level of risk to each borrower and, therefore, amount of loan loss allowance is determined on a case by case basis.  All commercial loans for Companies, including leasing and factoring, have since been rated using a model for evaluating and calculating provisions on an individual basis.  Since a debtor’s behavior varies over time, in order to determine the provisions, it is necessary to make a distinction between normal debtors and deteriorated debtors.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE#01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED, continued:

For loans classified in Categories C1, C2, C3, C4, D1, and D2, the Bank must maintain the following levels of reserves:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	More than 3% and up to 19%	10%
C3	More than 19% and up to 29%	25%
C4	More than 29% and up to 49%	40%
D1	More than 49% and up to 79%	65%
D2	More than 79%	90%

Borrowers with insufficient payment capacity in foreseeable circumstances are classified under these categories. The categories listed above relate to a classification based on the level of expected loss of commercial loans and leasing transactions of the customer’s business as a whole, quantified according to the methodology used by the Bank.

For purposes of determining allowances amount, the percentage associated with the estimated loss rate is applied to the total credit.

Allowances for group evaluations

Banco Santander Chile uses group analysis for determining the provisioning levels for certain types of loans. These models are intended to be used primarily to analyze loans to individuals (including consumer loans, lines of credit, mortgage loans and commercial loans to individuals) and commercial loans, primarily to small and some mid-sized companies. Provisions are determined using these models to determine a historical loss rate by segment and risk profile of each group of clients.

The provisioning models for consumer loans segments segregate these loans in four groups, each with its own model:

•	New clients, not renegotiated
•	Old clients, not renegotiated
•	New clients, renegotiated
•	Old clients, renegotiated

Each consumer model is segmented by risk profile which is based on a scorecard statistical model that establishes a relation through regressions between various variables, such as payment behavior in the Bank, payment behavior outside the Bank, various socio-demographic data, among others, and a response variable that determines a client’s risk level, which in this case is 90 days non-performance. Once the scorecards have been determined, risk profiles are established that are statistically significant with similar expected loss levels or charge-off vintage.

The estimated incurred loss rates for consumer loans are defined by the “Vintage of Net Charge-Offs” (charge-offs net of recoveries). This methodology establishes the period in which the expected loss is maximized. Once this period is obtained it is applied to each risk profile of each model to obtain the net charge-off level associated with this period.

For group evaluation of commercial loans the industry or sector of the borrower, owners or managers of the borrower, the borrower’s financial situation, its payment capacity and payment behavior are used as the main variables for determining the risk profile. For group evaluation of mortgage loans we consider the borrower’s credit history, including any defaults on obligations to other creditors, as well as the overdue periods on the loans borrowed from us. The expected loss rates are then determined using historical averages and other statistical estimates depending on the segment and loan product.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE#01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED, continued:

q)	Provisions, contingent assets and contingent liabilities

Provisions are liabilities in which uncertainty exists as to their amount or maturity. Provisions are recorded in the Consolidated Statements of Financial Position when the following requirements are simultaneously met:

i.	It is a present liability as a result of past events; and
ii.	As of the date of the financial statements it is likely that the Bank will have to expend resources to settle these obligations and the amount of these resources can be reliably measured.

Contingent assets or contingent liabilities are any possible rights or possible obligations arising from past events whose existence will be confirmed only if one or more uncertain future events that are not under the Bank’s control occur.

The following are classified as contingent in the complementary information:

i.	Guarantees and bonds: Guarantees, bonds, and standby letters of credit. In addition, guarantees of payment from buyers in factored receivables.
ii.	Confirmed foreign letters of credits: Letters of credit confirmed by the Bank.
iii.	Documentary letters of credit: Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.
iv.	Documented guarantees: Guarantees with promissory notes.
v.	Interbank guarantees: Guarantees issued.
vi.	Unrestricted credit lines: The unused amount of credit lines that allow customers to draw without prior approval by the Bank (for example, using credit cards or overdrafts in checking accounts).
vii.
Other credit commitments: Amounts not yet lent under committed loans, which must be disbursed at an agreed future date when events contractually agreed upon with the customer occur, such as in the case of lines of credit linked to the progress of a construction or similar projects.

viii.
Other contingent credits: Includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.

The consolidated annual accounts reflect all significant provisions for which it is estimated that the probability of having to meet the obligation is more likely than not.

Provisions (which are quantified using the best available information on the consequences of the event and are re-estimated at each accounting close) are used to address the specific liabilities for which they were originally recorded. Partial or total reversals are recorded when such liabilities cease to exist or decrease.

Provisions are classified according to the liabilities they cover as follows:

-	Provisions for personnel salaries and expenses.
-	Provisions for mandatory dividends.
-	Provisions for contingent credit risks.
-	Provisions for contingencies.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE#01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED, continued:

r)	Deferred income taxes and other deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, according to the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability is settled.  The future effects of changes in tax legislation or tax rates are recorded in deferred taxes beginning on the date on which the law approving such changes is published.

As of September 30, 2010 and 2009, the bank has recognized deferred tax assets; as management has determined that it is probable that taxable profits will be available against which the temporary differences of tax losses can be utilized at the end of each reporting period.

The effects of deferred taxes because of temporary differences between the tax basis and the carrying amount balances are recorded on an accrual basis, according to IAS 12.

s)	Use of estimates

The preparation of the financial statements requires Management to make estimates and assumptions that affect the application of the accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may diverge from these estimates.

In certain cases, generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be bought or sold, or in the case of a liability, could be incurred or settled, in a current transaction between willing parties instead of a forced settlement or sale. Where available, quoted market prices in active markets have been used as the basis for measurement. Where quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of modeling and other valuation techniques.

The Bank has established allowances to cover possible losses in accordance with regulations issued by the Superintendency of Banks and Financial Institutions. These regulations require that, to estimate the allowances, they must be regularly evaluated taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Provisions for loan losses” in the Consolidated Statement of Income. Loans are charged-off when management determines that a loan or a portion thereof is uncollectible. Charge-offs are recorded as a reduction of the provisions for loan losses.

The relevant estimates and assumptions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

These estimates, made on the basis of the best available information, chiefly refer to:

-	Losses for impairment of certain assets (Notes 7 and 8)
-	The useful lives of tangible and intangible assets (Notes 10, 11 and 28)
-	The fair value of assets and liabilities (Notes 5, 6 and 31)
-	Commitments and contingencies (Note 18)
-	Current and deferred taxes (Note 12)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE#01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED, continued:

t)	Non-current assets held for sale

Non-current assets (or a group which includes assets and liabilities for disposal) expected to be recovered mainly through sales rather than through continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are re-measured in accordance with the Bank’s policies. The assets (or disposal group) are measured at the lower of book value or fair value minus cost of sale.

Any impairment loss on disposal is first allocated to goodwill and then to the remaining assets and liabilities on a pro rata basis, except when no losses have been recorded in financial assets, deferred assets, employee benefit plan assets, and investment property, which are still evaluated according to the Bank’s accounting policies. Impairment losses on the initial classification of held-for-sale assets and profits and losses from the revaluation are recorded in income. Profits are not recorded if they outweigh any cumulative loss.

As of September 30, 2010 and  as of December 31, 2009, the Bank has not classified any non-current assets as held for sale.

Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from customers are recorded, in the case of assets received in lieu of payment, at the price agreed by the parties, or otherwise, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction.

These assets are subsequently valued at the lower of initially recorded value or net realizable value, which corresponds to their fair value (liquidity value determined through an independent appraisal) minus the cost of sales associated therewith.

According to the studies conducted by the Bank, as of December 31, 2009 the average cost of sale (the cost of maintaining and divesting the asset) was estimated at 5.9% of the appraisal value; as of September 30, 2009 that average value was 6.5%.

u)	Earnings per share

Basic earnings per share are determined by dividing the net income attributable to the Bank shareholders in a period by the weighted average number of shares outstanding during the period.

Diluted earnings per share are determined in the same way as Basic Earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

As of September 30, 2010 and 2009 the Bank did not have instruments that generated diluting effects on shareholders’ equity.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE#01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED, continued:

v)	Temporary acquisition (assignment) of assets

Purchases (sales) of financial assets under non-optional resale (repurchase) agreements at a fixed price (“repos”) are recorded in the Consolidated Statements of Financial Position as financial assignments (receipts) based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

w)	Assets under management and investment funds managed by the Bank

The assets managed by the different companies that are within the Bank’s perimeter of consolidation (Santander Asset Management S.A., Administradora General de Fondos and Santander S.A. Sociedad Securitizadora), which are the property of third parties are not included in the Consolidated Statements of Financial Position. The relevant management fees are included in “Fee and commission income” in the Consolidated Statement of Income.

x)	Provision for mandatory dividends

As of September 30, 2010 and 2009 the Bank recorded a provision for mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded, as a deducting item, under the “Retained earnings – Provisions for mandatory dividends” line of the Consolidated Statement of Financial Position.

y)	Personnel benefits

i .	Defined benefit plans:

The Bank records under the “Provisions” line in the Consolidated Statements of Financial Position (or in assets under “Other assets,” depending on the sign of the difference) the present value of its post-employment defined benefit obligations, net of the fair value of the “plan assets” and of the unrecorded accumulated net actuarial profits and/or losses, revealed in the valuation of these commitments which are deferred by virtue of the treatment of the so-called “fluctuation band,” and of the “Cost for past services”, the recognition of which is deferred in time as explained below.

“Plan assets” are deemed to be those with which the obligations will be settled and which meet the following requirements:

-	They are not the property of the consolidated entities, but that of legally separate third parties that are not related to the Bank.

-
They are available only to pay or fund post-employment benefits and cannot return to the consolidated entities except when the assets remaining in the plan are sufficient to fulfill all the obligations of the plan or the entity in relation to the benefits due current or past employees or to reimburse employee benefits previously paid by the Bank.

If the Bank can demand that the insurance companies pay a part or all of the disbursement required to settle a defined benefit obligation, it being practically certain that said insurer will reimburse any or all of the disbursements required to pay off that obligation, but the insurance policy does not fulfill the requirements to be a plan asset, the Bank records its right to reimbursement in assets of the Consolidated Statements of Financial Position under “Other assets,” which is treated as a plan asset in all other respects.

These benefits plans, which are registered according to IAS 19 “Employee benefits”, are not significant for the financial statements.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE#01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED, continued:

Actuarial profits and losses are deemed to be those arising from the differences between previous actuarial assumptions and changes in actual fact, and changes in the actuarial assumptions used. For the plans, the Bank applies the “fluctuation band” criterion, whereby it records the amount determined by dividing by five the higher of the net value of the accumulated actuarial profits and/or losses not recorded at the beginning of each period and exceeding 10% of the current value of the obligations or 10% of the fair value of the assets at the beginning of the period in the Consolidated Statement of Income.

“Cost of past services” — which is originated by changes made to existing post-retirement benefits or the introduction of new benefits — is recorded in the Consolidated Statement of Income on a straight line basis over the period beginning on the date on which the new commitments arose to the date on which the employee has an irrevocable right to receive the new benefits.

Post-employment benefits are recorded in the Consolidated Statement of Income as follows:

-
The cost of services for the current period (understood as the increase in the current value of the obligations arising as a consequence of the services provided by the employees during the period) under the “Personnel expenses” item.

-
The interest expense (understood as the increase in current value of the obligations as a consequence of the passage of time which occurs during the period). When the obligations are shown in liabilities in the Consolidated Statements of Financial Position net of the plan assets, the cost of the liabilities which are recorded in the Consolidated Statement of Income reflects exclusively the obligations recorded in liabilities.

-	The expected return on assets allocated to hedge the commitments and the profits and losses in their value, minus any cost arising from their management and the taxes to which they are subject.

-
Amortization of the actuarial profits and losses in the application of the “fluctuation band” treatment and in the unrecorded past cost of services. The actuarial gains and losses calculated using the corridor approach and the unrecognized past service cost, are registered under “Personnel salaries and expenses” in the consolidated statement of income.

ii.	Seniority compensation:

Seniority compensation for years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its execution are known.

ii.	Share-based compensation:

The allocation of equity instruments to executives of the Bank and its Subsidiaries as a form of compensation for their services, when those instruments are provided at the end of a specific period of employment, is recorded as an expense in the Consolidated Statement of Income under the “Personnel expenses” item, as the relevant executives provide their services over the course of the period.

These benefits do not generate diluting effects, since they are based on shares of Banco Santander S.A. (the parent company of Banco Santander Chile headquartered in Spain).

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE#01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED, continued:

z)	Consolidated Statement of Changes in Equity

The Consolidated Statement of Changes in Equity presents all the changes occurring in net equity, including those produced by changes in accounting criteria and the correction of errors. Accordingly, this statement provides a reconciliation of book value at the beginning and end of the period for all items in consolidated net equity, grouping the changes into the following items based on their nature:

i.
Adjustments for changes in accounting criteria and the correction of errors: includes the changes in consolidated net equity arising as a consequence of the retroactive restatement of the financial statement balances as a consequence of changes in the accounting criteria or in the correction of errors.

ii.	Revenues and expenses recorded in the period: reflects, in aggregate form, all the items recorded in the Consolidated Statement of Income indicated above.

aa)	Consolidated Statement of Comprehensive Income

This represents the income and expenses generated by the Bank as a result of its business activity in the period, separately disclosing the income and expenses recorded in the Consolidated Statement of Income for the period and the other income and expenses recorded directly in consolidated equity.

Accordingly, this statement presents:

i.	Consolidated income for the period.

ii.	The net amount of the income and expenses temporarily recorded in consolidated equity under valuation adjustments.

iii.	The net amount of income and expenses permanently recorded in consolidated equity.

iv.
The income tax incurred from the items indicated in ii) and iii), above, except for valuation adjustments arising from investments in associated or multi-group companies accounted by using the equity method, which are presented net.

v.
Total consolidated income and expenses recorded, calculated as the sum of the above items, presenting separately the amount attributable to the Bank shareholders and the amounts relating to minority interests.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE#01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED, continued:

ab)	New accounting pronouncements

As of the date of issuance of these consolidated financial statements, the following accounting pronouncements have been issued by the IASB.  These pronouncements are new pronouncements or amendments, revisions, modifications, or interpretations of existing pronouncements.  Further, the application of the below pronouncements is not mandatory until the dates notes below.

Amendment to IFRS 2, Share Based Payments (effective for annual periods beginning on or after January 1, 2010): On June 18, 2009, the IASB issued amendments to IFRS 2 Share-based Payment, that clarify the accounting for group cash-settled share-based payment transactions. The amendments clarify how an individual subsidiary in a group should account for some share-based payment arrangements in its own financial statements.  The amendments are effective for annual periods beginning on or after January 1, 2010 and must be applied retrospectively.  Management believes that these amendments will be adopted in its financial statements for the period beginning on January 1, 2010.

Revision to IFRS 3, Business Combinations (effective for annual periods beginning on or after July 1, 2009): On January 10, 2008, the IASB issued IFRS 3 (Revised 2008) Business Combinations and IAS 27 (revised 2008) Consolidated and Separate Financial Statements. These revised standards are mandatory for business combinations in annual financial statements beginning on or after July 1, 2009, although limited, early application is permitted. These reviews are part of the convergence process between IFRS and GAAP in the United States, although some differences remain, which could result in significantly different financial reporting. Management believes that the revised versions will be adopted in the financial statements for the period beginning on January 1, 2010.

IFRS 9, Financial Instruments (effective for annual periods beginning on or after January 1, 2013): On November 12, 2009, the IASB issued IFRS 9 Financial Instruments.  This standard introduces new requirements for classifying and measuring financial assets and is effective for annual periods beginning on or after January 1, 2013.  It requires an entity to classify all financial assets according to the entity’s financial assets business model and the contractual cash flow characteristics of such financial assets.  Further, IFRS 9 divides all financial assets that are currently in the scope of IAS 39 Financial Instruments: Recognition and Measurement into two classifications – those measured at amortized cost and those measured at fair value. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.  Only assets that are classified as measured at amortized cost are tested for impairment. Management is currently examining the impact of this new standard’s application.  However, the SBIF has not yet authorized the use of this standard.

Revision of IAS 24, Related Party Disclosures (effective for annual periods beginning on or after January 1, 2011): On November 4, 2009, the IASB issued Amendments to IAS 24 Related Party Disclosures. The revised standard simplifies disclosure requirements for entities that are controlled, jointly controlled, or significantly influenced by a governmental entity (known as related entities - government) and clarifies the definition of related entity. The revised standard is effective for annual periods beginning on or after January 1, 2011.  Since the Company is not related to a governmental entity, the disclosure exemptions do not apply to the Company.  However, some disclosures may be affected by changes in the detailed definition of a related party. This could result in changes to related party disclosures in the financial statements.  Management is currently assessing the impact of this amendment’s application.

Amendment to IAS 27, Consolidated and Separate Financial Statements (effective for annual periods beginning on or after July 1, 2009): During 2008, the IASB published amendments to IAS 27 Consolidated and Separate Financial Statements.  The amendments include discussion surrounding acquisitions and disposals that do not result in a change of control, situations which result in a loss of control, attribution of profit or loss to non-controlling interests, and loss of significant influence or joint control.  The changes are effective for annual periods beginning on or after July 1, 2009.  Management believes that the amendments will be adopted in the financial statements for the period beginning on January 1, 2010.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE#01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED, continued:

ab)	New accounting pronouncements, continued

Amendment to IAS 32, Financial Instruments: Presentation (effective for annual periods beginning on or after February 1, 2010): In October 2009, the IASB issued an amendment to IAS 32 Financial Instruments: Presentation, on the classification of rights issues (e.g. rights, options, or warrants).  For rights issues offered for a fixed amount of foreign currency current practice appears to require such issues to be accounted for as derivative liabilities. The amendment states that if such rights are issued pro rata to an entity's all existing shareholders in the same class for a fixed amount of currency, they should be classified as equity regardless of the currency in which the exercise price is denominated and provided that other requirements of the standard are fulfilled.  Management believes that the amendments will be adopted in the financial statements for the period beginning on January 1, 2011.  Further, Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

Amendment to IAS 39, Financial Instruments: Recognition and Measurement (effective for annual periods beginning on or after July 1, 2009): On July 31, 2008, the IASB published amendments to IAS 39 Financial Instruments: Recognition and Measurement, which provided clarification on two issues related to hedge accounting: (i) identification of inflation as a hedged risk – noting that inflation could only be hedged when changes in inflation are a contractually specified part of the cash flows of a recognized financial instrument, and (ii) hedge with options – establishing that the intrinsic value (instead of time value of money) of an option reflects risk and as a result an option cannot be perfectly effective.  The changes are effective for annual periods beginning on or after July 1, 2009. Management believes that these amendments shall be adopted in its financial statements for the period beginning on January 1, 2010.

Improvements to IFRS 2009 (effective for annual periods beginning on or after July 1, 2009): On April 16, 2009, the IASB issued Improvements to IFRS 2009, incorporating amendments to 12 International Financial Reporting Standards. This is the second collection of amendments issued under the annual improvement process, which is designed to make necessary but not urgent, amendments to IFRSs. The changes are effective for annual periods beginning on or after July 1, 2009 and for annual periods beginning on or after January 1, 2010. Management believes that these amendments shall be adopted in its financial statements for the period beginning on January 1, 2010.

Improvements to IFRS 2010 (effective for annual periods beginning on or after July 1, 2010): On May 6, 2010, the IASB issued Improvements to IFRS 2010, incorporating amendments to seven International Financial Reporting Standards. This is the third collection of amendments issued under annual improvements process, which is designed to make necessary but not urgent, amendments to IFRSs. The changes are effective for annual periods beginning on or after July 1, 2010 and for annual periods beginning on or after January 1, 2011. Management believes that these amendments will be adopted in its financial statements for the period beginning on January 1, 2011. Further, Management has not had the opportunity to consider the potential impact of the adoption of these amendments.

Amendment to IFRIC 14, IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective for annual periods beginning on or after January 1, 2011): In December 2009 the IASB issued Prepayments of Minimum Funding Requirements, amendments to IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.  The amendment has been made to remedy an unintended consequence of IFRIC 14 where the entities are prohibited in some circumstances to recognize as an asset the advance payments for minimum funding contributions. Management believes that this amendment will be adopted in the consolidated financial statements for the period beginning on January 1, 2011.  Further, Management has not had the opportunity to consider the potential impact of the adoption of this amendment.

IFRIC 17, Distributions of Non-Cash Assets to Owners (effective for annual periods beginning on or after July 1, 2009): On November 27, 2008, the International Financial Reporting Interpretation Committee (IFRIC) issued IFRIC 17 Distributions of Non-Cash Assets to Owners. The interpretation provides guidance on the appropriate accounting treatment when an entity distributes non-cash assets as dividends to its shareholders. The most significant conclusion reached by the IFRIC is that the dividend should be measured at fair value of assets distributed, and that any difference between this amount and the previous carrying value of the assets distributed shall be recognized in income when the entity settles the dividend. Management believes that this new interpretation will be adopted in its financial statements for the period beginning on January 1, 2010..

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE#01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES USED, continued:

ab)	New accounting pronouncements, continued

IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments (effective for annual periods beginning on or after July 1, 2010): On November 26, 2009, IFRIC issued IFRIC 19 Extinguishment of Liabilities to Equity Instruments. This interpretation provides guidance on how to account for the extinction of financial liabilities by issuing equity instruments.  The interpretation indicates that the issuance of equity instruments to extinguish an obligation constitutes paid consideration. This consideration should be measured at fair value of the equity instrument issued, unless that fair value is not readily determinable, in which case the equity instruments should be measured at fair value of the obligation extinguished.  Moreover, the interpretation does not apply to transactions in situations where the counterparties in question are shareholders or related parties, acting in their capacity as such, or where extinguishing the financial liability by issuing equity instruments is in accordance with the original terms of the financial liability.  In this case, the equity instruments issued are measured at fair value at the date the liability is extinguished and any difference between this value and the carrying amount of the liability is recognized in profit or loss.  Management believes that this interpretation will be adopted in the consolidated financial statements for the period beginning on January 1, 2011. The Company has not had the opportunity to consider the potential impact of the adoption of these amendments.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #02 - SIGNIFICANT EVENTS:

As of September 30, 2010, the following significant events have occurred and had an influence on the Bank’s operations or the financial statements:

a)   The Board:

A Shareholders’ Meeting of Banco Santander Chile was held on April 27, 2010, chaired by Mr. Mauricio Larraín Garcés (Chairman), and attended by Jesús María Zabalza Lotina (First Vice President), Oscar von Chrismar Carvajal (Second Vice President), Víctor Arbulú Crousillat, Claudia Bobadilla Ferrer, Marco Colodro Hadjes, Vittorio Corbo Lioi, Carlos Olivos Marchant, Roberto Méndez Torres, Lucía Santa Cruz Sutil, Roberto Zahler Mayanz (Directors), Raimundo Monge Zegers (Alternate Director) and Juan Manuel Hoyos Martínez de Irujo (Alternate Director). Also present were the CEO, Mr. Claudio Melandri Hinojosa, and the Accounting Manager, Mr. Felipe Contreras Fajardo.

As of  September 30, 2010 there have been no changes in the Board.

Allocation of the income of the previous period and dividends distribution

The Shareholders’ Meeting approved the distribution of 60% of the net income from the 2009 year (referred to in the financial statements as "Income attributable to Bank shareholders" pursuant to the new International Financial Reporting Standards), amounted Ch$431,253,139,805 which upon being divided by the number of issued shares, yields a dividend of Ch$1.37308147 per share, which began to be paid commencing April 28, 2010. The Meeting also approved allocating the remaining 40% of the income to increasing the Bank's reserves.

b)   Issuance of bonds in 2010

In 2010 the Bank issued Bonds totaling UF 22,000,000 and USD 1,700,000,000, as detailed below:

b.1)   Senior bonds

Series	Amount	Term	Issue Rate	Date of Issue	Maturity Date
F7	UF 3,000,000 (i)	4.5 years	3.3 % per annum simple	11/01/2009	05/01/2014
F8	UF 3,000,000 (ii)	4.5 years	3.6 % per annum simple	01/01/2010	07/01/2014
F9	UF 3,000,000 (iii)	5 years	3.7 % per annum simple	01/01/2010	01/01/2015
FB	UF 3,000,000 (iv)	5 years	3.0 % per annum expired	04/01/2010	04/01/2015
FC	UF 4,000,000 (v)	5 years	4.5% per annum expired	08/01/2010	08/01/2024
Total	UF 16,000,000
	USD 500,000,000 (vi)	2 years	Libor (3 months) + 125 bp	04/ 15/ 2010	04/ 12/ 2012
	USD 500,000,000 (vii)	5 years	3.75 % per annum simple	09/ 15/ 2010	09/ 15/ 2015
	USD 200,000,000 (viii)	1 year	Libor (3 months) + 100 bp	09/ 15/ 2010	09/ 15/ 2011
	USD 500,000,000 (ix)	10 years	Coupon 6.5%	09/ 15/ 2010	09/ 15/ 2020
Total	USD 1,700,000,000

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #02 - SIGNIFICANT EVENTS, continued:

(i) On November 1, 2009 a line of bonds titled Series F7, totaling UF 3,000,000, was registered in the securities registry of the Superintendency of Banks and Financial Institutions. Placements of these Bonds in the current fiscal year have reached UF 3,000,000, accounting for the entire issuance.

(ii) At the end of September 2010, UF 3,000,000 of placements have been made, accounting for the entire Series F8 issuance.

(iii) At the end of September 2010, UF 102,000 of placements in the current period have been made, with a face value of UF 2,898,000 of the Series F9 issue remaining to be placed.

(iv) On April 1, 2010 the Series FB, totaling UF 3,000,000, was registered in the securities registry of the Superintendency of Banks and Financial Institutions. At the end of September 2010, this entire series has been issued.

(v) On August 1, 2010 the Series FC bonds, totaling UF 4,000,000, were registered in the securities registry of the Superintendency of Banks and Financial Institutions. At the end of September 2010, this entire series has been issued.

(vi) Senior Bond for USD 500,000,000, at a floating rate and maturing on April 12, 2012; issued in a private placement among institutional buyers qualified in accordance with Rule 144A of the Securities Act of 1933, as amended (the "Securities Act").

(vii) Senior Bond for USD 500,000,000, with a 3.75% coupon rate issued in a private placement among institutional buyers qualified in accordance with the Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”).

(viii) Senior Bond for USD 200,000,000, was issued, at a floating rate and maturing on September 15, 2011; the Bond was issued in a private placement among institutional buyers qualified in accordance with Rule 144A of the Securities Act of 1933, as amended (the "Securities Act").

(ix) CLP Bond for USD 500,000,000, CLP currency equivalent maturing in 10 years as issued with a coupon of 6.5% in a private placement among institutional buyers qualified in accordance with the Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”).

b.2)   Subordinated bonds

In 2010 the Bank issued subordinated bonds in the market, as detailed below:

Series	Amount	Term	Issue Rate	Date of Issue	Maturity Date
G2	UF 3,000,000 (i)	30 years	4.8% per annum simple	09/01/2008	03/01/2038
G4	UF 3,000,000 (ii)	30 years	3.9% per annum expired	07/01/2010	07/01/2040
Total	UF 6,000,000

(i)
On September 1, 2008 a line of subordinated bonds titled Series G2, totaling UF 3,000,000, was registered in the securities registry of the Superintendency of Banks and Financial Institutions. At the end of September 2010, UF 1,950,000 of this series has been issued.

(ii)	At the end of September 2010, UF 3,000,000 of placements have been made, accounting for the entire Series G4 issuance.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #02 - SIGNIFICANT EVENTS, continued:

c) Branches sales

In April 2010 Banco Santander Chile sold 5 branches.  At the time of the sale the carrying value of all these assets was Ch$4,927 million and their sale price totaled Ch$11,546 million, generating a profit of Ch$6,620 million, which is included in Other Operating income before loans losses.

In June 2010 Banco Santander Chile sold an additional 11 branches.  At the time of the sale the carrying value of all  these  assets was  Ch$8,138 million and their sale price totaled Ch$14,494 million (US$30.0 million), generating a profit of Ch$6,355 million (US$13.2 million), which is included in Other operating income before loans losses.

On September 30, 2010, Banco Santander Chile auctioned the sale of 15 branches, which was won by Compañía de Seguros "CorpSeguros S.A.” for Ch$18,366 million (US$38.0 million). At the time of the sale the carrying value of all these assets was Ch$8,254 million (US$17.1 million), generating a profit of Ch$10,148 million (US$21.0 million), which will be included in Other operating income before loans losses in October when the deal is signed and due diligence is finished.

d) Subsidiaries name changes:

On March 31, 2010 it was unanimously resolved at a Special Shareholders Meeting to transform Santander S.A. Agente de Valores from a corporation into a limited liability company, whose name is now Santander Agente de Valores Limitada.

e) Sales of loans previously charged-off:

On March 10, 2010 Banco Santander signed an agreement to sale charged-off loans with “Fondo de Inversiones Cantábrico” As of September 30 the following portfolios have been sold.

Date	Nominal sales portfolio	Price of sale	Provision	Net
	MM$	MM$	MM$	MM$
04/29/2010	29,376 (i)	1,909	225	1,684
05/24/2010	9,372 (ii)	609	26	583
06/22/2010	8,245 (iii)	536	105	431
07/29/2010	8,237 (iv)	535	26	509
08/25/2010	8,474 (v)	551	27	524
09/28/2010	7,632 (vi)	496	29	467
Total	71,336	4,636	438	4,198

(i) On April 29 a contract was signed for the sale of the Flow of charged-off loan portfolio for March, payment for which was made on the same date.  The face value of the charged-off loans sold was Ch$29,376 million and the sale value was Ch$1,909 million. For the payments received by the Bank, up to the date on which this portfolio is disabled (the first business day of the month) the Bank recorded a Ch$225 million provision based on the estimates of its expected recovery.

(ii) On May 24 a contract was signed for the sale of the Flow of charged-off loan portfolio for April, payment for which was made on the same date.  The face value of the portfolio that was charged off was Ch$9,372 million and the sale value was Ch$609 million. For the payments received by the Bank, up to the date on which this portfolio is disabled (the first business day of the month) the Bank recorded a Ch$26 million provision based on the estimates of its expected recovery.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #02 - SINGNIFICANT EVENTS, continued:

(iii) On June 22 a contract was signed for the sale of the Flow of charged-off loan portfolio for May, payment for which was made on the same date.  The face value of the charged off portfolio was Ch$8,245 million and the sale value was Ch$536 million. For the payments received by the Bank, up to the date on which this portfolio is disabled (the first business day of the month) the Bank recorded a Ch$105 million provision based on the estimates of its expected recovery.

(iv) On July 29 a contract was signed for the sale of Flow of charged-off loan portfolio for June, payment for which was made in the act. The face value of the placement portfolio that was charged off was Ch$8,237 million and the sale value was Ch$535 million. For the payments received by the Bank, up to the date on which this portfolio is disabled (the first business day of the month) the Bank recorded a Ch$26 million provision based on the estimates of its expected recovery.

(v) On August 25 a contract was signed for the sale of Flow of charged-off loan portfolio for July, payment for which was made on the same date. The face value of the charged-off Loan portfolio that was Ch$8,474 million and the sale value was Ch$551 million. For the payments received, up to the date on which this portfolio is disabled (the first business day of the month) the Bank recorded a Ch$27 million provision based on the estimates of its expected recovery.

(vi) On September 28 a contract was signed for the sale of Flow charged-off loan for August, payment for which was made on the same date.  The face value of the charged-off loan portfolio was Ch$7,632 million and the sale value was Ch$496 million. For the payments received by the Bank, up to the date on which this portfolio is disabled (the first business day of the month) the Bank recorded a Ch$29 million provision based on the estimates of its expected recovery.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #03 - BUSINESS SEGMENTS:

The Bank manages and measures the performance of its operations by business segments. The information included in this note is not necessarily comparable to that of other financial institutions, since it is based on the internal information system for management by segment which has been adopted by the Bank. However, the valuation and classification of each segment’s assets, liabilities, and income is consistent with the accounting criteria indicated in Note 1 d) of the consolidated financial statements.

Inter-segment transactions are conducted under normal arm’s length commercial terms and conditions. Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis.

The Bank is comprised of the following business segments:

Individuals

a.	Santander Banefe
Serves individuals with monthly incomes of Ch$150,000 to Ch$400,000 pesos, who receive services through Santander Banefe. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, mortgage loans, debit cards, savings products, mutual funds, and insurance.

b.	Commercial banking
Serves individuals with monthly incomes exceeding Ch$400,000 pesos. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign trade, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stock brokerage, and insurance.

Small and mid-sized companies (PYMEs)

Serves small companies with annual sales of less than Ch$1,200 million. This segment gives customers a variety of products, including commercial loans, government-guaranteed loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds, and insurance.

Institutional

Serves institutions such as universities, government agencies, and municipal and regional governments. This segment provides a variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, savings products, mutual funds, and insurance.

Companies

The Companies segment is composed of Commercial Banking and Company Banking, where sub-segments of medium-sized companies (Companies), real estate companies (Real Estate) and large corporations are found:

a.	Companies
Serves companies with annual sales exceeding Ch$1,200 million and up to Ch$10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #03 - BUSINESS SEGMENTS, continued:

b.	Real estate
This segment also includes all the companies engaged in the real estate industry. These clients are offered not only the traditional banking services but also specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.

It brings together all the real estate companies that carry out projects to sell properties to third parties and all the builders with annual sales exceeding Ch$800 million, with no ceiling.

c.	Large corporations
The sub-segment of companies whose annual sales exceed Ch$10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investment banking, saving products, mutual funds, and insurance.

Global Banking and Markets

The Global Banking and Markets segment is comprised of:

a.	Corporate
Foreign multinational corporations or Chilean corporations whose sales exceed Ch$10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investment banking, savings products, mutual funds, and insurance.

b.	Treasury
The Treasury Division provides sophisticated financial products, mainly to companies in the Wholesale Banking area and the Companies segment. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products. The Treasury area also handles intermediation of positions and manages the owned investment portfolio.

Corporate Activities (“Other”)

This segment includes Financial Management, which performs global foreign exchange structural position management functions, those involving the parent company’s structural interest risk, and those having to do with liquidity risk. The latter, through issuances and utilizations. Also managed are the Bank’s own funds, the provision of capital allocated to each unit, and the financing cost of the investments that are made. The foregoing usually results in a negative contribution to income.

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #03 - BUSINESS SEGMENTS, continued:

To achieve the strategic objectives adopted by the top management and adapt to changing market conditions, the Bank makes changes in its organization from time to time, which in turn have a greater or lesser impact on how it is managed or administered.

Hence, this disclosure furnishes information on how the Bank is managed as of September 30, 2010. The information for the previous year (2009) has been prepared on the basis of the criteria in force at the closing date for these financial statements, to achieve a proper comparability of figures.

Specifically, commencing January 1, 2010 the Individuals, PYME, Institutional and Companies segments now comprise Commercial Banking, which reports directly to the General Manager. The Global Banking and Markets segment continues to report to the organization's Executive Vice President.

The tables shown below illustrate the Bank's income by business segment for the periods ending in September 2010 and September 2009, as well as the balances of loans and accounts receivable from customers on September 30, 2010 and December 31, 2009:

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #03 - BUSINESS SEGMENTS, continued:

	For the quarter ending on September 30, 2010
	Net interest income	Net fee and commission income	ROF (1)	Provision for loan losses	Support expenses (2)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	139,371	48,597	699	(61,733)	(73,559)	53,375
Santander Banefe	26,966	8,007	5	(20,149)	(19,506)	(4,677)
Commercial banking	112,405	40,590	694	(41,584)	(54,053)	58,052
Small and mid-sized companies (PYMEs)	74,816	8,432	2,003	(17,963)	(16,934)	50,354
Institutional	9,377	592	502	(175)	(2,540)	7,756

Companies	40,262	3,900	4,071	(2,277)	(8,567)	37,389
Companies	26,288	2,780	1,874	(3,315)	(4,103)	23,524
Large corporations	6,279	468	1,954	1,132	(3,405)	6,428
Real estate	7,695	652	243	(94)	(1,059)	7,437
Commercial Banking	263,826	61,521	7,275	(82,148)	(101,600)	148,874

Global banking and markets	(5,113)	5,941	13,525	(312)	(7,639)	6,402
Corporate	(4,184)	5,865	1,033	(312)	(2,865)	(463)
Treasury	(929)	76	12,492	-	(4,774)	6,865
Other	(23,039)	(1,026)	913	(227)	(4,331)	(27,710)

Totals	235,674	66,436	21,713	(82,687)	(113,570)	127,566

Other operating income	2,065
Other operating expenses	(13,799)
Income from investments in other companies	832
Income tax	(9,991)
Consolidated income for the period	106,673

(1) Corresponds to the sum of the net income from financial operations Ch$45,068 millions loss the net foreign exchange profit (loss) (Ch$66,781 million).
(2) Corresponds to the sum of administrative expenses (Ch$37,983 million) plus personnel expenses (Ch$63,330 million) plus depreciation and amortization (Ch$963 million) and impairment.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #03 - BUSINESS SEGMENTS, continued:

	For the quarter ending on September 30, 2009
	Net interest income	Net fee and commission income	ROF (1)	Provision for loan losses	Support expenses (2)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	130,562	44,165	459	(50,821)	(68,725)	55,640
Santander Banefe	28,431	7,718	4	(19,629)	(15,676)	848
Personal Banking	102,131	36,447	455	(31,192)	(53,049)	54,792
Small and mid-sized firms (PYMEs)	55,525	10,227	2,530	(15,935)	(14,763)	37,584
Institutional	4,791	514	161	(63)	(1,682)	3,721

Companies	26,890	5,264	3,173	(10,224)	(7,622)	17,481
Companies	12,702	2,385	1,340	(2,461)	(3,432)	10,534
Large Corporations	9,903	2,258	1,807	(9,125)	(3,003)	1,840
Real estate	4,285	621	26	1,362	(1,187)	5,107
Commercial Banking	217,768	60,170	6,323	(77,043)	(92,792)	114,426

Global banking and markets	75,961	6,271	8,786	(1,406)	(6,856)	82,756
Corporate	11,187	6,257	820	(1,406)	(3,076)	13,782
Treasury	64,774	14	7,966	-	(3,780)	68,974
Other	(76,476)	(1,685)	16,401	(673)	(3,127)	(65,560)

Totals	217,253	64,756	31,510	(79,122)	(102,775)	131,622

Other operating income	1,561
Other operating expenses	600
Income from equity in companies	97
Income tax	(22,585)
Consolidated income for the period	111,295

(1) Corresponds to the sum of the net income from financial operations (Ch$51,447 million) and the net foreign exchange profit (loss) (Ch$19,937 million loss).
(2) Corresponds to the sum of administrative expenses (Ch$34,955 million) plus personnel expenses (Ch$55,751 million) plus depreciation and amortization (Ch$12,069 million) and impairment.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #03 - BUSINESS SEGMENTS, continued:

	For the 9-month period ending on September 30, 2010						As of September 30, 2010
	Net interest income	Net fee and comission income	ROF (2)	Provision for loan losses	Support expenses (3)	Segment’s net contribution	Loans and Accounts Receivable from Customers (1)
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	400,204	138,506	1,782	(144,697)	(214,325)	181,470	8,035,617
Santander Banefe	77,975	23,594	10	(51,962)	(50,530)	(913)	668,987
Personal Banking	322,229	114,912	1,772	(92,735)	(163,795)	182,383	7,366,630
Small and mid-sized firms (PYMEs)	171,833	25,973	5,187	(46,255)	(49,987)	106,751	2,301,536
Institutional	19,172	1,848	1,714	(428)	(7,463)	14,843	340,274

Companies	103,401	16,304	11,337	(16,536)	(24,984)	89,522	3,160,681
Companies	54,744	8,421	4,948	(9,710)	(11,973)	46,430	1,286,341
Large Corporations	32,639	5,725	5,715	(8,146)	(9,899)	26,034	1,360,983
Real estate	16,018	2,158	674	1,320	(3,112)	17,058	513,357
Commercial banking	694,610	182,631	20,020	(207,916)	(296,759)	392,586	13,838,108

Global banking and markets	16,836	17,497	49,325	(955)	(23,354)	59,349	1,406,210
Corporate	18,936	17,907	1,033	(955)	(8,608)	28,313	1,386,694
Treasury	(2,100)	(410)	48,292	-	(14,746)	31,036	19,516
Other	(3,592)	(6,183)	6,982	45	(15,443)	(18,191)	59,933

Totals	707,854	193,945	76,327	(208,826)	(335,556)	433,744	15,304,251

Other operating income	25,826
Other operating expenses	(36,822)
Income from equity in companies	1,175
Income tax	(56,752)
Consolidated income for the period	367,171

(1) Corresponds to loans and accounts receivable from customers (Ch$15,232,019) plus interbank loans (Ch$72,232 million), without deduction of their respective allowances for loan losses.
(2) Corresponds to the sum of the net profit from financial operations (Ch$51,946 million) and the net foreign exchange profit (loss) (Ch$24,381 million).
(3) Corresponds to the sum of administrative expenses (Ch$109,743 million) plus personnel expenses (Ch$184,921 million) plus depreciation and amortization (Ch$36,227 million) and impairment (Ch$4,665 million).

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #03 - BUSINESS SEGMENTS, continued:

	For the 9-month period ending on September 30, 2009						December 31, 2009
	Net interes income	Net fee and commission income	ROF (2)	Provision for loan losses	Support expenses (3)	Segment’s net contribution	Loans and Accounts Receivable from Customers(1)
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	402,728	125,646	1,559	(187,954)	(202,585)	139,394	7,287,296
Santander Banefe	88,840	21,711	15	(65,248)	(46,272)	(954)	609,808
Personal Banking	313,888	103,935	1,544	(122,706)	(156,313)	140,348	6,677,488
Small and mid-sized firms (PYMEs)	161,857	30,347	7,572	(54,616)	(44,038)	101,122	2,097,592
Institutional	14,529	1,493	539	(97)	(5,064)	11,400	291,867

Companies	101,169	16,983	11,883	(19,403)	(22,976)	87,656	2,779,165
Companies	45,810	8,136	5,621	(5,451)	(10,413)	43,703	1,092,162
Large Corporations	41,367	7,038	6,104	(16,042)	(9,041)	29,426	1,239,888
Real estate	13,992	1,809	158	2,090	(3,522)	14,527	447,115
Commercial Banking	680,283	174,469	21,553	(262,070)	(274,663)	339,572	12,455,920

Global banking and markets	30,630	16,674	52,615	(2,477)	(20,999)	76,443	1,266,310
Corporate	44,847	17,071	820	(2,477)	(9,387)	50,874	1,266,310
Treasury	(14,217)	(397)	51,795	-	(11,612)	25,569	-
Other	(79,776)	(1,611)	55,813	(1,546)	(9,500)	(36,620)	29,046

Totals	631,137	189,532	129,981	(266,093)	(305,162)	379,395	13,751,276

Other operating income	4,623
Other operating expenses	(24,670)
Income from equity in companies	863
Income tax	(60,673)
Consolidated income for the period	299,538

(1) Corresponds to loans and accounts receivable from customers (Ch$13,727,864 million) plus interbank loans (Ch$23,412 million) without deduction of their respective allowances for loan losses.
(2) Corresponds to the sum of the net income from financial operations (Ch$52,013 million) and the net foreign exchange profit (loss) (Ch$77,968 million).
(3) Corresponds to the sum of administrative expenses (Ch$102,661 million) plus personnel expenses (Ch$167,846 million) plus depreciation and amortization (Ch$34,655 million) and impairment.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #04 - CASH AND CASH EQUIVALENTS:

a) The breakdown of the balances included under cash and cash equivalents is as follows:
	As of September 30, 2010	As of December 31, 2009
	MCh$	MCh$

Cash and bank deposits
Cash	401,542	418,987
Deposits in the Central Bank of Chile	692,356	988,978
Deposits in domestic banks	698	255
Overseas deposits	427,991	635,238
Subtotals - Cash and bank deposits	1,522,587	2,043,458

Transactions pending settlement, net	58,809	192,660

Total cash and cash equivalents	1,581,396	2,236,118

The level of funds in cash and at the Central Bank of Chile reflects regulations governing the reserves that the Bank must maintain on the average in monthly periods.

b) Transactions pending settlement

Transactions pending settlement are transactions in which only the settlement remains, which will increase or decrease funds in the Central Bank of Chile or in overseas banks, normally within the next 24 to 48 business hours from the close of each period.  These transactions are presented according to the following breakdown:

	As of September 30, 2010	As of December 31, 2009
	MCh$	MCh$

Assets
Notes held by other banks (swap)	160,394	206,454
Funds receivable	324,868	261,680
Subtotals	485,262	468,134

Liabilities
Funds payable	426,453	275,474
Subtotals	426,453	275,474

Transactions pending settlement, net	58,809	192,660

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #05 – TRADING INVESTMENTS:

The breakdown of the instruments designated as financial instruments for trading is as follows:

	As of September 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	235,204	667,703
Chilean Central Bank Notes	5,852	63,868
Other Chilean Central Bank and Government securities	100,992	29,806
Subtotals	342,048	761,377

Instruments of other Chilean institutions:
Mortgage finance bonds of Chilean financial institutions	-	11
Chilean financial institutions bonds	31,687	-
Chilean corporate bonds	23,218	-
Subtotals	54,905	11

Instruments of foreign institutions:
Foreign government or central bank instruments	-	-
Other foreign instruments	-	-
Subtotals	-	-

Investments in mutual funds:
Funds managed by related entities	389	37,151
Subtotals	389	37,151

Totals	397,342	798,539

As of September 30, 2010 there are no instruments sold under repurchase agreements with customers and financial institutions. As of December 31, 2009 this amount was Ch$506,127 million, with an average maturity of 40 days.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #06 - DERIVATIVE FINANCIAL INSTRUMENT AND HEDGE ACCOUNTING:

a)	As of September 30, 2010 and December 31, 2009 the Bank has the following portfolio of derivative instruments:

	As of September 30, 2010
	Notional amount			Fair market value
	Up to 3 months	More than 3 months to one year	More than one year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedging derivatives at fair market value
Currency forwards	-	-	-	-	-
Interest rate swaps	83,614	-	690,811	12,673	1,335
Currency and rate swaps	-	29,032	506,401	11,660	18,240
Currency call options	-	-	-	-	-
Rate call options	-	-	-	-	-
Currency put options	-	-	-	-	-
Rate put options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	-	-	-	-	-
Subtotals	83,614	29,032	1,197,212	24,333	19,575

Cash flow hedging derivatives
Currency forwards	-	-	-	-	-
Interest rate swaps	-	-	-	-	-
Currency and rate swaps	297,445	179,434	985,313	30	97,992
Currency call options	-	-	-	-	-
Rate call options	-	-	-	-	-
Currency put options	-	-	-	-	-
Rate put options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	-	-	-	-	-
Subtotals	297,445	179,434	985,313	30	97,992

Derivatives for trading
Currency forwards	11,076,885	3,767,978	4,160,871	320,221	382,918
Interest rate swaps	2,189,685	2,557,691	15,383,773	248,244	320,554
Currency and rate swaps	551,561	1,072,825	11,736,421	1,061,725	827,459
Currency call options	37,773	12,653	17,400	185	450
Rate call options	2,490	34,228	85,480	91	1,461
Currency put options	17,524	1,980	4,587	229	1,525
Rate put options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	122,705	-	-	1,312	261
Subtotals	13,998,623	7,447,355	31,388,532	1,632,007	1,534,628

Totals	14,379,682	7,655,821	33,571,057	1,656,370	1,652,195

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #06 - DERIVATIVE FINANCIAL INSTRUMENT AND HEDGE ACCOUNTING, continued:

	As of December 31, 2009
	Notional amount			Fair market value
	Up to 3 months	More than 3 months to one year	More than one year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedging derivatives at fair market value
Currency forwards	-	-	-	-	-
Interest rate swaps	-	86,963	580,132	2,446	3,794
Currency and rate swaps	-	26,079	583,035	16,972	805
Currency call options	-	-	-	-	-
Rate call options	-	-	-	-	-
Currency put options	-	-	-	-	-
Rate put options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	-	-	-	-	-
Subtotals	-	113,042	1,163,167	19,418	4,599

Cash flow hedging derivatives
Currency forwards	-	-	-	-	-
Interest rate swaps	-	-	-	-	-
Currency and rate swaps	51,993	582,830	73,551	4,741	52,301
Currency call options	-	-	-	-	-
Rate call options	-	-	-	-	-
Currency put options	-	-	-	-	-
Rate put options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	-	-	-	-	-
Subtotals	51,993	582,830	73,551	4,741	52,301

Derivatives for trading
Currency forwards	6,533,147	4,195,874	587,541	199,665	184,112
Interest rate swaps	2,418,161	4,240,574	9,618,573	243,965	330,975
Currency and rate swaps	887,942	1,594,972	9,880,693	922,498	772,959
Currency call options	34,341	22,107	-	203	43
Rate call options	122	5,189	39,900	281	595
Currency put options	33,198	15,487	-	3,083	3,232
Rate put options	-	-	-	-	-
Interest rate futures	-	-	-	-	-
Other derivatives	29,320	-	-	24	90
Subtotals	9,936,231	10,074,203	20,126,707	1,369,719	1,292,006

Totals	9,988,224	10,770,075	21,363,425	1,393,878	1,348,906

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #06 - DERIVATIVE FINANCIAL INSTRUMENT AND HEDGE ACCOUNTING, continued:

b)	Hedges

Hedges at fair market value:

The Bank uses cross-currency swaps, interest rate swaps, and call money swaps to hedge its exposure to changes in the fair market value of the hedging element attributable to interest rates. The hedge securities mentioned above change the effective cost of long-term issues from a fixed interest rate to a variable interest rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a breakdown of the hedged elements and hedge instruments at fair market value as of September 30, 2010 and December 31, 2009, classified by maturity term:
	As of September 30, 2010
	Within 1 year	Between 1 nd 3 years	Between 3 and 6 years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged element
Central Bank of Chile Bonds in Pesos (BCP)	-	-	-	-
Corporate bonds	-	10,398	-	-
Senior bonds	-	386,920	241,825	-
Subordinated bonds	-	53,202	145,095	-
Short-term loans	-	-	25,000	17,191
Interbank loans	217,657	-	-	-
Time deposits	131,979	4,640	-	-
Mortgage bonds	-	-	-	75,953

Totals	349,636	455,160	411,920	93,144

Hedge instrument
Interest rate swap	266,022	48,365	145,095	75,953
Call money swap	68,614	402,155	241,825	-
Cross currency swap	15,000	4,640	25,000	17,191

Totals	349,636	455,160	411,920	93,144
	As of December 31, 2009
	Within 1 year	Between 1 and 3 years	Between 3 and 6years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged element
Central Bank of Chile Bonds in Pesos (BCP)	-	-	10,320	37,173
Central Bank of Chile Bonds in UF (BCU)	-	83,113	57,911	31,588
Corporate bonds	-	-	10,906	-
Senior bonds	-	405,800	-	-
Subordinated bonds	-	111,595	152,175	-
Short-term loans	-	-	25,000	22,191
Interbank loans	-	131,885	-	-
Time deposits	113,042	4,640	-	-
Mortgage bonds	-	-	-	78,870

Totals	113,042	737,033	256,312	169,822

Hedge instrument
Cross currency swap	26,079	214,998	220,406	147,631
Interest rate swap	71,963	517,395	10,906	-
Call money swap	15,000	4,640	25,000	22,191

Totals	113,042	737,033	256,312	169,822

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #06 - DERIVATIVE FINANCIAL INSTRUMENT AND HEDGE ACCOUNTING, continued:

Cash flow hedge:

The Bank uses cross currency swaps to hedge the risk of variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable rate. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Below are the nominal amounts of the hedge item for September 30, 2010 and December 31, 2009, and the periods in which the flows were produced:

	As of September 30, 2010
	Within 1 year	Between 1 and 3 years	Between 3 and 6years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged element
Bonds	1,000,306	123,331	-	-
Interbank loans	96,730	241,825	-	-

Totals	1,097,036	365,156	-	-

Hedge instrument
Cross currency swap	1,097,036	365,156	-	-

Totals	1,097,036	365,156	-	-

	As of December 31, 2009
	Within 1 year	Between 1 and 3 years	Between 3 and 6years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged element
Bonds	-	-	-	-
Interbank loans	634,823	73,551	-	-

Totals	634,823	73,551	-	-

Hedge instrument
Cross currency swap	634,823	73,551	-	-

Totals	634,823	73,551	-	-

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #06 - DERIVATIVE FINANCIAL INSTRUMENT AND HEDGE ACCOUNTING, continued:

Below is the estimate for the fiscal years in which the flows to be produced:

	As of September 30, 2010
	Within 1 year	Between 1 and 3 years	Between 3 and 6years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged element
Inflows	-	-	-	-
Outflows	(13,984)	(4,803)	-	-
Net flows	(13,984)	(4,803)	-	-

Hedge instrument
Inflows	13,983	4,804	-	-
Outflows	(24,973)	(10,322)	-	-
Net flows	(10,990)	(5,518)	-	-

	As of December 31, 2009
	Within 1 year	Between 1 and 3 years	Between 3 and 6years	Over 6 years
	MCh$	MCh$	MCh$	MCh$

Hedged element
Inflows	-	-	-	-
Outflows	(7,570)	(1,487)	-	-
Net flows	(7,570)	(1,487)	-	-

Hedge instrument
Inflows	7,570	1,487	-	-
Outflows	(2,570)	(938)	-	-
Net flows	5,000	549	-	-

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #06 - DERIVATIVE FINANCIAL INSTRUMENT AND HEDGE ACCOUNTING, continued:

c)
The income generated by those cash flow derivatives whose effect was recorded in the Interim Statement of Changes in Shareholders' Equity as of September 30, 2010 and September 30, 2009 is shown below:

	As of September 30,
	2010	2009
	MCh$	MCh$

Senior bond	2,672	(4,000)
Loan	4,499	(12,629)

Net flows	7,171	(16,629)

During 2010 period, the bank recorded expected future transactions in its cash flow hedge accounting portfolio for a total of USD 175 million. In 2009 period the Bank did not record expected future transactions in its cash flow hedge accounting portfolio.

Since the variable flows for both the hedged element and the hedging element mirror each other, the hedges are almost 100% efficient, which means that the variations of value attributable to rate components are almost netted out.  As of September 30, 2010 Ch$23 millions were charged to net income due to inefficiency.

d)	Below is a presentation of the income generated by the cash flow derivatives whose effect was transferred from other comprehensive income to income for the period:

	As of September 30,
	2010	2009
	MCh$	MCh$

Senior bond	-	-
Loan	23	66

Net income from cash flow hedges	23	66

e)	Net investment hedges for overseas business:

As of September 30, 2010 and December 31, 2009 the Bank does not have any hedges for overseas business in its hedging portfolio.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #07 - INTERBANK LOANS:

a)	As of September 30, 2010 and December 31, 2009 the balances shown in the "Interbank loans" item are as follows:

	As of September 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Domestic banks
Loans and advances to banks	19,516	3
Deposits in the Central Bank of Chile	-	-
Nontransferable Central Bank of Chile bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans	-	-
Overdrafts in current accounts	-	-
Nontransferable Chilean bank loans	-	-
Other Chilean bank loans	-	-
Allowances and impairment for Chilean bank loans	(5)	-

Foreign banks
Loans to foreign banks	52,716	23,409
Overdrafts in current accounts	-	-
Nontransferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Allowances and impairment for foreign bank loans	(43)	(42)

Totals	72,184	23,370

b)	The amount in each fiscal period for allowances and impairment of interbank loans is shown below:

	As of September 30, 2010			As of December 31, 2009
	Domestic banks	Foreign banks	Total	Domestic banks	Foreign banks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

As of January 1,	-	42	42	-	35	35
Charge-offs	-	-	-	-	-	-
Allowances established	5	1	6	-	7	7
Allowances released	-	-	-	-	-	-

Totals	5	43	48	-	42	42

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #08 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS:

a)	Loans and accounts receivable from customers

As of September 30, 2010 and December 31, 2009 the composition of the placements portfolio is as follows:

	Assets before allowances			Allowances established
	Normal portfolio	Substandard loans	Total	Individual allowances	Group allowances	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	5,363,318	674,464	6,037,782	66,572	82,771	149,343	5,888,439
Foreign trade loans	678,503	90,038	768,541	19,126	409	19,535	749,006
General purpose mortgage loans	49,340	24,638	73,978	608	4,316	4,924	69,054
Factoring transactions	216,220	7,123	223,343	1,704	576	2,280	221,063
Leasing Transactions	982,005	79,533	1,061,538	11,381	1,808	13,189	1,048,349
Other loans and accounts receivable	925	12,228	13,153	4,503	1,093	5,596	7,557

Subtotals	7,290,311	888,024	8,178,335	103,894	90,973	194,867	7,983,468

Mortgage loans
Loans with mortgage finance bonds	142,176	4,709	146,885	-	450	450	146,435
Mortgage mutual loans	125,979	64,266	190,245	-	11,214	11,214	179,031
Other mortgage mutual loans	4,086,280	75,389	4,161,669	-	5,968	5,968	4,155,701
Leasing Transactions	-	-	-	-	-	-	-

Subtotals	4,354,435	144,364	4,498,799	-	17,632	17,632	4,481,167

Consumer loans
Installment consumer loans	1,137,561	415,984	1,553,545	-	165,671	165,671	1,387,874
Credit card balances	683,043	24,103	707,146	-	34,800	34,800	672,346
Consumer leases	3,348	363	3,711	-	115	115	3,596
Other consumer loans	275,205	15,278	290,483	-	15,748	15,748	274,735

Subtotals	2,099,157	455,728	2,554,885	-	216,334	216,334	2,338,551

Totals	13,743,903	1,488,116	15,232,019	103,894	324,939	428,833	14,803,186

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #08 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

	Assets before allowances			Allowances established
	Normal portfolio	Substandard loans	Total	Individual allowances	Group allowances	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	4,832,638	656,957	5,489,595	45,857	78,418	124,275	5,365,320
Foreign trade loans	531,487	104,841	636,328	21,732	1,295	23,027	613,301
General purpose mortgage loans	69,060	23,851	92,911	623	2,947	3,570	89,341
Factoring transactions	126,106	4,166	130,272	1,642	744	2,386	127,886
Leasing Transactions	890,107	74,591	964,698	6,531	1,308	7,839	956,859
Other loans and accounts receivable	1,026	9,932	10,958	1,912	3,430	5,342	5,616

Subtotals	6,450,424	874,338	7,324,762	78,297	88,142	166,439	7,158,323

Mortgage loans
Loans with mortgage finance bonds	169,827	5,765	175,592	-	576	576	175,016
Mortgage mutual loans	139,890	59,249	199,139	-	9,040	9,040	190,099
Other mortgage mutual loans	3,717,188	67,134	3,784,322	-	6,918	6,918	3,777,404
Leasing Transactions	-	-	-	-	-	-	-

Subtotals	4,026,905	132,148	4,159,053	-	16,534	16,534	4,142,519

Consumer loans
Installment consumer loans	945,924	432,120	1,378,044	-	130,532	130,532	1,247,512
Credit card balances	564,685	22,252	586,937	-	24,433	24,433	562,504
Consumer leases	3,447	388	3,835	-	9	9	3,826
Other consumer loans	250,742	24,491	275,233	-	11,538	11,538	263,695

Subtotals	1,764,798	479,251	2,244,049	-	166,512	166,512	2,077,537

Totals	12,242,127	1,485,737	13,727,864	78,297	271,188	349,485	13,378,379

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #08 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

b)	Portfolio characteristics:

As of September 30, 2010 and December 31, 2009 the portfolio before allowances has the following breakdown according to the customers' economic activity:

	Domestic loans (*)		Foreign loans(**)		Total loans		Rate
	As of September 30,	As of December 31,	As of September 30,	As of December 31,	As of September 30,	As of December 31,	As of September 30,	As of December 31,
	2010	2009	2010	2009	2010	2009	2010	2009
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%

Commercial loans
Manufacturing	792,275	640,395	-	-	792,275	640,395	5.18	4.66
Mining	61,854	67,057	-	-	61,854	67,057	0.40	0.49
Electricity, gas and water	150,219	144,386	-	-	150,219	144,386	0.98	1.05
Agriculture and livestock	678,300	610,909	-	-	678,300	610,909	4.43	4.44
Forestry	82,356	71,085	-	-	82,356	71,085	0.54	0.52
Fishing	139,458	127,025	-	-	139,458	127,025	0.91	0.93
Transport	429,386	362,508	-	-	429,386	362,508	2.81	2.64
Communications	152,619	164,077	-	-	152,619	164,077	1.00	1.20
Construction	929,670	817,293	-	-	929,670	817,293	6.07	5.95
Commerce (*) (**)	1,979,356	1,650,903	52,716	23,409	2,032,072	1,674,312	13.28	12.03
Services	297,490	288,256	-	-	297,490	288,256	1.94	2.10
Other	2,504,869	2,380,871	-	-	2,504,869	2,380,871	16.37	17.34

Subtotals	8,197,852	7,324,765	52,716	23,409	8,250,568	7,348,174	53.91	53.35

Mortgage loans	4,498,799	4,159,053	-	-	4,498,799	4,159,053	29.40	30.30

Consumer loans	2,554,884	2,244,049	-	-	2,554,884	2,244,049	16.69	16.35

Totals	15,251,535	13,727,867	52,716	23,409	15,304,251	13,751,276	100.00	100.00

(*)	Includes loans to domestic financial institutions totaling Ch$19,516 million as of September 30, 2010 and Ch$3 million as of December 31, 2009.

(**)	Includes loans to foreign financial institutions totaling Ch$52,716 million as of September 30, 2010 and Ch$23,409 million as of December 31, 2009 (Note 08).

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #08 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

c)	Allowances

The changes in allowances during the periods ending on September 30, 2010 and December 31, 2009 can be summarized as follows:

	As of September 30,			As of December 31,
	2010			2009
	Individual allowances	Group allowances	Total	Individual allowances	Group allowances	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1,	78,297	271,188	349,485	54,091	220,114	274,205

Impaired portfolio charge-offs:
Commercial loans	(8,923)	(40,501)	(49,424)	(4,898)	(43,220)	(48,118)
Mortgage loans	-	(10,589)	(10,589)	-	(8,708)	(8,708)
Consumer loans	-	(91,219)	(91,219)	-	(239,005)	(239,005)

Total charge-offs	(8,923)	(142,309)	(151,232)	(4,898)	(290,933)	(295,831)

Allowances established (1) (2)	42,979	204,511	247,490	34,739	363,670	398,409
Allowances released (2)	(8,459)	(8,451)	(16,910)	(5,635)	(21,663)	(27,298)

Totals	103,894	324,939	428,833	78,297	271,188	349,485

In addition to these loan loss allowances, there are country risk allowances to cover foreign operations, which are presented in liabilities under the item Provisions.

(1)	The “Allowances established” balances exclude the allowances on Interbank loans disclosed in Note #07
(2)
The “Allowances established” and “Allowances released” balances disclosed are cumulative life-to-date related to balance sheet activity and will not agree to the “Allowances established” and “Allowances released” balances in Note #26, which are period-to-date balances related to income statement activity.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #09 – AVAILABLE FOR SALE INVESTMENTS:

As of September 30, 2010 and December 31, 2009 the breakdown of instruments designated as financial instruments available for sale is as follows:

	As of September 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	667,650	1,063,879
Chilean Central Bank Notes	519,873	264,011
Other Chilean Central Bank and Government securities	174,491	212,362
Subtotals	1,362,014	1,540,252

Instruments of other Chilean institutions
Time deposits in Chilean financial institutions	-	41,407
Mortgage finance bonds of Chilean financial institutions	227,593	236,847
Chilean financial institutions bonds	-	-
Chilean corporate bonds	-	11,584
Other Chilean securities	287	-
Subtotals	227,880	289,838

Instruments of foreign institutions
Foreign government or central bank instruments	-	-
Other foreign instruments	11,131	-
Subtotals	11,131	-

Totals	1,601,025	1,830,090

Chilean Central Bank and Government securities include instruments sold under repurchase agreements with customers and financial institutions totaling Ch$27,484 million and Ch$403,295 million as of September 30, 2010 and December 31, 2009, respectively.

As of September 30, 2010 available for sale investments included unrealized net losses of Ch$24,508 million, recorded as a “Valuation adjustment in equity,” distributed between Ch$24,217 million attributable to Bank shareholders and Ch$292 million attributable to minority interest.

As of December 31, 2009 available for sale investments included unrealized net losses of Ch$29,304 million, recorded as a “Valuation adjustment in equity,” distributed between Ch$29,132 million attributable to Bank shareholders and Ch$172 million attributable to minority interest.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #10 – INTANGIBLES ASSETS:

a)	Intangible assets as of September 30, 2010 and December 31, 2009 is as follows:

				As of September 30, 2010
	Years of useful life	Remaining years of amortization	Initial balance January 1, 2010	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	1.9	1,544	5,328	(3,825)	1,503
Software development (acquired)	3	1.9	75,716	135,288	(66,816)	68,472

Totals			77,260	140,616	(70,641)	69,975

				As of December 31, 2009
	Years of useful life	Remaining years of amortization	Initial balance January 1, 2009	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	1.8	1,732	4,422	(2,878)	1,544
Software development (acquired)	3	2	66,500	123,939	(48,223)	75,716

Totals			68,232	128,361	(51,101)	77,260

b)	The activity in intangible assets during 2010 and 2009 periods is as follows:

b.1)	Gross balance

	Licenses	Software development (acquired)	Total
	MCh$	MCh$	MCh$

Gross balances 2010
Balances as of January 1, 2010	4,422	123,939	128,361
Acquisitions	906	11,349	12,255
Other	-	-	-

Balances as of September 30, 2010	5,328	135,288	140.616

Gross balances 2009
Balances as of January 1, 2009	3,194	91,207	94,401
Acquisitions	1,228	32,732	33,960
Other	-	-	-

Balances as of December 31, 2009	4,422	123,939	128,361

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #10 – INTANGIBLES ASSETS, continued:

b.2)	Accumulated amortization

	Licenses	Software development (acquired)	Total
	MCh$	MCh$	MCh$
Opening:
Balances as of January 1, 2010	(2,878)	(48,223)	(51,101)
Amortization for the period	(947)	(18,593)	(19,540)
Other changes in book value in the period	-	-	-

Balances as of September 30, 2010	(3,825)	(66,816)	(70,641)

Balances as of January 1, 2009	(1,462)	(24,707)	(26,169)
Amortization for the period	(1,416)	(23,516)	(24,932)
Other changes in book value in the period	-	-	-

Balances as of December 31, 2009	(2,878)	(48,223)	(51,101)

NOTE #11 – PROPERTY, PLANT AND EQUIPMENT:

a)	Property, plant and equipment as of September 30, 2010 and December 31, 2009 is as follows:

		As of September 30, 2010
	Initial balance January 1, 2010	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	161,922	164,587	(27,218)	137,369
Equipment	13,391	79,927	(77,658)	2,269
Under operating leases	689	1,576	(229)	1,347
Other	8,120	63,099	(43,649)	19,450

Totals	184,122	309,189	(148,754)	160,435

		As of December 31, 2009
	Initial balance January 1, 2009	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	170,197	180,868	(18,946)	161,922
Equipment	15,597	27,993	(14,602)	13,391
Under operating leases	4,092	727	(38)	689
Other	10,503	17,513	(9,393)	8,120

Totals	200,389	227,101	(42,979)	184,122

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #11 – PROPERTY, PLANT AND EQUIPMENT, continued:

b)	The activity during 2010 and 2009 periods is as follows:

b.1)	Gross balance

	Land and building	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2010	180,868	27,993	727	17,513	227,101
Additions	3,591	2,721	-	1,400	7,712
Disposals (ii)	(19,035)	(218)	-	(68)	(19,321)
Impairment due to damage (i)	(4,479)	(186)	-	-	(4,665)
Other	3,642	49,617	-	44,254	97,513
Transfers	-	-	849	-	849

Balances as of September 30, 2010	164,587	79,927	1,576	63,099	309,189

	Land and constructions	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2009	178,502	22,990	4,161	16,150	221,803
Additions	5,730	5,085	-	941	11,756
Disposals	(2,637)	(7)	(4,161)	(19)	(6,824)
Impairment due to damages	-	(75)	-	-	(75)
Transfers	(727)	-	727	441	441
Other	-	-	-	-	-

Balances as of December 31, 2009	180,868	27,993	727	17,513	227,101

(i)
As a consequence of the earthquake of February 27, 2010, the Bank recorded impairment in some of the branches located in the affected area amounting to Ch$4,479 million and Ch$186 million per ATM as of September 30, 2010, which has been partially offset by the indemnities paid by the Insurance Company in the amount of Ch$2,663 million, which is included in the "other operating revenue" item.

(ii)	As indicated in Note # 02 Significant Events, letter C, in 2010 the Bank sold 16 branches. The related cost at the time of the sale was Ch$13,065 million.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #11 – PROPERTY, PLANT AND EQUIPMENT, continued:

b.2)	Accumulated depreciation

	Land and building	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2010	(18,946)	(14,602)	(38)	(9,393)	(42,979)
Depreciation charges in the period	(8,496)	(4,952)	(63)	(3,176)	(16,687)
Sales and disposals in the period	224	-	-	-	224
Discontinued operations	-	-	-	-	-
Other	-	(58,104)	(128)	(31,080)	(89,312)
Balances as of September 30, 2010	(27,218)	(77,658)	(229)	(43,649)	(148,754)

	Land and building	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2009	(8,305)	(7,393)	(69)	(5,647)	(21,414)
Depreciation charges in the period	(10,705)	(7,209)	(31)	(3,746)	(21,691)
Sales and disposals in the period	64	-	62	-	126
Discontinued operations	-	-	-	-	-

Balances as of December 31, 2009	(18,946)	(14,602)	(38)	(9,393)	(42,979)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #12 - CURRENT TAXES AND DEFERRED TAXES:

a)	Current Taxes

As of September 30, 2010 and December 31, 2009, the Bank has recorded a provision for income tax, which is determined on the basis of the tax legislation then in force, and reflected liabilities of Ch$22,539 million as of September 30, 2010 and Ch$59,290 million as of December 31, 2009. This provision is presented net of taxes recoverable, as is shown below:

	As of September 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Summary of current tax liabilities (assets)
Assets for current taxes	(5,948)	(4,541)
Liabilities for current taxes	28,487	63,831

Total tax payable	22,539	59,290

Breakdown of current tax liabilities (assets) (net)
Income tax, tax rate 17%	94,005	106,882
Minus:
Provisional monthly payments	(64,947)	(41,061)
Credit for training expenses	(542)	(1,148)
Other	(5,977)	(5,383)

Total tax payable	22,539	59,290

b)	Tax income

The tax expense effect during the periods of three and nine months ended September 30, 2010 and 2009 is comprised of the following components:

	For the quarter ending on September 30,		For the 9-month period ending on September 30,
	2010	2009	2010	2009
	MCh$	MCh$	MCh$	MCh$

Income tax expenses
Current tax	25,496	36,976	82,721	89,152

Credits (charges) for deferred taxes
Origination and reversal of temporary differences	(15,684)	(14,354)	(26,278)	(28,596)
Subtotals	9,812	22,622	56,443	60,556

Tax for rejected expenses Article #21	179	26	309	180
Other	-	(63)	-	(63)

Net charges to income for income tax	9,991	22,585	56,752	60,673

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #12 - CURRENT TAXES AND DEFERRED TAXES, continued:

c)	Reconciliation of the effective tax rate

Below is the reconciliation between the income tax rate and the effective rate applied in the determination of the tax expense as of September 30, 2010 and 2009:

	As of September 30,
	2010		2009
	Tax Rate	Amount	Tax Rate	Amount

	%	MCh$	%	MCh$

Pretax profit	17.00	72,067	17.00	61,236
Permanent differences	(1.89)	(8,026)	(0.11)	(392)
Single tax (rejected expenses)	0.07	308	0.05	180
Effect of rate change	(1.79)	(7,597)	-	-
Other	-	-	(0.10)	(351)

Effective rates and expenses for income tax	13.39	56,752	16.84	60,673

The effective income tax rate as of September 2010 and 2009 is 13.39% and 16.84%, respectively.

Law 20,455 of July 2010 raises corporate income tax rate to 20% in the year 2011 and  to 18.5% in the year 2012.  The effect of this change in temporary differences that will be reversed in those years, was a net gain of Ch$7,596 million.

d)	Effect of deferred taxes on equity

Below is a summary of the separate effect of deferred taxes on equity, showing the asset and liability balances, during the periods from January 1, 2010 to September 30, 2010 and from January 1, 2009 to December 31, 2009, being comprised of the following components:

	As of September 30,	As of December 31,
	2010	2009
	MCh$	MCh$
Deferred tax assets
Available for sale Investments	4,489	4,982
Cash flow hedge	425	537
Total deferred tax assets affecting equity	4,914	5,519

Deferred tax liabilities
Cash flow hedge	(1,720)	-
Total deferred tax liabilities affecting equity	(1,720)	-

Net deferred tax balances in equity	3,194	5,519

Deferred tax in equity attributable to Bank shareholders	3,145	5,490
Deferred tax in equity attributable non-controlling interest	49	29

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #12 - CURRENT TAXES AND DEFERRED TAXES, continued:

e)	Effect of deferred taxes on income

As of September 30, 2010 and December 31, 2009, the Bank has recorded the deferred tax effects in its financial statements.

Below are the effects of deferred taxes on assets, liabilities, and income assigned as a result of temporary differences:

	As of September 30,	As of December 31,
	2010	2009
	MCh$	MCh$
Deferred tax assets
Interest and adjustments	2,014	2,012
Extraordinary charge-off	7,117	8,804
Assets received in lieu of payment	205	210
Exchange rate adjustments	36	35
Valuation of Property, plant and equipment	7,205	7,472
Provisions for loan losses	62.989	43,420
Leased assets	666	6,556
Derivatives	6,556	17
Leased assets	25,631	19,241
Affiliates’ tax losses	4,631	51
Other	8,103	1,507
Total deferred tax assets	125,153	89,325

Deferred tax liabilities
Valuation of investments	(70)	(2,512)
Depreciation	(297)	(78)
Prepaid expenses	(894)	(519)
Other	(911)	(271)
Total deferred tax liabilities	(2,172)	(3,380)

f)	Summary of total deferred taxes

Below is a summary of the deferred taxes, indicating their effect on both equity and income:

	As of September 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Deferred tax assets
Affecting equity	4,914	5,519
Affecting income	125,153	89,325
Total deferred tax assets	130,067	94,844

Deferred tax liabilities
Affecting equity	(1,720)	-
Affecting income	(2,172)	(3,380)
Total deferred tax liabilities	(3,892)	(3,380)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #13 - OTHER ASSETS:

The Other assets item’s composition is as follows:

	As of September 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Assets for leasing (*)	36,201	52,070

Assets received in lieu of payment (**)
Received in lieu of payment	25,445	13,146
Assets awarded in judicial sale	9,047	2,179
Provision for assets received in lieu of payment	(3,081)	(908)
Subtotals	31,411	14,417
Other assets
Guarantee deposits	309,107	229,083
VAT credit	7,030	7,180
Income tax recoverable	9,045	15,261
Prepaid expenses	20,330	8,960
Assets recovered from leasing for sale	3,253	985
Pension plan assets	4,383	4,893
Accounts and notes receivable	89,736	53,196
Notes receivable through brokerage and simultaneous transactions	145,728	60,622
Higher value paid on purchase of mortgage finance bonds issued by bank	-	561
Other assets	6,739	7,595
Subtotals	595,351	388,336
Totals	662,963	454,823

(*)	Assets available to be granted under financial leasing agreements.

(**)
The assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets so acquired must at no time exceed, in the aggregate, 20% of the Bank’s effective equity. These assets currently represent 0.95% as of September 30, 2010 (0.52% as of December 31, 2009) of the Bank's effective equity.

The assets awarded at judicial sale are assets that have been acquired as payment of debts previously owed toward the Bank. The assets awarded at judicial sales are not subject to the aforementioned margin. These properties are assets available for sale. For most assets, the sale is expected to be completed within one year from the date on which the asset was received or acquired. If the asset in question is not sold within the year, it must be written off.

Furthermore, a provision is recorded for the difference between the initial award value plus its additions, and its estimated realization value (appraisal) when the former is higher.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #14 - DEPOSITS AND OTHER LIABILITIES:

As of September 30, 2010 and December 31, 2009 the composition of the Deposits and other liabilities item is as follows:

	As of September 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Demand deposits and other demand liabilities
Checking accounts	3,005,768	2,776,607
Other deposits and demand accounts	353,956	303,495
Other demand liabilities	632,008	453,432

Totals	3,991,732	3,533,534

Time deposits and other time liabilities
Time deposits	7,049,013	4,219,392
Time savings accounts	105,205	98,985
Other time liabilities	995	2,856,880

Totals	7,155,213	7,175,257

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #15 - DEBT INSTRUMENTS ISSUED AND OTHER OBLIGATIONS

As of September 30, 2010 and December 31, 2009, the item's composition is as follows:

	As of September 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Other financial obligations
Obligations to the public sector	105,161	90,144
Other domestic obligations	57,555	55,015
Foreign obligations	1,488	1,752
Subtotals	164,204	146,911
Debt instruments issued
Mortgage finance bonds	209,350	263,864
Senior bonds	3,060,126	2,068,786
Subordinated bonds	709,972	592,026
Subtotals	3,979,448	2,924,676

Totals	4,143,652	3,071,587

The debts classified as short term are either demand obligations or will mature in one year or less. All other debts are classified as long term. The Bank’s debts, both short and long-term, are summarized below:

	As of September 30, 2010
	Long term	Short term	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	174,410	34,940	209,350
Senior bonds	2,748,752	311,374	3,060,126
Subordinated bonds	704,981	4,991	709,972
Debt instruments issued	3,628,143	351,305	3,979,448

Other financial obligations	124,760	39,444	164,204

Totals	3,752,903	390,749	4,143,652

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #15 - DEBT INSTRUMENTS ISSUED AND OTHER OBLIGATIONS, continued:

	As of December 31, 2009
	Long term	Short term	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	213,853	50,011	263,864
Senior bonds	1,901,972	166,814	2,068,786
Subordinated bonds	592,026	-	592,026
Debt instruments issued	2,707,851	216,825	2,924,676

Other financial obligations	109,013	37,898	146,911

Totals	2,816,864	254,723	3,071,587

a)	Mortgage finance bonds

These bonds are used to finance mortgage loans. The outstanding principal of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF and bear a weighted – average annual interest rate of 5.34% as of September 2010 and 4.7% as of December 2009.

	As of September 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Maturing within 1 year	34,940	50,011
Maturing in 1 to 2 years	27,064	31,804
Maturing in 2 to 3 years	26,030	28,574
Maturing in 3 to 4 years	24,406	23,277
Maturing in 4 to 5 years	21,202	27,350
Maturing after 5 years	75,708	102,848
Totals, mortgage finance bonds	209,350	263,864

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #15 - DEBT INSTRUMENTS ISSUED AND OTHER OBLIGATIONS, continued:

b)	Senior bonds

The following table shows, at the indicated dates, our senior bonds issued.

	As of September 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Santander Bonds denominated in UF	2,087,776	1,660,877
Santander Bonds denominated in US $	972,350	407,909
Totals, senior bonds	3,060,126	2,068,786

During 2010 the Bank issued senior bonds for an amount of UF 16,000,000 and USD 1,700,000,000.  The detail of  these issuances are as follows:

Series	Amount	Term	Issue Rate	Date of Issue	Maturity Date
F7	UF 3,000,000 (i)	4.5 years	3.3% per annum simple	11/01/2009	05/01/2014
F8	UF 3,000,000 (ii)	4.5 years	3.6% per annum simple	01/01/2010	07/01/2014
F9	UF 3,000,000 (iii)	5 years	3.7% per annum simple	01/01/2010	01/01/2015
FB	UF 3,000,000 (iv)	5 years	3.0% per annum simple	04/01/2010	04/01/2015
FC	UF 4,000,000 (v)	5 years	4.5% per annum expired	08/01/2010	08/01/2015
Total	UF 16,000,000
	USD 500,000,000 (vi)	2 years	Libor (3 months) + 125 bp	04/15/ 2010	04/ 12/ 2012
	USD 500,000,000 (vii)	5 years	3.75% per annum simple	09/15/2010	09/15/2015
	USD 200,000,000 (viii)	1 year	Libor (3 months) + 100 bp	09/15/2010	09/15/2010
	USD 500,000,000 (ix)	10 years	Coupon 6.5%	09/15/2010	09/15/2020
Total	USD 1,700,000,000

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #15 - DEBT INSTRUMENTS ISSUED AND OTHER OBLIGATIONS, continued:

(i) On November 1, 2009 a line of bonds titled Series F7, totaling UF 3,000,000, was registered in the securities registry of the Superintendency of Banks and Financial Institutions. Placements of these Bonds in the current fiscal year have reached UF 3,000,000, accounting for the entire issuance.

(ii) At the end of September 2010, UF 3,000,000 of placements have been made, accounting for the entire Series F8 issuance.

(iii) At the end of September 2010, UF 102,000 of placements in the current period have been made, with a face value of UF 2,898,000 of the Series F9 issue remaining to be placed.

(iv) On April 1, 2010 the Series FB, totaling UF 3,000,000, was registered in the securities registry of the Superintendency of Banks and Financial Institutions. At the end of September 2010, this entire series has been issued in a private placement among institutional buyers qualified in accordance with Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”).

(v) On August 1, 2010 the Series FC bonds, totaling UF 4,000,000, were registered in the securities registry of the Superintendency of Banks and Financial Institutions. At the end of September 2010, this entire series has been issued.

(vi) Senior Bond for USD 500,000,000, at a floating rate and maturing on April 12, 2012; issued in a private placement among institutional buyers qualified in accordance with Rule 144A of the Securities Act of 1933, as amended (the "Securities Act").

(vii) Senior Bond for USD 500,000,000, of a Fixed Bond with a 3.75% coupon rate has been issued.

(viii) Senior Bond for USD 200,000,000, was issued, at a floating rate and maturing on September 15, 2011; the Bond was issued in a private placement among institutional buyers qualified in accordance with Rule 144A of the Securities Act of 1933, as amended (the "Securities Act").

(ix) CLP Bond for USD 500,000,000, CLP currency equivalent maturing in 10 years as issued with a coupon of 6.5% in a private placement among institutional buyers qualified in accordance with Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”).

During 2009, the Bank placed bonds in the amount of UF 16,289,000 and USD 800,000,000

Series	Amount	Term	Issue Rate	Issue Date	Maturity Date
F1	UF 3,000,000	8 years	3,50% per annum simple	05/02/2008	05/02/2016
F2	UF 2,379,000	9 years	4.20% per annum simple	09/01/2008	09/01/2017
F3	UF 3,000,000	5 years	4,50% per annum simple	02/01/2009	02/01/2014
F4	UF 3,000,000	4 years	4,50% per annum simple	02/01/2009	02/01/2013
F5	UF 3,000,000	4,5 years	2,50% per annum simple	05/01/2009	11/01/2013
F6	UF 3,000,000 (*)	5 years	3,50% per annum simple	09/01/2009	09/01/2014
F7	UF 3,000,000 (**)	4,5 years	3,30% per annum simple	11/01/2009	05/01/2014
Total	UF 20,379,000

144A	USD 500,000,000	3 years	2,88% per annum simple	11/13/2009	11/13/2012
144A	USD 300,000,000	3 years	2,88% per annum simple	11/13/2009	11/13/2012
Total	USD 800,000,000

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #15 - DEBT INSTRUMENTS ISSUED AND OTHER OBLIGATIONS, continued:

These bonds mature as follows:

	As of September 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Maturing within 1 year	311,374	166,814
Maturing in 1 to 2 years	246,951	218,339
Maturing in 2 to 3 years	628,710	438,446
Maturing in 3 to 4 years	475,979	378,064
Maturing in 4 to 5 years	255,252	171,647
Maturing after 5 years	1,141,860	695,476
Totals bonds	3,060,126	2,068,786

(*) On September 1, 2009 a line of senior bonds totaling UF 3,000,000 corresponding to F6 series with a 5-year term was registered in the SBIF’s Registry of Securities.  The F6 series bond has an unplaced face value of UF 1,090,000 as of December 31, 2009.

(**) On November 1, 2009 a line of senior bonds totaling UF 3,000,000 corresponding to F7 series with a 4.5 year term was registered in the Superintendency of Banks and Financial Institutions’ registry of securities.  No placements of this bond have been made in the current period.

c)	Subordinated bonds

The following table shows, at the indicated dates, the balances of our subordinated bonds.

	As of September 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Subordinated bonds denominated in US $	287,337	278,087
Subordinated bonds denominated in UF	422,635	313,939
Total subordinated bonds	709,972	592,026

During 2010, the Bank placed the following subordinated bonds in the local market, for a total of UF 6,000,000, which is detailed below:

Series	Amount	Term	Issue rate	Issue date	Maturity date

G2	UF 3,000,000 (i)	30 years	4.8% per annum simple	09/01/2008	03/01/2038
G4	UF 3,000,000 (ii)	30 years	3.9% per annum expired	07/01/2010	07/01/2040
Total	UF 6,000,000

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #15 - DEBT INSTRUMENTS ISSUED AND OTHER OBLIGATIONS, continued:

The maturities of these bonds, considered long term, are as follows:

	As of September 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Maturing within 1 year	4,991	-
Maturing in 1 to 2 years	121,358	12,899
Maturing in 2 to 3 years	-	119,211
Maturing in 3 to 4 years	-	-
Maturing in 4 to 5 years	165,980	158,876
Maturing after 5 years	417,643	301,040
Total subordinated bonds	709,972	592,026

(ii) On September 1, 2008 a line of subordinated bonds titled Series G2, totaling UF 3,000,000, was registered in the securities registry of the Superintendency of Banks and Financial Institutions. At the end of September 2010, UF 1,950,000 of this series has been issued.

(ii)	At the end of September 2010, UF 3,000,000 of placements have been made, accounting for the entire Series G4 issuance.

d)	Other financial obligations

The composition of other financial obligations, by maturity, is summarized below:

	As of September 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Long-term obligations:
Maturing in 1 to 2 years	4,605	4,583
Maturing in 2 to 3 years	3,835	3,515
Maturing in 3 to 4 years	29,297	3,556
Maturing in 4 to 5 years	3,279	27,868
Maturing after 5 years	83,744	69,491
Subtotals Long-term financial obligations	124,760	109,013

Short-term obligations:
Amounts due to credit card operators	33,773	31,045
Acceptance of letters of credit	941	-
Other long-term financial obligations, short-term portion	4,730	6,853
Subtotals Short-term financial obligations	39,444	37,898

Totals other financial obligations	164,204	146,911

NOTE #16 - MATURITY OF ASSETS AND LIABILITIES:

As of September 30, 2010 and December 31, 2009 the breakdown of the assets and liabilities by maturity is as follows:

As of September 30, 2010	Up to 30 days	Between 31 and 60 days	Between 61 and 90 days	Between 91 and 180 days	Between 181 and 365 days	Between 1 and 3 years	More than 3 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,522,587	-	-	-	-	-	-	1,522,587
Unsettled transactions	485,262	-	-	-	-	-	-	485,262
Trading investments	5,952	3,130	8,988	10,534	124,739	103,913	140,086	397,342
Investment, under resale agreements	64,995	-	-	-	-	-	-	64,995
Financial derivative contracts	110,507	54,444	39,433	119,057	184,779	323,417	824,733	1,656,370
Interbank loans	59,442	11,892	236	417	197	-	-	72,184
Commercial loans (*)	1,300,383	619,709	446,790	706,311	851,687	1,733,603	2,519,852	8,178,335
Mortgage loans (*)	83,339	17,113	17,696	53,292	107,286	440,277	3,779,796	4,498,799
Consumer loans (*)	954,509	40,794	43,786	146,490	248,315	682,649	438,341	2,554,884
Available for sale investments	227,007	135,441	44,949	61,363	199,377	264,069	668,819	1,601,025

Total assets	4,813,983	882,523	601,878	1,097,464	1,716,380	3,547,928	8,371,627	21,031,783

Liabilities
Deposits and other demand obligations	3,991,732	-	-	-	-	-	-	3,991,732
Unsettled transactions	426,453	-	-	-	-	-	-	426,453
Investments under repurchase agreements	141,102	7,030	1,536	265	27	-	-	149,960
Time deposits and other time liabilities	2,545,093	978,268	1,021,579	918,768	903,000	767,214	21,291	7,155,213
Financial derivative contracts	118,075	82,988	50,660	174,502	216,306	348,534	661,130	1,652,195
Interbank borrowings	117,648	189,713	126,822	310,602	859,289	123,927	-	1,728,001
Issued debt instruments	11,219	982	786	119,762	218,556	1,050,114	2,578,029	3,979,448
Other financial liabilities	34,254	678	668	1,687	2,157	8,440	116,320	164,204

Total liabilities	7,385,576	1,259,659	1,202,051	1,525,586	2,199,335	2,298,229	3,376,770	19,247,206

(*)      The Loans and accounts receivables from customers are shown gross. The amounts of allowance by type of loans are as follows: Commercial loans Ch$194,867 million, Mortgage loans Ch$17,632 million and Consumer loans Ch$216,334 million.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #16 - MATURITY OF ASSETS AND LIABILITIES, continued:

As of December 31, 2009	Up to 30 days	Between 31 and 60 days	Between 61 and 90 days	Between 91 and 180 days	Between 181 and 365 days	Between 1 and 3 years	More than 3 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	2,043,458	-	-	-	-	-	-	2,043,458
Unsettled transactions	468,134	-	-	-	-	-	-	468,134
Trading investments	37,672	505	2,036	89,503	573,856	52,757	42,210	798,539
Investment, under resale agreements	14,020	-	-	-	-	-	-	14,020
Financial derivative contracts	54,140	48,351	25,433	50,155	116,047	349,644	750,108	1,393,878
Interbank loans	23,370	-	-	-	-	-	-	23,370
Commercial loans (*)	1,005,151	376,918	395,649	791,896	757,175	1,688,107	2,309,866	7,324,762
Mortgage loans (*)	107,294	15,720	16,871	48,454	99,288	404,839	3,466,587	4,159,053
Consumer loans (*)	834,145	41,634	50,630	120,641	215,946	626,226	354,827	2,244,049
Available for sale investments	98,993	85,008	35,049	98,514	243,912	350,606	918,008	1,830,090

Total assets	4,686,377	568,136	525,668	1,199,163	2,006,224	3,472,179	7,841,606	20,299,353

Liabilities
Deposits and other demand obligations	3,533,534	-	-	-	-	-	-	3,533,534
Unsettled transactions	275,474	-	-	-	-	-	-	275,474
Investment, under repurchase agreements	191,118	248	316,939	606,122	178	-	-	1,114,605
Time deposits and other time liabilities	2,438,249	915,676	834,731	840,174	1,105,446	1,006,288	34,693	7,175,257
Financial derivative contracts	81,601	48,627	28,799	98,297	117,773	370,428	603,381	1,348,906
Interbank borrowings	72,786	144,838	205,807	607,866	809,150	206,343	-	2,046,790
Issued debt instruments	21,758	1,155	167,857	8,633	17,422	849,273	1,858,578	2,924,676
Other financial liabilities	33,606	390	214	1,379	2,309	7,994	101,019	146,911

Total liabilities	6,648,126	1,110,934	1,554,347	2,162,471	2,052,278	2,440,326	2,597,671	18,566,153
(*)     The Loans and accounts receivables from customers are shown gross. The amounts of allowance by type of loan are as follows: Commercial loans Ch$166,439 million, Mortgage loans Ch$16,534 million and Consumer loans Ch$166,512 million.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #17 - OTHER LIABILITIES:

This item’s composition is as follows:

	As of September 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Accounts and notes payable	128,800	79,491
Unearned income	1,554	2,081
Guarantees received threshold	195,239	148,308
Notes payables through brokerage and simultaneous transactions	37,769	14,802
Other liabilities	2,712	18,714

Totals	366,074	263,396

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #18 - CONTINGENCIES AND COMMITMENTS:

a)	Lawsuits and legal procedures

On the date of these financial statements issuance the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of September 30, 2010 the Bank and its affiliates maintained provisions for these legal actions to totalling Ch$780 million (Ch$830 million as of December 31, 2009).

b)	Contingent loans

The following table shows the Bank’s contractual obligations to issue loans.

	As of September 30,	As of December 31,
	2010	2009
	MCh$	MCh$

Letters of credit issued	194,454	155,956
Foreign letters of credit confirmed	15,309	35,818
Guarantees	824,942	655,780
Pledges and other commercial commitments	139,533	169,931
Other	91,343	-
Subtotals	1,265,581	1,017,485
Available credit lines	4,711,798	4,615,787
Totals	5,977,379	5,633,272

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of September 30	As of December 31,
	2010	2009
	MCh$	MCh$

Securities held in custody	446,416	238,490
Collections	170,309	179,547
Asset from third parties managed by the Bank and its affiliates held in custody	66	66
Issued securities held in custody	10,593,093	7,371,486

Totals	11,209,884	7,789,589

d)	Guaranties

Banco Santander Chile has policy #2435101, Comprehensive Banking Fidelity coverage policy, with the Chilena Consolidada Insurance Company in the amount of US$5,000,000, which jointly covers both the Bank and its affiliates, in force from 7/1/10 to 6/30/11.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #18 - CONTINGENCIES AND COMMITMENTS, continued:

Santander Asset Management S.A. Administradora General de Fondos

In conformity with General Standard #125, the company designated Banco Santander Chile as the representative of the beneficiaries of the guarantees established by each of the managed funds, in compliance with Articles 226 and following of Law #18,045.

In addition to these guarantees for the creation of mutual funds, there are other guarantees for a guaranteed return on certain mutual funds, which total Ch$67,703 million.

Santander Agente de Valores Limitada

To ensure correct and full performance of all its obligations as an Securities Agent, in conformity with the provisions of Articles #30 and following of Law #18,045 on the Securities Market, the Company provided a guarantee in the amount of UF 4,000 through Insurance Policy #209106829, taken out from the Compañía de Seguros de Crédito Continental S.A., which expires on December 19, 2010.

Santander Corredores de Bolsa

To ensure correct and full performance of all its obligations as a Stock Broker, in conformity with the provisions of Articles 30 and following of Law 18,045 on the Securities Market, the Company has given fixed-income securities to the Bolsa de Comercio de Santiago for a current value of Ch$2,369 million as of December 31, 2009 (Ch$1,791 million as of December 31, 2008).

In addition, the Company has provided guarantees to the Bolsa de Comercio de Santiago to cover simultaneous transactions with a current value of Ch$14,802 million as of December 31, 2009 (Ch$10,934 million as of December 31, 2008).

Santander Corredora de Seguros Limitada

i.	Insurance policies

In accordance with Circular #1,160 of the Superintendency of Securities and Insurance, the Company has an insurance policy in order to fulfill all obligations in connection with its operations as intermediary in the insurance contracts.

Guaranty policy for insurance brokers #4323257, which covers UF 500, and Professional liability policy #4323253, which covers UF 60,000, were taken out from Compañía de Seguros Chilena Consolidada S.A. Both are in force from April 15, 2010 to April 14, 2011.

ii.	Deferred customs duties

In conformity with legal procedures, the obligation to pay deferred customs duties on imports of leased assets is transferred to the lessees, which undertake to make that payment both directly to the appropriate customs office and indirectly in the leases into which they enter with the Company. Accordingly, if a lessee fails to make a payment, the Chilean government would have the right to be paid from the proceeds of the imported good’s sale at auction, but that auction can be avoided if the Company pays the customs duties and then charges the lessee for them, as is stipulated in the contract.

e)	Contingent credits and liabilities

To meet its customers' needs, the Bank acquired a number of irrevocable commitments and continent obligations, and though these obligations could not be recorded in the balance sheet, they imply credit risks and are therefore part of the Bank's overall risk.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #19  – EQUITY:

a)	Capital stock and preferred shares

As of September 30, 2010 and December 31, 2009 the Bank had 188,446,126,794 authorized shares outstanding, all of which are subscribed for and paid in full, All shares are common shares, with no par value or other preferences,

The activity with respect to shares during September 30, 2010 and December 31, 2009 was as follows:

	Shares
	As of September 30,	As of December 31,
	2010	2009
	Number	Number

Issued as of January 1	188,446,126,794	188,446,126,794
Paid-up shares issued	-	-
Owed shares issued	-	-
Stock options exercised	-	-

Shares Issued	188,446,126,794	188,446,126,794

As of September 30, 2010 and December 31, 2009, the Bank does not have any of its own shares in treasury, nor do any of the companies included in the perimeter of consolidation,

The shareholder composition was as follows:

	As of September 30,2010
Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Totals	% of Equity Holding

Teatinos Siglo XXI Inversiones Limitada	78,108,391,607	-	78,108,391,607	41,45
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35,46
J.P. Morgan Chase Bank	-	30,805,781,667	30,805,781,667	16,35
Inversiones Antares S.A.	250,363,545	-	250,363,545	0,13
Antonio Hitschfeld Bollman	100,000,000	-	100,000,000	0,05
Banks and stock brokers on behalf of third parties	7,193,940,269	-	7,193,940,269	3.84
Other minority shareholders	5,165,130,011	-	5,165,130,011	2.72

Totals			188,446,126,794	100,00

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #19  – EQUITY, continued:

As of December 31, 2009 the shareholder composition was as follows:

	As of December 31,2009
Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Totals	% of Equity Holding

Teatinos Siglo XXI Inversiones Limitada	78,108,391,607	-	78,108,391,607	41.45
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	31,775,852,329	31,775,852,329	16.86
Inversiones Antares S.A.	250,363,545	-	250,363,545	0.13
Antonio Hitschfeld Bollman	200,000,000	-	200,000,000	0.11
Banks and stock brokers on behalf of third parties	6,985,588,652	-	6,985,588,652	3.71
Other minority shareholders	4,303,410,966	-	4,303,410,966	2.28

Totals			188,446,126,794	100,00

(*)	American Depository Receipts (ADR) are certificates issued by a U,S, commercial bank to be traded on the U,S, securities markets,

Banco Santander Spain controls Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda, and Santander-Chile Holding, which are controlled subsidiaries of Banco Santander Spain, As of December 31, 2009, Banco Santander Spain directly or indirectly owned or controlled 99,5% of Santander-Chile Holding and directly or indirectly owned or controlled 100% of Teatinos Siglo XXI S,A, This gives Banco Santander Spain control over 76,91% of the shares of the Bank, and actual participation, when excluding minority shareholders, of 76,74% at December 31, 2009,

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #19  – EQUITY, continued:

b)	Dividends

During the period As of September 30, 2010 and December 31, 2009, the following dividends were declared and paid by the Bank:

Distributed dividends	Total attributable to shareholders	Allocated to reserves or retained earnings	Allocated to Dividends	Percentage distributed	Number of shares	Dividend per share (in pesos)

- Year 2009 (Shareholders Meeting April 2010)	431,253	150,939	258,752	65%	188,446,126,794	1,373

- Year 2008 (Shareholders Meeting April 2009)	328,146	114,851	213,295	65%	188,446,126,794	1,132

c)	As of September 30, 2010 and 2009, diluted earnings and basic earnings were as follows:

	As of September 30,	As of September 30,
	2010	2009
	MCh$	MCh$

a) Basic earnings per share
Total attributable to shareholders	367 ,270	294,725
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Dividend per share (in pesos)	1,949	1,564

b) Diluted dividends per share
Total attributable to shareholders	367 ,270	294,725
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Assumed conversion of convertible debt	-	-
Adjusted number of shares	188,446,126,794	188,446,126,794
Diluted earnings per share (in pesos)	1,949	1,564

As of September 30, 2010 and December 31, 2009, the Bank has no instruments with dilutive effects,

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #19  - EQUITY, continued:

d)    Other comprehensive income, as of September 30, 2010 and December 31, 2009, the adjustment related to the components of other comprehensive income is as show below.

	As of September 30,	As of December 31,
	2010	2009
	MCh$	MCh$
Available for sale investments
Balances as of January 1,	(29,304)	(20,019)
Gains (losses) on remeasuring avalilable for sale investments, before tax	6,188	37,713
Reclassificaction adjunstments on available for sale investment, before tax	-	-
Realized (gains) losses	(1,392)	(46,998)
Subtotal	4,796	(9,285)

Totals	(24,508)	(29,304)
Cash flow hedges
Balances as of January 1,	(3,162)	10,873
Gains (losses) on cash flow hedges, before tax	10,306	(14,035)
Reclassificaction adjustments on cash flow hedges, before taxes	-	-
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose
acquisition or incurrence was hedge highly probable ferecast transaction	-	-
Subtotal	10,306	(14,035)

Totals	7,144	(3,162)
Other comprehensive income, before tax	(17,364)	(32,466)
Icome Tax relating to components of other comprehensive income
Income tax relating to available for sale investments	4,489	4,982
income tax relating to cash flow hedges	(1,295)	537

Totals	3,194	5,519
Other comprehensive income, net of tax	(14,170)	(26,947)
Attributable to
Bank shareholders	(13,928)	(26,804)
Non controlling interest	242	143

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #20 - CAPITAL REQUIREMENTS (BASEL):

Pursuant to the General Law of Banks, the Bank must maintain a minimum ratio of effective equity to risk-weighted assets of 8% net of required allowances, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances. However, as a result of the Bank’s merger in 2002, the SBIF has determined that the Bank’s combined effective net equity cannot be lower than 11% of its risk-weighted assets. Effective net equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity.

Assets are allocated to different risk categories, each of which is assigned a weighting percentage according to the amount of capital required to be held for each type of asset. For example, cash, deposits with Banks and financial instruments issued by the Central Bank of Chile have a 0% risk weighting, meaning that it is not necessary to hold equity to back these assets according to current regulations. Property, plant and equipment have a 100% risk weighting, meaning that a minimum capital equivalent to 11% of these assets must be held. All derivatives traded off the exchanges are also assigned a risk weighting, using a conversion factor applied to their notional values, to determine the amount of their exposure to credit risk. Off-balance-sheet contingent credits are also included for weighting purposes, as “Credit equivalents”.

The levels of Basic capital and Effective equity at the close of each fiscal year are as follows:

	Consolidated assets		Risk-weighted assets
	As of September 30,	As of December 31,	As of September 30,	As of December 31,
	2010	2009	2010	2009
	MCh$	MCh$	MCh$	MCh$

Balance-sheet assets (net of allowances) (*)
Cash and bank deposits	1,522,587	2,043,458	-	-
Unsettled transactions	485,262	468,134	178,641	191,287
Trading investments	397,342	798,539	65,643	41,918
Investments under resale agreements	64,995	14,020	64,995	14,020
Financial derivative contracts (**)	1,431,288	1,391,886	884,102	837,692
Interbank loans	72,184	23,370	14,437	4,674
Loans and accounts receivable from customers	14,803,186	13,378,379	12,998,935	11,717,337
Available for sale investment	1,601,025	1,830,090	75,762	154,089
Investment in other companies	7,301	7,417	7,287	7,417
Intangibles assets	69,975	77,260	69,975	77,260
Property, plant and equipment	160,435	184,122	160,435	184,122
Current taxes	5,948	4,541	595	454
Deferred taxes	137,958	95,229	13,796	9,523
Other assets	653,285	452,559	406,034	269,313
Off-balance-sheet assets
Contingent loans	2,999,843	1,160,118	1,799,071	693,009
Totals	24,412,614	21,929,122	16,739,708	14,202,115

(*)	As required by local regulations.

(**)
“Financial derivative contracts” are presented at their “Credit Equivalent Risk” value as established in Chapter 12-1 of the Recopilación Actualizada de Normas – RAN - (updated compilation of rules), issued by the Superintendency of Banks and Financial Institutions.

The Bank has presented the ratio of Basic capital and Effective equity for 2010 according to the new regulation established in circular N°3,489 of the SBIF, of December 29, 2009, which is in force beginning January 1, 2010.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #20 - CAPITAL REQUIREMENTS (BASEL):

			Percentage
	As of September 30,	As of December 31,	As of September 30,	As of December 31,
	2010	2009	2010	2009
	MCh$	MCh$	%	%

Basic capital	1,757,340	1,658,316	7.20	7.56
Effective net equity	2,430,080	2,214,092	14.52	15.59

 NOTE #21 - NON CONTROLLING INTERESTS:

This item reflects the net amount of the subsidiaries’ net equity attributable to equity instruments which do not belong to the Bank either directly or indirectly, including the part that has been attributed to them in the income for the period.

a) The non controlling interest in the affiliates’ income and special-purpose entities for the quarters ending on September 30, 2010 and 2009 is summarized as follows:

			Other comprehensive income
For the quarter ending on September 30, 2010	Third-party share	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive Income
	%	MCh$	MCh$	MCh$	MCh$	MCh$

Affiliates:
Santander Agente de Valores Limitada (ex-Santander S.A. Agente de Valores)	0.97	12	(75)	13	(62)	(50)
Santander S.A. Sociedad Securitizadora	0.36	(1)	-	-	-	(1)
Santander Investment S.A. Corredores de Bolsa	49.00	1,114	(264)	46	(218)	896
Santander Asset Management S.A. Adm. Gral. de Fondos	0.02	2	-	-	-	2
Santander Corredora de Seguros Limitada	0.24	1	-	-	-	1
Subtotals		1,128	(339)	59	(280)	848

Special-purpose entities:
Bansa Santander S.A.	100.00	(289)	-	-	-	(289)
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	364	-	-	-	364
Multinegocios S.A.	100.00	24	-	-	-	24
Servicios de Administración y Financieros Limitada	100.00	85	-	-	-	85
Servicios de Cobranzas Fiscalex Limitada	100.00	29	-	-	-	29
Multiservicios de Negocios Limitada	100.00	77	-	-	-	77
Subtotals		290	-	-	-	290

Totals		1,418	(339)	59	(280)	1,138

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #21 – NON CONTROLLING INTERESTS, continued:

			Other comprehensive income
For the quarter ending on September 30, 2009	Third-party share	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive Income
	%	MCh$	MCh$	MCh$	MCh$	MCh$

Affiliates:
Santander S.A. Agente de Valores	0.97	47	(51)	8	(43)	4
Santander S.A. Sociedad Securitizadora	0.36	-	-	-	-	-
Santander Investment S.A. Corredores de Bolsa	49.00	1,288	(408)	69	(339)	949
Santander Asset Management S.A. Adm. Gral. de Fondos	0.02	2	-	-	-	2
Santander Corredora de Seguros Limitada	0.24	4	-	-	-	4
Subtotals		1,341	(459)	77	(382)	959

Special-purpose entities:
Bansa Santander S.A.	100.00	(416)	-	-	-	(416)
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	(592)	-	-	-	(592)
Multinegocios S.A.	100.00	15	-	-	-	15
Servicios de Administración y Financieros Limitada	100.00	178	-	-	-	178
Servicios de Cobranzas Fiscalex Limitada	100.00	17	-	-	-	17
Multiservicios de Negocios Limitada	100.00	133	-	-	-	133
Subtotals		(665)	-	-	-	(665)

Totals		676	(459)	77	(382)	294

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #21 – NON CONTROLLING INTERESTS, continued:

b) The non controlling interest in equity and the affiliates’ income and special-purpose entities is summarized below:

		As of September 30,2010	For the 9-month period ending on September 30, 2010
				Other comprehensive income
	Third-party share	Equity	Income	Available for sale Investment	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Affiliates:
Santander Agente de Valores Limitada (ex-Santander S.A. Agente de Valores)	0.97	476	13	29	(5)	24	37
Santander S.A. Sociedad Securitizadora	0.36	3	(1)	-	-	-	(1)
Santander Investment S.A. Corredores de Bolsa	49.00	25,083	2,593	(149)	26	(123)	2,470
Santander Asset Management S.A. Administradora General de Fondos	0.02	13	5	-	-	-	5
Santander Corredora de Seguros Limitada	0.24	133	6	-	-	-	6
Subtotals		25,708	2,616	(120)	21	(99)	2,517

Special-purpose entities:
Bansa Santander S.A.	100.00	1,631	(748)	-	-	-	(748)
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	856	(2,511)	-	-	-	(2,511)
Multinegocios S.A.	100.00	130	34	-	-	-	34
Servicios de Administración y Financieros Limitada	100.00	566	230	-	-	-	230
Servicios de Cobranzas Fiscalex Limitada	100.00	107	54	-	-	-	54
Multiservicios de Negocios Limitada	100.00	601	226	-	-	-	226
Subtotals		3,891	(2,715)	-	-	-	(2,715)

Totals		29,599	(99)	(120)	21	(99)	(198)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #21 – NON CONTROLLING INTERESTS, continued:

		As of September 30, 2009	For the 9-month period ending on September 30, 2009
				Other comprehensive income
	Third-party share	Equity	Income	Available for sale investment	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Affiliates’:
Santander S.A. Agente de Valores	0.97	1,471	67	(2)	-	(2)	65
Santander S.A. Sociedad Securitizadora	0.36	4	-	-	-	-	-
Santander Investment S.A. Corredores de Bolsa	49.00	22,389	2,527	371	(63)	308	2,835
Santander Asset Management S.A. Administradora General de Fondos	0.02	12	4	-	-	-	4
Santander Corredora de Seguros Limitada	0.24	124	12	-	-	-	12
Subtotals		24,000	2,610	369	(63)	306	2,916
Special-purpose entities:
Bansa Santander S.A.	100.00	2,324	(358)	-	-	-	(358)
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	3,823	1,994	-	-	-	1,994
Multinegocios S.A.	100.00	92	24	-	-	-	24
Servicios de Administración y Financieros Limitada	100.00	278	322	-	-	-	322
Servicios de Cobranzas Fiscalex Limitada	100.00	39	36	-	-	-	36
Multiservicios de Negocios Limitada	100.00	331	185	-	-	-	185
Subtotals		6,887	2,203	-	-	-	2,203

Totals		30,887	4,813	369	(63)	306	5,119

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #22 - INTEREST INCOME AND EXPENSE:

This item refers to interest earned in the period by all the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the reclassification of products as a consequence of hedge accounting.

a)       As of September 30, 2010 and 2009 the composition of income from interest and adjustments, not including income from hedge accounting, is as follows:

	For the quarter ending on September 30,
	2010				2009
	Interest	Adjustments (1)	Prepaid fees	Total	Interest	Adjustments (1)	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Repurchase agreements	509	(115)	-	394	6,276	3,513	-	9,789
Interbank loans	266	-	-	266	6	-	-	6
Commercial loans	118,433	17,724	420	136,577	128,783	(12,571)	752	116,964
Mortgage loans	47,917	27,822	880	76,619	43,423	(17,886)	1,073	26,610
Consumer loans	121,714	433	787	122,934	121,919	(384)	907	122,442
Investment instruments	11,503	3,067	-	14,570	11,256	(4,585)	-	6,671
Other interest income	1,376	565	-	1,941	(7,206)	(2,317)	-	(9,523)

Income from interest and adjustments	301,718	49,496	2,087	353,301	304,457	(34,230)	2,732	272,959

	For the 9 month period ending on September 30,
	2010				2009
	Interest	Adjustments (1)	Prepaid fees	Total	Interest	Adjustments (1)	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Repurchase agreements	832	125	-	957	16,839	3,513	-	20,352
Interbank loans	340	-	-	340	171	-	-	171
Commercial loans	345,969	50,157	1,894	398,020	457,169	(79,504)	2,253	379,918
Mortgage loans	141,549	77,980	2,901	222,430	135,880	(108,715)	2,875	30,040
Consumer loans	354,103	1,137	2,121	357,361	388,997	(2,108)	2,594	389,483
Investment instruments	33,947	10,798	-	44,745	35,101	(25,221)	-	9,880
Other interest income	2,693	889	-	3,582	2,362	2,551	-	4,913

Income from interest and adjustments	879,433	141,086	6,916	1,027,435	1,036,519	(209,484)	7,722	834,757

b)
As indicated in section i) of Note 01, suspended interest and adjustments are recorded in memorandum accounts (off-balance-sheet accounts) until they are effectively received.  The detail of income from suspended interest is as follows:

	For the quarter ending on September 30,
	2010				2009
	Interest	Adjustments (1)	Prepaid fees	Total	Interest	Adjustments (1)	Prepaid fees	Total
Off balance sheet	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	1,292	146	-	1,438	2,157	(1,239)	-	918
Mortgage loans	(216)	103	-	(113)	37	(949)	-	(912)
Consumer loans	(870)	565	-	(305)	2,867	99	-	2,966

Totals	206	814	-	1,020	5,061	(2,089)	-	2,972

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #22 - INTEREST INCOME AND EXPENSE, continued:

	For the 9-month period ending on September 30,
	2010				2009
	Interest	Adjustments (1)	Prepaid fees	Total	Interest	Adjustments (1)	Prepaid fees	Total
Off balance sheet	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	24,677	5,292	-	29,969	19,463	3,466	-	22,929
Mortgage loans	4,322	4,251	-	8,573	5,460	2,456	-	7,916
Consumer loans	31,604	770	-	32,374	48,221	(806)	-	47,415

Totals	60,603	10,313	-	70,916	73,144	5,116	-	78,260

c)	As of September 30, 2010 and 2009 the breakdown of interest and adjustment expenses, is as follows:

	For the quarter ending on September 30,
	2010				2009
	Interest	Adjustments (1)	Prepaid fees	Total	Interest	Adjustments (1)	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(158)	(95)	-	(253)	(84)	65	-	(19)
Repurchase agreements	(672)	(3)	-	(675)	173	165	-	338
Time deposits and liabilities	(42,655)	(13,504)	-	(56,159)	(53,668)	13,000	-	(40,668)
Interbank borrowings	(7,738)	(9)	-	(7,747)	(5,917)	9	-	(5,908)
Issued debt instruments	(32,530)	(15,398)	-	(47,928)	(27,863)	10,345	-	(17,518)
Other financial obligations	(1,243)	(260)	-	(1,503)	1,953	219	-	2,172
Other interest expenses	(330)	(1,631)	-	(1,961)	138	(4)	-	134

Expenses for interest and adjustments totals	(85,326)	(30,900)	-	(116,226)	(85,268)	23,799	-	(61,469)
	For the 9-month period ending on September 30,
	2010				2009
	Interest	Adjustments (1)	Prepaid fees	Total	Interest	Adjustments (1)	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(345)	(295)	-	(640)	(615)	(103)	-	(718)
Repurchase agreements	(1,294)	(213)	-	(1,507)	(15,110)	524	-	(14,586)
Time deposits and liabilities	(112,688)	(40,466)	-	(153,154)	(249,265)	80,681	-	(168,584)
Interbank borrowings	(23,078)	(26)	-	(23,104)	(21,604)	74	-	(21,530)
Issued debt instruments	(92,775)	(41,840)	-	(134,615)	(83,919)	61,122	-	(22,797)
Other financial obligations	(3,674)	(772)	-	(4,446)	(2,880)	1,118	-	(1,762)
Other interest expenses	(330)	(4,750)	-	(5,080)	(1,844)	(11)	-	(1,855)

Expenses for interest and adjustments totals	(234,184)	(88,362)	-	(322,546)	(375,237)	143,405	-	(231,832)

d) At the end of the period the summary of interest and expense is as follows:

	For the quarter ending on September 30,		For the 9-month period ending on September 30,
	2010	2009	2010	2009
Items	MCh$	MCh$	MCh$	MCh$

Interest income	353,301	272,959	1,027,435	834,757
Interest expense	(116,226)	(61,469)	(322,546)	(231,832)
Interest income	237,075	211,490	704,889	602,925
Income from hedge accounting (net)	(1,401)	5,763	2,965	28,212

Total net interest income	235,674	217,253	707,854	631,137

(1) The adjustments are a result of changes in the Unidades de Fomento (“UF”). The UF is an inflation-index Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #23 – FEES AND COMMISSIONS:

This item includes the amount of fees earned and paid in the period, except for those which are an integral part of the financial instruments’ effective interest rate:

	For the quarter ending on September 30,		For the 9-month period ending on September 30,
	2010	2009	2010	2009
	MCh$	MCh$	MCh$	MCh$

Fee and commissions income
Fees and commissions for lines of credit and overdrafts (*)	3,685	5,631	12,209	20,419
Fees and commissions for guarantees and mortgage financial bonds	5,568	6,262	17,351	18,400
Fees and commissions for card services	27,151	24,094	78,434	70,791
Fees and commissions for management of accounts	6,921	6,653	20,131	20,975
Fees and commissions for collections and payments	15,324	17,062	43,372	49,085
Fees and commissions for intermediation and management of securities	2,797	2,057	7,669	5,747
Fees and commissions for investments in mutual funds or others	10,063	8,302	29,111	21,941
Compensation for marketing of securities	8,683	4,221	22,750	12,268
Office banking	2,386	2,659	6,813	6,348
Other fees earned	2,801	2,643	9,506	9,450
Totals	85,379	79,584	247,346	235,424

	For the quarter ending on September 30,		For the 9-month period ending on September 30,
	2010	2009	2010	2009
	MCh$	MCh$	MCh$	MCh$

Fee and commissions expenses
Compensation for card operation	(13,633)	(10,392)	(37,212)	(33,124)
Fees and commissions for securities transactions	(397)	(295)	(1,265)	(955)
Office banking	(1,826)	(1,455)	(5,469)	(4,619)
Other fees	(3,087)	(2,686)	(9,455)	(7,194)
Totals	(18,943)	(14,828)	(53,401)	(45,892)

Total fees and commissions income	66,436	64,756	193,945	189,532

The fees earned through transactions with mortgage financial bonds are recorded in the Consolidated Income Statement in the “Interest income” item.

(*) According to SBIF Circular 3,452 of November 25, 2008, amended by SBIF Circular 3,466 of February 4, 2009 fee charges on overdrafts for which there is no contractual provision were eliminated.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #24 - INCOME FROM FINANCIAL OPERATIONS:

This item includes the adjustments for changes in financial instruments, except for interest attributable to the application of the effective interest rate method for adjustments to asset value, as well as the income earned in purchases and sales of financial instruments.

As of September 30, 2010 and 2009, the breakdown of income from financial operations is as follows:

	For the quarter ending on September 30,		For the 9-month period ending on September 30,
	2010	2009	2010	2009
	MCh$	MCh$	MCh$	MCh$

Net profit from financial operations
Derivatives classified as trading	(45,050)	25,862	27,686	(47,923)
Trading investments	6,419	(30,779)	26,596	7,721
Decrease (increase) of loans and accounts receivable from customers
Current portfolio	522	121	(59)	304
Written-off portfolio	972	(25)	3,926	43
Available for sale investments	(8,098)	55,715	(6,244)	92,236
Other income from financial operations	167	553	41	(368)
Totals	(45,068)	51,447	51,946	52,013

NOTE #25 - NET FOREIGN EXCHANGE INCOME:

This item includes the income earned from currency trading, the differences arise from converting monetary items in a foreign currency to the functional currency and those generated by non-monetary assets in foreign currency at the time of their divestiture.

As of September 30, 2010 and 2009, the breakdown of foreign exchange income is as follows:

	For the quarter ending on September 30,		For the 9-month period ending on September 30,
	2010	2009	2010	2009
	MCh$	MCh$	MCh$	MCh$

Currency exchange differences
Net profit (loss) from currency exchange differences	317,926	29,189	156,904	285,899
Hedging derivatives	(249,505)	(45,519)	(132,343)	(230,590)
Income from adjustable assets in foreign currency	(2,798)	36,072	(132)	28,847
Income from adjustable liabilities in foreign currency	1,158	(39,679)	(48)	(6,188)
Totals	66,781	(19,937)	24,381	77,968

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #26 – PROVISION FOR LOAN LOSSES:

The recorded activity in the 2010 and 2009 periods for provision for loan losses recorded on the income statement is as follows:

		Loans and accounts receivable from customers
For the quarter ending on September 30, 2010	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent credits	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Allowances and charge-offs
- Individual evaluations	(34)	(13,266)	-	-	(1,234)	(14,534)
- Group evaluations	-	(16,974)	(4,205)	(61,739)	-	(82,918)
Total allowances and charge-offs	(34)	(30,240)	(4,205)	(61,739)	(1,234)	(97,452)

Allowances released
- Individual evaluations	94	2,158	-	-	-	2,252
- Group evaluations	-	817	362	1,646	1,672	4,497
Total released allowances	94	2,975	362	1,646	1,672	6,749

Recovery of loans previously charged off	-	2,026	301	5,689	-	8,016

Net charge to income	60	(25,239)	(3,542)	(54,404)	438	(82,687)

		Loans and accounts receivable from customers
For the 9-month period ending on September 30, 2010	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent credits	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Allowances and charge-offs
- Individual evaluations	(117)	(42,978)	-	-	(2,558)	(45,653)
- Group evaluations	-	(49,308)	(12,226)	(143,934)	-	(205,468)
Total allowances and charge-offs	(117)	(92,286)	(12,226)	(143,934)	(2,558)	(251,121)

Allowances released
- Individual evaluations	111	8,459	-	-	-	8,570
- Group evaluations	-	4,948	539	2,955	1,728	10,170
Total released allowances	111	13,407	539	2,955	1,728	18,740

Recovery of loans previously charged off	-	5,259	1,229	17,067	-	23,555

Net charge to income	(6)	(73,620)	(10,458)	(123,912)	(830)	(208,826)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #26 – PROVISION FOR LOAN LOSSES, continued:

		Loans and accounts receivable from customers
For the quarter ending on September 30, 2009	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent credits	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Allowances and charge-offs
- Individual evaluations	(1)	(12,634)	-	-	(638)	(13,273)
- Group evaluations	-	(17,722)	(2,496)	(61,414)	(57)	(81,689)
Total allowances and charge-offs	(1)	(30,356)	(2,496)	(61,414)	(695)	(94,962)

Allowances released
- Individual evaluations	-	769	-	-	-	769
- Group evaluations	-	597	177	2,401	28	3,203
Total released allowances	-	1,366	177	2,401	28	3,972

Recovery of loans previously charged off	-	2,506	502	8,860	-	11,868

Net charge to income	(1)	(26,484)	(1,817)	(50,153)	(667)	(79,122)

		Loans and accounts receivable from customers
For the 9-month period ending on September 30, 2009	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent credits	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Allowances and charge-offs
- Individual evaluations	(18)	(27,819)	-	-	(1,453)	(29,290)
- Group evaluations	-	(53,917)	(10,553)	(229,189)	(28)	(293,687)
Total allowances and charge-offs	(18)	(81,736)	(10,553)	(229,189)	(1,481)	(322,977)

Allowances released
- Individual evaluations	16	5,078	-	-	614	5,708
- Group evaluations	-	1,434	1,154	16,965	100	19,653
Total released allowances	16	6,512	1,154	16,965	714	25,361

Recovery of loans previously charged off	-	7,282	2,305	21,936	-	31,523

Net charge to income	(2)	(67,942)	(7,094)	(190,288)	(767)	(266,093)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #27 - PERSONNEL SALARIES AND EXPENSES:

a)	Composition of personnel salaries and expenses:

	For the quarter ending on September 30,		For the 9-month period ending on September 30,
	2010	2009	2010	2009
	MCh$	MCh$	MCh$	MCh$

Personnel salaries	39,935	39,792	116,810	113,555
Bonuses or gratifications	16,332	10,467	46,999	37,206
Stock-based benefits	585	426	1,600	1,622
Seniority compensation	888	552	4,521	2,561
Pension plans	248	-	833	585
Training expenses	444	433	957	951
Day care and kindergarten	218	156	531	454
Health funds	617	579	1,820	1,943
Welfare fund	110	128	336	346
Other personnel expenses	3,953	3,218	10,514	8,623
Totals	63,330	55,751	184,921	167,846

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #28 - ADMINISTRATIVE EXPENSES:

As of September 30, 2010 and 2009, the item's composition is as follows:

	For the quarter ending on September 30,		For the 9-month period ending on September 30,
	2010	2009	2010	2009
	MCh$	MCh$	MCh$	MCh$

General administrative expenses
Maintenance and repair of property, plant and equipment	2,780	1,715	8,247	7,582
Office lease	5,896	4,414	13,098	12,718
Equipment lease	31	58	115	161
Insurance payments	601	297	1,193	881
Office supplies	1,767	1,868	4,955	5,109
Information technology and communication expenses	4,783	5,845	15,462	15,743
Lighting, heating, and other utilities	1,377	1,149	4,053	4,879
Security and valuables transport service	2,629	2,532	7,623	7,565
Representation and personnel travel expenses	1,133	1,020	2,883	2,731
Judicial and notarial expenses	2,045	1,327	4,064	3,443
Fees for technical reports	805	1,850	3,304	4,076
Professional service fees	160	195	483	539
Other general administrative expenses	552	576	1,409	2,173
Outsourced services
Outsourced services	7,537	5,859	23,973	17,380
Board expenses
Compensation to Board members	245	161	644	484
Other Board expenses	-	-	-	-
Marketing Expenses
Publicity and advertising	3,364	3,832	11,535	10,411
Taxes, payroll taxes and contributions
Real estate contributions	394	460	1,255	1,412
Patents	465	427	1,317	1,279
Other taxes	17	3	23	21
Contribution to SBIF	1,402	1,367	4,107	4,074
Totals	37,983	34,955	109,743	102,661

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #29 - DEPRECIATION AND AMORTIZATION:

a)	The values of depreciation and amortization charges during the 2010 and 2009 periods are detailed below:

	For the quarter ending on September 30,		For the 9-month period ending on September 30,
	2010	2009	2010	2009
	MCh$	MCh$	MCh$	MCh$

Depreciation and amortization
Depreciation of property, plant and equipment	5,362	5,924	16,687	17,216
Amortization of intangible assets	5,932	6,145	19,540	17,439

Totals	11,294	12,069	36,227	34,655

b)	The reconciliation between the book values as of December 31, 2009 and January 1, 2009 and 2010, and the balances as of September 30, 2010, is as follows:

	Accumulated depreciation and amortization 2009
	Property, plant and equipment	Intangible Assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2009	(21,414)	(26,169)	(47,583)
Depreciation and amortization charges for the period	(21,691)	(24,932)	(46,623)
Retirements and sales in the period	126	-	126

Balances as of December 31, 2009	(42,979)	(51,101)	(94,080)

	Accumulated depreciation and amortization 2010
	Property, plant and equipment	Intangible Assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2010	(42,979)	(51,101)	(94,080)
Depreciation and amortization charges for the period	(16,687)	(19,540)	(36,227)
Retirements and sales in the period	223	-	223

Balances as of September 30, 2010	(59,443)	(70,641)	(130,084)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #30 - OTHER OPERATING INCOME BEFORE LOANS LOSSES AND EXPENSES:

a)	Other operating income is comprised of the following components:

	For the quarter ending on September 30,		For the 9-month period ending on September 30,
	2010	2009	2010	2009
	MCh$	MCh$	MCh$	MCh$

Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	686	476	1,247	354
Subtotals	686	476	1,247	354

Income from sale of investments in other companies (*)
Gain on sale of investments in other companies	-	12	-	1,859
Subtotals	-	12	-	1,859

Other income
Leases	(35)	(153)	308	551
Gain on sale of property, plant and equipment (**)	48	253	13,243	461
Recovery of provision for contingencies	1	476	7,029	782
Indemnities from insurance companies for earthquake	948	-	3,611	-
Other	417	497	388	616
Subtotals	1,379	1,073	24,579	2,410

Totals	2,065	1,561	25,826	4,623

(*) In 2009 the Bank recorded a Ch$1,847 million gain on sale of stocks (Ch$477 million for visa and Ch$1,370 million for Mastercard).

(**) As is indicated in letter c) of Note 02, on April 30 and September 30, 2010 Banco Santander Chile sold a total of 16 branches, generating a gain of Ch$12,975 million.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #30 - OTHER OPERATING REVENUE AND EXPENSES, continued:

b)	Other operating expenses are comprised of the following components:

	For the quarter ending on September 30,		For the 9-month period ending on September 30,
	2010	2009	2010	2009
	MCh$	MCh$	MCh$	MCh$

Provisions and expenses for assets received in lieu of payment
Provisions for assets received in lieu of payment	1,886	552	4,127	2,967
Expenses for maintenance of assets received in lieu of payment	473	785	1,665	2,120
Subtotals	2,359	1,337	5,792	5,087

Credit card expenses
Credit card expenses	1,036	675	2,572	2,287
Credit card memberships	1,005	714	2,603	2,071
Subtotals	2,041	1,389	5,175	4,358
Customer services	1,790	1,819	6,528	6,138

Other expenses
Operating charge-offs	1,308	543	2,287	1,799
Life insurance and general product insurance policies	1,468	1,074	4,272	3,363
Additional tax on expenses paid overseas	546	389	1,541	1,266
Expenses for mortgage credits	510	237	1,105	567
Expenses for foreign trade operations	21	190	112	296
Income from leasing operations	1	(351))	74	776
Provisions for contingencies	878	(7,322))	5,952	234
Expenses due to the earthquake	2,544	-	2,544	-
Other	333	95	1,440	786
Subtotals	7,609	(5,145)	19,327	9,087
Totals	13,799	(600)	36,822	24,670

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #31 - TRANSACTIONS WITH RELATED PARTIES:

In addition to the affiliates and associated entities, the Bank’s “related parties” include the “key personnel” of the Bank’s executive staff (members of the Bank’s Board and the Managers of Banco Santander Chile and its subsidiaries, together with their close relatives), as well as the entities over which the key personnel could exert significant influence or control.

The Bank also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Banco Santander S.A. (located in Spain).

Article 89 of the Corporations Act, which is also applicable to banks, provides that any transaction with a related party must be made under equitable conditions similar to those that customarily prevail in the market.

Moreover, Article 84 of the General Banking Act imposes limits on loans that can be granted to related parties and prohibits lending to the Bank’s directors, managers, or representatives.

Below is an indication of the transactions the Bank performs with related parties. To facilitate comprehension, we have divided the information into four categories:

Santander Group Companies
This category includes all the companies that are controlled by the Santander Group around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (affiliates and special-purpose entities).

Associated companies
This category includes the entities over which the Bank, in accordance with section b) of Note 01 of these Financial Statements, exercises a significant degree of influence and which generally belong to the group of entities known as “business support companies”.

Key personnel
This category includes the members of the Bank’s Board and the managers of Banco Santander Chile and its subsidiaries, together with their close relatives.

Other
This category encompasses the related parties that are not included in the groups identified above and which are in general entities over which the key personnel could exercise significant influence or control.

The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #31 - TRANSACTIONS WITH RELATED PARTIES, continued:

a)	Loans to related parties:

Below are the loans and receivables, and contingent loans, corresponding to related entities:

	As of September 30, 2010				As of December 31, 2009
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable
Commercial loans	35,352	676	2,375	11,554	11,331	914	2,840	108,372
Mortgage loans	-	-	14,269	-	-	-	12,754	-
Consumer loans	-	-	1,795	-	-	-	1,744	-
Loans and provisions receivables	35,352	676	18,439	11,554	11,331	914	17,338	108,372

Provision for loan losses	(267)	(1)	(22)	(7)	(13)	(1)	(11)	(298)
Net loans	35,085	675	18,417	11,547	11,318	913	17,327	108,074

Guarantees	591	-	17,247	1,151	4,552	-	45,550	596

Contingent loans
Personal Guarantees	-	-	-	-	-	-	15,900	-
Mortgage finance bonds	758	-	-	-	1,868	-	-	-
Performance bonds	22,988	-	-	123	134,644	-	-	259
Contingent loans	23,746	-	-	123	136,512	-	15,900	259

Provision for contingent loans	(2)	-	-	-	(21)	-	-	-

Net contingent loans	23,744	-	-	123	136,491	-	15,900	259

The activity of loans to related parties during 2010 and 2009 periods is shown below:

	As of September 30, 2010				As of December 31, 2009
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

As of January 1	147,843	914	17,338	108,631	107,815	51	14,845	110,099
New loans	7,192	255	4,791	8,704	176,516	2,268	8,279	30,220
Payments	(95,937)	(493)	(3,690)	(105,658)	(136,488)	(1,405)	(5,784)	(31,688)

Totals	59,098	676	18,439	11,677	147,843	914	17,338	108,631

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #31 - TRANSACTIONS WITH RELATED PARTIES, continued:

b)	Assets and liabilities with related parties

	As of September 30, 2010				As of December 31, 2009
	Group Companies	Associated companies	Key personnel	Other	Group Companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Financial derivative contracts	523,384	-	-	-	405,411	-	-	-
Other assets	114,928	-	-	-	117,060	-	-	-

Liabilities
Demand deposits and other demand obligations	4,605	624	1,616	8,847	1,503	6,238	502	925
Investments under Repurchase agreements	38,329	-	-	-	-	-	-	-
Deposits and other time liabilities	848,047	-	1,208	49,131	411,295	-	1,126	21,652
Financial derivative contracts	336,892	-	-	-	245,574	-	-	-
Issued debt instruments	10,087	-	-	-	89,258	-	-	-
Other financial obligations	119,002	-	-	-	55,156	-	-	-
Other liabilities	394	-	-	-	310	-	-	-

c)	Income (expenses) recorded with related parties

	For the quarter ending on September 30, 2010				For the quarter ending on September 30, 2009
	Group Companies	Associated companies	Key personnel	Other	Group Companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest and adjustments	(2,387)	9	287	(86)	(4,624)	6	5	(32)
Income and expenses from fees and services	18,556	(26)	11	66	16,021	26	8	32
Net income from financial and foreign exchange transactions(*)	151,954	-	(7)	6,477	(85,380)	-	(2)	(1,163)
Other operating revenues and expenses	(1,286)	-	-	-	(997)	-	-	-
Key personnel compensation and expenses	-	-	(7,733)	-	-	-	(7,521)	-
Administrative and other expenses	(3,839)	(4,341)	-	-	(3,437)	(8,405)	-	-

Totals	162,998	(4,358)	(7,442)	6,457	(78,417)	(8,373)	(7,510)	(1,163)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #31 - TRANSACTIONS WITH RELATED PARTIES, continued:

	For the 9-month period ending on September 30, 2010				For the 9-month period ending on September 30, 2009
	Group Companies	Associated companies	Key personnel	Other	Group Companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest and adjustments	(7,385)	39	768	459	(19,554)	30	93	(822)
Income and expenses from fees and services	50,735	2	69	118	40,057	28	57	98
Net income from financial and foreign exchange transactions (*)	98,131	-	(18)	1,479	79,374	-	(2)	1,141
Other operating revenues and expenses	(3,551)	-	-	-	(3,204)	-	-	-
Key personnel compensation and expenses	-	-	(21,480)	-	-	-	(21,472)	-
Administrative and other expenses	(14,466)	(14,788)	-	-	(10,097)	(16,877)	-	-

Totals	123,464	(14,747)	(20,661)	2,056	86,576	(16,819)	(21,324)	417

(*) Reflects derivative contracts that hedge Group positions in Chile.

d)	Payments to the Board members and key management personnel

The compensation received by the key executive personnel, including the Board members and all the executives holding Manager positions, shown in the “Personnel compensation and expenses” and/or “Administrative expenses” items of the Consolidated Income Statement, corresponds to the following categories:

	For the quarter ending on September 30,		For the 9-month period ending on September 30,
	2010	2009	2010	2009
	MCh$	MCh$	MCh$	MCh$

Personnel compensation	3,736	3,402	10,853	9,997
Board members’ compensation	245	484	644	807
Bonuses or gratifications	2,159	2,567	6,647	7,754
Compensation in stock	390	419	1,230	1,257
Training expenses	18	25	32	49
Seniority compensation	723	440	726	1,167
Health funds	62	57	179	183
Other personnel expenses	109	103	294	234
Pension plan	291	25	875	25
Totals	7,733	7,522	21,480	21,473

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #31 - TRANSACTIONS WITH RELATED PARTIES, continued:

e)	Composition of key personnel

As of September 30, 2010 and December 31, 2009, the composition of the Bank's key personnel is as shown below:

	Number of executives
Positions	September 30, 2010	December 31, 2009

Directors	13	13
Division managers	14	13
Department managers	80	83
Managers	62	58

Total key personnel	169	167

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #32 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES:

Fair value is defined as the amount at which a financial instrument (asset or liability) could be delivered or settled, respectively, on that date between two independent knowledgeable  parties who act freely and prudently; i.e., not in a forced or liquidation sale. The most objective and customary reference for the fair market value of an asset or liability is the quoted price that would be paid for it on a transparent organized market (“estimated fair value”).

For financial instruments with no available market prices, fair market values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community. In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

These techniques are inherently subjective and are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation, and may not be justified in comparison with independent markets.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #32 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

Measurement of fair market value and hierarchy

IAS 39 provides a hierarchy of reasonable value which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments. The hierarchy attributes the highest priority to unadjusted quoted prices on active markets, to identical (level 1) assets or liabilities, and a lower priority to measures which involve significant unobservable inputs or outputs (level 3 measurements). The three levels of the hierarchy of fair values are:

Level 1: Inputs/outputs with (unadjusted) quoted prices on active markets for identical assets and liabilities which the Bank can access on the date of measurement.

Level 2: Inputs/outputs other than the quoted prices included in level 1 which are observable for assets or liabilities, either directly or indirectly.

Level 3: Inputs/outputs which are not observable for the asset or the liability.

The level of hierarchy at which a measurement is classified is based on the lowest level of input/output which is significant for the measurement as such of the fair value in its entirety.

The Bank has currently determined certain financial instruments as pertaining to level 3, because the calculation made at market value is based on information from internal modeling and not observable on the market.

The following financial instruments are classified as level 3:

Type of financial instrument	Valuation model used	Description
Caps/Floors/Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.
UF Options	Black - Scholes	There is no observable input of implicit volatility.
CCS with Window	Hull-White	Hybrid HW model for rates and Brownian motion for FX. There is no observable input of implicit volatility.
CCS (with Metro de Santiago S.A.)	Implicit FRA	Start Fwd unsupported by MUREX (platform) due to the UF fwd estimate.
CCS, IRS, CMS in TAB (Active Bank Rate)	Sundry	Validation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #32 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

The following table presents the assets and liabilities which are measured at fair value on a recurrent basis, as of September 30, 2010 and December 31, 2009:

	Measures of fair value
September 30,	2010	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	397,342	397,342	-	-
Available for sale investments	1,601,025	1,601,025	-	-
Derivatives	1,656,370	-	1,545,452	110,918
Totals	3,654,737	1,998,367	1,545,452	110,918

Liabilities
Derivatives	1,652,195	-	1,647,480	4,715
Totals	1,652,195	-	1,647,480	4,715

	Measures of fair value
December 31,	2009	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	798,539	798,539	-	-
Available for sale investments	1,830,090	1,830,090	-	-
Derivatives	1,393,878	-	1,181,660	212,218
Totals	4,022,507	2,628,629	1,181,660	212,218

Liabilities
Derivatives	1,348,906	-	880,058	468,848
Totals	1,348,906	-	880,058	468,848

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of September 30, 2010 and 2009:

	Assets	Liabilities
	MCh$	MCh$

As of December 31, 2008	81,304	(51,401)

From January 1 to September 30, 2009 Total unrealized profit (loss):
Included in profit	52,505	(9,233)
Included in comprehensive income	-	-
Purchases, issues, and placements (net)	-	-

Accumulated income as of September 30, 2009	133,809	(60,634)

Total profits or losses included in income that are attributable to change in unrealized profits (losses) related to assets or liabilities as of September 30, 2009.	52,505	(9,233)

	Assets	Liabilities
	MCh$	MCh$

As of December 31, 2009	212,218	(468,848)

Total unrealized profit (loss):
Included in profit	44,616	(5,526)
Included in comprehensive income	-	-
Purchases, issues, and placements (net)	-	-

Accumulated income as of September 30, 2010	256,834	(474,374)

Total profits or losses included in income for 2010 that are attributable to change in unrealized profits (losses) related to assets or liabilities as of September 30, 2010.	44,616	(5,526)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE #32 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

The unrealized profits (losses) included in income for 2010 and 2009, in the assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (Level 3) are recorded in the Income Statement under the “Net profit from financial operations” item.

The potential effect as of September 30, 2010 and 2009 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (Level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

NOTE #33 - SUBSEQUENT EVENTS:

Between October 1, 2010 and the date of issue of these financial statements (October 25, 2010), no events have occurred which might materially alter the interpretation thereof.

FELIPE CONTRERAS FAJARDO Accounting Manager	CLAUDIO MELANDRI HINOJOSA Chief Operating Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE
By:	/s/ Juan Pedro Santa María
Name:	Juan Pedro Santa María
Title:	General Counsel

Date: January 10, 2011